9H

82- SUBMISSIONS FACING SHEI


05008964

MICRO ...ROL LABEL

REGISTRANT'S NAME **Xinhua Finance Limited**

***CURRENT ADDRESS** **2003-5 Vicwood Plaza**
199 Des Voeux Road Central
Hong Kong

PROCESSED
JUN 1 5 2005
THOMSON
FINANCIAL

****FORMER NAME** ______________________

****NEW ADDRESS** ______________________

____

____

FILE NO. **82-**34883 **FISCAL YEAR** **2004**

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: Min

DATE:06/15/05

Final English Version

Filing Document:	Securities Registration Statement
Addressee of the Filing:	The Director of Kanto Local Finance Bureau
Filing Date of SRS:	September 16, 2004
Name of the Issuer:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Principal Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto JFE Building 1-2, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-5223-7777
Name of Liaison Contact:	Toru Ishiguro Satoshi Nakamura Kensuke Ambe Mikiko Toeda Masakazu Masujima Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto JFE Building 1-2, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-6212-8323
Kind of the Securities Making Public Offering or Sale:	Ordinary shares of Xinhua Finance Limited
Aggregate Amount of Securities to be offered:	Amount of the Primary Offering (Primary Offering through Book-Building Formula) ¥3,340,000,000 Amount of the Secondary Offering (Secondary Offering through Purchasing and Underwriting of Shares by Underwriter): ¥ 1,444,383,000 (Offering by Over-allotment) ¥ 717,599,000


SEC MAIL PROCESSING
RECEIVED
APR 12 2005
WASH, D.C.
165
SECTION

Note: Amount of the Primary Offering is the amount expected at the time of filing of the Securities Registration Statement (aggregate amount of issue value) and Amount of the Secondary Offering is the amount expected at the time of filing of the Securities Registration Statement.

Matters concerning Stabilization Operation:	Not Applicable.
Places where a copy of this Securities Registration Statement is available for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

Notes:

1. The address in "Address or Place of Business of Registration Agent" and "Place of Liaison Contact" above will be changed to "Marunouchi Kitaguchi Building, 6-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo" on and after September 21, 2004.
2. As used in this document, and unless otherwise described or the context otherwise requires, references are as follows:

- **"Beneficial Shareholders"** refers to the beneficial holders of shares of the Company
- **"CEIS"** refers to China Economic Information Services, the communications branch of Xinhua News Agency (**"XNA"**), the official news agency of China
- **"CFNL"** refers to China Financial News Limited
- **"China"** or **"PRC"** refers to the People's Republic of China
- **"Company"** or **"Issuer"** or **"Xinhua Finance"** refers to Xinhua Finance Limited
- **"Companies Law"** refers to the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
- **"CSRC"** refers to the Chinese Securities Regulatory Commission
- **"Exchange"** refers to The Tokyo Stock Exchange, Inc.
- **"Ford"** means Ford Investor Services, Inc.
- **"FTSE"** refers to FTSE Group, a joint venture between the Financial Times and the London Stock Exchange
- **"Fortune China"** refers to Fortune China Public Relations Limited
- **"G7 Group"** refers to The G-7 Group, Inc.
- **"GAAP"** refers to Generally Accepted Accounting Principles
- **"Hong Kong"** refers to the Hong Kong Special Administrative Region
- **"IFRS"** refers to International Financial Reporting Standards issued by the International Financial Reporting Standards Committee
- **"Iverson"** means Iverson Financial Systems, Inc.
- **"JSSC"** refers to the Japan Securities Settlement & Custody, Inc.
- **"Mergent"** refers to Mergent, Inc.
- **"MNI"** refers to Market News International, Inc.
- **"PR Newswire"** refers to PR Newswire Association, Inc.
- **"QFII"** refers to a qualified foreign institutional investor qualified and approved under the laws of the People's Republic of China
- **"RMB"** refers to Renminbi
- **"SFE"** refers to Shanghai Far East Credit Rating Co.
- **"SMRA"** refers to Stone & McCarthy Research Associates, Inc.
- **"We"** or the **"Group"** refers to the Company and its consolidated subsidiaries
- **"XFI"** refers to the Xinhua FTSE Index
- **"XFN"** refers to Xinhua Financial Network Limited
- **"XIG"** refers to Xinhua Investment Group Hong Kong Limited
- **"Xinhua Far East"** refers to Xinhua Far East China Credit Ratings Services, a strategic alliance formed with SFE
- **"Xinhua PR Newswire"** refers to Xinhua PR Newswire, a joint alliance with PR Newswire

3. For convenience, conversion of U.S. dollars from our financial statements into Japanese yen is calculated by the foreign currency exchange rate (middle rate), as of December 30, 2003, which is US$1.00 = ¥107.13, in accordance with Article 130 of the Financial Statements Rules. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

4. Where figures in tables in this document have been rounded, the totals may not necessarily agree to the sum of the figures.

5. On August 24, 2004 our shareholders approved a 1-for-2000 reverse share split. As a result, each of our shareholders received one new share in exchange for every 2000 old shares. Unless we indicate otherwise, all information in this document reflects the 1-for-2000 reverse share split.

PART I INFORMATION CONCERNING THE SECURITIES

I TERMS AND CONDITIONS OF PRIMARY OFFERING

1. Primary Offering of Shares

(1) NEWLY ISSUED SHARES

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Issued
Registered ordinary shares with par value.	20,000 shares (Note 2)

(Note 1) The above is based on the board resolution as of September 16, 2004.
(Note 2) Number of shares to be issued may be changed on October 7, 2004.
(Note 3) Apart from the above, the board approved by a resolution on September 16, 2004 the issuance of 4,297 ordinary shares to Nomura Securities Co., Ltd. For further information please refer to "II TERMS AND CONDITIONS OF SECONDARY OFFERING; 3 Securities to be Offered for Sale (Offering by Over-allotment)."

(2) TERMS AND CONDITIONS OF PRIMARY OFFERING

A. Outline of the Primary Offering

The securities company described in "(3) Underwriting of Shares", which is expected to enter into an underwriting agreement with the Company at the underwriting price to be determined on October 18, 2004 (hereinafter referred to as the "Underwriter" in "I TERMS AND CONDITIONS OF PRIMARY OFFERING"), is purchasing and underwriting the shares, and is offering the shares (hereinafter referred to as the "Primary Offering") at the price (offer price) different from such underwriting price. The Underwriter shall pay the aggregate amount of the underwriting price to the Company no later than the Payment Date (See table under "B. Conditions of the Primary Offering"), and the Underwriter shall retain the difference between such amount and the total amount of offer price for the Primary Offering.

The Primary Offering shall be conducted at the price determined according to a book-building formula specified in Article 3 of the Regulations of the Exchange (hereinafter referred to as the "Regulations for Pre-listing Offering etc.") regarding the Public Offering or Secondary Offering, etc. Before Listing, the Underwriter first proposes to investors the tentative set range of the offer price upon solicitation for subscription of the shares to assess the demand for the shares from investors, and then determines the offer price, etc.

Offering Pattern	Number of Shares to be Issued	Aggregate Amount of the Issue Price	Aggregate Amount to be Credited to Share Capital
Primary Offering of Shares (Book-building Formula)	20,000 shares	JPY 3,340,000,000	JPY 5,516,000

(Note 1) All Shares are offered by purchase and underwrite by the Underwriter.
(Note 2) Procedures to be taken for pre-listing public offering are regulated by the Regulations for Pre-listing Offering etc. legislated by the Exchange.
(Note 3) Aggregate Amount of the Issue Price above is the estimated amount assuming the offer price shall be the average of the tentative set offer price range (JPY 137,000 – JPY 197,000) as of the date of filing of this SRS, which is JPY 167,000 per share. The definitive offer price and the aggregate issue price for the Primary Offering shall be determined on the pricing date considering the outcome of the book-building.

(Note 4) Under Companies Law, a company should, upon issuing shares, credit up to the par value of the aggregate amount received from the issue to its Share Capital account, and the rest, if any, should be credited to its Share Premium Account.

(Note 5) In calculating the Aggregate Amount to be Credited to Share Capital, the conversion of Hong Kong dollars into Japanese yen is calculated by the selling and buying currency exchange rate (middle rate) by telegraphic transfer on December 30, 2003 by The Bank of Tokyo-Mitsubishi, Ltd., which is HKD1.00 = ¥13.97.

(Note 6) Upon conducting the Primary Offering and the Secondary Offering (hereinafter referred to as "Secondary Offering Through Purchasing and Underwriting by the Underwriter") described in "1 Securities to be Offered for Sale (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)" and "2 Conditions of Secondary Offering (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)"of "II TERMS AND CONDITIONS OF SECONDARY OFFERING", an additional secondary offering of shares which are borrowed by Nomura Securities Co., Ltd from a shareholder of the Company may be conducted (hereinafter referred to as the "Offering by Over-allotment"), considering the demand for shares and up to a ceiling of 4,297 shares in addition to the Primary Offering.

(Note 7) In relation to this Primary Offering and Secondary Offering Through Purchasing and Underwriting by the Underwriter, an arrangement regarding a lock-up has been made. For details of such lock-up arrangement, please refer to "III. Special Description as to the Offering."

B. Conditions of the Primary Offering

Par Value/ Non-Par Value	Offer Price (JPY)	Amount to be Credited to Share Capital (JPY)	Minimum Size of Unit to be Offered (Share)	Offer Period	Offer Deposit	Payment Date
Par value HK$20.00	TBD (Note 1)	TBD (Note 1)	1	From October 20, 2004 To October 25, 2004	TBD (Note 2)	October 28, 2004
Subscription Warrant	N/A					

(Note 1) The offer price shall be determined according to the book-building formula.
The tentative set offer price shall be proposed on October 7, 2004 and, with reference to factors such as the demand for shares based on such tentative offer price and risks of price fluctuation, etc., the offer price shall be determined on October 18, 2004 simultaneously with the underwriting price.
The tentative set price shall be determined in view of factors such as the business conducted, management achievements and financial conditions, the comparison with other listing corporations having similar business operations, the opinions rendered by institutional investors which are expected to have expertise in pricing, and other factors.
The Underwriters will, in the course of receiving the applications for subscription, encourage mainly institutional investors to notify their intention to subscribe for the shares, to ensure that the Shares are being fairly appreciated in the market.
The amount to be credited to share capital shall be determined simultaneously with the determination of offer price.

(Note 2) Amount of offer deposit ("Offer Deposit") shall be equivalent to offer price and shall not accrue any interest. Of such deposited amount, the amount equivalent to the underwriting price shall be credited to the payment for new shares on the payment date.

(Note 3) The delivery date of share certificates is scheduled on October 28, 2004 (hereinafter referred to as "Listing Date" or "Trade Commencement Date"). Share certificates shall be deposited in an aggregated manner with Japan Securities Settlement & Custody, Inc. so that shares can be traded on and after the Listing Date.

(Note 4) The application shall be submitted during the Offer Period (see table above) to the Place of Offer (see "C. Place of Offer below"), together with offer deposit.

(Note 5) The investors may notify their intention to subscribe for the shares to the Underwriter with reference to the tentative set price in advance of the application, during the period from October 8, 2004 to October 15, 2004. Such notification can be altered or repealed. Shares may also be allotted to investors who have not so notified, taking into consideration a number of criteria including the number of shareholders as specified in the criteria for listing examination of the Exchange, the maintenance of liquidity of shares after listing, and otherwise.
The Underwriter will determine to whom the shares will be sold, among the investors who have made such notification at such price equivalent to or greater than the offer price, subject to internal

share-trading rule of the Underwriter and taking into consideration in principle the investor's positive attitude for the notification of intention, the investor's experience and knowledge of securities investment, investment policy, trading record with the Underwriter and otherwise.

(Note 6) Every application and payment by investors shall be made in accordance with foreign securities trading account agreement applicable to the foreign securities trading account opened by each applicant for shares at one of the securities companies described in "Underwriting of Shares" below. Each investor that has not opened such a foreign securities account needs to open such an account.

C. Place of Offer

Main office and branch offices located in Japan of the securities companies described in "(3) Underwriting of Shares" below. For foreign securities companies, only branch offices as specified in the said section.

D. Payment Place

Name	Location
Standard Chartered Bank, Central Branch	Shop No.16, G/F, LG/F New World Tower, 16-18 Queen's Road Central, Hong Kong

(3) UNDERWRITING OF SHARES

Name of Underwriter	Address	Shares to be Underwritten	Conditions of Underwriting
Nomura Securities Co., Ltd	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo	9,979	1. Underwriting by purchasing shares 2. No underwriting charge will be paid, provided that the aggregate difference between issuing price and underwriting price shall be retained by the Underwriter
HSBC Securities (Japan) Limited	11-1, Nihombashi 3-chome, Chuo-ku, Tokyo	2,864	
Merrill Lynch Japan Securities Co., Ltd.	4-1, Nihonbashi 1-chome, Chuo-ku, Tokyo	2,864	
Toyo Securities Co., Ltd.	20-5, Nihonbashi 1-chome, Chuo-ku, Tokyo	2,005	
Cosmo Securities Co., Ltd.	8-12, Imabashi 1-chome, Chuo-ku, Osaka	572	
Naito Securities Co., Ltd.	5-9, Koraibashi 1-chome, Chuo-ku, Osaka	572	
Okasan Securities Co., Ltd.	17-6, Nihonbashi 1-chome, Chuo-ku, Tokyo	286	
ORIX Securities, Corporation	3-8, Ningyo-cyo 1-chome, Chuo-ku, Tokyo	286	
Shinko Securities Co., Ltd.	4-1, Yaesu 2-chome, Chuo-ku, Tokyo	286	
MONEX, Inc.	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo	286	
Total	--	20,000 shares	--

(Note 1) The number of shares to be underwritten for each Underwriter shall be determined on October 7, 2004.

(Note 2) The underwriting agreement is to be entered into with the Underwriters above on the pricing date (October 18, 2004).

2. Offering of Subscription Warrant

N/A

3. Offering of Corporate Bond (excluding short-term debenture)

N/A

4. Offering of Commercial Paper and Short-Term Debenture

N/A

5. Offering of Foreign Certificate of Deposit

N/A

6. Offering of Covered Warrant

N/A

7. Offering of Depositary Receipt

N/A

8. Use of Proceeds from Issuing Shares

(1) THE AMOUNT OF PROCEEDS FROM ISSUING SHARES

Aggregate amount of payment	Approximate amount of issue cost	Approximate amount of proceeds outstanding
JPY 3,106,200,000	JPY 230,000,000	JPY 2,876,200,000

(Note) The aggregate amount of payment is equivalent to the aggregate underwriting price, which is estimated on the basis of the average of the tentative set offer price range (JPY 137,000 – JPY 197,000) as of the date of filing of this SRS, which is JPY 167,000 per share.

(2) USE OF PROCEEDS

Out of the above approximate amount of net proceeds, approximately ¥ 1,749 million will be used to make payments in connection with the acquisitions of Mergent, SMRA, Iverson and Ford and the remainder will be used for capital expenditures, general working capital and future acquisition purposes.

The Company will invest the proceeds in safe and secure financial products until they are used for said purposes.

II TERMS AND CONDITIONS OF SECONDARY OFFERING

1 Securities to be Offered for Sale (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)

(1) SHARES FOR SECONDARY OFFERING

The securities company described in "2. Conditions of Secondary Offering (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)" which is expected to enter into an underwriting agreement with the Company at the underwriting price to be determined on October 18, 2004 (hereinafter referred to as the "Underwriter" in "II TERMS AND CONDITIONS OF SECONDARY OFFERING) is purchasing and underwriting the shares from the sellers described below, and is offering shares (hereinafter referred to as the "Secondary Offering") at the price (offer price which is equivalent to the offer price for the primary offering) different from the underwriting price (hereinafter referred to as the "secondary offering through purchasing and underwriting of shares by the Underwriter"). The Underwriter shall pay aggregate amount of the underwriting price to the sellers on the Share Certificate Delivery Date (see Note 5 under "2. Conditions of Secondary Offering" (secondary offering through purchasing and underwriting of shares by the Underwriter)), and the difference between such amount and total amount of offer price for the secondary offering through purchasing and underwriting of shares by the Underwriter shall be retained by the Underwriter. The sellers shall not pay underwriting fee to the Underwriter.

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Offered (Shares)	Aggregate Amount of Offering Price (JPY)	Name and Address of Owners of Shares to be Offered for Sale	
Registered with Par Value	8,649	1,444,383,000	Allen Parker Miner Ebisu Business Tower 13F, 1-19-19, Ebisu Shibuya-ku, Tokyo 150-0013, Japan	203 shares
			ARK II CLO 2001-1, Ltd. One World Financial Center New York, NY 10281-1003	1,101 shares
			Dennis L. Pelino Family Trust 1500 Ocean Drive Suite 1201, Miami Beach, Florida 33139	145 shares
			Eric J. Gleacher 1133 Fifth Avenue, New York, NY, 10128, USA	138 shares
			Fredy Bush Family Trust c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, 8th Floor, Wilmington, DE 19890, USA	1,083 shares
			Graham Anton Earnshaw Suite 1507, LiuLin Building, 1 Huaihai Middle Road, Shanghai, 200021, P. R. China	75 shares
			Insight Associates Limited c/o Preston Gates & Ellis, 35th Floor, Two International Finance Centre, 8 Finance Street, Hong Kong	370 shares
			Jae Lie 1500 Huaihai Central Road, Tower 3, Room 15D, Shanghai, P.R. China	560 shares
			JDD China Investment, LLC c/o Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong	250 shares
			Joseph Donohue 24 Tiffany Road, Oyster Bay, NY, 11771, USA	20 shares

			Kung Yuen-Kao, Billy 11/F, No. 136 Roosevelt Road, Section 2, Taipei, Taiwan	505 shares
			NVCC No. 4 Venture Capital Investment Limited Partnership Nippon Venture Capital Co Ltd: 7-1-16 Akasaka Minato-Ku, Tokyo, Japan	500 shares
			NVCC No.3 Venture Capital Investment Limited Partnership Nippon Venture Capital Co Ltd: 7-1-16 Akasaka Minato-Ku, Tokyo, Japan	500 shares
			Patriarch Partners II, LLC 40 Wall Street, 25th Floor, New York, NY 10005, USA	233 shares
			Patriarch Partners III, LLC c/o Patriarch Partners III, LLC, 40 Wall Street, 25th Floor, New York, NY 10005, USA	1,101 shares
			Red China Investment, LLC c/o Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong	250 shares
			Xinhua Development Holdings Limited The Office of East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands	1,615 shares

(Note 1) Procedures to be taken for pre-listing secondary offering etc. are regulated by the Regulations for Pre-listing Offering etc.

(Note 2) In a case where the issue of shares described in "I. TERMS AND CONDITIONS OF PRIMARY OFFERING" is aborted, a secondary offering through purchasing and underwriting of shares by the Underwriter shall also be aborted.

(Note 3) The aggregate amount of offer price is the estimated amount assuming the offer price shall be the average of the tentative set offer price range (JPY 137,000 – JPY 197,000) as of the date of filing of this SRS, which is JPY 167,000 per share.

(Note 4) The number of shares to be offered etc. may be changed. The Number of Shares to be Offered described above indicates the ceiling, and the actual number may decrease.

(Note 5) While conducting the Primary Offering and the Secondary Offering through purchasing and underwriting of shares by the Underwriter, the Offering by Over-allotment may also be conducted considering the demand for the shares. See "3 Securities to be offered for sale (Offering by Over-allotment)" and "4 Conditions of Secondary Offering (Offering by Over-allotment)" for further information of the Offering by Over-allotment

(Note 6) In relation to the Secondary Offering Through Purchasing and Underwriting by the Underwriter, an arrangement regarding a lock-up has been made. For details of such lock-up arrangement, please refer to "III. Special Description as to the Offering".

(2) SUBSCRIPTION WARRANT FOR SECONDARY OFFERING

N/A

(3) CORPORATE BOND FOR SECONDARY OFFERING (EXCLUDING SHORT-TERM DEBENTURE)

N/A

(4) Commercial Paper and Short-term Debenture for Secondary Offering

N/A

(5) Foreign Certificate of Deposit for Secondary Offering

N/A

(6) Covered Warrant for Secondary Offering

N/A

(7) Depositary Receipt for Secondary Offering

N/A

2 Conditions of Secondary Offering (secondary offering through purchasing and underwriting of shares by the Underwriter)

Offer Price (JPY)	Offer Period	Unit of Offer (shares)	Offer Deposit	Place of Offer	Name and Address of the Person Undertaking the Offering	Terms and Conditions of the Undertaking Agreement for Offering
TBD (Note 1) (Note 2)	From October 20, 2004 To October 25, 2004	1	TBD (Note 2)	Main office, branch offices and business offices of the Underwriters	(Note 3)	(Note 3)

(Note 1) The manner for determining the offer price is same as described in (Note 1) of "I TERMS AND CONDITIONS OF PRIMARY OFFERING, 1. Primary Offering of Shares, (2) Terms and Conditions of Primary Offering, B. Conditions of Primary Offering"

(Note 2) The Offer Price and Offer Deposit for the Secondary Offering are equivalent to the Offer Price and Offer Deposit for the Primary Offering, respectively.

(Note 3) The Underwriter will enter into an underwriting agreement with the sellers on October 18, 2004 (the "Pricing Date for Secondary Offering"), and underwrite the shares by purchasing them at an underwriting price. Details of the underwriting agreement and conditions necessary for the offering shall be determined on the Pricing Date for Secondary Offering. No underwriting fee shall be payable under the underwriting agreement, provided that the difference between the aggregate amount of offer price and underwriting price shall be retained by the Underwriter. The name and address of the Underwriter is as follows:
9-1, Nihonbashi 1-Chome, Chuo-ku, Tokyo Nomura Securities Co., Ltd.

(Note 4) The application shall be submitted during the Offer Period to the Place of Offering above, together with Offer Deposit set out above.

(Note 5) The delivery date of share certificates is scheduled on the Listing Date or the Trade Commencement Date. Share certificates representing the shares under the Secondary Offering shall be deposited to JSSC, so that shareholders can trade shares on and after the Listing Date.

(Note 6) Sales policy of the Underwriter above is the same as that described in (Note 5) of "I TERMS AND CONDITIONS OF PRIMARY OFFERING, 1. Primary Offering of Shares, (2) Terms and Conditions of Primary Offering, B. Conditions of Primary Offering"

(Note 7) Every application and payment by investors shall be made in accordance with the foreign securities trading account agreement applicable to the foreign securities trading account opened by each applicant for shares at one of the securities companies described in "Underwriting of Shares" above. Each investor that has not opened such a foreign securities trading account needs to open such an account. In such case, a copy of foreign securities trading account agreement shall be delivered from such securities company to the investor.

3 Securities to be Offered for Sale (Offering by Over-allotment)

(1) SHARES FOR SECONDARY OFFERING

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Offered (Shares)	Aggregate Amount of Offering Price (JPY)	Name and Address of Owners of Shares to be Offered
Registered ordinary shares with par value	4,297 shares	717,599,000 (Note 5)	Nomura Securities Co., Ltd 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo: 4,297 Shares

(Note 1) This offering (hereinafter referred to as the "Offering by Over-allotment") is conducted by Nomura Securities Co., Ltd., having considering the demand of shares upon the Primary Offering. Therefore, the Number of shares to be offered with respect to the Offering by Over-allotment above indicates the ceiling, and the actual number may decrease due to the demand of shares and the Offering by Over-allotment may be cancelled.

(Note 2) Ordinary shares of the Company to be offered through the Offering by Over-allotment are the Shares borrowed by Nomura Securities Co., Ltd. from a shareholder of the Company.
In connection with this arrangement, the board of the Company approved by the resolution on September 16, 2004 to issue 4,297 ordinary shares to allocate to Nomura Securities Co., Ltd., the payment date of which is November 29, 2004 (the "Third-party Allotment"). In addition, Nomura Securities Co., Ltd. may, during the period from October 28, 2004 up to November 18, 2004, purchase ordinary shares of the Company in the market up to a ceiling of the number of shares for Offering by Over-allotment for the purpose of returning shares borrowed from a shareholder of the Company for Offering by Over-allotment above (hereinafter referred to as "Syndicate-covering Transaction"). Nomura Securities Co., Ltd. does not intend, upon conducting successful Syndicate-covering Transaction, to accept the allocation of shares in equivalent number of shares obtained by the Syndicate-covering Transaction above, in the Third-party Allotment procedure. In this case, shares to be issued by the Third-party Allotment will not be, in whole or in part, subscribed so that the number of shares to be issued through Third-party Allotment may decrease due to forfeiture, and the entire issue may be aborted. Further, even during the period of the Syndicate-covering Transaction, the Syndicate-covering Transaction may, at the sole discretion of Nomura Securities Co., Ltd., for not be conducted at all, or be terminated with the procedure for purchasing shares not having reached the ceiling.

(Note 3) Procedures to be taken for pre-listing secondary offering etc. are regulated by the Regulations for Pre-listing Offering etc.

(Note 4) In case where the issue of shares described in "I. TERMS AND CONDITIONS OF PRIMARY OFFERING" is aborted, the Offering by Over-allotment shall also be aborted.

(Note 5) The Aggregate Amount of Offering Price is the estimated amount assuming the Offer Price shall bethe average of the tentative set offer price range (JPY 137,000 – JPY 197,000) as of the date of filing of this SRS, which is JPY 167,000 per share, as estimated at the time of filing of this Securities Registration Statement.

(Note 6) Every application and payment by investors shall be made in accordance with the foreign securities trading account agreement applicable to the foreign securities trading account opened by each applicant for shares at one of the securities companies described in "Underwriting of Shares" above. Each investor that has not opened such a foreign securities trading account needs to open such an account.

(2) SUBSCRIPTION WARRANT FOR SECONDARY OFFERING

N/A

(3) CORPORATE BOND FOR SECONDARY OFFERING (EXCLUDING SHORT-TERM DEBENTURE)

N/A

(4) COMMERCIAL PAPER AND SHORT-TERM DEBENTURE FOR SECONDARY OFFERING

N/A

(5) FOREIGN CERTIFICATE OF DEPOSIT FOR SECONDARY OFFERING

N/A

(6) COVERED WARRANT FOR SECONDARY OFFERING

N/A

(7) DEPOSITARY RECEIPT FOR SECONDARY OFFERING

N/A

4. Conditions of Secondary Offering (Offering by Over-allotment)

Offer Price (JPY)	Offer Period	Unit of Offer (shares)	Offer Deposit	Place of Offer	Name and Address of the Person Undertaking the Offering	Terms and Conditions of the Undertaking Agreement for Offering
TBD (Note 1) (Note 2)	From October 20, 2004 To October 25, 2004	1	TBD (Note 1)	Main office, branch offices and business offices of the Underwriter	(Note 3)	(Note 3)

(Note 1) The Offer Price and Offer Deposit are equivalent to the Offer Price and Offer Deposit for the Secondary Offering through purchasing and underwriting of shares by the Underwriter respectively. The Offer Deposit accrues no interest.

(Note 2) Conditions necessary for offering shall be determined on October 18, 2004, the pricing date for offering.

(Note 3) The Offering by Over-allotment shall be conducted by Nomura Securities Co., Ltd pursuant to which Nomura Securities Co., Ltd offers ordinary shares of the Company borrowed from a shareholder of the Company, and the shares for sale are not underwritten.

(Note 4) The delivery date of share certificates is scheduled on the Listing Date on which the share-trading commences, which is the same date as the delivery date of share certificates for the Secondary Offering through purchasing and underwriting of shares by the Underwriter. Share certificates shall be deposited in an aggregate manner to JSSC, so that shareholders can trade shares on and after the Listing Date.

(Note 5) The application shall be submitted during the Offer Period to the Place of Offering above, together with the Offer Deposit.

(Note 6) Sales policy of the Underwriter is the same as that described in (Note 6) of "II. TERMS AND CONDITIONS OF SECONDARY OFFERING, 2. Conditions of Secondary Offering (secondary offering through purchasing and underwriting of shares by the Underwriter)".

III. SPECIAL DESCRIPTION AS TO THE OFFERING

Lock-up Arrangement

In relation to this Primary and Secondary offering of the shares, certain Shareholders of the Company, including top 10 shareholders, management shareholders and entities controlled by management members, representing over 70% of issued and outstanding shares of the Company as of August 31, 2004, have agreed with Nomura Securities Co., Ltd. that they will not sell or otherwise dispose of (other than through the Secondary Offering Through Purchasing and Underwriting by the Underwriters and any fractional shares of the Company as a result of the 2000-for-one reverse split of the shares of the Company) the shares of the Company without prior written approval of Nomura Securities Co., Ltd. during the period starting from the execution date of the underwriting agreement concerning this offering and ending on the 180th day from the Delivery Date relating to this Offering (hereinafter the "Lock-Up Period").

Nomura Securities Co., Ltd. has a right to cancel at its discretion all or a part of the agreement above even during the Lock-Up Period.

In case of cancellation of all or a part of the lock-up agreement, or after the end of the Lock-Up Period, there will be no restriction on sales, etc. by the relevant shareholders of the Company. Accordingly, if such sales are made, it may affect the market price of our shares.

Risk factors as to the offering

There has been no public market for our shares prior to this offering, and therefore the price may fall below the public offering price.

Prior to this initial public offering, there has been no public market for our shares. The initial public offering price for our shares will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our shares after the initial public offering. We cannot assure you that an active trading market will develop or that the market price of our shares will not decline below the initial public offering price.

You will experience immediate and substantial dilution in the book value of shares purchased.

The public offering price per share will be substantially higher than the net asset value per ordinary share issued prior to this offering. Purchasers of our shares offered in the offering will therefore incur an immediate and substantial dilution in the net asset value per share from the initial public offering price.

The market price for our shares may be volatile.

The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

- immediate sales of shares by our existing shareholders who are not bound by the lock-up arrangement.
- sales of substantial number of shares by our existing shareholders after the expiration of the lock-up period.
- actual or anticipated fluctuations in our quarterly operating results;
- announcements of new products or services by us or our competitors;
- changes in financial estimates by us or securities analysts;
- conditions in the financial services, financial information and media industries;
- changes in the economic performance or market valuations of other financial services, financial information and media companies;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- additions or departures of key personnel;
- release of lock-up or other transfer restrictions on our outstanding shares;
- potential litigation.

In addition, the securities market have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our shares.

IV. MISCELLENEOUS DESCRIPTIONS

Items to be described in the prospectus for issuance of new shares and secondary offering

a. The Corporate mark of and logo of the Company shall be described on the top cover.
[corporate mark] *[logo]*

b. The following will be inserted by color printing next to the top cover.

[omitted]

PART II CORPORATE INFORMATION

I. OUTLINE OF LEGAL AND OTHER SYSTEMS IN THE HOME COUNTRY

1. Outline of Corporate System, etc.

(1) Corporate System of the Country and State in which the Issuer is Incorporated

CAYMAN ISLANDS COMPANY LAW

The Company is incorporated in the Cayman Islands subject to the Companies Law and, therefore, operates subject to Cayman Islands law. Set out below is a summary of certain provisions of Cayman company law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of Cayman company law and taxation, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar:

Operations

As an exempted company, the Company's operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the amount of its authorized share capital.

Share capital

The authorized share capital of the Company is denominated in Hong Kong dollars. In general, the shares of a Cayman Islands company may be constituted with or without par value, and may be issued in registered or bearer form. In the case of the Company, the Memorandum of Association provides for shares to be issued in registered form. The shares of the Company have a par value of HK$20.00.

The Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or the value of the premiums on those shares shall be transferred to an account, to be called the "share premium account". At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Law provides that the share premium account may be applied by the company subject to the provisions, if any, of its Memorandum and Articles of Association in (a) paying distributions or dividends to members; (b) paying up unissued shares of the company to be issued to members as fully paid bonus shares; (c) the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law); (d) writing-off the preliminary expenses of the company; (e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and (f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course of business.

The Companies Law provides that a company limited by shares or a company limited by guarantee and having a share capital, if so authorized by its Articles of Association, may by a resolution of members alter the conditions of its Memorandum to:

(a) increase its share capital by creating new shares of such amount as it thinks fit;

(b) consolidate and divide all or any of its share capital (except shares without nominal or par value) into shares of larger amount than its existing shares;

(c) convert all or any of its paid-up shares (except shares without nominal or par value) into stock, and reconvert that stock into paid-up shares of any denomination;

(d) subdivide its shares (except shares without nominal or par value) or any of them, into shares of an amount smaller than that fixed by the Memorandum of Association so however that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without nominal or par value, diminish the number of shares into which its capital is divided.

The Companies Law provides that, subject to confirmation by the court, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its Articles of Association, by special resolution reduce its share capital in any way.

The Articles include certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied. The consent of the specified proportions of the holders of the issued shares of that class or the sanction of a resolution passed at a separate meeting of the holders of those shares is required.

Financial assistance to purchase shares of a company or its holding company

Subject to all applicable laws, the Company may give financial assistance to directors and employees of the Company, its subsidiaries, its holding company or any subsidiary of such holding company in order that they may buy shares in the Company or shares in any subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried directors).

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company to another person for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

Purchase of shares and warrants by a company and its subsidiaries

Subject to the provisions of the Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its Articles of Association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorized to do so by its Articles of Association, purchase its own shares, including any redeemable shares. However, if the Articles of Association do not authorize the manner of purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorized by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under Cayman Islands law that a company's Memorandum or Articles of Association contain a specific provision enabling such purchases and the directors of a company may rely upon the general power contained in its Memorandum of association to buy and sell and deal in personal property of all kinds.

Under Cayman Islands law, a subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

Transfer of shares

There are no provisions in the Companies Law with respect to the transfer of shares of a company and the requirements for a transfer will therefore be governed by the Memorandum and Articles of Association of the company. The Companies Law however provides that any transfer of the share or other interest of a deceased member of a company made by his personal representative will, notwithstanding that such personal representative may not himself be a member, be of the same validity as if he had been a member at the time of the execution of the instrument of transfer.

General meetings

The regulations for convening, conducting and voting at general meetings of a company will be determined in accordance with the company's Memorandum and Articles of Association. Where the Memorandum and Articles of Association are silent as to how a meeting may be convened, three shareholders shall be entitled to summon a general meeting of shareholders. Where the Memorandum and Articles of Association are silent as to the length of notice for convening a meeting, a meeting may be held on five days' notice served on each shareholder. Where there is no provision in the Memorandum or Articles of Association for voting at a general meeting, every shareholder shall have one vote.

Dividends and distributions

With the exception of section 34 of the Companies Law, there is no statutory provision relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company's Memorandum and Articles of Association, the payment of dividends and distributions out of the share premium account (see "Share Capital" above for further details).

Protection of minorities

Under Cayman Islands law, shareholders are entitled to have the affairs of the company conducted in accordance with general law and in particular with the company's Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having a share capital divided into shares, the court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the court shall direct.

Any shareholder of a company may petition the court which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Generally claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company's Memorandum and Articles of Association.

Management

In general, the business of a company will be carried on in accordance with its Memorandum and Articles of Association. The Articles of Association of the Company provide that the business of the Company shall be managed and conducted by the board of the Company who may exercise all the powers of the Company which are not by law or

the Articles of Association required to be exercised by the Company in general meeting, subject nevertheless to any provisions of law and the articles and any regulations prescribed by the Company in general meeting.

The Companies Law contains no specific restrictions on the power of directors to dispose of assets of a company. However, as a matter of general law, every officer of a company, which includes a director, managing director and secretary, in exercising his powers and discharging his duties must do so honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Accounting and auditing requirements

A company shall cause proper books of account to be kept with respect to (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company and (iii) the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

Loans to directors

There is no express provision in the Companies Law prohibiting the making of loans by a company to any of its directors.

Inspection of corporate records

Members of the Company will have no general right under the Companies Law to inspect or obtain copies of the register of members or corporate records of the Company. They will, however, have such rights as may be set out in the Company's Articles.

An exempted company may, subject to the provisions of its Articles of Association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as the directors may, from time to time, think fit. There is no requirement under the Companies Law for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

Winding up

A company may be wound up by either an order of the court or by a special resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

A company may be wound up voluntarily when the members so resolve in general meeting by special resolution, or, in the case of a limited duration company, when the period fixed for the duration of the company by its Memorandum expires, or the event occurs on the occurrence of which the Memorandum provides that the company is to be dissolved. In the case of a voluntary winding up, such company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up or upon the expiry of the period or the occurrence of the event referred to above.

For the purpose of conducting the proceedings in winding up a company and assisting the Court, there may be appointed one or more than one person to be called an official liquidator or official liquidators; and the Court may appoint to such office such person or persons, either provisionally or otherwise, as it thinks fit, and if more persons than one are appointed to such office, the Court shall declare whether any act hereby required or authorized to be done by the official liquidator is to be done by all or anyone or more of such persons. The Court may also determine whether any and what security is to be given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the Court. In the case of a members' voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets.

Upon the appointment of a liquidator, the responsibility for a company's affairs rests entirely in his hands and no future executive action may be carried out without his approval. A liquidator's duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge

the company's liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

As soon as the affairs of a company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. This final general meeting shall be called by Public Notice (as defined in the Companies Law) or otherwise as the Registrar of Companies may direct.

Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75% in value of shareholders or class of shareholders or creditors, as the case may be, as are present at a meeting called for such purpose and thereafter sanctioned by the Courts. Whilst a dissenting shareholder would have the right to express to the Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Courts are unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management.

Compulsory acquisition

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offerer may at any time within two months after the expiration of the said four months, by notice in the prescribed manner require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Court of the Cayman Island within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offerer and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Indemnification

Cayman Islands law does not limit the extent to which a company's Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

(2) Corporate System as Provided for in the Memorandum of Association and Articles of Association of the Issuer

The Company was incorporated in the Cayman Islands on January 5, 2004 as an exempted company with limited liability under the Companies Law. As an exempted company, its operations must be conducted primarily outside the Cayman Islands.

Memorandum and Articles of Association

Meetings

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing and any other extraordinary general meeting shall be called by not less than 14 days' notice in writing. Notice of every general meeting shall be given to all our members other than those who under the provisions of our Articles of Association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our auditors for the time being.

No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the commencement of business.

Two of our members present in person or by proxy holding shares shall be a quorum provided that shares representing not less than one-third of the total voting rights of all members having the right to vote at the meeting shall be a quorum where a special resolution is to be considered.

A corporation being a member shall be deemed for the purpose of our Articles of Association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our members. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual member.

The quorum for a separate general meeting of the holders of a separate class of our shares is described in "Modification of Rights" below.

Special resolution - supermajority required

Pursuant to our Articles of Association, a special resolution must be passed by a majority of not less than two-thirds of the votes cast by such members as, being entitled so to do, vote in person or, in the case of such members as are corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which not less than 21 clear days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given. Provided that if it is so agreed by all the members having a right to attend and vote at such meeting, a resolution may be proposed and passed as a special resolution at a meeting of which less than 21 clear days' notice has been given. A copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

An ordinary resolution is defined in our Articles to mean a resolution passed by a simple majority of the votes of such members as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with our Articles.

Voting rights attaching to the ordinary shares

Subject to any special rights or restrictions as to voting for the time being attached to any ordinary shares, at any general meeting every member who is present in person or by proxy (or, in the case of a member being a corporation, by its duly authorized representative) shall have one vote, and on a poll every member present in person or by proxy (or, in the case of a member being a corporation, by its duly appointed representative) shall have one vote for each share which such member is the holder.

No member shall be entitled to vote or be recognized in a quorum in respect of any share unless such member is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such member to us have been paid.

If a recognized clearing house (or its nominee(s)) is our member it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of members provided that, if more than one person is so authorized, the authorization shall specify the number and class of ordinary shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our ordinary shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

There are no restrictions imposed by Cayman law or our Articles on the rights of our members to hold or vote their shares by reason of where they reside. Our Articles, however, provide that we are not obliged, when making or granting any allotment of, offer of, option over or disposal of shares or issuing shares in satisfaction wholly or in part of a dividend declared, to make or make available, any such allotment, offer, option or shares to our members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in our opinion, be unlawful or impracticable.

Protection of minorities

The Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of our ordinary shares in issue, appoint an inspector to examine into our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our members must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as members as established by our Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption rights

There are no pre-emption rights applicable to the issue of new ordinary shares under either Cayman Islands law or our Memorandum and Articles of Association.

Liquidation rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of ordinary shares (i) if we are wound up and the assets available for distribution among our members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed *pari passu* amongst those members in proportion to the amount paid up at the commencement of the winding up on the ordinary shares held by them, respectively and (ii) if we are wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid-up capital, these assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the ordinary shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our members in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our Memorandum and Articles of Association may only be made by special resolution.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our Articles of Association relating to general meetings shall apply *mutatis mutandis* to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll. At an adjourned meeting of such holders, two holders present in person or by proxy (whatever the number of ordinary shares held by them) shall be a quorum.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further ordinary shares ranking pari passu therewith.

Alteration of capital

We may from time to time by ordinary resolution:

(a) increase our capital by such sum, to be divided into such class of shares of such amounts, as the resolution shall prescribe;

(b) consolidate and divide all or any of our share capital into such class of shares of larger amount than our existing shares of such class;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

(d) sub-divide our shares or any of them into shares of smaller amount than is fixed by our Memorandum and Articles of Association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

(e) divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by the directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of shares

Subject to such of the restrictions of our Articles of Association as may be applicable, any of our members may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in or such other form prescribed by a stock exchange on which our shares are listed or in any other form which the directors may approve.

Our directors may decline to register any transfer of any share unless:

(a) the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share;

(c) the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

(e) a fee of such maximum sum as stock exchange on which our shares are listed may determine to be payable (or such lesser sum as the directors may from time to time require) is paid to us in respect thereof.

If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share repurchase

We are empowered by the Companies Law and our Articles of Association to purchase our own shares subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our Memorandum and Articles of Association and to any applicable requirements imposed from time to time by the Exchange or by other recognized stock exchange.

Dividends

Subject to the Companies Law, in a general meeting we may declare dividends in any currency but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. With the sanction of a special resolution, dividends may also be declared out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to or the terms of issue of any share otherwise provides (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share; and (ii) all dividends shall be apportioned and paid *pro rata* according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend which is payable on any ordinary shares half yearly or on any other dates, whenever our position, in the opinion of the directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to us on account of calls, installments or otherwise.

No dividend or other monies payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that: (i) such dividend be satisfied wholly or in part in the form of an allotment of ordinary shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment; or (ii) that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the directors may think fit. The directors may also, with the sanction of our members in general meeting, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of ordinary shares credited as fully paid up without offering any right of members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such ordinary shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board and, if so forfeited, shall revert to us.

Whenever our directors or the members in general meeting have resolved that a dividend be paid or declared, the directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company, and where any difficulty arises with regard to such distribution, the directors may settle it as they think expedient, and in particular may issue fractional certificates or authorize any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any of our members upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Untraceable shareholders

We are entitled to sell any share of a member who is untraceable, provided that:

(a) all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

(b) we have not during that time or before the expiry of the three-month period referred to paragraph (d) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law;

(c) during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and

(d) upon expiry of the 12-year period, we have caused an advertisement to be published in newspapers in the manner stipulated by our Articles of Association, giving notice of its intention to sell these ordinary shares, and a period of three months has elapsed since such advertisement and the Exchange has been notified of such intention.

The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former member for an amount equal to such net proceeds.

Board of Directors

General

We are managed by a board, which must consist of not less than two members. Our board currently consists of eight members. The Articles of Association of the Company provide that at each annual general meeting of shareholders, one-third of the directors (other than a director who is the Chairman or the Chief Executive Officer) for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that retiring directors are immediately eligible for re-election. This re-election mechanism ensures that shareholders are involved in the decision-making process of the Company. Any director who is the Chairman or the Chief Executive Officer is subject to this same requirement every five years.

Meetings of the board may be convened at any time deemed necessary by any member of the board. Advance notice of a meeting is not required if all the directors are present or represented at the meeting concerned and consent to the holding of such meeting.

A meeting of the board shall be competent to make lawful and binding decisions if a majority of the members of the board are present or represented. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of the board are required to be decided by simple majority votes of the members of the board present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board may also pass resolutions without a meeting by unanimous written consent.

Under Cayman Islands laws, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with the Memorandum and Articles of Association and the class rights vested thereunder in the holders of the ordinary shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Borrowing powers

Our directors may exercise all the powers to raise or borrow money, to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and, subject to the Companies Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party. The borrowing powers, in common with the Articles of Association in general, can be varied with the sanction of a special resolution of the Company.

Any transaction involving any exchange of all of our shares for shares in another company resulting in our Company becoming a subsidiary of such company or the transfer of the whole or a substantial part of our business will require a special resolution of our shareholders.

Compensation

The ordinary remuneration of the directors is determined by our board. Such sum (unless otherwise directed by the resolution by which it is voted) shall be divided amongst the directors in such proportions and in such manner as our board may agree or, failing agreement, equally, except that any director holding office for part only of the period in respect of which the remuneration is payable shall only rank in such division in proportion to the time during such period for which he held office. The directors shall also be entitled to be prepaid or repaid all traveling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any board meetings, committee meetings or general meetings or separate meetings of any class of our shares or of our debentures or otherwise in connection with the discharge of their duties as directors. Any director who, by request, goes or resides abroad for our purpose or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a director.

The board may establish or concur or join with other companies (being our subsidiary companies or companies with which it is associated in business) in establishing and making contributions out of our monies to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any director or ex-director who may hold or have held any executive office or any office of profit with us or any of our subsidiaries) and ex-employees of ours and their dependents or any class or classes of such persons.

The board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependents, or to any of such persons, including pensions or benefits in addition to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or benefit may, as the board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

Conflicts of Interests

A director shall not vote (nor be counted in the quorum) on any resolution of the board approving any contract or arrangement or other proposal in which he or any of his associates is materially interested, unless his ability to vote is approved by a resolution of our board (or a duly authorized committee thereof) at a meeting at which the director does not form part of the quorum or vote.

2. Foreign Exchange Control System

There are no exchange control regulations or currency restrictions in the Cayman Islands.

3. Tax Treatment

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from February 10, 2004.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

4. Legal Opinion

A legal opinion has been provided by Conyers Dill & Pearman, Cayman, acting as legal advisers to the Company in the Cayman Islands, substantially to the effect that:

1. The Company has been duly incorporated and is validly existing as an exempted company with limited liability under the laws of the Cayman Islands;
2. The offering of the shares in the Company has been duly and validly authorized by the Company in accordance with the laws of the Cayman Islands;
3. The offering of the shares in the Company described in this document will not conflict with or result in a breach of any of the terms or provisions of any law, rule or regulation applicable to the Company in the Cayman Islands currently in force; and
4. All statements in this document to the extent they relate to the laws of the Cayman Islands are true and accurate.

The above opinion is limited to the laws of the Cayman Islands.

II. OUTLINE OF THE GROUP

1. Trends in Key Financial Data

Since the Company was established in January 2004, it has not reached its first fiscal year end. Therefore, the Company has no relevant information and nothing is stated.

Note: The key financial data for the last two years of XFN, which has become a wholly owned subsidiary of the Company following a share swap transaction on March 4, 2004, are stated hereinafter.

(1) Consolidated key financial data

Term		The 1st fiscal year	The 2nd fiscal year	The 3rd fiscal year	The 4th fiscal year	The 5th fiscal year
Fiscal year		1999	2000	2001	2002	2003
Turnover	US$'000	—	—	—	3,078	16,148
	JP¥'000	—	—	—	(329,792)	(1,729,909)
Ordinary loss	US$'000	—	—	—	6,897	4,367
	JP¥'000	—	—	—	(738,838)	(467,808)
Net loss	US$'000	—	—	—	7,553	4,353
	JP¥'000	—	—	—	(809,162)	(466,375)
Share capital	US$'000	—	—	—	74	188
	JP¥'000	—	—	—	(7,928)	(20,118)
Net assets	US$'000	—	—	—	3,079	27,997
	JP¥'000	—	—	—	(329,845)	(2,999,357)
Total assets	US$'000	—	—	—	6,678	33,750
	JP¥'000	—	—	—	(715,404)	(3,615,668)
Net assets per share	US$	—	—	—	0.06	△ 0.20
	JP¥	—	—	—	(6.93)	(△ 21.00)
Net loss per share	US$	—	—	—	0.16	0.08
	JP¥	—	—	—	(17.31)	(8.36)
Diluted EPS	US$	—	—	—	—	—
	JP¥	—	—	—	—	—
Capital adequacy ratio	(%)	—	—	—	46.1	83.0
Return on equity ratio	(%)	—	—	—	△ 364.3	△ 28.0
PER		—	—	—	—	—
Cashflow from operating activities	US$'000	—	—	—	△ 6,457	△ 5,300
	JP¥'000	—	—	—	(△ 691,712)	(△ 567,740)
Cashflow from investing activities	US$'000	—	—	—	△ 189	△ 1,945
	JP¥'000	—	—	—	(△20,299)	(△208,327)
Cashflow from financing activities	US$'000	—	—	—	9,029	22,352
	JP¥'000	—	—	—	(967,303)	(2,394,586)
Cash and cash equivalents, end of the year	US$'000	—	—	—	3,034	18,142
	JP¥'000	—	—	—	(325,035)	(1,943,565)
Number of employees		—	—	—	116	224
EBITDA	US$'000	—	—	—	△6,238	△932
	JP¥'000	—	—	—	(△668,325)	(△99,725)

Note 1. Consumption tax is not included in turnover.

2. XFN has prepared its consolidated financial statements since the 4th fiscal year.
3. Due to difficulty in determining the average price per share, PER is not stated since XFN's shares are not listed.
4. From the 5th fiscal year, XFN applied "Accounting standard for earnings per share" (Corporate Accounting Standards #2, September 25, 2002, announced by Corporate Accounting Standard Committee) and "Guidance for application of Accounting standard for earnings per share"(Guidance for application of Accounting Standards #4, September 25, 2002, announced by Corporate Accounting Standard Committee). Please refer to "Per Share Information" of "3. Other Information" in "Section VI, Financial condition."
5. The net assets per share of the 5th fiscal year is a negative value because the increase in equity from issuing preferred shares is excluded from the calculation of shareholders' equity after applying "Accounting standards for earnings per share." and "Guidance for application of accounting standards for earnings per share". In addition, these preferred shares will automatically be converted into ordinary shares upon our initial public offering. Please refer to "Per share information" of "3. Other Information" in "Section VI, Financial condition" in which these effects are explained.
6. Regarding information on diluted net profits per share, even if XFN has shares with dilution effect, XFN is not listed and the average share price of XFN cannot be identified. Thus such information is not stated.
7. Regarding net assets per share of the 5th year, suspense account of share exchange included in retained earnings is excluded from the calculation.
8. The financial statements of XFN are stated in U.S. dollars. In accordance with Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥107.13, from the Tokyo Foreign Exchange Market as of December 30, 2003. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.
9. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill. EBITDA is presented because we believe that it is an important measure of our financial performance. Please refer to "7. Analysis of Financial Condition and Results of Operations." EBITDA is not a Japanese GAAP measurement and should not be considered in isolation or as a substitute for income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles. It should be understood that items excluded in calculating EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's performance.
10. The disclosure documents of the Group and those of XFN included in this document have been prepared in accordance with disclosure rules in Japan and in conformity with generally accepted accounting principles in Japan (Japanese GAAP). Additionally, financial statements in accordance with International Financial Reporting Standards (IFRS) have been prepared for global investors in accordance with the Company's past practice. Significant differences between Japanese GAAP and IFRS as applied to us include those relating to share issuance costs, and amortization of goodwill and share based payments. For more information, please refer to "Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards Applied to Us".
11. Per share data presented in this table reflects the historical number of shares of XFN outstanding at December 31 of each year.

2. Brief History

XFN, the predecessor of the Company, was incorporated and registered in Hong Kong on November 17, 1999. XFN was founded to become the comprehensive and definitive source of market indices, ratings, financial news and analysis necessary for making investment decisions in China's financial markets.

The Company was incorporated in January 2004 under the Companies Law to be the holding company of XFN. Through a share exchange transaction completed in March 2004, all of the shares of XFN were transferred to the Company and in return the Company issued to the shareholders of XFN an equivalent number of the Company's shares. As a result, the Company became the sole shareholder of XFN and the previous shareholders of XFN became the shareholders of the Company.

In 2004, the Company made the following material acquisitions to expand our product lines and business areas:

- MNI, a U.S./Europe based news agency dedicated to the global fixed income and foreign exchange markets.
- Mergent, successor to the original Moody's Investors Service division, the origins of which date back to 1900, which provides global business and financial information on publicly traded equity and debt.
- SMRA, which provides global fixed income and economic research and statistical analysis.
- G7 Group, which provides economic and policy analysis on currency and interest rate movements, monetary and fiscal policy and international and U.S. domestic legislation.

As a result of these acquisitions, our corporate structure and businesses have expanded significantly since December 31, 2003. The current corporate structure (other than dormant subsidiaries) as of August 31, 2004 of the Company is shown below:


Xinhua Finance
Limited (Cayman)
Xinhua Financial Network Limited 100% (HK)
Market News International Inc. 100% (US)
Mergent, Inc. 100% (US)
Stone & McCarthy Research Associates, Inc. 100% (US)
G-7 Group, Inc. 100% (US)
Market News Service (International) Inc. 100% (US)
Mergent Japan K.K. 100% (Japan)
Ford Investor Services, Inc. 100% (US)
SMRA International, Inc. 100% (US)
FTSE/Xinhua Index Limited 50% (HK)
Xinhua Financial Network (Beijing) Limited 100% (Beijing)
Xinhua Financial Network (Shanghai) Limited 100% (Shanghai)
China Financial News Limited 100% (BVI)
China Financial Network Limited. 100% (Taiwan)
Xinhua Financial Network Korea Limited 100% (Republic of Korea)
Fortune China Public Relations Limited 100% (HK)
AFX Asia Pte. Limited 100% (Singapore)
Xinhua Finance Japan Limited 100% (Japan)
Shanghai NetChina Limited 100% (Shanghai)
Xinhua Investment Group Hong Kong Limited 100% (HK)

Group Milestones

Major milestones for the Group are highlighted in the table below:

Date	Milestone
June 2004	Completes acquisitions of Mergent, G7 Group and SMRA
March 2004	Completes acquisition of MNI
March 2004	Reorganization to make Xinhua Finance the holding company for the Group through share swap
Feb 2004	Launches Xinhua Lehman China Aggregate Index, the first comprehensive series of indices covering the bond market in China (Market Indices)
Jan 2004	Xinhua Finance (the Company) incorporated
July 2003	Xinhua PR Newswire launches a new distribution network of over 2,000 media outlets in China (Investor Relations)
May 2003	Launches the first publicly available composite index for China – Xinhua FTSE China A 200 Composite Index (Market Indices)
Jan 2003	Formally launches Xinhua Far East China Credit Ratings Services (Ratings)
Nov 2002	Launches global corporate announcement distribution service Xinhua PR Newswire (Investor Relations)
Nov 2001	Establishes Xinhua FTSE Index Committee (Market Indices)
Jul 2001	Launches Xinhua FTSE China domestic index series (Market Indices)
Jun 2001	Launches real-time China analysis (Financial News and Analysis)
Apr 2001	Launches the first China index for international investors - Xinhua FTSE China 25 Index (Market Indices)
Dec 2000	Establishes Xinhua FTSE Index joint alliance (Market Indices)
Nov 1999	Xinhua Financial Network Ltd. incorporated in Hong Kong

3. Nature of Business

Overview

We are a provider of financial information products focused on China's financial markets. We are an integrated provider of market indices, ratings, financial news and analysis and investor relations for China. We believe that we are uniquely positioned in the market because we provide all four complementary services under one company. To our knowledge, a company with such a comprehensive service portfolio has never been seen in the market before. As a company providing all of these services to China's financial markets, we have established the infrastructure for making investment decisions in China.

Our group provides one or more services through which investors can make more well-informed investment decisions on China's financial markets. For example, through our market indices and financial news and analysis, an investor can track the overall performance of the equity and debt markets, follow the events that affect these markets, and be informed of recent developments of individual companies. Simultaneously, an investor can assess the creditworthiness and performance of individual companies that make up such market indices with our ratings. Also, through our investor relations services, investors can learn what companies are saying about themselves in their corporate announcements and public relations activities.

We offer the following four principal services:

- *Market Indices.* We provide equity indices and bond indices measuring the performance of China's stock and bond markets. As of July 31, 2004, we follow the China markets with more than 100 equity indices covering domestic and international China-related stocks, 12 bond indices, and four style indices (equity indices customized to track more specific investment criteria). These indices are all developed according to methodology generally used in international markets. Also, we provide a customized U.S. index, the Dividends Achiever Index, that tracks dividend-paying equities in the U.S. that have increased their payout every year for the past ten consecutive years.

- *Ratings.* We issue public information ratings (ratings on companies based on publicly available information). Our ratings are developed according to methodology generally used in international markets. We also offer a comprehensive global portfolio of company, securities and financial information, along with research and analytic tools that enable investors to conduct in-depth company evaluation.

- *Financial News and Analysis.* We provide financial news mainly covering China's financial markets. We also offer a comprehensive range of analytic reports and products for China and the international markets covering economic developments, fixed-income and foreign exchange, currency and interest rate movements, government policies and central bank activities.

- *Investor Relations.* We offer corporate announcement services that allow companies inside and outside of China to communicate their news and events. Via our extensive network of more than 2,000 media outlets in China, we currently distribute 75 such company announcements per week. We also offer investor and public relations services, encouraging corporate governance and disclosure practices for companies in China.

We are a global organization with our headquarters in Hong Kong and offices across Asia, Australia, North America and Europe. Our office locations include Hong Kong, Beijing, Shanghai, Shenzhen, Taipei, Tokyo, Seoul, Singapore, Melbourne, New York, Washington, D.C., Chicago, Charlotte, Princeton, San Diego, Toronto, London, Berlin, Paris, Rome, and Mexico City. Our regional news bureaus are located in Hong Kong, Beijing, Shanghai, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Jakarta, Manila, Sydney, New York, Washington, D.C., London, Frankfurt, Brussels, Paris, Berlin and Rome. As at August 31, 2004 we had 575 employees worldwide.

The following flowchart provides an overview of our business:


XINHUA FINANCE
SERVICE CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
Use of indices licenses
MARKET INDICES
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Web hosting
• Print media
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions
• Business and professional associations
• Educational organizations
• Data vendors, information redistributors
• Internet portals
• Media
SERVICE CLIENTS:
• China corporations
Provide rating assessments and reports
RATINGS
Indirect distribution
• Strategic partners
• Data vendors & information re-distributors
• Global media network
FINANCIAL NEWS & ANALYSIS
SERVICE CLIENTS:
• Corporations
• Government organizations
• Public institutions
• Business and professional associations
• Stock exchanges
• Educational organizations
Provide IR/PR solutions
INVESTOR RELATIONS
Corporate announcement distribution only*

(Note) Corporate announcements/press release articles are distributed to over 2,000 China and over 20,000 international media companies and organizations through our proprietary network. The information is provided without any charge to the media companies in order to promote wider distribution of the corporate announcements/press releases.

History

Prior to March 2004, we operated through XFN and its subsidiaries. XFN was founded in anticipation of the growing need for transparent and reliable financial information and data flow into and out of China. We have grown rapidly since our inception. In our initial stage of development from 1999 to 2003 our growth strategy was based largely upon strategic partnerships with domestic and international market leaders in our business areas. Since then, we have pursued an aggressive acquisition strategy based on acquiring domestic and international market leaders in their respective fields. These acquisitions allow us to:

- Bring proven expertise into China for the development of similar products;
- Provide international information and data for China investors to evaluate international markets;
- Add depth and breadth to existing service lines;
- Expand our international selling networks; and
- Keep 100% of revenue rather than sharing revenue in a partnership arrangement.

Most recently in 2004, we acquired MNI, a US/Europe based news agency dedicated to the global fixed income and foreign exchange markets; Mergent, successor to the original Moody's Investors Service division, the origins of which date back to 1900, which provides global business and financial information on publicly traded equity and debt; SMRA, which provides global fixed income and economic research and statistical analysis; and G7 Group, which provides economic and policy analysis on currency and interest rate movements, monetary and fiscal policy and international and U.S. legislation. As a result of these acquisitions, our corporate structure and businesses have enlarged significantly since December 31, 2003.

Our Strengths

We believe that we have the following key strengths:

- *Strategic focus on China's financial markets.* Because of China's rapid economic growth, investors lack financial information developed according to methodologies generally used in international markets. We have maintained our focus on providing financial information relevant to investors interested in participating in China's fast-growing financial markets. Our focus on China's markets and our local capabilities differentiate our services offerings, allowing us to provide actionable information and data on China as it continues to play a pivotal role in the global economy.

- *Position in China's financial information market.* Our unique service portfolio offers an investment infrastructure that was previously unavailable to Chinese and global investors.

- *Comprehensive range of product and service offerings.* We have developed a unique mix of services, comprising integral components that have become the investment infrastructure for China's financial markets. This comprehensive range of services (market indices, ratings, financial news and analysis and investor relations) helps the business professional and international investor understand and analyze China's markets. We provide transparency to end-users who value reliability and accuracy by basing our services on proven technologies and methodologies generally used in international markets. Our service portfolio also extends to international markets, offering coverage, information and analysis on a global level.

- *Strong management team with international expertise.* Our management team includes some of the most experienced managers in the financial information industry in China. Ms. Fredy Bush, our Vice Chairman, Chief Executive Officer and founder, has extensive experience building businesses in Asia and, together with the rest of our international senior management team, is focused on formulating innovative business initiatives, capturing attractive business opportunities, and drawing on expertise in diverse areas. We believe that our management team will be able to develop and execute our business strategy effectively, while responding to changes in our business environment.

Market Environment and Opportunity

China's Role in the World Economy

In the past decade, China's economy has experienced rapid growth, with average real annual GDP growth from 1994 to 2003 of 8.9%, versus 3.3% growth in the United States and 3.6% for the world during the same period. This growth has continued in the recent past, with China's GDP experiencing 9.1% growth from 2002 to 2003, reaching US$1,409.9 billion. In order to promote sustainable growth, the Chinese government has taken steps aimed at preventing the economy from becoming over-heated.


China's GDP and GDP Growth 1999-2003
US$ in billions
1,600
1,400
1,200
1,000
800
600
400
200
-
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1999
2000
2001
2002
2003
GDP
Growth
Source: International Monetary Fund's World Economic Outlook Database, April 2004.

China has become an increasingly significant player in the global economy due to its continued economic growth. According to the World Trade Organization, as world exports grew in 2003 by 5%, China's exports grew by 35% while U.S. exports declined by 5%. Furthermore, in 2003 China ranked third for the world's leading merchandise importers after growth of 40%, rising three positions. China became the United States' third largest trading partner in 2003, with total trade between China and the United States reaching $170 billion.

China in recent years has become a leading manufacturer of goods used worldwide. For example, China is the top producer of castings worldwide by volume. Also, 30% of the world's active cranes are currently in China. Chinese demand for steel to support its industrial boom caused the price of steel to rise 20% in early 2004. Furthermore, 50% of the world's mobile-phone batteries are made by one manufacturer based in Shenzhen alone, supplying to major international mobile phone manufacturers such as Motorola.

Many foreign companies including multinational corporations have established manufacturing facilities in China, increasing worldwide interdependence. With the extent of manufacturing outsourced to China and other developing regions by developed countries such as the U.S., consumers are increasingly aware that many of the products they buy are coming from China's manufacturing facilities.

International Interest in Investing in China

As foreign investors seek to capitalize on the potential of China's economy, foreign direct investment in China continues to grow rapidly. According to the Statistical Communique of the People's Republic of China on the National Economic and Social Development of 2003, approval was granted for the establishment of 41,081 foreign direct invested enterprises in 2003, up by 20.2% from 2002. Total contracted foreign capital, indicating future investment flows, was US$115.1 billion, up 39.0% from 2002, and is already at US$34.4 billion for the first quarter of 2004. Actual utilized foreign capital in 2003 was US$53.5 billion, surpassing the United States (US$29.8 billion) for the first time, and is already at US$14.1 billion for the first quarter of 2004.


Foreign Direct Investment in China
120
100
80
60
40
20
0
US$ in billions
62.4
40.8
69.2
46.8
82.8
52.7
115.1
53.5
34.3
14.1
2000
2001
2002
2003
2004 Q1
Source: China's National Bureau of Statistics.
Total Contracted Value
Foreign Investment Utilization

Capital Markets Growth and Development in China
China's economic growth has prompted rapid development of its capital markets as they become an increasingly critical source for domestic and international investors to participate in this growth. The Shanghai Stock Exchange and Shenzhen Stock Exchange were established in 1990 and began trading in 1991. Over the past decade of growth, combined market capitalization for the exchanges reached US$512 billion at the end of 2003. This represents year on year growth of 11% from 2002 and average growth over five years of 21%. The total number of listed companies on Shanghai Stock Exchange and Shenzhen Stock Exchange was 1,285 at the end of 2003, up 5% from 2002 and averaging 9% growth over five years.


Shanghai and Shenzhen Stock Exchanges
600
500
400
300
200
100
-
US$ in billions
1,400
1,200
1,000
800
600
400
200
-
# of Listed Companies
1999
2000
2001
2002
2003
Market Capitalization
Listed Companies
Source: Shanghai Stock Exchange and Shenzhen Stock Exchange, 2003.

Compared with other major regions, such as the United States, the United Kingdom and Japan, China's total market capitalization over GDP is 38%, compared to 113% in Japan and 137% in the U.K., as illustrated in the chart below. This indicates significant potential for growth of China's capital markets as they continue to mature.


Comparison of Market Capitalization and GDP by Region
Market Capitalization Over GDP %
200%
150%
100%
50%
0%
U.K.
Japan
U.S.
China A + B Shares
0
2,000
4,000
6,000
8,000
10,000
12,000
GDP (US$ in billions)
Sources: World Federation of Exchanges 2003 and World Bank July 2004.
Note: Size of bubble represents relative Market Capitalization.

Easing of Capital Markets Regulations for Foreign and Domestic Investors

Historically, China's capital markets have been heavily regulated, with limited access to both foreign and domestic investors. Shares traded on China's stock exchanges are categorized as A and B shares. A shares are traditionally held by China residents only and are traded in RMB. B shares are traditionally held by foreign investors only. However, since the B share market comprises only a modest portion of the total tradable shares issued by China-based companies, foreign investors have limited access to China stocks.


A Shares and B Shares Market Capitalization
(1999 versus 2002)
US$ in billions
500
450
400
350
300
250
200
150
100
50
0
1999
2002
A Shares
B Shares
Source: Shanghai Stock Exchange and Shenzhen Stock Exchange, 2003.

Over the past few years, China's regulations have become increasingly less restrictive to foreign investors to support domestic capital markets growth. In December 2002, the Chinese government issued new regulations that allow qualified foreign institutional investors (QFII) to invest in the A share markets, opening the previously inaccessible A share market to the international investment community. With these new regulations, foreign investors are no longer limited to the B share market. As of July 2004, the State Administration of Foreign Exchange has approved a total quota of US$1.9 billion for investment in China for 14 of the 18 recognized QFIIs, including UBS, Nomura Securities, Morgan Stanley, Citigroup, Goldman Sachs, Deutsche Bank, HSBC and Credit Suisse First Boston (CSFB).


QFII Quota Allocation - US$1.9 billion
US$ in millions
700
600
500
400
300
200
100
UBS
Morgan Stanley
Deutsche Bank
Citigroup
HSBC
Merrill Lynch
Standard Chartered Bank
Nomura Securities
Nikko Asset Management
JP Morgan Chase
ING Bank
Hang Seng Bank
Goldman Sachs
CSFB
Source: State Administration of Foreign Exchange, July 2004

Restrictions on domestic investors are also becoming less and less stringent. In February 2001, China opened the domestic B share market to domestic investors to encourage growth. Recently, the Chinese government reiterated its intention to allow overseas investments by qualified domestic institutional investors (QDIIs). After the regulations are implemented, QDIIs will also have access to the international capital markets. As a first step towards a QDII scheme, the National Council of Social Security Fund, managing approximately US$16.9 billion of strategic social security reserve funds, obtained State Council approval to invest in overseas capital markets in February 2004, with an initial overseas investment quota of US$500 million.

Many investors are also anticipating the opening of China's debt capital markets. As shown in the following table, China's debt securities as a percent of GDP (33.3%) versus its bank loans as a percent of GDP (139.9%) for 2002 illustrate an underdeveloped debt securities market, compared with the United States' debt securities as a percent of GDP (155.8%) versus its bank loans as a percent of GDP (78.1%) in the same period.

Simplified Internal Sources of Finance

Year ending		2002	
Outstanding share of GDP (%)	Debt securities	Bank loans	Equity capitalization
China	33.3%	139.9%	13.3%
Hong Kong	27.4%	148.7%	246.8%
India	33.4%	16.8%	17.1%
Indonesia	18.1%	23.2%	13.9%
Korea	82.5%	115.5%	43.0%
Malaysia	86.9%	105.9%	98.3%
Philippines	28.4%	31.8%	20.6%
Singapore	63.9%	108.1%	102.4%
Taiwan	50.2%	149.7%	67.3%
Thailand	37.4%	80.5%	25.9%
Australia	52.0%	n.a.	90.6%
Germany	87.6%	n.a.	16.3%
Japan	169.0%	107.9%	52.1%
United States	155.8%	78.1%	87.8%

Source: HK Institute for Monetary Research, October 2003.

In late 2003, CSRC issued regulations allowing 126 securities companies to raise a combined RMB 45.4 billion (US$5.5 billion) in bond issuances. In June 2004, People's Bank of China and China Banking Regulatory Commission issued a regulation to allow commercial banks to issue subordinated bonds. Subsequently, CSFB has expressed its plans to apply for a derivatives trading license to offer clients interest rate, foreign exchange and credit derivative products. These recent developments illustrate steps towards much anticipated development of China's debt capital structure.

Opportunity for Xinhua Finance
Demand for information on China has risen as a result of the significant role that it plays in the world economy. Developments in China's economy have a global impact due to the level of worldwide interdependence. For example, investors in an international company could be affected by an interest rate hike or major policy change in China if the company has a large portion of its manufacturing facilities, supplier base, or customer base in China. Hence, not only investors, but individuals and companies around the world that do business with China either directly or indirectly need reliable information to understand the implications of changes in China's economic, regulatory and fiscal policy.

Thus, an increasingly strong two-way demand for transparent and reliable financial information and data flow into and out of China has developed. Currently, only a very limited amount of information of high standards is available on China's financial markets, regulatory and economic developments, and public and private sectors, as compared to more mature markets. International investors and businessmen who are aware of the impact of China on the international markets and global economy expect the same high quality information, data, and analytic tools that they are used to in more mature markets. Similarly, the domestic Chinese business and investment communities increasingly require information on international markets.

XFN was founded in 1999 in anticipation of this need for financial markets and corporate information and analysis in China. Our products and services have brought and continue to bring well-established methodologies generally used in international markets into China, forming a reliable infrastructure for making investment decisions in China. Through our acquisitions, we have also brought in-house proven technologies and methodologies that support international capital markets and expand our global footprint. Know-how brought from these acquisitions allows us to develop similar products and services in China to bolster the investment infrastructure that we have created.

We combine our China focus and global distribution capabilities to continually bring new standards and integral products and services for China's financial markets. Our ongoing approach is to:

- Provide information and data products developed according to methodologies generally used in international markets for China's financial markets;
- Enable Chinese companies to reach out to and satisfy the demands of an international investor base; and
- Localize international information products to meet the needs of Chinese investors interested in the international markets.

<u>Our Services</u>

(1) Market Indices

We produce equity, bond and style indices (equity indices customized to track more specific investment criteria) based mainly on the China markets. Xinhua FTSE Index ("XFI"), the brand name for indices provided by our Xinhua FTSE Index joint venture with FTSE, provides a series of equity indices to measure China's stock markets, based on methodologies generally used in international markets. We provide a unique series that covers China stocks in both domestic and global markets using international methodologies of index calculation. Our Xinhua Lehman China Bond Index Series, indices established by our partnership with Lehman Brothers, provides a comprehensive series of China bond indices across exchanges and inter-bank markets. These China indices are used as performance benchmarks and as a basis for other applications such as the trading of derivatives, index tracking funds and exchange traded funds. Based on the extensive historical database of our wholly-owned subsidiary, Mergent, we also offer a specialized index, the Dividend Achievers Index, to track U.S. equities that have paid an increasing amount of dividends for ten consecutive years or more, and historical pricing data.

Our clients include investment professionals, commercial and investment banks, fund and asset management firms, securities companies, insurance companies, corporations, data vendors, information redistributors and Internet portals. Our indices data is marketed and licensed to these customers for applications such as performance benchmarks, derivative trading instruments, futures products, over-the-counter products (products that are not traded on an exchange), and index tracking products. We also sell our constituent data to individual end-users such as derivatives professionals, fund managers and professional investors.

The following shows the business flowchart for our market indices:


XINHUA FINANCE
SERVICE CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
Use of indices licenses
MARKET INDICES
PROCESS:
• Gather constituent data
• Analyze constituents
• Calculate indices
• Index Committee approval
• Launch indices
• Update and maintain indices and related data
PRODUCTS:
Xinhua FTSE Index
Xinhua Lehman China Bond Index
Dividend Achievers Index
Xinhua Finance direct distribution
•Leased lines
•Satellite
•Internet
•Website
Indirect distribution
•Strategic partners
•Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Data vendors, information redistributors
• Internet portals

Note 1: Our China indices (Xinhua FTSE Index and Xinhua Lehman China Bond Index) target a China-focused customer base consisting of domestic and overseas entities, while our Dividend Achievers Index provides a specialized benchmark for tracking the U.S. equities market.

Note 2: Our indices data is marketed and licensed to customers for applications such as performance benchmarks, derivative trading instruments, futures products, over-the-counter (OTC) products, and index tracking products. Our real-time index values are marketed to global redistributors and international data vendors for distribution. Also, we sell our constituent data to investment professionals such as derivatives professionals and fund managers.

Note 3: Our fee structure includes single use, basket, or annual license fees charged for derivative and OTC index-linked products. Either fixed annual fees or fees based on net asset value of the fund are charged to fund managers for data to create index-linked mutual funds, while fixed license fees per trade are charged to index futures contracts. Fixed annual fees are charged to redistributors, data end-users, and benchmark index values subscribers.

Note 4: Our indices clients include 12 out of the 18 approved qualified foreign institutional investors (QFIIs) in China. Our product specialists work with customers to create new products linked to our indices and to understand the different kinds of indices products of interest to our customers.

Note 5: Xinhua FTSE Index, a joint alliance between FTSE and Xinhua Finance, is currently outsourcing its calculation to FTSE.

Note 6: Xinhua Lehman Index, a joint alliance between Lehman Brothers and Xinhua Finance, is currently outsourcing its calculation to Lehman Brothers.

Xinhua FTSE Indices

We established our Xinhua FTSE Index joint alliance in December 2000 to provide real-time indices for measuring China's equity markets. XFI leverages FTSE's proven track record of over forty years in developing equity market indices. First introduced in April 2001, our XFI equities indices offer unique coverage of China equities, combining domestic A and B shares with China stocks listed overseas, such as H shares and red chips on the Hong Kong Stock Exchange. XFI's A Share Series, B Share Series and the International Series provide diverse tradable and benchmark indices based upon market capitalization, broad-based benchmarks (reflecting the movement of the entire market) and

various sector and regional indices. Tradable indices typically track a basket of companies, which represents a certain segment of the market. Fund managers and other users can create products based on these indices because the number of companies to track is more manageable. Tradable indices may be used as a basis for index tracking products, derivative trading instruments, and over-the-counter (OTC) products. Benchmark indices typically cover a more comprehensive number of companies than tradable indices to better represent the total market. Benchmark indices are typically used as a standard against which the performance of investment funds can be measured. XFI's index range also includes bond and composite indices in order to provide investors with an across-the-board view of China's capital markets. Total assets tracking XFI indices in China's domestic market alone are at RMB13.8 billion (approximately US$1.7 billion; approximately ￥180 billion) as of July 2004.

The Xinhua FTSE Index family currently consists of the following primary market indices:


Xinhua FTSE Index Family
Bond Index
Composite Index
Equity Index
Xinhua/FTSE China Government Bond Index
Xinhua/FTSE China A 200 Composite Index
Xinhua/FTSE China A All Share Index
Xinhua/FTSE China B All Share Index
International Index
Xinhua/FTSE China A 50 Index
Xinhua/FTSE China A 200 Index
Xinhua/FTSE China A 400 Index
Xinhua/FTSE China A 600 Index
Xinhua/FTSE China A Small Cap Index
Xinhua/FTSE China B 35 Index
Xinhua/FTSE China 25 Index
Xinhua/FTSE China A 200 Style Indices
Xinhua/FTSE China A 600 Style Indices
Xinhua/FTSE China A 600 Sector Indices
Benchmark indices
Tradable indices

All of our XFI indices have been designed using internationally proven index methodology to ensure transparency and consistency. We employ free-float measurement, a methodology pioneered by FTSE and utilized by international fund managers. Also, an independent Index Committee manages the XFI indices based upon transparent rules. This Index Committee comprises a group of approximately 20 domestic and international fund managers, exchange regulators, market practitioners and independent index providers who act as a control for fair inclusion or removal of index constituents. Committee members as of July 31, 2004 include the Deputy Executive Officer of the Shanghai Futures Exchange, Executive Vice President at Boshi Fund Management, CEO of FTSE, Chairman and CEO of the American Stock Exchange, Director and General Manager of Hang Seng Investment Management, and Regional Director of North Asia Barclays Global Investors.

XFI indices are classified using the FTSE Global Classification System, a global classification system for market indices used worldwide. Reliable classification allows customers to create specialized products based on our indices, such as by industry sector or market capitalization. XFI indices are used as performance benchmarks by mutual funds, including tracking funds that have been approved by CSRC.

Xinhua Lehman China Bond Index Series

We launched the Xinhua Lehman China Bond Index series in February 2004 in alliance with Lehman Brothers, an international investment bank with 30 years of experience providing bond indices. This comprehensive series covers China corporate and government bonds, with a total of 136 securities at a total market value of RMB1.8 billion (US$217 million; ￥23.2 billion) as of February 2004.

As illustrated in the following table, the China Aggregate Index series tracks China corporate and government bonds across exchanges and inter-bank markets and includes government bonds (treasury bonds and bonds issued by government agencies) and corporate bonds. Corporate bonds are further categorized by sector, including industrial, utility and financial sectors. All securities must be fixed-rate instruments denominated in RMB with at least one year to maturity.

Xinhua Lehman China Bond Index Series


Utility Index
Financial Index

Dividend Achievers Index

The Dividend Achievers Index is a specialized index that tracks U.S. equities that have paid an increasing amount of dividends for ten or more consecutive years. The Dividend Achievers Index was launched by Mergent in 2003 as an objective composite of companies with a history of dividend performance. The Dividend Achievers concept was developed 25 years ago by Mergent's predecessor, Moody's Investors Service, to track companies that have increased their regular cash dividends every year for at least the last ten consecutive years. Mergent maintains surveillance on over 10,000 equities to uncover income-producing companies that meet the requirements. The total number of Dividend Achievers typically ranges from 275-350 companies and currently stands at 303 constituents, spanning 50 industries and five major sectors, including financial, industrial, consumer goods and services, utilities, and real estate investment trusts. Capitalization sub-indices divide the pool into large-cap, mid-cap and small-cap, while measurement sub-indices track fastest growing dividend, payout performers, earnings growth achievers, and revenue growth achievers.

Competition

Competition for our market indices products is principally based on qualitative factors such as transparency, independence, how representative the index is of the market, and how easy it is for a fund manager to replicate the index in its portfolio. Our primary competitors in the China market for indices consist of local and international providers of market indices. Our Dividend Achievers Index faces competition from other customized indices by major index providers worldwide.

(2) Ratings

Outline

We provide a range of ratings assessments, ratings opinions and corporate data that allows our customers to better determine the credit and investment worthiness of individual companies. Our independent, objective and forward-looking ratings opinions are produced under the brand name of Xinhua Far East. Established in 2001, Xinhua Far East is a strategic alliance formed with SFE, a leading local ratings provider, to target the relatively under-developed ratings market in China. Xinhua Far East publishes ratings opinions on listed companies in China developed according to methodology generally used in international markets. We also provide bond credit research reports evaluating specific bond issues. Our corporate data products provide a wealth of information on companies in China, as well as on public and private companies around the world, bringing transparency to our ratings products.

Our ratings assessments are provided to China corporations seeking debt facilities. Our ratings opinions are provided to banks that investigate the quality of loans, issuers of bonds or commercial paper, or other financial and government institutions interested in the creditworthiness of issuers and borrowers, companies and investors.

We charge our customers fees for ratings assessments and access to ratings reports, sector research and investment commentaries.

Our corporate data and analysis customers include commercial banks, investment banks, asset management firms, fund management firms, securities firms, insurance companies, corporations, investment professionals, stock exchanges, government organizations and public institutions, business and professional associations, educational organizations, data vendors, information redistributors and Internet portals. Corporate data and analysis products are offered and charged on a subscription, pre-packaged, or one-off basis.

The following shows the business flow chart for our ratings and corporate data and analysis services:


XINHUA FINANCE
RATINGS
SERVICE CLIENTS:
• China corporations
Provide rating assessments
PROCESS:
• Gather corporate/industry data
• Analyze data
• Assessment
• Rating Committee approval
• Publish ratings/research
• Update and maintain ratings/research
PRODUCTS:
Xinhua Far East Ratings
Corporate Data & Analysis
Xinhua Finance direct distribution
•Leased lines
•Satellite
•Internet
•Website
•Print media
•CDROM
Indirect distribution
• Strategic partners
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions
• Business and professional associations
• Educational organizations
• Data vendors, information redistributors
• Internet portals

Note 1: Xinhua Far East provides independent ratings and research developed according to methodologies generally used in international markets to enable our customers to determine the creditworthiness of issuers and borrowers and add value to their investment decisions. Our corporate data and analysis products are offered to complement our ratings services. Our corporate data and analysis products are also provided by Mergent.

Note 2: Our ratings assessments are marketed to Chinese issuers of debt facilities. Our ratings reports are marketed to major institutional investors. Our corporate data and analytic products are marketed and sold to major institutional investors as well as investment professionals around the world.

Note 3: Our fee structure includes fees charged for ratings assessments and access to ratings reports, sector research and investment commentaries. Corporate data and analysis products are offered on a subscription, pre-packaged, or one-off basis.

Note 4: Our ratings opinions customers comprise financial institutions, companies and investors. Our corporate data customers include financial, business and legal professionals, information specialists and individual investors. We also offer a broad range of business and financial resources, whether in print, CD-ROM, microfiche or online, to libraries, educational institutions and investors.

Ratings Opinions

Xinhua Far East is a strategic alliance formed with Shanghai Far East Credit Rating Co. ("SFE"), a leading local ratings provider, to target the relatively under-developed ratings market in China. SFE has rated over 4,000 enterprises for loan certificates in Shanghai and Ningbo and 1,030 issues of corporate bonds and commercial paper. Loan certificate ratings are adopted by People's Bank of China as an independent means of checking the quality of bank loans. In December 2003 SFE became the first member from Mainland China to be admitted in the Association of Credit Rating

Agencies in Asia, an 18-member association supported by the Asian Development Bank aimed to enhance quality and comparability of ratings and best practices in the region.

Xinhua Far East has established methodologies and practices that serve as the foundation in rating creditworthiness in China, which is a relatively nascent market. Xinhua Far East's ratings analysts research and analyze company information and data to form a rating opinion based on methodologies generally used in international markets. The opinion is then passed to our rating committee for endorsement. After endorsement, the rating opinion can be published. Our rating scale is provided below:

Rating Scale

Long Term Rating	Credit Strength
AAA	Excellent
AA	Very Good
A	Above Average
BBB	Average
BB	Below Average
B	Weak
CCC	Very Weak
CC	Extremely Weak
C	Default

As of July 2004, Xinhua Far East has provided public information ratings on 175 listed Chinese companies in key industries and listed on major stock exchanges such as the Shanghai and Shenzhen stock exchanges in China, the Hong Kong Stock Exchange, the New York Stock Exchange and the Singapore Stock Exchange. Xinhua Far East's ratings evaluate over-all probability of default of Chinese corporations and enable investors to benchmark the creditworthiness of the rated corporations against all publicly traded Chinese corporations. As of July 2004, our rating results have reflected a normal distribution: most companies were rated with an average rating of BBB and only three companies were rated AAA which is the highest grade in our scale. Recent results are illustrated in the following chart:

Xinhua Far East Rating Results (as of July 2004)


Number of rated companies
(total 175)
60
50
40
30
20
10
0
AAA
AA
A
BBB
BB
B
CCC
CC
C
Uncertain

Our ratings opinions comprise ratings outlooks and ratings alerts. Ratings outlooks reflect the potential development of a long-term credit rating based on on-going or expected impact of events upon the credit-worthiness of borrowers. We continuously follow the developments of companies that we rate. If a company experiences a significant and impactful event, such as a merger or acquisition, we may publish a ratings alert to upgrade or downgrade the company. Our ratings results are disseminated via press releases to the public through a variety of print and electronic media, including the Internet and real-time information systems widely used by securities traders and investors. Xinhua Far East ratings opinions have been quoted in financial newspapers and regional newspapers such as the Wall Street Journal and the South China Morning Post, as well as the China Securities News, Shanghai Securities News and Securities Times, three of the most influential financial newspapers in China.

On 31 October, 2003, XFN entered into an agreement with the shareholders of SFE (the "Sellers") for the purchase of 40% of the equity capital of SFE for a purchase price of 15 million RMB (the "SFE Agreement"). The transaction is pending approvals from the relevant PRC regulators, and either XFN or the Sellers has the ability to terminate the Agreement without penalty by giving notice to the other parties. Pursuant to the SFE Agreement, XFN has placed the

above purchase price as a deposit in an escrow account, which will be returned to XFN if the Agreement is terminated. XFN is currently in discussions with the shareholders of SFE to increase its investment to 50% of the equity of SFE.

Corporate Data and Analysis

Our corporate data and analysis products provide in-depth understanding of a company's current performance metrics, historical performance trends, corporate actions and events as well as detailed coverage of equities and fixed income securities. Our comprehensive China corporate database covers more than 1,300 Chinese listed companies with information such as company background, shareholding structure, current and historical audited financial results, and key financial ratios. Our international corporate databases and analytic tools date back to 1900 through the services of Mergent and are used by over 200,000 professional and individual clients worldwide.

Formerly the financial information services arm of Moody's supporting its ratings business, Mergent has been in the business of providing reliable corporate data and analytics for more than a century. Mergent offers key financial, fundamental and descriptive data for over 10,000 U.S. public companies, 20,000 non-U.S. public companies from over 100 countries, and 20,000 U.S. municipal entities, as well as extensive company analysis and research, corporate bond, unit investment trust, corporate actions, mutual fund and dividend information. Mergent's databases have over 175,000 annual reports, unit investment trust statistics, corporate action data on all North American listed securities, dividend information on 12,000 stocks and 20,000 mutual funds, and extensive bond information on more than 50,000 corporate and 1.1 million municipal issues.

Mergent also publishes industry reports providing in-depth analysis of key industries covering North America and Asia/Pacific by country and region. Other data services include historical ratings information on 10,000 U.S. companies, institutional holdings information, and insider trading information. Mergent also offers powerful analytic tools that allow data manipulation within Mergent's extensive financial information databases and presentation building for financial modeling and comparative analysis reporting. Mergent's information and research tools are available in print, microfiche, CD-ROM, via data feeds and online.

Competition

There is limited competition for our ratings business from other credit ratings agencies since we are currently uniquely positioned as a provider of credit ratings in China developed according to methodologies generally used in international markets. Competition from international ratings agencies is also limited as they only assign ratings on a handful of companies in China that have issued bonds in international markets. Comparatively, our ratings universe of over 175 corporations in China is very comprehensive, covering companies across sectors including oil and gas, utilities, automobile, metal and mining, technology and food and beverage. In the future we may face competition if there are changes in regulations that allow international agencies to enter China's domestic ratings market. Nevertheless, we believe that we will compete effectively with those international rating agencies due to our understanding and in-depth knowledge of the China market. Perceived quality of our ratings by the investment community and media is key to the sustainable success of our independent ratings. Our prominent clients also increase our market recognition and reputation. We have built a unique competitive position as a rating agency applying methodologies generally used in international markets. Our corporate data and analysis products face competition, however, we maintain a competitive edge with Mergent's over 100 year history in aggregating data and producing analysis and the transparency of our information.

(3) Financial News and Analysis

Our financial news and analysis products enable investors to better understand financial markets in China and around the world. Our up-to-the-minute newsfeeds are complemented by our analytic reports, covering topics such as foreign exchange and fixed income analysis, policy review and currency and interest rate movements. These analytic reports provide additional insight from experts with proprietary understanding of the markets they cover. We distribute our financial news and analytic reports products directly through leased line, Internet and satellite technology and indirectly through major news and information re-distributors. Our financial news and analysis customers include commercial and investment banks, asset and fund management firms, securities firms, insurance companies, corporations, investment professionals, stock exchanges, government organizations and public institutions (including central banks and policy-making institutions), data vendors, information redistributors, Internet portals and media organizations (including newspapers and news providers).

The following shows the business flowchart for our financial news and analysis services:


XINHUA FINANCE
FINANCIAL NEWS & ANALYSIS
PROCESS:
• Gather information (i.e. interviews)
• Fact checking
• Analyze information
• Write articles/reports
• Editorial approval
• Publish articles/reports
• Update coverage of companies/ markets
PRODUCTS:
News
• China
• Asia
• International
Analytic Reports
• Fixed Income/Forex
• Economic Statistical Analysis
• Government/Fiscal Policy
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Web hosting
Indirect distribution
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions (including central banks and policy-making institutions)
• Data vendors, information redistributors
• Internet portals
• Media (including newspapers and news providers)

Note 1: Our financial news and analysis products enable investors to better understand financial markets in China and around the world. Xinhua Finance News and MNI provide up-to-the-minute news feeds on the China and international markets, and are complemented by our analytic reports, covering topics such as foreign exchange, fixed income and economic analysis from MNI, SMRA, and government and fiscal policy analysis from the G7 Group.

Note 2: Our financial news products are marketed by our local and international sales persons to data vendors and information redistributors and directly to end-users, such as financial services institutions, financial newspapers, news providers and vendors, central banks and policy-making institutions.

Note 3: We charge subscription fees for our financial news and analytic reports.

Brief description of services

News
We provide our customers with real-time financial news products under our brand name "Xinhua Finance News". These news products are developed according to methodologies used for financial reporting by financial news agencies around the world. Our primary financial news products cover China, the Asia region and international markets.

China and Asia. Our independent teams of editors, journalists and analysts provide our customers with comprehensive, real-time news feeds on developments in China's financial markets using material generated internally and from major local news providers, including CEIS, Shanghai Securities News, China Securities News and real-time market quotations from all five of China's equity and commodity exchanges. Our China news feeds are available in various languages, including simplified and traditional Chinese, English and Japanese. On average, in Chinese, we issue 220 news items a day from our Beijing and Hong Kong bureaus. In English, we issue an average of 150 items a day from China and approximately 300 items a day from other parts of Asia. In Japanese, we issue an average of 120 items a day from China.

We also provide real-time coverage of the Asian equity markets and macro-economic news. We produce locally-sourced financial news emanating from our 11 news bureaus in key financial centers across Asia and Australasia. Our Asia news services comprise an English language news service covering the entire Asia-Pacific Region, a Chinese language news service covering Hong Kong, Taiwan, Malaysia and Singapore, and a Japanese language news service covering China and Hong Kong. Our Asia news services provide news in the following principal areas:

- *Corporate/Equities News.* Daily, in-depth reports and breaking stories on China and Asia's stock markets, listed companies, and companies expected to undertake public offerings in the future.

- *Debt/Foreign Exchange News.* Coverage of government bonds, corporate bonds, inter-bank markets, the banking sector, foreign exchange and derivative markets.

- *Economic/General News.* Coverage of China and Asia's macro-economy and key economic sectors, new and proposed government regulations affecting the financial markets, monetary and fiscal policies, and other events and economic indicators affecting the market environment.

- *Market Analysis.* Real-time analysis of China and Asia's equity and debt markets, listed companies and equity sectors, treasury and corporate bond markets, and foreign exchange and derivative markets.

International. In addition to our China and Asia financial news coverage, we also provide our customers with international financial news and information through our wholly-owned subsidiary, MNI. MNI offers a real-time electronic newswire on global capital markets, with special focus on the global fixed income and foreign exchange markets. MNI provides accurate, real-time worldwide news on monetary and fiscal policy, budget and tax legislation, economic indicators and forecasts, and financial market activities that impact the fixed income and foreign exchange markets.

MNI is a fully accredited news agency whose press credentials are accepted by major international government departments and supranational organizations, including the White House, both houses of the U.S. Congress, the World Bank and the International Monetary Fund.

MNI's products are developed for traders, brokers, salespeople, money managers, economists and analysts who rely on fast-breaking headlines, vital supporting stories, perspectives on longer term trends and comprehensive economic data to establish and maintain an advantage in the capital markets. Its focused, in-depth reporting reaches a worldwide client base of foreign exchange and treasury trading operations of the major U.S., European and Japanese commercial banks, primary dealers of U.S. government securities, various central banks, and government agencies in G7 countries.

Analytic Reports
Our in-depth analytic reports help investors better understand how movements in the fixed income and foreign markets, global economy, and government policy and legislation affect investment decisions and the global financial markets. Our reports are produced by fixed income and foreign exchange experts, economic analysts and policy analysts around the world.

Fixed Income and Foreign Exchange. We cover the global fixed-income and foreign exchange markets through our wholly-owned subsidiaries MNI and SMRA. MNI provides focused reports that complement its news services and offer additional insight and intelligence related to the global fixed-income and foreign exchange markets.

In correlation with MNI, SMRA tracks events influencing regional markets, providing current economic analysis of selected countries and regions as well as fixed income research. SMRA is known for its analysis on economic indicators such as labor statistics, unemployment figures and GDP trends. SMRA's strategic research is provided through its specialized staff of economists and analysts worldwide and addresses spread relationships between markets and between market sectors such as U.S. corporates, mortgages, money markets and agencies. Through intraday, daily, and weekly commentaries, SMRA provides current analysis on economic, market, and policy issues, as well as market snapshots, market summaries, event calendars, and economic data libraries.

Government and Fiscal Policy. Through our wholly-owned subsidiary, G7 Group, we provide concise, in-depth analysis on key government policies to enable investors to better understand the effects of such policies on the global economy and financial markets. G7 Group is a research and advisory firm that analyzes the effects of currency and interest rate movements, monetary and fiscal policy, and foreign and U.S. legislation. G7 Group has a team of Washington D.C.-based policy and economic analysts and a network of advisors made up of former high-level policymakers from G7 nations and certain emerging market nations. They provide crucial information about policy changes at institutions such as the U.S. Federal Reserve, U.S. Treasury Department, U.S. Congress, U.S. White House, the European Central Bank, the Bank of Japan and other policy-making bodies.

G7 Group produces the G7 Daily Briefing each business day. G7 Group provides its clients direct interaction with its analysts and network of advisors. G7 Group clients can also gain exposure to global policy-makers through its series of policy maker conference calls and private meetings.

Competition

Competition for our financial news products is principally based on compliance with international standard of journalism, depth of coverage, local perspective and language capability. Another competitive factor is the speed with which key stories are delivered to the market. Our primary competitors in this business include both international and local news providers covering the same regions and topics. Competition for our analytic products is based on access to proprietary information and niche expertise in areas covered. Primary competitors include other analysis vendors who publish reports.

(4) Investor Relations

Our investor relations services assist companies in and out of China in reaching their target audiences and connecting with potential and existing customers. We distribute corporate announcements and assist our customers in tailoring their investor/public relations strategies. Our corporate announcement service is provided by Xinhua PR Newswire, which has established a media network of over 2,000 outlets and continually promotes corporate governance and disclosure to China's business communities. We also offer our professional investor/public relations services primarily through Fortune China. Through our professional investor and public relations services, we have established contacts for our clients throughout China and increased our customers' abilities to communicate the value of their businesses in China and internationally. Our corporate announcement customers span various industries and include companies interested in distributing their corporate announcements in China and worldwide. We charge fees for providing production, translation, and distribution of press releases.

Our professional services customers include China-based and international companies seeking increased visibility and additional client contacts. We charge monthly retainer fees for our advice, per-project fees and fees for successful customer introductions.

The following shows the business flowchart for our investor relations services:


XINHUA FINANCE
SERVICE CLIENTS:
• Corporations
• Government organizations
• Public institutions
• Business and professional associations
• Stock exchanges
• Educational organizations
Provide IR/PR solutions
INVESTOR RELATIONS
PROCESS:
• Receive client requests
• Analyze request
• Prepare press release, event, project, etc.
• Approval by editor/manager
• Fulfill request through media/ business network
• Consulting
• Training
PRODUCTS:
Corporate Announcements
Professional Services
Corporate announcement distribution only
Global media/business network:
• Media outlets (access 2,000 in China, over 20,000 international)
• News agencies, newswires, and news websites
• Broadcast media (TV/radio)
• News and information officers and journalist network

Note 1: Our corporate announcement services enable customers to distribute their corporate announcements in China and internationally. Our investor/public relations professional services assist China-based and international companies seeking increased visibility and additional client contacts through on-going investor relations advice, media strategy, press monitoring and similar activities, and events organization, such as for investor and shareholder meetings.

Note 2 Corporate announcements/press release articles are distributed to over 2,000 China and over 20,000 international media companies and organizations through our proprietary network. The information is provided without any charge to the media companies in order to promote wider distribution of the corporate announcements/press releases.

Note 3: Xinhua PR Newswire's services are marketed to corporations and investor/public relations firms. Xinhua PR Newswire also provides training seminars to educate the market on the importance of investor relations and encourage subsequent use of its services. Our investor/public relations services are marketed to companies and businesses that require increased and ongoing visibility in their markets and the business and investment community in China and overseas.

Note 4: For our corporate announcement services, our China-based customers are charged on a monthly, quarterly, annual or per announcement basis and our other customers are charged on a per announcement basis. For our investor/public relations services, we charge monthly retainer fees and per-project fees. We also charge fees for successful customer introductions.

Note 5: Xinhua PR Newswire is a joint alliance between Xinhua Finance and PR Newswire. Xinhua PR Newswire has a network of over 2,000 media outlets in China and accesses the international market through PR Newswire's global network of over 20,000 media outlets.

Brief description of services

Corporate Announcements. Our corporate announcement services are provided through Xinhua PR Newswire, which is a joint alliance between Xinhua Finance and PR Newswire. Xinhua PR Newswire delivers company news and event announcements for organizations and companies in China and throughout Asia. These announcements are disseminated to individual and institutional investors, journalists and the general public. Xinhua PR Newswire assists executives of Chinese companies to provide financial disclosure and transparency according to the methodologies generally used in international markets.

Xinhua PR Newswire has a network of more than 2,000 media outlets in China. Xinhua PR Newswire is also able to post information on China's top online media sites, allowing site visitors to easily access the full text of our customers' press releases and announcements. Our media relations program targets not only a broad range of publications but also media for specific market segments when distributing our customers' news and announcements. In addition to China, Xinhua PR Newswire's distribution services reach the global financial media community through an extensive network of over 20,000 media outlets in approximately 135 countries. This is made possible through Xinhua Finance's relationship with PR Newswire, as well as co-operation with national and commercial news agencies worldwide.

Our corporate announcement services provide the following:

- translation services
- news release production services
- user tracking reports
- monitored reporting on press releases/announcements and print media/online mentions, and
- networking services between news and information officers and public relations professionals

We offer tailored services for journalists, such as customized emails, photo archives, access to our exclusive information website, and networking services between news and information officers and journalists.

Professional Services. Our professional investor/public relations services are offered primarily through Fortune China. Fortune China tailors investor and public relations strategies for customers penetrating or expanding in the China market. Among other services, Fortune China provides our customers with on-going investor and public relations advice and press monitoring. They also assist in organizing events such as investor and shareholder meetings, product launches, and press conferences.

We assist clients in forming relationships with potential business partners and customers in China. China's business community relies on the appropriate contacts, relationships and networks that may be difficult to establish for companies outside of China or companies just entering the China market. Our extensive network within the business and financial communities are a valuable resource for our clients to increase their own visibility.

Competition

Xinhua PR Newswire competes principally on the basis of the quality and reach of its distribution network, local partnerships in China and media placement capabilities. There is limited competition for our corporate announcement services since we are uniquely positioned with our network of more than 2,000 media outlets in China. Our professional services compete principally on the basis of quality of service, media relations, investor/public relations expertise and an established client base. Primary competitors in this business consist of other investor relations and public relations firms operating in the China market.

4. Related Companies (as of August 31, 2004)

(1) Parent Company

The Company has no parent company.

(2) Subsidiaries and Affiliates

The following table sets forth certain information on the Company's direct or indirect subsidiaries and affiliates (except dormant companies) as of August 31, 2004.

Company Name	Address	Principal Activities*	% Shares / Equity Held	Total Share Capital	Relationship with Company
AFX-Asia Pte Limited	10 Hoe Chiang Road, #07-04 Keppel Towers, Singapore 089315	Provision of financial news and analysis	100% (100%)	S$25,700,000.00	Providing news and analysis; 2 common directors
China Financial Network Limited	8th Floor, No. 117 Min Sheng East Road, Section 3, Taipei, Taiwan	Provision of financial information products	100% (100%)	NTD1,000,000.00	Providing financial information products
China Financial News Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Investment holding	100% (100%)	US$1.00	Holding company of China Financial Network Limited
Ford Investor Services, Inc.	11722 Sorrento Valley Road, Suite 1, San Diego, California 92121 USA	Provision of equity research	100% (100%)	US$30,000	Providing corporate data products; 1 common director
Fortune China Public Relations Limited	Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central Hong Kong	Investor and public relations firm	100% (100%)	HK$1,000,000.00	Providing investor relation services; 1 common director
FTSE/Xinhua Index Limited	Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central Hong Kong	Provision of index related products and services	50% (50%)	HK$10,000.00	Providing Chinese stock indices; 1 common director
G-7 Group, Inc.	444 Madison Avenue, Suite 704, New York, NY 10022, USA	Provision of economic and policy analysis	100%	US$1.00	Provision of analytic reports; 1 common director
Market News International Inc.	40 Fulton Street Floor 5 New York, New	Provision of financial news and analysis	100%	US$97,276.50	Providing news and analysis;

	York, 10038, USA				1 common director
Market News Service (International) Inc.	CSC Services of Nevada, Inc., 502 East John Street, Carson City, NV 89706, USA	Provision of financial news and analysis	100% (100%)	US$100.00	Provides news and analysis
Mergent, Inc.	5250 77 Center Drive, Suite 150, Charlotte, North Carolina 28217, U.S.A.	Provision of corporate and financial information and data	100%	US$1.00	Providing corporate data products; 1 common director
Mergent Japan K.K.	Shinjuku Park Tower 30F, 3-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-1030, Japan	Provision of corporate and financial information and data	100% (100%)	JPY20,000,000.00	Marketing and sales office for corporate data products in Japan; 1 common director
Shanghai NetChina Limited	Room 303, Building 3, 5635 Shang Chun Highroad, Pudong, Shanghai	Provision of China financial information and services	100% (100%)	JPY50,000,000.00	Marketing and sales office for our products in Shanghai
SMRA International, Inc.	518 Business Park Drive, Suite 210, Bldg. 101, Skillman, NJ 08558, USA	Operating company for international branch offices of SMRA	100% (100%)	US$1.00	Provision of analytic reports; 1 common director
Stone & McCarthy Research Associates, Inc.	101 Business Park Drive, Princeton, NJ 08558, USA	Provision of economic and fixed income research and analysis	100%	US$181.82	Provision of analytic reports; 1 common director
Xinhua Finance Japan Limited	2/F, 6-4, Toranomon 2-chome, Minato-ku, Tokyo, Japan	Provision of financial information products	100% (100%)	JPY119,000,000.00	Marketing and sales office for our products in Japan; 2 common directors
Xinhua Financial Network Limited	Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central Hong Kong	Provision of financial information products	100%	HK$1,464,766.66	Head office function of the Group; 2 common directors
Xinhua Financial Network (Beijing) Limited	12/F East Ocean Center, No.24A Jianguomenwei Avenue, District, Beijing, China 100004	Provision of financial information products	100% (100%)	US$150,000.00	Marketing and sales office for our products in Beijing
Xinhua Financial Network Korea Limited	5/F, 51, 1-Ga, Phil-Dong, Jung-Gu, Seoul, 100-728, Korea	Provision of financial information products	100% (100%)	KRW300,000,000.00	Marketing and sales office for our products in Korea
Xinhua Financial Network	Room 367, No. 627, Wei Fang Liu	Provision of financial	100% (100%)	US$350,000.00	Marketing and sales office for

(Shanghai) Limited	Cun, Pudong New District, Shanghai	information products			our products in Shanghai; 2 common directors
Xinhua Investment Group Hong Kong Limited	1006, 10/F., World Wide House, 19 Des Voeux Road Central, Hong Kong	Provision of financial and analysis	100% (100%)	HK$3,000,000.00	Providing investment advisory services; 1 common director

Note: (1) The Company has six other subsidiaries in addition to those listed above that have been omitted because they are dormant.
(2) Numbers in brackets indicate percentage of equity held indirectly by the Company.
(3) In September, 2004, Xinhua Mergent Holdings Limited was formed as a wholly owned subsidiary of the Company.

(3) Condition of Equity Method Affiliates

Not applicable.

(4) Other Condition of Affiliates

Not applicable.

5. Employees

(1) The Group:

As of August 31, 2004 the Group employed 575 persons. The number of employees by geographical region, average salary by location, and average age by location is shown in the table below:

Country	Number	Average Monthly Salary (US$ per person)	Average Age
China	140	1,391	31
Hong Kong	59	3,805	34
Taiwan	9	2,147	31
Japan	13	4,044	38
Korea	18	2,319	31
Rest of Asia	15	2,401	35
U.S.	289	4,866	37
U.K.	26	5,969	36
Germany	5	6,469	42
Rest of Europ	1	7,793	49
Total	**575**	**3,775**	**35**

(2) The Company:

Number of employees	None
Average	n. a.
Average age	n. a.
Average years at service in the Company	n. a.

(3) Labor Union etc.

There are no union agreements or collective bargaining agreements with employees of the Group, and there are no material disputes, complaints, investigations and proceedings on matters relating to employment.

III. CONDITION OF BUSINESS OF THE GROUP

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. Unless otherwise indicated, our financial statements and discussion and analysis provided below have been prepared in accordance with Japanese GAAP. This discussion and analysis contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth under "Risks related to Business etc."

Our subsidiary, XFN, was incorporated under the laws of Hong Kong in November 1999. We were incorporated in January 2004 under the Companies Law to become the holding company for XFN and our other operating subsidiaries. Through a share exchange transaction completed in March 2004, all of the shares of XFN were transferred to us in return for an equivalent number of our shares. As a result, we became the sole shareholder of XFN and the previous shareholders of XFN became our shareholders. Because we were incorporated in January 2004, the audited consolidated financial statements included in this document for the fiscal years ended December 31, 2002 and 2003 are the financial statements of XFN and the discussion of our financial results for those periods is based upon the financial results of XFN. Financial information as at and for the six months ended June 30, 2004 are the consolidated financial results of XFL and the discussion of our financial results for that period is based upon the consolidated financial results of XFL. Because XFN and XFL are different entities incorporated in different jurisdictions and for other reasons discussed elsewhere in this document, the historical results of XFN may not be indicative of our future results.

1. Summary of Results of Operations, etc.

Please refer to "7. Analysis of Financial Condition and Results of Operations."

Turnover by Geography

Certain information regarding the geographic breakdown of our turnover, determined on the basis of the billing addresses of our customers, is set forth below.

	XFN			XFN		
	Fiscal Year Ended December 31,					
	2002			2003		
	(thousands)		*(% of total)*	*(thousands)*		*(% of total)*
Asia	US$2,910	¥311,748	94.5	US$7,424	¥795,333	46.0
United States	3	321	0.1	4,445	476,193	27.5
Japan	165	17,723	5.4	2,909	311,615	18.0
Others	—	—	0.0	1,370	146,768	8.5
Total	US$3,078	¥329,792	100.0%	US$16,148	¥1,729,909	100.0%

	XFL		
	Six Months Ended June 30,		
	2004		
	(thousands)		*(% of total)*
Asia	US$5,515	¥590,821	30.8
North America	8,088	866,512	45.2
Europe	3,224	345,434	18.0
Japan	1,033	110,681	5.8
Others	24	2,623	0.2
Total	US$17,885	¥1,916,071	100.0%

Cashflow Analysis for Six Months Ended June 30, 2004

Operating activities

Net cash from operating activities amounted to US$2,840 thousand (¥304,284 thousand) for the six months ended June 30, 2004. Positive operating cashflow for the six months ended June 30, 2004 was a result of net loss being offset by cash generated from working capital changes. These changes were caused by a higher amount of deferred revenue (representing pre-payment from subscribers) from an acquired subsidiary and accrual for professional fees relating to financing and acquisitions.

Investing activities

Net cash used in investing activities amounted to US$25,893 thousand (¥2,773,882 thousand) for the six months ended June 30, 2004. Net cash used in investing activities was mainly composed of capital expenditures and cash used for strategic acquisitions. Total capital expenditures were US$313 thousand (¥33,552 thousand) for the six months ended June 30, 2004. US$25,517 thousand (¥2,733,668 thousand) cash was applied to payment terms for strategic acquisitions such as MNI, Mergent and SMRA. This amount is in addition to non-cash consideration in promissory notes and stock.

Financing Activities

Cashflow from financing activities amounted to US$48,076 thousand (¥5,150,421 thousand) for the six months ended June 30, 2004. Our primary sources of liquidity in the first half of 2004 have continued to be proceeds from our placements of shares to strategic and financial investors worldwide. In the first six months of 2004, from private placements of shares, we raised approximately US$48,622 thousand (¥5,208,894 thousand) in net proceeds after expenses, versus US$22,683 thousand (¥2,430,001 thousand) raised in the year ended December 31, 2003.

Cash Balance

Ending cash balance was US$43,159 thousand (¥4,623,649 thousand) as at June 30, 2004 and US$18,142 thousand (¥1,943,565 thousand) as at December 31, 2003, representing an increase of US$25,017 thousand (¥2,680,085 thousand) arising mainly from the activities described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

Our growth strategy contemplates the making of investments, in the form of acquisitions or equity investments, and we intend to apply a part of the net proceeds of this offering to fund some of these investment activities. We believe that our existing cash and cash equivalents and cash flow from operations, together with the proceeds of this offering, will be sufficient to meet our each needs through at least the next 12 months, although we cannot assure you that this will be the case. If our cash flow from operations, together with the net proceeds from the offering, are less than we expect, we may need to incur additional debt, pursue other sources of liquidity, or modify our investment plans. Additional funds may not be available on terms favorable to us or at all.

Cashflow Analysis for Years Ended December 31, 2002 and 2003

Operating Activities

Net cash used in operating activities amounted to US$5,300 thousand (¥567,740 thousand) in 2003 compared to US$6,457 thousand (¥691,712 thousand) in 2002. Negative operating cashflow in 2003 and 2002 was mainly driven by cash used to fund net operating losses as we have invested in the development of products and services, in marketing and sales activities and in expanding our operations and distribution. The research and development charges were not capitalized and were expensed as incurred.

Investing Activities

Net cash used in investing activities amounted to US$1,945 thousand (¥208,327 thousand) in 2003 compared to US$189 thousand (¥20,299 thousand) in 2002. Cashflow used in investing activities was mainly composed of capital expenditures and cash used for strategic acquisitions as described below:

Capital Expenditures. Our capital expenditure needs are primarily the purchase of computer equipment for data storage, networking purposes and delivery of information to clients. Total capital expenditures were US$221 thousand (¥23,676 thousand) and US$248 thousand (¥26,530 thousand) in 2003 and 2002, respectively.

Strategic Acquisitions. A payment of approximately US$1,815 thousand (¥194,441 thousand) was made as a deposit for the purchase of an equity stake in Shanghai Far East Credit Rating Co. This investment was a natural extension of our existing partnership with SFE in the ratings business since 2001. Other acquisitions completed in 2003 and 2002 utilized payment structures that mainly consisted of exchanges of shares.

Financing Activities

Net cash from financing activities amounted to US$22,352 thousand (¥2,394,586 thousand) in 2003 compared to US$9,029 thousand (¥967,303 thousand) in 2002.

Further to investments from our seed investors at inception, our primary sources of liquidity during 2002 and 2003 have been proceeds from our placements of shares to strategic and financial investors worldwide. In 2003, we conducted a rights offering to existing shareholders and a private placement, both to subscribe for equity, raising approximately US$22,683 thousand (¥2,430,001 thousand) in net proceeds after expenses, versus US$8,719 thousand (¥934,093 thousand) raised in 2002.

Cash Balance

Ending cash balance was US$18,142 thousand (¥1,943,565 thousand) in 2003 and US$3,034 thousand (¥325,035 thousand) in 2002, representing an increase of US$15,108 thousand (¥1,618,519 thousand) arising mainly from the activities described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

Loan Facility

In September 2004, our wholly owned subsidiary (the "Borrowing Special Purpose Vehicle") entered into a secured three year term loan facility agreement with ABN Amro Bank N.V. (the "Loan Agreement"), pursuant to which the Borrowing Special Purpose Vehicle has the option, but not the obligation, to borrow a maximum of US$12 million. All amounts borrowed under this facility must be repaid within three years from the date of the initial advance. Interest on any borrowed amount is payable semi-annually at 4.75% above six-month LIBOR. The obligations under this facility are secured by a pledge of all of the shares of Mergent and are guaranteed by XFN, the Company and Mergent.

The Loan Agreement contains provisions which, among other things, require Mergent and its subsidiaries to maintain certain financial ratios and restrict their ability to dispose of assets, grant security interests over assets, pay dividends, make investments and enter into mergers.

2. Condition of Production, Order Acceptance and Sales

Condition of Production and Order Acceptance:

As we are a services company, this is not applicable.

Condition of Sales:

Please refer to "7. Analysis of Financial Condition and Results of Operations."

3. Issues To Be Resolved

We continue to take steps to resolve the following issues relating to our business:

Growing competition. As China's financial industry continues to be deregulated, more players are likely to participate in the China markets and the competition is expected to intensify.

Mitigating factors:

- *Continue to launch services that bring new standards in the China market.* In order to maintain and increase our competitive edge, we will continue to bring new standards (such as standards of index calculation methodology, ratings calculation methodology, disclosure, and corporate governance) for China's financial markets by adding depth and breadth to our service lines and applying proven technologies and methodologies for the China market.

- *Continue to pursue strategic acquisitions to expand and broaden our service offerings and acquire proven expertise.* We intend to continue pursuing strategic acquisitions that provide us with additional products to bring into China, extend our global distribution capabilities, and gain additional revenue streams from acquired service lines.

Acquisition selection and integration. With acquisition being a key part of our growth strategy, proper selection of appropriate acquisition targets and effective subsequent integration of acquired companies are critical to our success.

Mitigating factors:

- *Careful selection of targets.* We screen potential acquisition targets that fit into our business strategy and conduct due diligence on short-listed candidates to assess the quality of their management.

- *Structure transactions to minimize commercial risks.* In our purchase agreement negotiations, when and where appropriate, we structure transactions in ways that protect the interests of the Company, such as including "earn out" provisions linking the purchase price of the acquired company to its financial performance after the acquisition has occurred.

- *Retain key management members of acquired companies.* In addition to selecting well-managed operations, we further ensure that our acquired companies continue to operate efficiently and effectively by retaining key management members. This method allows us to increase staff stability and client retention, minimize integration risks and ensure management and administrative control.

- *Maintain and develop in-house acquisition and integration efficiency.* Prior to joining the Company, members of our management team have worked with organizations that have conducted acquisitions and have gained relevant experience that is applied to our acquisition strategy.

A strong and stable management team. We require a strong and stable management team for our operations due to the rapidly developing business environment in China and our aggressive growth strategy in China and overseas.

Mitigating factors:

- *Retain and attract a solid management team with international experience.* Our international senior management team includes experienced managers with extensive experience in building businesses in China, Asia and overseas. It is a high priority within the Company to continue to employ skilled and proficient managers.

- *Align interests of our management team and shareholders through a share compensation program.* Under this program, our management team has equity ownership, incentivizing them to perform for the long-term success of the Company.

- *Sign executive contracts with key managers to protect the Company.* Existing key managers and managers from acquired companies are required to sign employment contracts with non-compete, non-disclosure and confidentiality provisions. We will continue to sign such contracts with key managers in the future.

4. Risks Related to Business etc.

Future issuances of our shares at below-market prices may adversely affect the market price of our shares.

Neither the laws of the Cayman Islands nor our articles of incorporation require shareholders' approval for issues of new shares at below-market prices. The market price of our shares may be adversely affected due to dilution if our management decides to issue large number of shares at below-market prices for the purpose of corporate acquisition or other business purposes.

We and our shareholders may not be able to obtain compensation for damages caused by the acts done, concurred in or omitted in or about the execution of the duties of directors, officers, auditors, etc.

In accordance with our Memorandum and Articles of Association, our directors, officers, auditors, etc. are indemnified and secured harmless out of our assets and profits against all actions, costs, damages, etc. sustained or incurred by reason of any act done, concurred in or omitted in or from the execution of their duty, or supposed duty, unless such actions, costs, damages, etc. are a result of any fraud, gross negligence or criminal offence under Cayman Islands law by such persons. Further, also in accordance with our Memorandum and Articles of Association, our shareholders may not claim or take action against our directors on account of any action taken by such director or the failure of such director to take any action in the performance of his duties unless such claim or action is made or taken in respect of any fraud, gross negligence or criminal offence under Cayman Islands law by such persons. As a result, we and our shareholders may not be able to obtain adequate compensation for damages caused by the acts done, concurred in or omitted in or from the execution of the duties of directors, officers, auditors, etc.

Our limited operating history and successive acquisitions make evaluating our business and prospects difficult.

XFN, our predecessor company, commenced operations in 1999. As a result, we have a limited operating history for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by fast growing companies. These risks include our potential failure to:

- develop new and enhance existing product and services, obtain new clients, and retain existing clients;
- adequately and efficiently operate, upgrade and develop the systems that we use to produce and distribute our products;
- maintain adequate control of our expenses;
- attract and retain qualified personnel; and
- respond to competitive market conditions.

If we do not successfully address any of these risks, our business could be materially adversely affected. Furthermore, the financial statements included in this document may not be representative of our results and may not be a reliable indicator of our future results because of our limited history, rapid expansion and successive acquisitions.

We have sustained net losses in the past and may experience earnings declines or net losses in the future.

We have sustained net losses in the past and we cannot assure you that we can avoid net losses or achieve profitability in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth, strategic acquisitions and revenue trends. We have accounted for a significant amount of goodwill from acquisitions which we amortize over a period not exceeding 20 years in accordance with Japanese GAAP. In addition, share issuance and related costs incurred in connection with this offering and private placements of our shares made after December 31, 2003 will be accounted for as an expense under Japanese GAAP in the current fiscal year. As a result, we expect to incur a substantial net loss for the year ended December 31, 2004 and may incur net losses in the future. For a detailed discussion, please refer to "7. Analysis of Financial Condition and Results of Operations." Furthermore, any additional acquisitions giving rise to increased goodwill or any decrease or delay in generating additional sales volume and revenue or in successful integration of acquired companies could result in substantial operating and net losses in future periods.

If we are unable to maintain and properly manage existing partnerships and joint ventures, our business may suffer.

Some of our products, knowledge and brand names depend on our strategic partnerships and joint ventures. If relationships with such partners, the operations of such partners or the operations of such joint ventures suffer serious setbacks, our ability to offer key products and to keep and attract clients may be adversely affected. We cannot assure you that our joint venture partners will always be committed to our business.

Recent and future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. We have recently completed a number of acquisitions and if we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. The diversion of our management's attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of integration of new businesses.

We may not be able to achieve the benefits we expect from recent and future acquisitions.

Strategic acquisitions are a key part of our overall growth strategy. Historically we have made acquisitions that were critical in providing us with product suites, customer base, market access, and our talent pool. The integration of such acquired companies requires a great deal of management attention, dedicated staff efforts and skillful leadership. A successful integration process is key to realize the benefits of an acquisition. Although we have established an integration committee to oversee the integration process, if we encounter difficulty integrating our recent and future acquisitions, our business will be adversely affected. In addition, we cannot assure you that the revenue and cost synergies that we expect to achieve from our acquisitions will materialize.

We rely on our competitors to provide redistribution for certain of our products and services.

We rely on a number of on-line third party networks to redistribute certain of our products and services to end users. Many of the owners and operators of those third party networks also compete with us in one or more of our principal business areas. If one or more of those firms refuses to continue to redistribute those products and services in the future, or makes the terms of doing so more onerous, we may not be able to distribute our services effectively, which could harm our business.

We rely on services from third parties to carry out our business and to deliver our products and services to customers, and if there is any interruption or deterioration in the quality of these products services, our customers may not continue using our products.

We rely on certain third-party computer systems to deliver our products and services. If our third party providers fail to perform their required services in a timely manner to our clients, our products and services will not be delivered to the requirements of our clients and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on terms as advantageous to us.

If we fail to maintain and further develop our ability to provide and innovate products and services, we may not be able to maintain our growth in revenue.

The financial services and media industry is highly dynamic and a company like ours needs to provide timely and relevant content and analysis to serve a highly demanding customer base that relies on products and services like ours to make investment decisions. If we fail to maintain such ability or fail to continue to innovate and keep up with the changing needs of our customers, we may suffer a decline in our revenue and profitability.

If we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete primarily with other global financial information and analysis providers. Although we believe that we have a stronger market position and better expertise in the China market, many of our competitors have a longer operating history, larger product suites, greater capital resources and broader international recognition. Given the recent growth in the China market, we expect most of these companies to increase their focus in this region and that competition in our business areas is likely to intensify. We cannot assure you that we will be able to successfully compete against new or existing competitors.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our content, domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark protection, copyright and confidentiality laws and contracts. The trademark and confidentiality protection in China may not be as effective as in other countries, such as Japan, the United States or elsewhere. Policing unauthorized use of proprietary technology and information is difficult and expensive.

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology and information. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to resort to litigation to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention.

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our key executives, particularly Fredy Bush, Jae Lie and Gordon Lau, who are the Chief Executive Officer, President of Asia and the Chief Financial Officer, respectively, of our company. We rely on their expertise in business operations, finance and financial information and the media industry and on their relationships with our shareholders, strategic partners, and regulators. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them or at all. Therefore, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train personnel.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose clients and strategic partners. Each of our executive officers has entered into an employment agreement with us which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you that these agreements would be enforced effectively.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

We expect to need to hire additional employees, including editorial personnel to maintain and expand our news production effort, analysts to provide more in-depth analysis, information technology and engineering personnel to maintain and expand our delivery platform, marketing personnel to sell our products, and administrative staff to support our operations. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas or retain our existing employees due to our failure to provide them with adequate incentives or otherwise users of our products and services may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown very quickly in its few years of operation. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, significant demands on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may be subject to litigation for information provided in our products and services, which may be time-consuming and costly to defend.

Our products and services contain information such as news of events, quotes of securities prices and analytical reports and ratings on companies. It is possible that if any information contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any claims, with or without merit, could be time-consuming and costly to defend, result in litigation and divert management's attention and resources.

The values of certain of our assets may be impaired to amounts less than we have accounted for in our financial statements.

Certain of our assets such as goodwill, intangibles and securities assets on our financial statements are subject to periodic impairment and valuation tests. Should they be determined to be worth less than their carrying value during such tests, their value would be written down and our financial results could be adversely affected.

Restrictions or limitations on the ability of our subsidiaries to pay dividends to us would reduce the funds available to pay dividends to our shareholders.

We are a holding company with no significant assets other than our equity interests in our wholly-owned operating companies and affiliated entities. As a result, we rely on payments of dividends and consulting and other fees from our subsidiaries to make dividend payments to our shareholders. If our subsidiaries were to incur debt in the future, the agreements governing the debt may contain provisions restricting their ability to make dividend or other payments to us. Regulatory requirements in the jurisdiction of incorporation of our subsidiaries may also restrict or limit their ability to make payments to us. For a discussion of the regulatory requirements governing our subsidiaries in China, please see "Risks Related to Doing Business in China—Payments from China are subject to restrictions and controls."

We have not declared or paid dividends before and we are not likely to declare or pay dividends in the near future.

Currently, in order to maintain and increase the Company's leadership in its business sector and maximize the value of the Company, the Company considers funding the expansion of its business through reinvestment of profits to be paramount to the distribution of dividends and accordingly is not likely to declare or pay dividends in the near future.

Risks Related to Doing Business in China

We are an international company with offices around the world. We have focused a significant part of our business in China and, as such, are subject to certain risks which are particular to China. The more significant of these risks are described below.

Restrictions on the development and growth of Chinese financial markets may hamper our growth.

A large part of our business is conducted in China. China has liberalized its laws on foreign and domestic investments including promulgating regulations permitting qualified foreign institutional investors to invest in Chinese listed companies. We expect that demand for our products would generally increase as the markets are liberalized. Restrictions imposed on the Chinese markets which have the effect of restricting its growth and development may have an adverse effect on the continued growth of our business in China.

As we operate in highly regulated industries, being media and financial markets, we are subject to changes in government policies and regulation. While China has deregulated these industries in the past few years, this trend may change and we may be operating in a more restricted environment. This may also have a negative impact on our business in China.

More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected. Such deterioration may be caused by numerous factors including natural disasters, terrorism, domestic and international political issues, market downturns, or changes in government policies.

Uncertainties exist with respect to Chinese laws and regulations and their interpretation and administration.

Chinese laws relating to foreign investments, media and financial markets are relatively new compared with those in more mature markets. New laws and regulations continue to be promulgated. We believe our current ownership structure, the ownership structure of our wholly-owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly owned subsidiaries, our affiliated Chinese entities and their shareholders, our business operations as described in this document and the approvals and licenses to carry them out are in compliance with all existing Chinese laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation, application and administration of current Chinese laws and regulations and the impact of any new laws and regulations is unknown. Accordingly, we cannot assure you that Chinese government authorities will not ultimately take a view contrary to our belief.

Payments from China are subject to restrictions and controls.

We are a holding company incorporated in the Cayman Islands with operations in China. Dividends and other payments from our subsidiaries and other entities in China needs to be remitted outside of China to fund operations and expenses outside China as well as dividend payments to our shareholders. Current Chinese regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Failure to receive the full amount of dividends from our subsidiaries in China and affiliated Chinese entities may adversely affect the financial condition of our overall operations and our ability to pay dividends to our shareholders.

The remittance of funds out of China as well as the exchange rate of the RMB to other currencies are highly regulated. Changes to the exchange rate regime as well as the regulations affecting the remittance of funds out of China may have an adverse impact on our ability to fund our expenses outside of China or to issue dividends to our shareholders. Furthermore, any change in the exchange rates between the RMB and other currencies may also have an impact on the amount of proceeds in other currencies we receive from China and, ultimately, the value of your investment. The value of your investment in our shares will also be affected by the foreign exchange rate between the Japanese yen and other currencies.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Third party facts and statistics included in this document may be inaccurate.

Third party facts and statistics in this document, including those relating to the Chinese financial services and media industry and economy, are derived from various government and institute research publications and news articles. While we have taken reasonable care to ensure that the facts and statistics presented are accurately reproduced from such sources, they have not been independently verified by us. Due to possibly flawed or ineffective collection methods used by third parties, the statistics in this document may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon.

Risks Related to the Shares

You may face difficulties in protecting your interests under the legal systems, and your ability to protect your rights through the Japanese courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law and the Cayman Islands law. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Japan. In particular, Cayman Islands law provides significantly less protection to investors than Japanese law. Therefore, under the legal systems, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in Japan, the United States or elsewhere. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before Japanese courts.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a portion of our operations in China and because the majority of our directors and officers reside outside of Japan.

We are incorporated in the Cayman Islands, and we conduct a portion of our operations in China through our wholly-owned subsidiaries and an affiliate in China. Most of our directors and officers reside outside of Japan and substantially all of the assets of those persons are located outside of Japan. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information, please refer to the relevant laws of the Cayman Islands and China.

5. Material Contracts Relating to Business

Note: References in this section to numbers of the Company's shares issued as consideration for acquisitions have not been adjusted to give effect to the 1-for-2000 reverse share split approved by the Company's shareholders on August 24, 2004.

XINHUA NEWS AGENCY ("XNA")

XFN and CEIS entered into a Content License Agreement Supplement to the Exclusive Broadcasting Agreement dated December 15, 2001, pursuant to which CEIS granted to XFN and its affiliates an exclusive license (worldwide excluding China), and a non-exclusive license (in China), to be the only party other than CEIS to distribute its real time newsfeeds, as well as the right to use the word "Xinhua" for XFN and its affiliates world wide. The agreement is effective for 20 years from May 18, 2000 and renewable for an additional term of 10 years at XFN's option on terms to be agreed between the parties.

Xinhua Development Holdings Limited holds its shares in the Company for and on behalf of China Media Development Shenzhen Incorporation, a company wholly-owned by Xinhua News Agency. Xinhua News Agency has not reviewed this document nor has it expressed any opinion as to the merits of the offering. Investors should not view or rely on Xinhua News Agency's relation with the Company as a guarantee of the performance of the Company or of the success of the offering, as Xinhua News Agency will not provide any guarantee for any liabilities or obligations of the Group. Notwithstanding that major news organizations have on occasion published articles describing the Company as controlled by Xinhua News Agency, the Company is and operates as an independent entity, and other than described in this document, Xinhua News Agency and its affiliates have no role in its management, operations or the success of its offering.

FTSE/XINHUA INDEX LIMITED ("XFI")

XFN, FTSE International Limited and XFI entered into a Shareholders' Agreement dated March 21, 2001 relating to the governance of, and the rights and obligations of XFN and FTSE International Limited and their relationship as shareholders of, XFI. The agreement is effective for a period of five years and, thereafter shall continue subject to the right of either shareholder to terminate the agreement by 12 months' prior written notice (such notice to expire no earlier than the end of the initial five-year period).

XFN and XFI entered into a Trade Mark License Agreement dated March 21, 2001 pursuant to which XFN grants XFI a non-exclusive license to use the "Xinhua" and "新華" trade marks as part of the name for the indices and data products of XFI and to sub-license such trade marks in connection with any Licensed Securities & Funds and Exchange-sponsored Securities (as defined in the agreement). XFI shall pay royalties to XFN at an agreed rate in respect of licenses for Exchange-sponsored Securities, Licensed Securities and Funds and other use or distribution of the relevant indices during the relevant year. This agreement is effective for five years and, thereafter, shall continue subject to the right of either party to terminate the agreement by 12 months' prior written notice, unless sooner terminated. This agreement automatically terminates upon the termination of the Shareholders Agreement described in the preceding paragraph.

XFN and FTSE entered into a Classification System License Agreement dated November 29, 2001 pursuant to which FTSE granted to XFN a non-exclusive, non-transferable right to use, reproduce, display or refer to the FTSE Global Classification System for specified purposes. The agreement shall be effective for 12 months and automatically renewed for 12 months periods thereafter, unless XFN terminates the agreement by six months' prior notice to take effect at the end of the then current 12-month period. As of this date, calculation of the indices using the Classification System is conducted by FTSE in accordance with the Shareholders' Agreement until XFN assumes responsibility for the calculation at a date to be agreed between XFN and FTSE.

MNI

The Company entered into an Agreement and Plan of Reorganization (the "MNI Merger Agreement") as of February 17, 2004 with MNI Acquisition Corporation (the "Sub"), a wholly-owned subsidiary of the Company, and Market News International, Inc. ("MNI"). In accordance with the MNI Merger Agreement, MNI merged with the Sub on March 5, 2004 thereby effecting the acquisition of MNI by the Company. The merger consideration is targeted at a minimum of

US$12,000,000 and may exceed US$15,000,000 if certain financial performance milestones are met by MNI over 2004 and 2005. The consideration consists of part cash and part shares in the Company and will be paid to the former shareholders of MNI based on MNI's financial results in 2004 and 2005 with the final payment scheduled for March 31, 2006. A portion of the consideration has been paid into an escrow account with a third party escrow agent who will hold the consideration until the parties determine the final amounts to be paid by the Company to the former shareholders of MNI, in accordance with the terms of the MNI Merger Agreement.

MERGENT

The Company entered into a merger agreement dated June 14, 2004 (the "Mergent Agreement"), with Mergent, the shareholders of Mergent (the "Mergent Shareholders") and MRT Acquisition Corp. ("MRT Sub"), a wholly owned subsidiary of the Company (the "Mergent Agreement"). Pursuant to the Mergent Agreement, the MRT Sub merged with and into Mergent with Mergent as the surviving entity. The Mergent Shareholders and employees of Mergent with restricted stock awards (the "Sellers") received a total of 57,312,576 shares of the Company (the "Consideration Shares"). The Mergent Agreement provides that if there is an initial public offering of the Company, and the value of the Consideration Shares (based on the average of (i) the price per share at which the Company sells shares to the public, and (ii) the closing price per share on April 25, 2005, being the first day after the expiry of the lockup agreement entered into by certain of the Mergent Shareholders) is less than US$66,000,000, the Company will pay the difference to the Sellers in cash. In addition, the Company purchased the secured debt of Mergent from certain of the Mergent Shareholders for a cash payment of US$12,000,000 and notes issued by the Company totaling US$12,000,000.

SMRA

The Company entered into a Stock Purchase Agreement with Raymond W. Stone and Francis W. McCarthy, Jr. (the "SMRA Selling Shareholders") dated June 30, 2004 pursuant to which the Company purchased all of the outstanding stock of SMRA with an initial consideration of US$5,000,000 in cash. Subsequent consideration consisting of part cash and part shares in the Company will be paid to the SMRA Selling Shareholders based on SMRA's financial performance in 2004 and 2005 (the "SMRA Subsequent Consideration"). The SMRA Subsequent Consideration will be payable by the Company at the latest October 2006, and shall in no event exceed US$4,000,000.

G7 Group

The Company entered into an Agreement and Plan of Merger dated June 30, 2004, with G7 Group, the shareholders of G7 Group, (the "G7 Selling Shareholders"), and XFN Acquisition Corp. ("XFN Sub"), a wholly owned subsidiary of the Company (the "G7 Group Agreement"). Pursuant to the G7 Group Agreement, the XFN Sub merged with and into G7 Group with G7 Group as the surviving entity. The G7 Selling Shareholders received, as initial consideration, US$3,825,227 in cash and 6,091,126 shares in the Company. A subsequent payment will be made in 2005, in cash and shares, in amounts to be determined depending on G7 Group's ability to meet certain financial performance milestones in 2004 (the "G7 Subsequent Consideration"). A portion of the G7 Subsequent Consideration has been placed into an escrow account with a third party escrow-agent who will hold the consideration until the parties determine the final amount to be paid to the G7 Selling Shareholders, in accordance with the terms of the G7 Group Agreement.

IVERSON

Mergent entered into an Asset Purchase Agreement with Capco Reference Data Services, Inc. ("Capco") on July 30, 2004, pursuant to which Mergent agreed to purchase the assets of Capco related to Capco's Historical Securities Data Unit business (formerly known as "Iverson Financial Systems Inc."). Pursuant to the Asset Purchase Agreement, Mergent purchased the business for a cash payment of US$3,000,000 and a note payable of US$716,453 due on the earlier of an initial public offering by the Company and December 31, 2004.

FORD

Mergent entered into a Stock Purchase Agreement on July 30, 2004 with Ford Investor Services, Inc. ("Ford") and its sole shareholder (the "Seller") pursuant to which Mergent purchased all of the outstanding stock of Ford for a cash payment of US$1,500,000 and a note for US$900,000 payable upon the earlier of an initial public offering by the Company and December 31, 2004. Further consideration of a maximum of US$1,114,000 will be payable to the Seller based upon Ford's financial performance in 2005 and 2006.

OTHER

XFL and the shareholders of XFN entered into an agreement for the sale and purchase of the entire issued share capital of Xinhua Financial Network Limited on March 4, 2004, pursuant to which all of the shares of XFN were transferred to the Company and in return the Company issued to the shareholders of XFN an equivalent number of the Company's shares on March 4, 2004. The purpose of the share exchange carried out pursuant to this agreement was to establish a holding company for XFN in preparation for listing.

6. Research and Development

In the financial services and media industry, research and development efforts are focused on new products development, enhancements to existing products and services, and improvement in distribution mechanisms. We have invested in these areas since the inception of XFN. In our on-going business activities, we have spent substantial resources in research and development efforts and costs associated with such efforts are expensed in the income statement.

In new product developments, we have recently created the Xinhua Lehman bond indices in cooperation with Lehman Brothers to address the growing demand for the domestic bond market in the PRC. Our Xinhua FTSE joint venture has developed and rolled out new equity indices. Our ratings business has developed PI (public information) ratings, applying methodologies used in international markets to the local business realities and practices in China.

For product/service enhancements, our indices business has continued to refine and improve on its existing indices. For example, it launched "Style" indices in 2003, which modify existing indices to cater for specific needs of our clients. These customized indices allow our clients to create different index–linked products. Moreover, our index committee has commissioned many initiatives to continue improving our index calculation methodology. Our ratings business has also taken active steps to significantly improve its training programs for existing and potential clients.

For improvements in distribution, we have created an extensive media distribution network for our Xinhua PR Newswire alliance, which contains more than 2,000 media distribution points in the PRC. We have also developed a delivery platform in which real-time financial news are transmitted to mobile phones users.

The costs and expenses associated with the above research and development activities are expensed in the income statement as operating expenses as incurred and are not capitalized. Since these activities are an integral part of general operating activities of our businesses, the amount we spent on research and development in 2003 is not separately accounted for.

7. Analysis of Financial Condition and Results of Operations

Significant Accounting Policies and Management Estimates

The consolidated financial statements of the Company are prepared in accordance with accounting standards generally accepted in Japan. In preparing these consolidated financial statements, the management of the Company makes significant estimates relating to significant accounting policies, such as impairment of securities, useful lives of depreciable assets, and valuation of deferred tax assets, and these estimates are continuously re-evaluated. However, since uncertainties exist in these estimates, actual results might differ from the estimates.

Overview

Our corporate structure and businesses have expanded significantly since December 31, 2003 as a result of a number of material acquisitions that we have made since that date. As a result of these acquisitions, we expect that our financial performance and condition for future periods will be materially different from those for prior periods.

We will incur significant amortization expense in future periods due to goodwill associated with these and prior acquisitions. In the first six months of 2004 we made the following four material acquisitions:

- In March 2004 we acquired a 100% equity interest in MNI. This transaction resulted in purchase goodwill (known as "consolidated adjustment" under Japanese GAAP) of US$15,314 thousand (¥ 1,640,549 thousand). MNI reported U.S. GAAP based revenue of US$13,063 thousand (¥1,399,439 thousand) and US$13,999 thousand (¥1,499,713 thousand), EBITDA of US$302 thousand (¥32,353 thousand) and US$1,077 thousand (¥115,379 thousand), net income of US$107 thousand (¥11,463 thousand) and US$795 thousand (¥85,168 thousand) and total assets of US$2,481 thousand (¥265,790 thousand) and US$3,559 thousand (¥381,276 thousand), in each case as at and for the years ended December 31, 2002 and 2003, respectively.

- In June 2004 we acquired a 100% equity interest in Mergent. This transaction resulted in purchase goodwill of US$55,599 thousand (¥5,956,364 thousand). Mergent reported U.S. GAAP based revenue of US$16,799 thousand (¥1,799,677 thousand) and US$27,114 thousand (¥2,904,723 thousand), EBITDA of US$2,457 thousand (¥263,218 thousand) and US$4,107 thousand (¥439,983 thousand), net loss of US$2,570 thousand (¥275,324 thousand) and US$4,868 thousand (¥521,509 thousand) and total assets of US$37,199 thousand (¥3,985,129 thousand) and US$33,900 thousand (¥3,631,707 thousand), in each case as at and for the period from May 16, 2002 to December 31, 2002 and the year ended December 31, 2003, respectively.

  Mergent had previously been involved in bankruptcy proceedings under Chapter 11 of the Bankruptcy Code (United States), but the bankruptcy case against it was dismissed on May 28, 2002. Mergent filed a voluntary petition for bankruptcy under Chapter 11 on February 20, 2002 in the Northern District of Illinois to prevent a foreclosure sale which had been sought by creditors of its former parent company, Mergent Inc. At that time, Mergent's legal name was Mergent FIS, Inc. The parties entered into a settlement and release agreement pursuant to which the creditors became the sole equity owner of Mergent. The settlement was approved on May 16, 2002 and the bankruptcy case against Mergent was dismissed on May 28, 2002 .

- In June 2004 we acquired a 100% equity interest in G7 Group. This transaction resulted in purchase goodwill of US$14,386 thousand (¥1,541,170 thousand). G7 Group reported unaudited U.S. GAAP based figures of revenue of US$3,848, thousand (¥412,236 thousand) and US$4,695 thousand (¥502,975 thousand), EBITDA of US$182 thousand (¥19,498 thousand) and US$125 thousand (¥13,391 thousand), net income of US$96 thousand (¥10,284 thousand) and US$77 thousand (¥8,249 thousand) and total assets of US$1,535 thousand (¥164,445 thousand) and US$1,757 thousand (¥188,227 thousand), in each case as at and for the years ended December 31, 2002 and 2003, respectively. Included in the computation for EBITDA and net income figures for fiscal 2002 and 2003 were bonus amounts totaling US$720 thousand (¥77,134 thousand) and US$620 thousand (¥66,421 thousand), respectively, paid to key officers who were also selling shareholders. Such amounts are not expected to recur post-acquisition.

- In June 2004 we acquired a 100% equity interest in SMRA. This transaction resulted in purchase goodwill of US$8,602 thousand (¥921,542 thousand). SMRA reported unaudited U.S. GAAP based figures of revenue of

US$5,507 thousand (¥589,965 thousand) and US$5,041 thousand (¥540,042 thousand), EBITDA of US$412 thousand (¥44,138 thousand) and US$226 thousand (¥24,211 thousand), net income of US$88 thousand (¥9,427 thousand) and US$63 thousand (¥6,749 thousand) and total assets of US$646 thousand (¥69,206 thousand) and US$681 thousand (¥72,956 thousand), in each case as at and for the years ended December 31, 2002 and 2003, respectively. Included in the computation for EBITDA and net income figures for and fiscal 2002 and 2003 were bonus amounts totaling US$1,377 thousand (¥147,518 thousand) and US$1,150 thousand (¥123,200 thousand) paid to key officers who were also selling shareholders. Such amounts are not expected to recur post-acquisition.

For a discussion of certain significant differences between Japanese GAAP and U.S. GAAP, see "Summary of Certain Significant Differences Between Japanese GAAP and U.S. GAAP"below.

For purposes of the acquisitions described above, we define EBITDA as operating income or loss plus depreciation, amortization and amortization of goodwill in relation to their reported U.S. GAAP results.

EBITDA is presented because we believe it is an important measure of our financial performance. Due to the nature of our industry and extent of our acquisition activities, a large portion of our assets consists of purchase goodwill. Purchase goodwill represents the excess of the aggregate purchase price over the fair values of the net assets of the business acquired and is required to be amortized under Japanese GAAP. Since amortization expense is a non-cash expense, we view EBITDA as an important measure of our cash flow and over-all financial performance.

The total amount of purchase goodwill resulting from the acquisitions described above is US$93,901 thousand (¥10,059,625 thousand). As of June 30, 2004, total unamortized goodwill in our consolidated balance sheet (including goodwill arising from these and prior acquisitions) was US$97,777 thousand (¥10,474,835 thousand). Under Japanese GAAP, goodwill from acquisitions is amortized on a straight-line basis over a period not to exceed 20 years from the date of the acquisition. Based on the amount of unamortized goodwill as at June 30, 2004, our annual amortization expense would be approximately US$4,897 thousand (¥524,620 thousand) under Japanese GAAP.

After December 31, 2004, under IFRS, goodwill from acquisitions will not be amortized but will be tested for impairment at least once a year. If the carrying amount of the goodwill exceeds the implied fair value of goodwill as a result of the impairment test, an impairment loss is recognized in an amount equal to that excess. Assuming no impairment, we would not incur any amortization expense in our IFRS financial statements for fiscal 2005 relating to goodwill from acquisitions.

After December 31, 2004, under IFRS, share-based compensation payment transactions will be required to be reflected in the income statement, including the grant of shares and options to employees. Results for the prior periods will also need to be restated to give effect to the new accounting treatment. Share-based transactions will be measured based on the fair value method of accounting, which requires the difference between the issue price of the share or option and its fair value to be reflected in the income statement. The difference, if any, will be a non-cash item. As of August 31, 2004, we have issued 27,612.588 shares to employees at par value, which is below their fair value.

Our Results of Operations

The following table sets forth certain line items of our results of operations under Japanese GAAP for the periods indicated.

	XFN				XFL	
	Fiscal Year Ended December 31,				Six Months Ended June 30,	
	2002	2002	2003	2003	2004	2004
			(in thousands)			
Turnover	$3,078	¥329,792	$16,148	¥1,729,909	$17,885	¥1,916,071
Gross profit	954	102,215	7,927	849,213	9,374	1,004,260
Operating loss	(6,651)	(712,472)	(1,453)	(155,649)	(1,172)	(125,572)
Ordinary loss	(6,897)	(738,838)	(4,367)	(467,808)	(3,917)	(419,627)
Net loss for the year/period	**(7,553)**	**(809,162)**	**(4,353)**	**(466,375)**	**(4,296)**	**(460,181)**
EBITDA*	(6,238)	(668,325)	(932)	(99,725)	197	21,133

*Defined as earnings or loss before interest, tax, depreciation and amortization.

We also prepare financial statements in accordance with IFRS to meet the needs of global investors. Please refer to "Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards

Applied to Us." The following table sets forth certain line items of our results of operations under IFRS for the periods indicated.

	XFN				XFL	
	Fiscal Year Ended December 31,				Six Months Ended June 30, (Reviewed)	
	2002	2002	2003	2003	2004	2004
	(in thousands)					
Turnover	$3,078	¥329,792	$15,070	¥1,614,449	$17,885	¥1,916,071
Gross profit	934	100,059	7,896	845,898	9,142	979,382
Net loss for the year/period	(7,342)	(786,548)	(1,576)	(168,837)	(1,354)	(145,054)
EBITDA*	(6,846)	(733,412)	(878)	(94,060)	255	27,318

*Defined as earnings or loss before interest, tax, depreciation and amortization.

Six Months Ended June 30, 2004

Turnover

Turnover was US$17,885 thousand (¥1,916,071 thousand) for the six months ended June 30, 2004, higher than the US$16,148 thousand (¥1,729,909 thousand) for the 12 months ended December 31, 2003. Higher turnover in 2004 is primarily due to:

- ***New revenue streams from acquired subsidiaries in 2004*** – including Mergent and MNI.
- ***Additional business developments in 2004*** - generated from demand for China focused financial information, product line extensions with existing clients and introducing and bringing new strategic partners' products into the China market.

Cost of sales

Cost of sales was US$8,511 thousand (¥911,811 thousand) for the six months ended June 30, 2004, higher than the US$8,221 thousand (¥880,695 thousand) for the 12 months ended December 31, 2003. Higher cost of sales in 2004 is mainly due to of the inclusion of cost of sales of Mergent and MNI, which we acquired during the first half of 2004, content/data subscription costs, and events management costs. Cost of sales represented 48% and 51% of turnover for the six months ended June 30, 2004 and 12 months ended December 31, 2003, respectively.

Gross Margin

Gross margin rose to 52% for the six months ended June 30, 2004 from 49% for the 12 months ended December 31, 2003 mainly due to higher margin we derived from our various products and services lines.

Selling, general and administrative expenses

Selling, general and administrative expenses were US$10,546 thousand (¥1,129,832 thousand) for the six months ended June 30, 2004, higher than the US$9,380 thousand (¥1,004,862 thousand) for the 12 months ended December 31, 2003. Higher selling, general and administrative expenses in 2004 are mainly due to higher amortization of purchase goodwill (consolidation adjustment) and the inclusion of selling, general and administrative expenses from Mergent and MNI which encompassed additional offices, staff and other operating expenses.

Operating loss

As a result of the above, operating loss was US$1,172 thousand (¥125,572 thousand) for the 6 months ended June 30, 2004.

Ordinary loss

Ordinary loss was US$3,917 thousand (¥419,627 thousand) for the six months ended June 30, 2004. The change from operating loss to ordinary loss was mainly due to US$2,709 thousand (¥290,226 thousand) of share issuance costs and related expenses incurred by the Company during the period.

Net loss for the period

As a result of the above, net loss for the six months ended June 30, 2004 was US$4,296 thousand (¥460,181 thousand).

EBITDA

EBITDA was US$197 thousand (¥21,133 thousand) in the six months ended June 30, 2004 and US$(932 thousand) (negative ¥99,725 thousand) for the 12 months ended December 31, 2003. EBITDA is calculated by taking operating earnings or loss and adding back the following items in selling, general and administrative expenses: (1) depreciation; (2) amortization; and (3) amortization of goodwill.

2003 Compared to 2002

Turnover

Turnover increased by 425% to US$16,148 thousand (¥1,729,909 thousand) in 2003 from US$3,078 thousand (¥329,792 thousand) in 2002. This significant increase was primarily due to:

- ***First full year of sales of products and services realized in 2003*** – derived from our index products, financial news and analysis, credit ratings and research, investor and public relations services, and corporate announcement dissemination.
- ***Additional business developments in 2003*** - including product line extensions with existing clients, introducing and bringing new strategic partners' products into the China market, and synergistic acquisitions.
- ***Regulatory environment in 2003*** - Chinese government's October 2002 regulation allowing Qualified Foreign Institutional Investors (QFIIs) to invest in previously inaccessible domestic markets increased demand for our products and services worldwide.

Cost of sales

Cost of sales increased by 287% to US$8,221 thousand (¥880,695 thousand) in 2003 from US$2,124 thousand (¥227,577 thousand) in 2002. The increase in 2003 was mainly due to additional costs associated with the acquired operations of AFX-Asia Pte. Limited and NetChina Limited (since been renamed Xinhua Finance Japan Limited), content/data subscription costs, and events management costs. Cost of sales represented 51% and 69% of turnover in 2003 and 2002, respectively.

Gross margin

Gross margin rose from 31% in 2002 to 49% in 2003 mainly due to higher margin we derived from our various products and services line.

Selling, general and administrative expenses

Selling, general and administrative expenses increased to US$9,380 thousand (¥1,004,862 thousand) in 2003 from US$7,605 thousand (¥814,687 thousand) in 2002, representing a 23% year-on-year increase. This increase was mainly due to higher marketing and promotional expenses associated with enhanced selling efforts in broader geographic areas, higher rental and compensation related expenses due to obtaining additional offices and staff from our acquisition activities; incurring more corporate head office and professional costs in order to manage growing operations that span broader geographic areas, and higher networking and communication expenses.

Operating loss

Operating loss narrowed from US$6,651 thousand (¥712,472 thousand) in 2002 to US$1,453 thousand (¥155,649 thousand) in 2003, representing a reduction of 78% mainly due to higher turnover and associated higher margin contribution from 2003 turnover.

Ordinary loss

Ordinary loss improved from US$6,897 thousand (¥738,838 thousand) in 2002 to US$4,367 thousand (¥467,808 thousand) in 2003, representing a reduction of 37%. The year on year improvement in ordinary loss was lower than the improvement in operating loss due mainly to share issuance costs arising from professional and legal work incurred in 2003 being greater than 2002 from more fund raising activities.

Loss before tax and minority interest

Loss before tax and minority interest in 2002 being US$7,558 thousand (¥809,647 thousand) compared to US$ 4,230 thousand (¥453,156 thousand) in 2003 representing a reduction of 44%. The year on year improvement in loss before tax and minority interest being higher in comparison with the ordinary loss improvement mainly due to extraordinary loss incurred for certain equipment disposal in 2002.

Net loss for the year

2002 and 2003 net loss for the years are US$7,553 thousand (¥809,162 thousand) and US$4,353 thousand (¥466,375 thousand) respectively showing a year on year reduction of 42%.

EBITDA

As a result of the above, operating earnings or loss before interest, tax, depreciation and amortization improved from US$6,238 thousand (￥668,325 thousand) in 2002 to a loss of US$932 thousand (￥99,725 thousand) in 2003. EBITDA is calculated by taking operating loss and adding back the following items in selling, general and administrative expenses: (1) depreciation; (2) amortization; and (3) amortization of goodwill.

Liquidity and Capital Resources

Please refer to "1. Summary of Results of Operations, etc. – Cashflow Analysis" for information on our liquidity and capital resources.

Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards as Applied to Us

We have presented certain information in this document that has been prepared in accordance with IFRS. The following are the significant differences between Japanese GAAP and IFRS as applied to us.

The audited financial information included in this document is prepared and presented in accordance with Japanese GAAP. This summary does not purport to be complete and is subject and qualified in its entirety by references to the respective pronouncements of Japanese GAAP and IFRS. It should be noted that the following summary has not been audited and may not include all differences between Japanese GAAP and IFRS which may be relevant to our financial information. Future differences between Japanese GAAP and IFRS resulting from changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary and we have not attempted to identify them.

Reporting Revenue Net as An Agent
In accordance with Japanese GAAP, revenue for goods or services a company offers to customers as an agent is generally reported gross with separate display of cost of sales to arrive at gross profit, while it is reported on a net basis under IFRS. As a result, revenue on the consolidated statement of operations for the year ended December 31, 2003 prepared in conformity with Japanese GAAP was US$1,078 thousand (¥115,487 thousand) more than that of the consolidated statement of operations prepared in conformity IFRS.

Share Issuance Costs
Japanese GAAP requires share issuance costs to be charged to income when paid or deferred and amortized within a three-year period.

Under IFRS, external costs directly attributable to the issue of new shares are shown as a deduction, net of tax, in equity from the proceeds.

In XFN's consolidated income statement prepared in conformity with Japanese GAAP for the years ended December 31, 2003 and 2002, stock issuance costs and related expenses were charged to income for each of the period in the amount of US$2,778 thousand (¥297,529 thousand) and US$211 thousand (¥22,578 thousand), respectively. In the income statement prepared in conformity with IFRS, these costs are not charged to income. In XFL's interim consolidated income statement prepared in conformity with Japanese GAAP for the period ended June 30, 2004, stock issuance costs and related expenses were charged to income in the amount of US$2,709 thousand (¥290,226 thousand). In the interim income statement prepared in conformity with IFRS, the costs are not charged to income.

Consolidation Goodwill
Japanese GAAP requires consolidation goodwill to be amortized within 20 years. The consolidation goodwill of the Group has been amortized by the straight-line method over a period of 20 years.

Under International Accounting Standard 36, consolidation goodwill in connection with a subsidiary acquired on or after March 31, 2004 is not to be amortized but to be assessed at least annually.

Share-Based Payments
Under Japanese GAAP, there are no specific accounting standards for recognizing share-based payments.

Under IFRS 2, Share-Based Payments, requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. Share-based payment transactions are measured based on the fair value method of accounting. An entity shall apply this IFRS for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. If an entity applies IFRS-2 for a period beginning before January 1, 2005, it shall disclose that fact.

Summary of Certain Significant Differences Between Japanese GAAP and U.S. GAAP

We have presented certain information relating to companies we have recently acquired that has been prepared in accordance with U.S. GAAP. The following is a summary of certain significant differences between Japanese GAAP and U.S. GAAP.

The audited financial information included in this document is prepared and presented in accordance with Japanese GAAP. This summary does not purport to be complete and is subject and qualified in its entirety by references to the respective pronouncements of Japanese GAAP and U.S. GAAP. Further more, we cannot estimate the net effect that applying U.S. GAAP would have on any component of consolidated net income or consolidated shareholders' equity, which have been included in this document. However, the effect of such differences may be, individually or in the aggregate, material. Neither we nor our independent auditors have carried out a reconciliation of the financial information in accordance with U.S. GAAP. It should be noted that the following summary has not been audited and may not include all differences between Japanese GAAP and U.S. GAAP which may be relevant to our financial information. The U.S. GAAP referred to herein do not include any additional accounting adjustments or disclosure that the U.S. Securities and Exchange Commission may require. Future differences between Japanese GAAP and U.S. GAAP resulting from changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary and we have not attempted to identify them.

Consolidation Policy

Under Japanese GAAP, all companies of which a majority of the voting shares are directly or indirectly owned by a parent company and companies in which a parent company, directly or indirectly, owns 40% or more shares and is able to exercise control over their operations must be consolidated. However, if the amounts of total assets, net sales, net income and retained earnings of subsidiaries are not significant to the consolidated financial statements, they are not required to be consolidated. In addition, the equity method is applied to unconsolidated subsidiaries, companies in which a parent company owns 20% or more shares and companies both in which a parent company owns 15% or more shares and over which the parent company has the ability to exercise significant influence. However, if the amounts of net income and retained earnings of the companies which should be accounted for by the equity method are not significant to the consolidated financial statements, the equity method need not be applied and such investments are carried at cost on the balance sheet.

Under U.S. GAAP, all majority owned subsidiaries, with limited exceptions, are required to be consolidated. In limited circumstances, consolidation may be required where the parent company owns 50% or less of the company's voting shares where substantive control exists. An investment in which the investor has the ability to exercise significant influence over the operations and financial policies of the investee should be accounted for by the equity method.

Cash Flow Statements

Under Japanese GAAP, cash flow statements are formatted to reconcile "income before income taxes" to changes in cash balances during the year. As a result, "income tax paid" is disclosed in the category of cash flows from operating activities. In addition, "interest and dividends received" and "interest paid" are presented in the category of cash flows from operating activities.

Under U.S. GAAP, companies which choose the indirect method, must show net cash flow from operating activities indirectly by adjusting net income to reconcile to net cash flows from operating activities. Furthermore, U.S. GAAP requires disclosure of cash paid for income taxes and interest as supplemental information.

Employees' Retirement Benefits

Prior to April 1, 2000, contributions to a pension fund were charged to income when such payments were made. With respect to an unfunded retirement benefit plan, employee retirement liabilities were generally recorded in amounts at 40% to 100% of the amount which would be payable had all eligible employees voluntarily retired as of the balance sheet dates. Effective April 1, 2000, a new method of accounting for employees' retirement benefits was adopted. The new method employs an approach similar to U.S. GAAP.

Under U.S. GAAP, however, the discount rate is based on the rate as of a measurement date at which the pension obligation could be effectively settled. For Japanese GAAP, the discount rate can be adjusted to take into account fluctuations within the past five years.

U.S. GAAP also requires that amortization of unrecognized net gain or loss is recognized if that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market related value of plan assets known as the "corridor" approach. An unrecognized net obligation or net asset which existed at the date of initial application of the standard is amortized under Japanese GAAP on a straight-line basis over a period not to exceed the average remaining service period of employees, whereas under U.S. GAAP it is amortized over a period of the average remaining service period of employees or 15 years, whichever is longer. In addition, under U.S. GAAP, an additional minimum pension liability which is an unfunded accumulated benefit obligation in excess of plan assets is required to be recorded as a component of accumulated other comprehensive income. Such liability is not required to be recognized under Japanese GAAP.

Valuation of Securities and Investments
Under Japanese GAAP, a new accounting standard for financial instruments has been effective since the first fiscal year beginning on or after April 1, 2000. Under the new standard, investments in equity securities that have readily determinable fair values are classified as either trading or available for sale securities. Debt securities classified as held to maturity securities are carried at amortized cost. Unrealized gains and losses on debt and equity securities classified as trading securities are included in current income, and debt and equity securities, including non-marketable securities classified as available-for-sale securities, are reported as a separate component of shareholders' equity, net of tax. A significant impairment, judged not to be recoverable, in the value of securities other than those classified as trading are reflected in current year income. Under the new Japanese standard, a significant impairment generally is considered to exist when an investment has declined in the value by 50% or more. Finally, under Japanese GAAP, the accounting standard for certain investments in debt and equity securities is substantially the same as under U.S. GAAP. Prior to the new standard, both marketable and investment securities, if quoted on any stock exchange, were stated at cost or the lower of cost or market value. Marketable and investment securities that had no market quotation were carried at cost, which was appropriately reduced if significant impairments of value were deemed to be permanent.

Also, under Japanese GAAP an allowance for loss on investments may be recorded to provide for potential losses on investments in unconsolidated subsidiaries and other companies accounted for by the cost method, even though an impairment loss is not required.

Translation of Foreign Currency Financial Statements
Under Japanese GAAP, the foreign currency balance sheets are translated into Japanese yen at the current exchange rates at the balance sheet dates except for shareholders' equity, which is translated at historical rates. Differences arising from such translation have been shown as "translation adjustments" in a separate component of shareholders' equity starting with the fiscal year ended March 31, 2000. Foreign currency income statements are generally translated into Japanese yen at appropriately average exchange rates for the period. However, exchange rates at the dates of the balance sheets can be used instead of average exchange rates. Effective April 1, 2002, we changed the exchange rate for translating the foreign currency income statements of our foreign consolidated subsidiaries from the exchange rates at the balance sheets dates to the average exchange rates over the relevant period.

Under U.S. GAAP, the exchange rate at the balance sheet date is used for assets and liabilities and an appropriate average exchange rate for the period is used for revenues, expenses, gains and losses. Shareholders' equity is translated at historical rates.

Consistency of Accounting Standards
Japanese GAAP requires the adoption of consistent accounting standards in consolidation for transactions that take place under similar circumstances and share similar characteristics. However, a foreign subsidiary and an associated company may apply the accounting standards dictated by its local GAAP to its accounts. Under Japanese GAAP, no reconciliation from local country GAAP to Japanese GAAP is required for the foreign consolidated subsidiaries and the foreign associated company accounted for by the equity method.

Under U.S. GAAP, consistent accounting standards must be applied to all consolidated companies and all investments accounted for by the equity method.

Derivatives
Under Japanese GAAP, if derivatives meet certain criteria to qualify as a hedge, unrealized gains or losses of hedging instruments may generally be deferred as an asset or liability until the gains or losses on the hedged instruments are recognized. For interest rate swap agreements which qualify for hedge accounting and meet specific matching criteria, these instruments are not required to be measured at fair value and the differential to be paid or received under the swap agreements may be accrued and included in interest expenses or income. Hedge accounting is terminated when the hedged item is extinguished, resulting in recognition of the deferred unrealized gains and losses on the hedging instruments in the current period. When it becomes obvious that forecasted transactions that qualified as hedged items will not be consummated, then similar accounting is required.

Under U.S. GAAP, the gains or losses on derivatives designated as hedging the exposure to changes in the fair value of a recognized asset or liability or firm commitment are recognized in earnings in the period of change together with the offsetting losses or gains on the hedged items attributable to the risk being hedged. For derivatives designated as hedging the exposure to variable cash flows of forecasted transactions, the effective portion of the derivatives' gains or losses is initially reported as a component of other comprehensive income. The gains or losses on derivatives designated as hedging the foreign currency exposure of a net investment in a foreign operation are reported in other comprehensive income. The gains or losses on derivatives not designated as hedging instruments are reported in earnings in the period of change.

Valuation of Inventory
Under Japanese GAAP, inventory is stated at either cost or the lower of cost or market value. U.S. GAAP generally requires all inventories to be valued at the lower of cost or market value.

Leased Assets by a Lessee
Under Japanese GAAP, leases that transfer substantially all the risks and rewards of ownership are accounted for as capital leases. However, leases that do not transfer ownership of the asset to the lessee at the end of the lease term can be accounted for as an operating lease with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Under U.S. GAAP, a lease is accounted for as a capital lease when one or more of the following criteria are met: i) the lessor transfers ownership of the property to the lessee by the end of the lease term, ii) the lease contains a bargain purchase option, iii) the lease term is equal to 75 percent or more of the estimated economic life of the leased property, and iv) the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property.

Impairment of Long-lived Assets
Under Japanese GAAP, there were no specific standards for impairment of long-lived assets until new standards and interpretative guidance were issued in August 2002 and in October 2003, respectively, and an impairment loss is usually recognized when the related asset is disposed of or when a significant permanent impairment of the asset becomes apparent. New Japanese GAAP requires an accounting for impairment of long-lived assets similar generally to U.S. GAAP, which is effective from the fiscal year beginning April 1, 2005.

Under U.S. GAAP, a company is required to review long-lived assets for possible impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss recognized, if any, is measured by the excess of the carrying value of the asset over its fair value.

Capitalized Interest Costs
Under Japanese GAAP, interest costs are not capitalized. However, if certain criteria are met, interest costs on certain indebtedness for construction of property, plant and equipment may be capitalized.

Under U.S. GAAP, interest costs on certain indebtedness incurred during the asset construction period are required to be capitalized.

Accounting for Compensated Absences
Under Japanese GAAP, there are no specific accounting standards for compensated absences, and recognition of such liabilities is not generally accepted accounting principle in Japan.

Under U.S. GAAP, an employer is required to accrue a liability for employees' compensation for future absences if certain conditions are met.

Stock Issue Costs
Japanese GAAP requires stock issue costs to be charged to income when paid or deferred and amortized by the straight-line method within a three-year period.

U.S. GAAP requires stock issue costs to be charged to additional paid-in capital.

Bond Issue Costs
Under Japanese GAAP, bond issue costs are to be charged to income when paid or deferred and amortized by the straight-line method within a three-year period.

Under U.S. GAAP, bond issue costs should be deferred and amortized using the interest method over the life of the bonds.

Statement of Comprehensive Income
Under Japanese GAAP, there are no specific standards for presenting changes in comprehensive income and its components in a full set of general-purpose financial statements.

U.S. GAAP requires the inclusion of changes in accumulated other comprehensive income in a full set of general-purpose financial statements. All components of comprehensive income are required to be reported in the period during which they are recognized. Specifically, the total amount of comprehensive income is required to be

displayed where the other comprehensive income is reported. The total amount of comprehensive income consists of net income for the period and other comprehensive income. Items in other comprehensive income include foreign currency translation adjustments from investments, minimum pension liability adjustments, and unrealized gains and losses from available-for-sale securities. Accumulated other comprehensive income is required to be reported in the stockholders' equity section of the balance sheet. Each classification of accumulated other comprehensive income as defined previously should be displayed. Disclosure of comprehensive income per share is not required.

Revenue Recognition

Under Japanese GAAP, revenue is recognized upon the transfer of risk and rewards of ownership, which generally occurs when goods are shipped.

Under U.S. GAAP, revenue recognition is usually more prescriptive and is generally recognized when all of the following criteria are met: i) persuasive evidence of an arrangement exists, ii) delivery has occurred or services have been rendered, iii) the seller's price to buy is fixed and determinable, and iv) collectibility is reasonably assured. These conditions are not generally met until the customer has received and accepted the goods.

Properties and Depreciation

Under Japanese GAAP, properties are depreciated utilizing one of the methods permitted under corporate income tax law, generally the straight-line method or the declining-balance method, due to the fact that Japanese tax regulations require that tax deductible depreciation cannot exceed what is recorded for book purposes. For depreciation of buildings acquired after April 1, 1998, Japanese income tax law requires use of the straight-line method. The declining-balance method is permitted for buildings acquired prior to April 1, 1998.

The acquisition cost of land, buildings and certain other properties may be reduced by gains deferred from certain qualified transactions under Japanese income tax law and regulations. In lieu of reduction of acquisition cost of newly acquired properties, a tax-deductible provision for a special reserve through appropriation of retained earnings is also permitted. Such ''qualified'' transactions include sales and dispositions of land, buildings and certain other properties associated with a concurrent or subsequent acquisition of an equivalent asset for the purposes of replacement, condemnation, exchange and other qualified events. These Japanese income tax rules are generally permitted under Japanese GAAP.

Under U.S. GAAP, a variety of depreciation methods are utilized for buildings and other properties, over a period equal to the assets' estimated useful lives. The depreciation amounts used for financial accounting and tax purposes can differ.

Bonuses to Directors and Corporate Auditors

Under Japanese GAAP, bonuses to be paid to directors (as defined under the Commercial Code of Japan) and subject to approval by shareholders as an item of appropriation of retained earnings are accounted for as a reduction from retained earnings, similar to distribution of dividends. In March 2004, new guidance on the accounting for bonuses to directors was issued, and became effective from the fiscal year ended March 31, 2004. The new guidance requires that bonuses to directors designated as directors' annual remuneration under the Commercial Code of Japan be accounted for as expenses.

Under U.S. GAAP, estimated amounts of bonus payments to directors and/or officers of a corporation are reported on an accrual basis, and included in selling, general and administrative expenses.

Stock-based Compensation

Under Japanese GAAP, there are no specific accounting standards for recognizing stock-based compensation.

Under U.S. GAAP, accounting for employee stock-based compensation expense is based on either the fair value method of accounting or the intrinsic value method of accounting. If the latter is chosen, the company must disclose the effects of the fair value method.

Segment Information

Under Japanese GAAP, certain information on business segments, geographical segments, and overseas sales are required to be disclosed. The business segments should be determined primarily based on product lines or service lines. Required disclosures include: segment operating revenues and operating income, segment assets, capital expenditures and segment depreciation and amortization.

U.S. GAAP requires a public enterprise to report certain financial and descriptive information about operating segments on a basis that is used internally by management for evaluating segment performance and allocating resources to segments.

Business Combinations

Under Japanese GAAP, there are no specific accounting standards for business combinations. As a matter of practice, stock or asset purchase acquisitions are accounted for by the purchase method and acquired net assets, including goodwill, are recorded at their respective fair values. Goodwill acquired through stock purchases is required to be amortized over a period of up to 20 years. Goodwill acquired through asset purchases is required to be amortized over a period of up to 5 years. Statutory mergers are accounted for by either the purchase method or pooling-of-interests method. In October 2003, a new standard for business combinations was issued, which is effective from the fiscal year beginning on April 1, 2006. The new standard requires business combinations to be accounted for by the purchase method except for certain qualified business combinations which are to be accounted for by the pooling-of-interests method.

U.S. GAAP requires business combinations to be accounted for using the purchase method of accounting. Goodwill is measured as the cost of an acquired entity over the fair values of assets acquired and liabilities assumed. Intangible assets, including goodwill, are required to be identified, recorded at fair value and amortized and/or tested for impairment based on specified criteria.

IV. CONDITION OF FACILITIES

1. Outline of Investment in Facilities, etc.

N/A

2. Condition of Major Facilities (As of August 31, 2004)

(1) The Company

Location: Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Note: As the Company is an exempted company and holding company, operations are conducted mainly outside the Cayman Islands and business headquarters is in Hong Kong.

Business headquarters in Hong Kong (XFL and XFN)

Location: Suite 2003-5 Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong.
Purpose: Headquarters of the Business / Management of the Group
Area: 543.2 m^2 (leased, which expires in 16 Jan 2006)
Employees working therein: 56 staff
Rent for 2003: US$85,385

(2) Subsidiaries in Japan

Regional office in Tokyo (Xinhua Finance Japan Limited)

Location: 2/F 6-4, Toranomon 2-chome, Minato-ku, Tokyo, 105-0001, Japan.
Purpose: Regional Office
Area: 39m^2 (leased, which expires in 15 Nov 2005)
Employees working therein: 5 staff
Rent for 2003: US$46,022

(3) Subsidiaries in foreign countries

Regional office in Beijing (Xinhua Financial Network (Beijing) Limited)

Location: 12/F East Ocean Center, 24 A Jianguomenwai Street, Chaoyang District, Beijing, PRC 100004.
Purpose: Regional Office
Area: 1,097.38 m^2 (leased, which expires in 31 Aug 2005)
Employees working therein: 93 staff
Rent for 2003: US$232,770

Regional office in Shanghai (Xinhua Financial Network (Shanghai) Limited)

Location: 21A Qi Hua Tower, 1375 Huai Hai Road Middle Shanghai 200031 PRC.
Purpose: Regional Office
Area: 350 m^2 (leased, which expires in 30 Apr 2005)
Employees working therein: 32 staff
Rent for 2003: US$57,600

Regional office in New York (MNI)

Location: 40 Fulton Street, Floor 5, New York, New York 10038, United States
Purpose: Regional Office
Area: 1,137.97 m^2 (leased, which expires in 30 June 2010)
Employees working therein: 27 staff
Rent for 2003: US$395,007

Regional office in Charlotte, North Carolina (Mergent)

Location: 5250 77 Center Drive, Suite 150, Charlotte, North Carolina 28217, United States
Purpose: Regional Office
Area: 4,184.36 m^2 (leased, which expires in August 31, 2007)
Employees working therein: 170 staff
Rent for 2003: US$791,616

3. Plans for Installation, Removal, etc. of Facilities

None.

V. CONDITION OF THE REPORTING COMPANY

1. Condition of Shares, etc.

(1) Total number of shares, etc.

Number of Authorized Shares:	2,500,000
Total Number of Shares Outstanding:	
Ordinary:	101,803.678
Series A Preferred:	10,430.364
Series B Preferred:	35,540.635
Series C Preferred:	33,500.681
Total:	**181,275.358**
Number of Shares Unissued:	2,318,724.642
Shares Committed to be Issued*:	209.506
Warrants and Options to Subscribe For the Equivalent Number of Ordinary Shares**:	8,393.197
Ordinary Shares to be Issued In Respect of Acquisitions Subject to Certain Conditions***:	2,413.19
Ordinary Shares to be Issued Pursuant To an Employee Stock Compensation Plan Subject to Certain Conditions****:	1,643.797
FULLY DILUTED SHARES:	**193,935.048**

* These shares will be issued upon payment of par-value amount.

**The following table sets forth certain information regarding grants of options and warrants to acquire our shares:

Date of Grant	# of warrants/options	Class	# of shares	Amount to be paid	Amount to Share Capital if exercise	Exercise Period	Transferable	Other material terms
5-Jan-04	Options to subscribe for 50 ordinary shares	Ordinary	50	US$ 0.73 or as determined by Compensation Committee	US$ 0.73 or as determined by Compensation Committee	5 January 2004 to 31 December 2005	Option shall not be assignable	10 shares vested on 5 January 2004. 20 shares will vest on 31 December 2004 and 31 December 2005, respectively
16-Jul-04	Warrant to subscribe for 1,300.4805 ordinary shares	Ordinary	1,300.4805	$792 per share	$1,029,981	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company without the prior written consent of the Company or underwriters.
16-Jul-04	Warrant to subscribe for 6,944.444 ordinary shares	Ordinary	6,944.444	$720 per share	$5,000,000	1 October 2004 to six months after the last day of any lock-up period imposed by the lead manager or underwriters of the Company on any shareholder	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company during the lock-up period imposed by the lead manager or underwriters of the Company on any shareholder.
12-Aug-04	Warrant to subscribe for 98.2725 ordinary shares	Ordinary	98.2725	$792 per share	$77,832	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company without the prior written consent of the Company or underwriters.

*** Pursuant to the agreement for acquisition of Fortune China, the Company committed to issue and allot to the vendors of the shares of Fortune China 24.655 ordinary shares credited as fully paid at par by the end of 2005 if the Company will be listed by the end of 2005. Pursuant to the agreement for acquisition of SMRA, the Company committed to issue and allot to the vendors of the shares of SMRA 2,388.535 ordinary shares should certain milestones (such as reaching the pre-determined revenue target) are met. These shares will be issued with no additional payment.

**** The Company has established an employee stock compensation plan, which is administered by the compensation committee. It provides for coverage to include employees, directors, consultants and/or advisors and any others as determined by the board. The share price is determined by the Committee but may not be below par value, and the option price may not be below fair market value of the shares at the date the option is granted. The share pool is subject to adjustment but may not exceed 20% of the Enlarged Share Capital of the Company. Enlarged Share Capital is defined as the fully-diluted total outstanding share capital of the Company.

Details of Shares Outstanding

Registered / bearer shares And Par value or no-par-value	Registered shares with par value of HK$20.00 per share
Number of shares outstanding:	
Ordinary	101,803.678
Series A Preferred	10,430.364
Series B Preferred	35,540.635
Series C Preferred	33,500.681
Total	181,275.358
Name of securities exchange or securities association in which shares are listed or registered	n.a.

Note 1. When and as declared by the directors, the holders of Series A Preferred Shares shall be entitled to receive, out of any funds legally available therefor, dividends prior and in preference to any declaration of payment of any dividend on the ordinary shares. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares, the amount equivalent of the price at which the Preferred Shares were actually subscribed for by holders per share then held by them plus all declared but unpaid dividends on each such share. The holders of Series A Preferred Shares shall be entitled to vote together with the holders of the ordinary shares as a single class in a shareholders' meeting. Each Series A Preferred Share shall be convertible, at the option of the Series A Preferred Shareholder, at any time after the date of issuance of such Series A Preferred Share, into such number of ordinary shares as is determined by dividing the price at which the Preferred Shares were actually subscribed for by holders by the Conversion Price applicable to such Series A Preferred Share. Each Series A Preferred Share shall automatically be converted into ordinary shares at the Conversion Price at the time in effect upon the closing of an initial public offering or upon the election of holders of at least 75% of the Series A Preferred Shares then outstanding.

2. When and as declared by the directors, the holders of Series B Preferred Shares shall be entitled to receive, out of any funds legally available therefor, dividends prior and in preference to any declaration of payment of any dividend on the ordinary shares. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series B Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares, the amount equivalent of the price at which the Preferred Shares were actually subscribed for by holders per share then held by them plus all declared but unpaid dividends on each such share. The holders of Series B Preferred Shares shall be entitled to vote together with the holders of the ordinary shares as a single class in a shareholders' meeting. Each Series B Preferred Share shall be convertible, at the option of the Series B Preferred Shareholder, at any time after the date of issuance of such Series B Preferred Share, into such number of ordinary shares as is determined by dividing the price at which the Preferred Shares were actually subscribed for by holders by the Conversion Price applicable to such Series B Preferred Share. Each Series B Preferred Share shall automatically be converted into ordinary shares at the Conversion Price at the time in effect upon the closing of an initial public offering or upon the election of holders of at least 75% of the Series B Preferred Shares then outstanding.

3. When and as declared by the directors, the holders of Series C Preferred Shares shall be entitled to receive, out of any funds legally available therefore, dividends prior and in preference to any declaration of payment of any dividend on the ordinary shares. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series C Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares, the amount equivalent of the price at which the Preferred Shares were actually subscribed for by holders per share then held by them plus all declared but unpaid dividends on each such share. The holders of Series C Preferred Shares shall be entitled to vote together with the holders of the ordinary shares as a single class in a shareholders' meeting. Each Series C Preferred Share shall be convertible, at the option of the Series C Preferred Shareholder, at any time after the date of issuance of such Series C Preferred Share, into such number of ordinary shares as is determined by dividing the price at which the Preferred Shares were actually

subscribed for by holders by the Conversion Price applicable to such Series C Preferred Share. Each Series C Preferred Share shall automatically be converted into ordinary shares at the Conversion Price at the time in effect upon the closing of an initial public offering or upon the election of holders of at least 75% of the Series C Preferred Shares then outstanding.

4. On the closing of our IPO, Series A Preferred Shares, Series B Preferred Shares, and Series C Preferred Shares will all be converted to Ordinary Shares on a 1:1 basis.

(2) Total number of shares issued and changes in capital stock

Note: Information presented in the following table prior to August 24, 2004 does not reflect the 1-for-2000 reverse stock split approved by the Company's shareholders on August 24, 2004.

Date	Remarks	Number of Shares Issued	Cumulative Number of Shares Issued*	Increase in Total Capital US$	Cumulative Total Capital US$
05-Jan-04	Incorporation share	1	1	0.00128	0.00128
4-Mar-04	Ordinary shares, Series A and Series B exchanged from XFN to XFL	146,476,666	146,476,667	23,842,551	23,842,551
4-Mar-04	Issuance of Series B Pref Shares	8,483,325	154,959,992	3,053,997	26,896,548
5-Mar-04	Share issuance related to MNI acquisition	12,500,030	167,460,022	4,500,011	31,396,559
6-Apr-04	Share issuance related to employee compensation	12,162,569	179,622,591	15,593	31,412,152
25-May-04	Share issuance related to XIG acquisition	8,888,888	188,511,479	2,168,889	33,581,041
1-Jun-04	Share issuance related to Netchina acquisition	2,530,440	191,041,919	1,743,726	35,324,767
14-Jun-04	Share issuance related to Mergent acquisition	57,312,577	248,354,496	31,235,354	66,560,121
17-Jun-04	Share issuance related to employee compensation	100,000	248,454,496	128	66,560,249
21-Jun-04	Share issuance related to employee compensation	2,666,666	251,121,162	3,419	66,563,668
21-Jun-04	Issuance of Series C Pref Shares	66,106,387	317,227,549	48,257,663	114,821,331
22-Jun-04	Share issuance related to employee compensation	100,000	317,327,549	128	114,821,459
30-Jun-04	Share issuance related to employee compensation	271,666	317,599,215	348	114,821,807
30-Jun-04	Share issuance related to G7 Group acquisition	12,182,251	329,781,466	6,639,327	121,461,134
11-Jul-04	Share issuance related to employee compensation	31,723,335	361,504,801	40,671	121,501,805
19-Jul-04	Share issuance related to employee compensation	33,333	361,538,134	43	121,501,848
30-Jul-04	Issuance of Series C Pref Shares	894,975	362,433,109	653,332	122,155,180
16-Aug-04	Share Issuance related to employee compensation	97,607	362,530,716	125	122,155,305
20-Aug-04	Share Issuance related to employee compensation	20,000	362,550,716	26	122,155,331
24-Aug-04	1-for-2000 reverse stock split	n.a.	181,275,358	n.a.	122,155,331

Note: "Total Capital" includes share capital and share premium.

(3) Distribution by Type of Shareholders

	Employees and Directors	Individuals	Financial Investors	Strategic Investors	Total
Number of shareholders	161	175	46	11	393
Number of shares	40,900.272	43,219.172	75,423.1545	21,732.7595	181,275.358
% to total outstanding shares	22.6%	23.8%	41.6%	12.0%	100.0%

Note: Number of Shareholders for Employees and Directors include beneficial shareholdings.

(4) Major Shareholders

(As of August 31, 2004)

Number	Name of Shareholder	Address	Number of Shares	Shareholding %
1	Xinhua Finance Holdings Limited	Office Chambers, PO Box 217 Apia, Samoa	13,999.95	7.7%
2	Patriarch Partners II, LLC	40 Wall Street, 25th Floor, New York, NY 10005, USA	11,010.6395	6.1%
3	ARK II CLO 2001-1, Ltd.	One World Financial Center New York, NY 10281-1003	11,010.639	6.1%
4	Fredy Bush Family Trust	1911 Sacramento Street, San Francisco, CA 94109	8,205.833	4.5%
5	Nissin Co., Ltd.	Shinjuku Eru-Tower 25F, 6-1, Nishi-Shinjuku, 1-chome, Shinjuku-ku, Tokyo 163-1555, Japan	7,041.015	3.9%
6	Jae Lie	1500 Huaihai Central Road, Tower 3, Room 15D, Shanghai, People's Republic of China	5,600	3.1%
7	Kung Yuen-Kao, Billy	11/F, No. 136 Roosevelt Road, Section 2, Taipei, Taiwan	5,058.333	2.8%
8	Insight Associates Limited	c/o 35th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	3,700	2.0%
9	XFN Investors, L.L.C.	Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE, 19808, USA	3,472.222	1.9%
10	CSK Finance Co., Ltd.	5th Floor, Riviera Minami Aoyama Building, 3-3-3 Minami-Aoyama, Minato-ku, Tokyo, 107-0062, Japan	3,400	1.9%

Notes: On September 6, 2004, Xinhua Finance Holdings Limited transferred all shares owned in the Company to Xinhua Development Holdings Limited whose address is The Office of East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands.

2. Dividend Policy

Since the Company has a relatively short operating history, dividends have not yet been declared and paid.

In order to maintain the Company's leadership in its business sector and maximize the value of the Company, the Company has thus far considered funding the expansion of its business paramount to the distribution of dividends. Currently, the Company is making efforts to strengthen its profit profile while expanding the business.

3. Trend in Share Prices

Not applicable.

4. Director and Officers

(1) Personal history and Number of Shares Owned – Directors and Officers

Members of the Board of Directors

Position	Name	Date of birth	Personal history	Number of shares owned
Chairman	WU Ji Guang	7/16/1951	Mr. Wu has been a director and our Chairman since April 2004 and held the same positions at XFN from May 2003 to April 2004. Mr. Wu is also President of China Media Development Shenzhen Incorporation, a company wholly-owned by XNA.	—
Vice Chairman, Chief Executive Officer and member of the Executive Commitee	Fredy BUSH	9/25/1958	Ms. Bush, our founder, has been a director and our Chief Executive Officer since February 2004 and was a director, Vice Chairman and Chief Executive Officer of XFN since January 2001 and June 2001, respectively. Prior to founding our company, Ms. Bush, an entrepreneur, established a successful consulting business in Asia where she assisted clients in building business alliances particularly between the United States and Asia and in the financial sector.	—
President, Asia and member of the Executive Committee	Jae LIE	2/19/1961	Mr. Lie has been a director and our President, Asia since April 2004 and was a director and a senior executive at XFN from November 2001 to April 2004. Prior to that, Mr. Lie was the Senior Director of Sales and Marketing for Fritz Companies, Inc. Mr. Lie holds a Bachelor Degree in Economics from University of California, Berkeley, USA. Mr. Lie speaks Mandarin, Japanese, Korean, and English.	5,600
Editor-in-Chief, Xinhua Finance News	Graham Anton EARNSHAW	12/29/1952	Mr. Earnshaw has been a director and our Editor-in-Chief of Xinhua Finance News, since August 2004. He was a director at XFN from February 2002 to April 2004, and was Managing Director, Financial News from February 2002 to August 2004. Prior to that, Mr. Earnshaw was the Beijing Bureau Chief for Reuters from 1985 to 1987, Reuters' Editor for Asia from 1990 to 1995 and the Beijing Bureau Chief for the London Daily Telegraph from 1980 to 1984. Mr. Earnshaw possesses many years of experience as a journalist and a manager in China and other parts of Asia. Mr. Earnshaw has also written a number of books about Asia and is fluent in Mandarin, Cantonese and English.	750
Vice President	WANG Bin	1/17/1965	Dr. Wang has been a director since July 2004. Dr. Wang possesses over 11 years of experience in China's capital markets. He is now Assistant to Mr. Wu, the President of China Media Development Shenzhen Incorporation and Chairman of the Company, and is in charge of mergers and acquisitions, venture capital investment and securities investments for China Media Development Shenzhen Incorporation. Dr. Wang graduated from Nankai University in Tianjin and studied statistics, finance and economics. Dr. Wang holds a PhD in Economics specializing in index and investment theory.	—

Independent Director and member of the Audit and Compensation Committees	Dennis Lindsay PELINO	9/23/1947	Mr. Pelino has been a director since February 2004 and a director of XFN since September 2001. Mr. Pelino is also the Chairman and Chief Executive Officer of Stonepath Group, a logistics company. Prior to that, Mr. Pelino was President and Chief Operating Officer of Fritz Companies, Inc., a global logistics company.	—
Independent Director and member of the Audit and Compensation Committees	John MacLeod WILLIAMS	6/22/1945	Mr. Williams has been a director since April 2004 and was a director of XFN from July 2002 to April 2004. Mr. Williams is also the Executive Vice-President — Asia of PR Newswire. Mr. Williams holds a Bachelor of Arts degree in English and Journalism from Syracuse University.	—
Independent Director and member of the Audit and Compensation Committees	Shelly SINGHAL	8/21/1967	Mr. Singhal has been a director of the Company since July 2004. Mr. Singhal is Managing Director and Executive Vice President of SBI-USA, an advisory firm specializing in growth companies. Prior to joining SBI-USA, Mr. Singhal was managing director of corporate finance at Roth Capital Partners Bridge Fund, Foothill Capital, Inc., and Heller Financial. Mr. Singhal earned his Bachelor of Science at Seaver College at Pepperdine University.	—
			Total	**6,350**

Notes:

(1) Fredy Bush indirectly owns 8,205.833 shares in the Company through beneficial shareholdings.
(2) Dennis Pelino indirectly owns 1,458.3335 shares in the Company through beneficial shareholdings.

Executive Officers

Position	Name	Date of birth	Personal history	Number of shares owned
Chief Financial Officer and member of the Executive Committee	LAU Tin Chung, Gordon	4/28/1964	Mr. Lau has been our Chief Financial Officer since April 2004 and was the Chief Financial Officer of XFN from September 2002 to April 2004. Prior to that, Mr. Lau worked with SG Cowen/SG Securities, Nomura Securities, the Ontario Securities Commission and KPMG Peat Marwick. Mr. Lau is a qualified Canadian Chartered Accountant and holds a Masters degree in Business Administration (with distinction) from the University of Western Ontario.	—
Legal Counsel	John McLEAN	3/16/1967	Mr. McLean joined the Company in May 2004 and heads the Company's legal team. Prior to that, Mr. McLean worked for six years in Asia with a leading international law firm and four years in New York and Toronto with Canadian firm Stikeman Elliott. He is qualified to practice in Hong Kong, the United Kingdom and Canada, and speaks Mandarin Chinese. Mr. McLean holds a degree in law from Queen's University and a BA (with distinction) from University College, University of Toronto.	67
Chief Executive Officer, MNI, and member of the Executive Committee	Michael CONNOR	3/6/1958	Mr. Connor joined MNI in 1989 as CFO and was appointed to the position of CEO in March 1993. Prior to joining MNI, Mr. Connor was the Manager of Planning and Development for the Corporate Bond Department of Moody's Investor Service. Before joining Moody's, Mr. Connor worked at Merrill Lynch Capital Markets. Mr. Connor has a BS in Business and Economics from Lehigh University.	157.159
Chief Executive Officer, Mergent and member of the Executive Committee	Jonathan WORRALL	3/16/1957	Mr. Worrall joined Mergent in early 2000 as Managing Director, International Operations prior to assuming his current position in June 2002. Before joining Mergent, Mr. Worrall was the Managing Director, Investment Data Products for the Asia Pacific region for BARRA Inc. He has also held executive management positions at FAME, Randall & Helms, Credit Suisse and Helix Technology Group. He attended Henley Management College.	2,150.82
Chief Executive Officer, the G7 Group and member of the Executive Committee	Jane HARTLEY	4/18/1950	Ms. Hartley is the Chief Executive Officer of the G7 Group. Before joining the G7 Group, Ms. Hartley held executive positions with WWOR-TV, an independent television station owned by MCA (Universal Studios) and Westinghouse Broadcasting. Prior to that, she worked at the White House as a Deputy Assistant to the President in the Carter Administration, and was the Director of Congressional Relations at the Department of Housing and Urban Development. Ms. Hartley is also a member of the Council on Foreign Relations. Ms. Hartley graduated from Boston College (Newton College) with a B.A. in Political Science and Economics.	2,177.0475
			Total	**4,552.0265**

Note: Gordon Lau Tin Chung indirectly owns 3,700 shares in the Company through beneficial shareholdings.

(2) Remuneration of members of the board of directors and of other management bodies

DIRECTOR'S AND EXECUTIVE OFFICERS' EMOLUMENTS FY 2003

US$	Total
Director Fees	30,000
Salary	1,212,000
Expenses Allowance	60,000
Other	4,615
TOTAL	1,306,615

Executive directors include Fredy Bush, Jae Lie, Graham Earnshaw, and Ma Yun Sheng (resigned on June 18, 2003). Non-executive directors include Dennis Pelino, John Williams, Wang Zhong Ming (resigned on May 13, 2003), Wu Ji Guang (appointed on May 14, 2003) and Xue Yong Xing (appointed on June 18, 2003).

Note: The figures presented above are for the directors and executives of XFN for the year ended December 31, 2003. Since that date, John McLean, Jane Hartley, Michael Connor and Jonathan Worrall have joined XFL. Accordingly, their salaries have not been included in the above table.

5. Condition of the Corporate Governance

1. Management

The business of the Company is managed and conducted by the board. The board currently consists of eight directors, of which three are independent directors. The composition of the board, the experience of the individual directors and the dynamics of the board of the Group service to ensure both the board's effectiveness and the inability of an individual or small group to dominate the board's decision-making. The board has determined that each of the outside directors is independent in character and judgment.

The Articles of Association of the Company provide that at each annual general meeting of shareholders, one-third of the directors (other than a director who is the Chairman or the Chief Executive Officer) for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that retiring directors are immediately eligible for re-election. This re-election mechanism ensures that shareholders are involved in the decision-making process of the Company. Any director who is the Chairman or the Chief Executive Officer is subject to this same requirement every five years. The board then delegates its power to conduct the business of the Company to executive officers including the Chief Executive Officer, who is in charge of the general management of the business of the Company, the Chief Financial Officer, who is in charge of financial and accounting matters of the Company, or a committee appointed by the board. The Articles of Association allow the board to delegate any of its powers, authorities and discretions to committees, consisting of such director or directors and other persons as it thinks fit, and the board may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee formed by the board shall, in the exercise of the powers, authorities and discretions delegated, conform to any regulations, which may be imposed on it by the board.

In order to manage the Company in an efficient manner, the board has established a number of committees. Besides the Audit Committee described below, the Company has also established a Compensation Committee consisting of three independent non-executive directors of the Company. The purpose of the Compensation Committee is to assist the board by reviewing and determining the compensation to be paid to employees and officers of the Company. The Committee is authorized to do all things that the board would otherwise be authorized to do in respect of compensation of officers and employees of the Company and full minutes of all meetings of the Compensation Committee must be kept and filed with the Company. The Company has also established an Executive Committee which considers various strategic issues affecting the Group as a whole. The Executive Committee is chaired by, and reports to, the Chief Executive Officer.

At all times the performance of the duties of directors, officers and employees of the Company and any committee established by the board is monitored and supervised by the board.

2. Audit

An Audit Committee consisting of three independent non-executive directors of the Company has been established. The purpose of the Audit Committee is to assist the board by reviewing (i) quarterly, interim and annual financial information of the Company; (ii) external and internal audit reports; and (iii) systems of corporate governance and control which management and the board have established.

The Audit Committee comprises three directors who are neither officers or employees of the Company nor executive directors, officers or employees of any subsidiary of the Company. The members and the Chairman of the Audit Committee are independent non-executive directors of the Company.

The Audit Committee will have full and unlimited access to all books and accounts of the Company and shall have the following duties and responsibilities:

(1) reviewing, in draft form, the Company's annual report and accounts, half-year report and quarterly reports and providing advice and comments thereon to the board;

(2) reviewing and supervising the Company's financial reporting and internal control procedures; and

(3) monitoring the execution of duties of directors and executive officers.

Deloitte Touche Tohmatsu, an outside auditor, which is independent from the corporate body of the Company, has been appointed as the auditor of the Company. The financial statements of the Company are audited by the outside auditor in accordance with Japanese GAAS and ISA. The outside auditor makes a written report thereon in accordance with the generally accepted auditing standards in Japan and ISA and the report of the outside auditor is submitted to the general shareholders meeting.

3. Compensation for directors

Under the articles of association of the Company compensation for directors is determined by the board and in turn may be delegated to the Compensation Committee established by the board. The Compensation Committee consists of three independent non-executive directors of the Company. Such remuneration shall be divided amongst the members of the board in such proportions and in such manner as the board or the Compensation Committee (as the case may be) may agree, or, failing agreement, equally, except that any director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day. The total amount paid to directors as their compensation in the fiscal year 2003 was US$30 thousand. The total amount paid to directors as their compensation for the 6 months ended in 2004 was US$30 thousand.

4. Compensation for outside auditors

The compensation for outside auditors is determined by shareholders at the general meeting or in such manner as the shareholders may determine. The total amount paid to outside auditors as their compensation in the fiscal year 2003 was US$49 thousand. The total amount paid to the outside auditors as their compensation for the 6 months ended in 2004 was US$442 thousand, among which US$54 thousand is for their service that is not related to their audit.

VI. FINANCIAL CONDITION

VII. TREND IN THE FOREIGN EXCHANGE RATE

Omitted because the exchange rate between the U.S. dollar and Japanese yen for the latest five fiscal years are reported by more than two Japanese daily newspapers.

VIII. SUMMARY OF SHARE HANDLING, ETC. IN JAPAN

1. Summary of Share Handling, etc. in Japan

(1) Places for Accepting Applications for Transfer of shares and Transfer Agent in Japan

There is no transfer handling place or transfer agent for the shares of the Company in Japan. Upon listing, pursuant to the Clearing and Settlement System of Foreign shares of the Exchange, shares of the Company owned by Beneficial Shareholders will be deposited with the local custodian in Hong Kong in the name of JSSC or its nominee. The Mitsubishi Trust and Banking Corporation will be appointed Shareholder Service Agent in accordance with the Timely Dislosure of Corporate Information by Issuer of Listed Securities and the Like.

In principle, transactions on the Exchange in shares of the Company will be settled by transfer between the respective foreign securities transactions accounts of the buyer and seller, if they are clients of the same trading participant or between the accounts of the respective securities companies with JSSC, if the buyer and seller are clients of different securities companies. In these cases the number of shares held by the custodian in Hong Kong will not change. The Exchange and JSSC plan to revise this system to allow settlement of transaction be made by buyer and seller opening their account for transfer of shares in the custodian and by transferring between the account of custodian opened in the JSSC and the account of the trading participant by October 2004.

A summary of the matters concerning shareholding, including the right of Beneficial Shareholders to receive dividends and exercise voting rights indirectly through JSSC is stated below, based, among other things, upon a Custody Agreement and Memorandum Concerning Custody Agreement both between JSSC and the local custodian, a Service Agreement among JSSC, the shareholder service agent and the Company, a Paying Agreement among JSSC, the dividend paying banks and the Company, and a Foreign Securities Transactions Account Agreement among the securities company which is a general trading participant and the respective Beneficial Shareholders, which are either executed or scheduled to be executed.

(2) Special Privileges to Shareholders

Not applicable.

(3) Restrictions on the Transfer of the shares

Not applicable.

(4) Other Matters Concerning the Handling of shares

(a) Close of Accounts:
December 31, each year.

(b) General Shareholders' Meeting:
A general shareholders' meeting of the Company shall be held in each year other than 2004.

(c) Close of the Register

The register including any overseas or local or other branch register of shareholders may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of any designated stock exchange or by any electronic means in such manner as may be accepted by the designated stock exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the board of the Company may determine and either generally or in respect of any class of shares.

(d) Record Dates:
The shareholders entitled to receive any dividend, distribution, allotment or issue shall be the shareholders on such date the Company or the directors fixed on or at any time not more than thirty (30) days before or after, any date on which such dividend, distribution, allotment or issue is declared, paid or made by giving not less than fourteen (14) clear days notice to the designated stock exchange of such date.

The Beneficial Shareholders entitled to receive any dividend shall generally be the Beneficial Shareholders shown upon the list of Beneficial Shareholders prepared by the shareholder service agent on the same calendar day.

(e) Types of Share Certificates:
Every person whose name is entered, upon an allotment of shares, as a shareholder in the register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the board from time to time determines. In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(f) Charges Respecting Share Certificate:
The Beneficial Shareholders are required to pay the annual charge for opening and maintaining a Foreign Securities Transactions Account at a securities company in Japan as well as fees for the execution of specific transactions, pursuant to the Foreign Securities Transaction Account Agreement. In the Cayman Islands, upon an allotment of shares, shareholders need to pay reasonable out-of-pocket expenses as the board from time to time determines in order to receive the second certificates on as mentioned above. A shareholder wishing to transfer part of his shares included in the share certificate shall pay fees to have the new share certificate for the remaining shares issued. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued upon payment of such fee as the board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the board may think fit.

(g) Newspaper in which Public Notice shall be made:
The Company will publish notices regarding specific matters such as the notice to shareholders concerning shareholders' meetings in a major daily newspaper published in Japan.

2. Exercise of Rights of Beneficial Shareholders in Japan, etc.

(1) Exercise of Voting Rights of Beneficial Shareholders

The Beneficial Shareholders will be notified of a shareholders' meeting by a mail thereto of notice of a shareholders' meeting, etc. or by a publication in a major daily newspaper published in Japan, which will include information as to what they must do in order to exercise their voting rights. JSSC will not exercise voting rights on behalf of a Beneficial Shareholder except upon instruction from such Beneficial Shareholder.

(2) Distribution of Dividends, etc.

Upon receipt from the Company of the notice of a dividend payment, the shareholder service agent will inform the Beneficial Shareholders accordingly.

The Company will pay the required sum to the local custodian on behalf of JSSC, which will transfer it to the dividend paying bank, which will, in turn, distribute the same through post offices or through bank accounts directly to Beneficial Shareholders or indirectly via other paying banks. The Beneficial Shareholders are those shown upon the list of Beneficial Shareholders, prepared by the shareholder service agent.

(3) Method of Transfer of shares

In Japan, the Beneficial Shareholder will not hold certificates of shares of the Company. Any Beneficial Shareholder may transfer his rights with respect to shares of the Company by means of trading on the Stock Exchange. In this case, trading will be cleared by means of a book transfer between accounts opened with a given securities company who are general trading participants or between accounts of securities companies opened with JSSC.

(4) Tax Treatment of Dividends, etc. in Japan

(a) Dividends

Dividends to Beneficial Shareholders are treated as dividend income under the Japanese tax laws.
Tax treatment of dividends is as follows: with respect to dividends received by individuals who are Japanese residents or by Japanese corporations, the balance of such dividends remaining after collection of the withholding tax, if any, in Cayman Islands or any local public entity thereof from the payment of such dividends in Cayman Islands, will be subject to a 20% Japanese income tax to be withheld at source. In that case, individual shareholders may opt for the separate withholding taxation at the rate of 35%, instead of 20% of the balance remaining after payment of such withholding tax of Cayman Islands, so long as the amount of payment of one such dividend is less than ¥250,000 (or less than ¥500,000 if such dividend is annual). If the amount of such payment is ¥50,000 or less (or ¥100,000 or less if the dividend is annual), no final tax return needs be filed.
The dividends referred to above are those received from foreign corporations; therefore, no dividends credit is applicable in the case of individual shareholders and no non-inclusion of dividends in profit is applicable in the case of corporate shareholders.

In respect of the amount of tax collected in Cayman Islands, a recipient of dividends who does not opt for the separate withholding taxation of the dividends received by it may claim a foreign tax credit in accordance with the Japanese tax laws.

(b) Capital Gain and Loss

The tax treatment of the capital gain or loss arising from the transaction in the shares of the Company in Japan is the same as that of the capital gain or loss from transactions in the shares of a domestic corporation. Therefore, gain or loss on disposal of institutional shareholders will be included in the taxable income and be subject to corporate tax.

(c) Inheritance Tax

Beneficial Shareholders domiciled in Japan who have inherited the shares of the Company by succession or by will are liable for the inheritance tax in accordance with the Inheritance Tax Law of Japan. However, they may be entitled to the foreign tax credit under certain circumstances.

(5) Other Notices and Reports

The shareholder service agent will distribute the Summary Annual Report and the Interim Reports of the Company to the Beneficial Shareholders.

IX. REFERENCE INFORMATION

Not Applicable.

PART III. INFORMATION ON THE GUARANTOR,'ETC.

I. INFORMATION ON THE GUARANTOR

Not Applicable.

II. INFORMATION ON COMPANIES OTHER THAN THE GUARANTOR

Not Applicable.

III. INFORMATION ON INDEX, ETC.

Not Applicable.

PART IV. SPECIAL INFORMATION

I. RECENT FINANCIAL STATEMENTS

II. FORMS OF THE SECURITIES

XINHUA FINANCE LIMITED

Matter : 710380 Issued to:
Type of Share :
Certificate # : Date of Record :
# of Shares : Transfer to cert. # :
Amount Paid : # of Shares :
Par Value : HK$20.0000 Transfer Date :

Incorporated in the Cayman Islands

XINHUA FINANCE LIMITED
This is to certify that

is/are the registered shareholders of:

No. of Shares	Type of Share	Par Value	
		HK$	20.0000
Date of Record	Certificate Number	% Paid	

The above Shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

__________________Director __________________ Director/Secretary

III. RECENT FINANCIAL STATEMENTS OF THE GUARANTOR OR THE TRACKING SUBSIDIARY

Not Applicable.



[English Translation]

AMENDMENT TO SECURITIES NOTICE

(Amendment to Securities Notice pursuant to Section 5 of Cabinet Office Ordinance Concerning Disclosure of Details of Corporation)

Filed on November 24, 2004

To: Director of Kanto Local Finance Bureau of Ministry of Finance of Japan

Name of Company:	Xinhua Finance Limited
Name and Title of Representative:	Fredy Bush, Chief Executive Officer
Address of Head Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive P.O. Box 2681GT, George Town Grand Cayman, British West Indies
Attorneys-in-fact:	
Name:	Kensuke Ambe Attorneys-at-law
Address:	Mori Hamada & Matsumoto JFE Building, 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005
Contact Persons:	Mikiko Toeda, Masakazu Masujima and Aya Ogawa
Contact Address:	Same as above
Telephone:	(03) 6212-8351

(Number of pages: 3)

The reason for the filing of this Amendment

Since items such as the number of Shares of this Company as provided in the Securities Notice filed on September 16, 2004 are modified, the Company files this Amendment to the Securities Notice.

Amended items

Amended items are specified with underlines.

1. Newly-Issued Securities In Japan

Name of issue	Class	Number of securities to be issued	Aggregate amount of issue price	Aggregate amount to be credited to share capital	Particulars
Shares of Xinhua Finance Limited	Ordinary	2,290 shares	JPY372,697,500	JPY628,376	Pursuant to the board resolution on September 16, 2004 (Thursday)

(Note 1)
This issuance of shares is a third-party allotment of shares to be conducted in relation to the offering by over-allotment of ordinary shares of the Company (deleted) borrowed by Nomura Securities Co., Ltd. having considering the demand of shares in the primary offering and secondary offering (deleted) conducted pursuant to the board resolution on September 16, 2004. (Deleted)

(Note 2)
The aggregate amount to be credited to share capital is the total par value. The par value of each share is HK$20.00. In calculating the aggregate amount to be credited to shares capital, the conversion of Hong Kong dollars into Japanese yen is based on the selling and buying currency exchange rate (middle rate) by telegraphic transfer on October 28, 2004 by the Bank of Tokyo-Mitsubishi, Ltd., which is HKD1.00=JPY13.72.

2. Terms and Conditions of Public Offering

Not applicable

3. Summary Of Underwriting Of Securities In Japan

Not applicable.

4. Public Offerings In Japan During Past Two Years

None

5. Manner Of Issuance Of Newly-Issued Shares In Japan To Be Acquired Otherwise Than Through Public Offering

Name of issue	Number of securities to be issued	Aggregate amount of issue price	Aggregate amount to be credited to share capital	Name of the company that is going to acquire the shares to be newly issued	Particulars
Xinhua Finance Limited Shares	2,290 shares	JPY372,697,500	JPY628,376	Nomura Securities Co., Ltd.	Third-party allotment Payment date is November 29, 2004

(Note 1)
This issuance of shares is a third-party allotment of shares to be conducted in relation to the offering by over-allotment of ordinary shares of the Company (deleted) borrowed by Nomura Securities Co., Ltd. having considering the demand of shares in the primary offering and secondary offering (deleted) conducted pursuant to the board resolution on September 16, 2004. (Deleted)

(Note 2)
The aggregate amount to be credited to share capital is the total par value. The par value of each share is HK$20.00. In calculating the aggregate amount to be credited to shares capital, the conversion of Hong Kong dollars into Japanese yen is based on the selling and buying currency exchange rate (middle rate) by telegraphic transfer on October 28, 2004 by the Bank of Tokyo-Mitsubishi, Ltd., which is HKD1.00=JPY13.72. (Deleted)

FINAL


SEC MAIL PROCESSING
RECEIVED
APR 12 2005
WASH, D.C.

Filing Document:	Amendment to Securities Registration Statement
Addressee of the Filing:	The Director of Kanto Local Finance Bureau
Filing Date of Amendment of SRS:	October 5, 2004
Name of the Issuer:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Principal Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-5223-7777
Name of Liaison Contact:	Toru Ishiguro Satoshi Nakamura Kensuke Ambe Mikiko Toeda Masakazu Masujima Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-6212-8323
Kind of the Securities Making Public Offering or Sale:	Ordinary shares of Xinhua Finance Limited
Aggregate Amount of Securities to be offered:	Amount of the Primary Offering (Primary Offering through Book-Building Formula) ¥3,340,000,000 Amount of the Secondary Offering (Secondary Offering through Purchasing and Underwriting of Shares by Underwriter): ¥ 1,444,383,000 (Offering by Over-allotment) ¥ 717,599,000

Note: Amount of the Primary Offering is the amount expected at the time of filing of the Amendment to the Securities Registration Statement (aggregate amount of issue value) and Amount of the Secondary Offering is the amount expected at the time of filing of the Amendment to the Securities Registration Statement.

Matters concerning Stabilization Operation:	Not Applicable.
Places where a copy of this Securities Registration Statement is available for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

[Reason for Filing this Amendment to the Securities Registration Statement]

Since some terms described in the Securities Registration Statement dated September 16, 2004 have been changed, we hereby file this Amendment to the Securities Registration Statement to amend the relevant descriptions.

PART I INFORMATION CONCERNING THE SECURITIES

III. SPECIAL DESCRIPTION AS TO THE OFFERING

<Before Amendment>

Lock-up Arrangement

In relation to this Primary and Secondary offering of the shares, certain Shareholders of the Company, including top 10 shareholders, management shareholders and entities controlled by management members, representing over 70% of issued and outstanding shares of the Company as of August 31, 2004, have agreed with Nomura Securities Co., Ltd. that they will not sell or otherwise dispose of (other than through the Secondary Offering Through Purchasing and Underwriting by the Underwriters and any fractional shares of the Company as a result of the 2000-for-one reverse split of the shares of the Company) the shares of the Company without prior written approval of Nomura Securities Co., Ltd. during the period starting from the execution date of the underwriting agreement concerning this offering and ending on the 180th day from the Delivery Date relating to this Offering (hereinafter the "Lock-Up Period").

Nomura Securities Co., Ltd. has a right to cancel at its discretion all or a part of the agreement above even during the Lock-Up Period.

In case of cancellation of all or a part of the lock-up agreement, or after the end of the Lock-Up Period, there will be no restriction on sales, etc. by the relevant shareholders of the Company. Accordingly, if such sales are made, it may affect the market price of our shares.

<The rest of the section is omitted>

<After Amendment>

Lock-up Arrangement

In relation to this Primary and Secondary offering of the shares, certain Shareholders of the Company, including top shareholders [Note 1) (Note 2)], management shareholders and entities controlled by management members, representing over 70% of issued and outstanding shares of the Company as of August 31, 2004, have agreed with Nomura Securities Co., Ltd. that they will not sell or otherwise dispose of (other than through the Secondary Offering Through Purchasing and Underwriting by the Underwriters and any fractional shares of the Company as a result of the 2000-for-one reverse split of the shares of the Company) the shares of the Company without prior written approval of Nomura Securities Co., Ltd. during the period starting from the execution date of the underwriting agreement concerning this offering and ending on the 180th day from the Delivery Date relating to this Offering (hereinafter the "Lock-Up Period").

(Note 1) XFN Investors, LLC, the ninth largest shareholder as of August 31, 2004 is not subject to lock-up. XFN Investors, LLC is a consortium of unrelated investors who do not act in concert.

(Note 2) Patriarch Partners II, LLC and ARK II CLO 2001-1, Ltd., second and third largest shareholder respectively as of August 31, 2004 may transfer the shares within the funds fully controlled by or under common control with Patriarch Partners without selling these shares at the public market.

Nomura Securities Co., Ltd. has a right to cancel at its discretion all or a part of the agreement above even during the Lock-Up Period.

In case of cancellation of all or a part of the lock-up agreement, or after the end of the Lock-Up Period, there will be no restriction on sales, etc. by the relevant shareholders of the Company. Accordingly, if such sales are made, it may affect the market price of our shares.

<The rest of the section is omitted>

Filing Document:	Amendment to Securities Registration Statement
Addressee of the Filing:	The Director of Kanto Local Finance Bureau
Filing Date of Amendment of SRS:	October 7, 2004
Name of the Issuer:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Principal Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-5223-7777
Name of Liaison Contact:	Toru Ishiguro Satoshi Nakamura Kensuke Ambe Mikiko Toeda Masakazu Masujima Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-6212-8323
Kind of the Securities Making Public Offering or Sale:	Ordinary shares of Xinhua Finance Limited
Aggregate Amount of Securities to be offered:	Amount of the Primary Offering (Primary Offering through Book-Building Formula) ¥ 3,340,000,000 Amount of the Secondary Offering (Secondary Offering through Purchasing and Underwriting of Shares by Underwriter): ¥ 1,248,826,000 (Offering by Over-allotment) ¥ 688,207,000

Note: Amount of the Primary Offering is the amount expected at the time of filing of the Amendment to the Securities Registration Statement (aggregate amount of issue value) and Amount of the Secondary Offering is the amount expected at the time of filing of the Amendment to the Securities Registration Statement.

Matters concerning Stabilization Operation:	Not Applicable.
Places where a copy of this Securities Registration Statement is available for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

[Reason for Filing this Amendment to the Securities Registration Statement]

Since the terms and conditions of the Primary Offering by book-building and Secondary Offering by book-building have defined, and some terms described in the Securities Registration Statement dated September 16, 2004 (revised by the amendment to Securities Registration Statement dated October 5, 2004) have been changed, we hereby file this Amendment to the Securities Registration Statement to amend the relevant descriptions.

PART I INFORMATION CONCERNING THE SECURITIES

I TERMS AND CONDITIONS OF PRIMARY OFFERING

1. PRIMARY OFFERING OF SHARES

(1) NEWLY ISSUED SHARES

<Before Amendment>

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Issued
Registered ordinary shares with par value.	20,000 shares (Note 2)

(Note 1) The above is based on the board resolution as of September 16, 2004.

(Note 2) Number of shares to be issued may be changed on October 7, 2004.

(Note 3) Apart from the above, the board approved by a resolution on September 16, 2004 the issuance of 4,297 ordinary shares to Nomura Securities Co., Ltd. For further information please refer to "II TERMS AND CONDITIONS OF SECONDARY OFFERING; 3 Securities to be Offered for Sale (Offering by Over-allotment)."

<After Amendment>

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Issued
Registered ordinary shares with par value.	20,000 shares

(Note 1) The above is based on the board resolution as of September 16, 2004.

(Note 2) Apart from the above, the board approved by a resolution on September 16, 2004 the issuance of up to 4,297 ordinary shares to Nomura Securities Co., Ltd. For further information please refer to "II TERMS AND CONDITIONS OF SECONDARY OFFERING; 3 Securities to be Offered for Sale (Offering by Over-allotment)."

(2) TERMS AND CONDITIONS OF PRIMARY OFFERING

A. Outline of the Primary Offering

<Before Amendment>

snip

(Note 3) Aggregate Amount of the Issue Price above is the estimated amount assuming the offer price shall be the average of the tentative set offer price range (JPY 137,000 – JPY 197,000) as of the date of filing of this SRS, which is JPY 167,000 per share. The definitive offer price and the aggregate issue price for the Primary Offering shall be determined on the pricing date considering the outcome of the book-building.

(Note 4) Under Companies Law, a company should, upon issuing shares, credit up to the par value of the aggregate amount received from the issue to its Share Capital account, and the rest, if any, should be credited to its Share Premium Account.

(Note 5) In calculating the Aggregate Amount to be Credited to Share Capital, the conversion of Hong Kong dollars into Japanese yen is calculated by the selling and buying currency exchange rate (middle rate) by telegraphic transfer on December 30, 2003 by The Bank of Tokyo-Mitsubishi, Ltd., which is HKD1.00 = ¥13.97.

(Note 6) Upon conducting the Primary Offering and the Secondary Offering (hereinafter referred to as "Secondary Offering Through Purchasing and Underwriting by the Underwriter") described in "1 Securities to be Offered for Sale (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)" and "2 Conditions of Secondary Offering (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)"of "II TERMS AND CONDITIONS OF SECONDARY OFFERING", an additional secondary offering of shares which are borrowed by Nomura Securities Co., Ltd from a shareholder of the Company may be conducted (hereinafter referred to as the "Offering by Over-allotment"), considering the demand for shares and up to a ceiling of 4,297 shares in addition to the Primary Offering.

(Note 7) In relation to this Primary Offering and Secondary Offering Through Purchasing and Underwriting by the Underwriter, an arrangement regarding a lock-up has been made. For details of such lock-up arrangement, please refer to "III. Special Description as to the Offering."

<After Amendment>
snip

(Note 3) Aggregate Amount of the Issue Price above is the estimated amount assuming the offer price shall be the average of the tentative set offer price range (JPY 137,000 - JPY197,000) which is JPY 167,000 per share. The definitive offer price and the aggregate issue price for the Primary Offering shall be determined on the pricing date considering the outcome of the book-building.

(Note 4) Under Companies Law, a company should, upon issuing shares, credit up to the par value of the aggregate amount received from the issue to its Share Capital account, and the rest, if any, should be credited to its Share Premium Account.

(Note 5) In calculating the Aggregate Amount to be Credited to Share Capital, the conversion of Hong Kong dollars into Japanese yen is calculated by the selling and buying currency exchange rate (middle rate) by telegraphic transfer on December 30, 2003 by The Bank of Tokyo-Mitsubishi, Ltd., which is HKD1.00 = ¥13.97.

(Note 6) Upon conducting the Primary Offering and the Secondary Offering (hereinafter referred to as "Secondary Offering Through Purchasing and Underwriting by the Underwriter") described in "1 Securities to be Offered for Sale (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)" and "2 Conditions of Secondary Offering (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)"of "II TERMS AND CONDITIONS OF SECONDARY OFFERING", an additional secondary offering of shares which are borrowed by Nomura Securities Co., Ltd from a shareholder of the Company may be conducted (hereinafter referred to as the "Offering by Over-allotment"), considering the demand for shares and up to a ceiling of 4,121 shares in addition to the Primary Offering.

(Note 7) In relation to this Primary Offering and Secondary Offering Through Purchasing and Underwriting by the Underwriter, an arrangement regarding a lock-up has been made. For details of such lock-up arrangement, please refer to "III. Special Description as to the Offering."

B. Conditions of the Primary Offering

<Before Amendment>
snip

(Note 1) The offer price shall be determined according to the book-building formula.
The tentative set offer price shall be proposed on October 7, 2004 and, with reference to factors such as the demand for shares based on such tentative offer price and risks of price fluctuation, etc., the offer price shall be determined on October 18, 2004 simultaneously with the underwriting price.
The tentative set price shall be determined in view of factors such as the business conducted, management achievements and financial conditions, the comparison with other listing corporations having similar business operations, the opinions rendered by institutional investors which are expected to have expertise in pricing, and other factors.
The Underwriters will, in the course of receiving the applications for subscription, encourage mainly institutional investors to notify their intention to subscribe for the shares, to ensure that the Shares are being fairly appreciated in the market.
The amount to be credited to share capital shall be determined simultaneously with the determination of offer price.

<The rest of the section is omitted>

<After Amendment>

snip

(Note 1) The offer price shall be determined according to the book-building formula.
The range of the tentative set offer price shall be JPY137,000-JPY197,000 and, with reference to factors such as the demand for shares based on such tentative offer price and risks of price fluctuation, etc., the offer price shall be determined on October 18, 2004 simultaneously with the underwriting price.
The Underwriters will, in the course of receiving the applications for subscription, encourage mainly institutional investors to notify their intention to subscribe for the shares, to ensure that the Shares are being fairly appreciated in the market.
The amount to be credited to share capital shall be determined simultaneously with the determination of offer price.
The following is what we have obtained from the interviews to institutional investors, etc. upon determining the tentative set price range:

(i) The Group has already established the competitive advantage in China related market where rapid growth is expected.
(ii) The Group has a unique business model bearing no resemblance to any other companies and has achieved the initial public offering in the first time in Japan solely.
(iii) The Group has recorded a loss due partly to the amortization of the consolidation goodwill regarding the Mergers and Acquisitions (on the Japanese GAAP basis).

In addition, considering about various other factors including the comparison with other listing corporations having similar business operations, current market conditions, recognition in the market of the corporations recently made an initial public offering and price fluctuation risk before the listing date, the range from JPY 137,000 to JPY 197,000 is determined to be proper and reasonable as the tentative set price range.

<The rest of the section is omitted>

(3) UNDERWRITING OF SHARES

<Before Amendment>

Name of Underwriter	Address	SHARES TO BE UNDERWRITTEN	Conditions of Underwriting
Nomura Securities Co., Ltd	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo	9,979	1. Underwriting by purchasing shares 2. No underwriting charge will be paid, provided that the aggregate difference between issuing price and underwriting price shall be retained by the Underwriter
HSBC Securities (Japan) Limited	11-1, Nihombashi 3-chome, Chuo-ku, Tokyo	2,864	
Merrill Lynch Japan Securities Co., Ltd.	4-1, Nihonbashi 1-chome, Chuo-ku, Tokyo	2,864	
Toyo Securities Co., Ltd.	20-5, Nihonbashi 1-chome, Chuo-ku, Tokyo	2,005	
Cosmo Securities Co., Ltd.	8-12, Imabashi 1-chome, Chuo-ku, Osaka	572	
Naito Securities Co., Ltd.	5-9, Koraibashi 1-chome, Chuo-ku, Osaka	572	

Okasan Securities Co., Ltd.	17-6, Nihonbashi 1-chome, Chuo-ku, Tokyo	286	
ORIX Securities, Corporation	3-8, Ningyo-cyo 1-chome, Chuo-ku, Tokyo	286	
Shinko Securities Co., Ltd.	4-1, Yaesu 2-chome, Chuo-ku, Tokyo	286	
MONEX, Inc.	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo	286	
Total	--	20,000 shares	--

(Note 1) The number of shares to be underwritten for each Underwriter shall be determined on October 7, 2004.
(Note 2) The underwriting agreement is to be entered into with the Underwriters above on the pricing date (October 18, 2004).

<After Amendment>

Name of Underwriter	Address	SHARES TO BE UNDERWRITTEN	Conditions of Underwriting
Nomura Securities Co., Ltd	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo	10,389	3. Underwriting by purchasing shares 4. No underwriting charge will be paid, provided that the aggregate difference between issuing price and underwriting price shall be retained by the Underwriter
HSBC Securities (Japan) Limited	11-1, Nihombashi 3-chome, Chuo-ku, Tokyo	2,747	
Merrill Lynch Japan Securities Co., Ltd.	4-1, Nihonbashi 1-chome, Chuo-ku, Tokyo	2,747	
Toyo Securities Co., Ltd.	20-5, Nihonbashi 1-chome, Chuo-ku, Tokyo	1,923	
Cosmo Securities Co., Ltd.	8-12, Imabashi 1-chome, Chuo-ku, Osaka	549	
Naito Securities Co., Ltd.	5-9, Koraibashi 1-chome, Chuo-ku, Osaka	549	
Okasan Securities Co., Ltd.	17-6, Nihonbashi 1-chome, Chuo-ku, Tokyo	274	
ORIX Securities, Corporation	3-8, Ningyo-cyo 1-chome, Chuo-ku, Tokyo	274	
Shinko Securities Co., Ltd.	4-1, Yaesu 2-chome, Chuo-ku, Tokyo	274	
MONEX, Inc.	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo	274	
Total	--	20,000 shares	

(Note 1) The underwriting agreement is to be entered into with the Underwriters above on the pricing date (October 18, 2004).

8. Use of Proceeds from Issuing Shares

(1) THE AMOUNT OF PROCEEDS FROM ISSUING SHARES

<Before Amendment>
snip

(Note) The aggregate amount of payment is equivalent to the aggregate underwriting price, which is estimated on the basis of the average of the tentative set offer price range (JPY 137,000 – JPY 197,000) as of the date of filing of this SRS, which is JPY 167,000 per share.

<After Amendment>
snip

(Note) The aggregate amount of payment is equivalent to the aggregate underwriting price, which is estimated on the basis of the average of the tentative set offer price range (JPY 137,000 – JPY 197,000) which is JPY 167,000 per share.

II TERMS AND CONDITIONS OF SECONDARY OFFERING

1 Securities to be Offered for Sale (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)

(1) SHARES FOR SECONDARY OFFERING

<Before Amendment>
snip

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Offered (Shares)	Aggregate Amount of Offering Price (JPY)	Name and Address of Owners of Shares to be Offered for Sale	
Registered with Par Value	8,649	1,444,383,000	Allen Parker Miner Ebisu Business Tower 13F, 1-19-19, Ebisu Shibuya-ku, Tokyo 150-0013, Japan	203 shares
			ARK II CLO 2001-1, Ltd. One World Financial Center New York, NY 10281-1003	1,101 shares
			Dennis L. Pelino Family Trust 1500 Ocean Drive Suite 1201, Miami Beach, Florida 33139	145 shares
			Eric J. Gleacher 1133 Fifth Avenue, New York, NY, 10128, USA	138 shares

			Fredy Bush Family Trust c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, 8th Floor, Wilmington, DE 19890, USA	1,083 shares
			Graham Anton Earnshaw Suite 1507, LiuLin Building, 1 Huaihai Middle Road, Shanghai, 200021, P. R. China	75 shares
			Insight Associates Limited c/o Preston Gates & Ellis, 35th Floor, Two International Finance Centre, 8 Finance Street, Hong Kong	370 shares
			Jae Lie 1500 Huaihai Central Road, Tower 3, Room 15D, Shanghai, P.R. China	560 shares
			JDD China Investment, LLC c/o Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong	250 shares
			Joseph Donohue 24 Tiffany Road, Oyster Bay, NY, 11771, USA	20 shares
			Kung Yuen-Kao, Billy 11/F, No. 136 Roosevelt Road, Section 2, Taipei, Taiwan	505 shares
			NVCC No. 4 Venture Capital Investment Limited Partnership Nippon Venture Capital Co Ltd: 7-1-16 Akasaka Minato-Ku, Tokyo, Japan	500 shares
			NVCC No.3 Venture Capital Investment Limited Partnership Nippon Venture Capital Co Ltd: 7-1-16 Akasaka Minato-Ku, Tokyo, Japan	500 shares
			Patriarch Partners II, LLC 40 Wall Street, 25th Floor, New York, NY 10005, USA	233 shares
			Patriarch Partners III, LLC c/o Patriarch Partners III, LLC, 40 Wall Street, 25th Floor, New York, NY 10005, USA	1,101 shares
			Red China Investment, LLC c/o Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong	250 shares
			Xinhua Development Holdings Limited The Office of East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands	1,615 shares

(Note 1) Procedures to be taken for pre-listing secondary offering etc. are regulated by the Regulations for Pre-listing Offering etc.

(Note 2) In a case where the issue of shares described in "I. TERMS AND CONDITIONS OF PRIMARY OFFERING" is aborted, a secondary offering through purchasing and underwriting of shares by the Underwriter shall also be aborted.

(Note 3) The aggregate amount of offer price is the estimated amount assuming the offer price shall be the average of the tentative set offer price range (JPY 137,000 – JPY 197,000) as of the date of filing of this SRS, which is JPY 167,000 per share.

(Note 4) The number of shares to be offered etc. may be changed. The Number of Shares to be Offered described above indicates the ceiling, and the actual number may decrease.

(Note 5) While conducting the Primary Offering and the Secondary Offering through purchasing and underwriting of shares by the Underwriter, the Offering by Over-allotment may also be conducted considering the demand for the shares. See "3 Securities to be offered for sale (Offering by Over-allotment)" and "4 Conditions of Secondary Offering (Offering by Over-allotment)" for further information of the Offering by Over-allotment

(Note 6) In relation to the Secondary Offering Through Purchasing and Underwriting by the Underwriter, an arrangement regarding a lock-up has been made. For details of such lock-up arrangement, please refer to "III. Special Description as to the Offering".

<After Amendment>
snip

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Offered (Shares)	Aggregate Amount of Offering Price (JPY)	Name and Address of Owners of Shares to be Offered for Sale	
Registered with Par Value	7,478	1,248,826,000	Allen Parker Miner Ebisu Business Tower 13F, 1-19-19, Ebisu Shibuya-ku, Tokyo 150-0013, Japan	200 shares
			ARK II CLO 2001-1, Ltd. One World Financial Center New York, NY 10281-1003	1,101 shares
			Dennis L. Pelino Family Trust 1500 Ocean Drive Suite 1201, Miami Beach, Florida 33139	145 shares
			Fredy Bush Family Trust c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, 8th Floor, Wilmington, DE 19890, USA	1,583 shares
			Insight Associates Limited c/o Preston Gates & Ellis, 35th Floor, Two International Finance Centre, 8 Finance Street, Hong Kong	200 shares
			Jae Lie 1500 Huaihai Central Road, Tower 3, Room 15D, Shanghai, P.R. China	300 shares
			NVCC No. 4 Venture Capital Investment Limited Partnership Nippon Venture Capital Co Ltd: 7-1-16 Akasaka Minato-Ku, Tokyo, Japan	500 shares
			NVCC No.3 Venture Capital Investment Limited Partnership Nippon Venture Capital Co Ltd: 7-1-16 Akasaka Minato-Ku, Tokyo, Japan	500 shares
			Patriarch Partners II, LLC 40 Wall Street, 25th Floor, New York, NY 10005, USA	1,101 shares
			Patriarch Partners III, LLC c/o Patriarch Partners III, LLC, 40 Wall Street, 25th Floor, New York, NY 10005, USA	233 shares

			Xinhua Development Holdings Limited The Office of East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands	1,615 shares

(Note 1) Procedures to be taken for pre-listing secondary offering etc. are regulated by the Regulations for Pre-listing Offering etc.

(Note 2) In a case where the issue of shares described in "1. TERMS AND CONDITIONS OF PRIMARY OFFERING" is aborted, a secondary offering through purchasing and underwriting of shares by the Underwriter shall also be aborted.

(Note 3) The aggregate amount of offer price is the estimated amount assuming the offer price shall be the average of the tentative set offer price range (JPY 137,000 – JPY 197,000) which is JPY 167,000 per share.

(Note 4) While conducting the Primary Offering and the Secondary Offering through purchasing and underwriting of shares by the Underwriter, the Offering by Over-allotment may also be conducted considering the demand for the shares. See "3 Securities to be offered for sale (Offering by Over-allotment)" and "4 Conditions of Secondary Offering (Offering by Over-allotment)" for further information of the Offering by Over-allotment

(Note 5) In relation to the Secondary Offering Through Purchasing and Underwriting by the Underwriter, an arrangement regarding a lock-up has been made. For details of such lock-up arrangement, please refer to "III. Special Description as to the Offering".

3. Securities to be Offered for Sale (Offering by Over-allotment)

(1) SHARES FOR SECONDARY OFFERING

<Before Amendment>

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Offered (Shares)	Aggregate Amount of Offering Price (JPY)	Name and Address of Owners of Shares to be Offered
Registered ordinary shares with par value	4,297 shares	717,599,000 (Note 5)	Nomura Securities Co., Ltd 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo: 4,297 Shares

(Note 1) This offering (hereinafter referred to as the "Offering by Over-allotment") is conducted by Nomura Securities Co., Ltd., having considering the demand of shares upon the Primary Offering. Therefore, the Number of shares to be offered with respect to the Offering by Over-allotment above indicates the ceiling, and the actual number may decrease due to the demand of shares and the Offering by Over-allotment may be cancelled.

(Note 2) Ordinary shares of the Company to be offered through the Offering by Over-allotment are the Shares borrowed by Nomura Securities Co., Ltd. from a shareholder of the Company.
In connection with this arrangement, the board of the Company approved by the resolution on September 16, 2004 to issue 4,297 ordinary shares to allocate to Nomura Securities Co., Ltd., the payment date of which is November 29, 2004 (the "Third-party Allotment"). In addition, Nomura Securities Co., Ltd. may, during the period from October 28, 2004 up to November 18, 2004, purchase ordinary shares of the Company in the market up to a ceiling of the number of shares for Offering by Over-allotment for the purpose of returning shares borrowed from a shareholder of the Company for Offering by Over-allotment above (hereinafter referred to as "Syndicate-covering Transaction"). Nomura Securities Co., Ltd. does not intend, upon conducting successful Syndicate-covering Transaction, to accept the allocation of shares in equivalent number of shares obtained by the Syndicate-covering Transaction above, in the Third-party Allotment procedure. In this case, shares to be issued by the Third-party Allotment will not be, in whole or in part, subscribed so that the number of shares to be issued through Third-party Allotment may decrease due to forfeiture, and the entire issue may be aborted. Further, even during the period of the Syndicate-covering Transaction, the Syndicate-covering Transaction may, at the sole discretion of Nomura Securities Co., Ltd., for not be conducted at all, or be terminated with the procedure for purchasing shares not having reached the ceiling.

(Note 3) Procedures to be taken for pre-listing secondary offering etc. are regulated by the Regulations for Pre-listing Offering etc.

(Note 4) In case where the issue of shares described in "I. TERMS AND CONDITIONS OF PRIMARY OFFERING" is aborted, the Offering by Over-allotment shall also be aborted.

(Note 5) The Aggregate Amount of Offering Price is the estimated amount assuming the Offer Price shall bethe average of the tentative set offer price range (JPY 137,000 – JPY 197,000) as of the date of filing of this SRS, which is JPY 167,000 per share, as estimated at the time of filing of this Securities Registration Statement.

(Note 6) Every application and payment by investors shall be made in accordance with the foreign securities trading account agreement applicable to the foreign securities trading account opened by each applicant for shares at one of the securities companies described in "Underwriting of Shares" above. Each investor that has not opened such a foreign securities trading account needs to open such an account.

<After Amendment>

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Offered (Shares)	Aggregate Amount of Offering Price (JPY)	Name and Address of Owners of Shares to be Offered
Registered ordinary shares with par value	4,121 shares	688,207,000 (Note 5)	Nomura Securities Co., Ltd 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo: 4,121 Shares

(Note 1) This offering (hereinafter referred to as the "Offering by Over-allotment") is conducted by Nomura Securities Co., Ltd., having considering the demand of shares upon the Primary Offering. Therefore, the Number of shares to be offered with respect to the Offering by Over-allotment above indicates the ceiling, and the actual number may decrease due to the demand of shares and the Offering by Over-allotment may be cancelled.

(Note 2) Ordinary shares of the Company to be offered through the Offering by Over-allotment are the Shares borrowed by Nomura Securities Co., Ltd. from a shareholder of the Company.
In connection with this arrangement, the board of the Company approved by the resolution on September 16, 2004 to issue up to 4,297 ordinary shares to allocate to Nomura Securities Co., Ltd., the payment date of which is November 29, 2004 (the "Third-party Allotment"). In addition, Nomura Securities Co., Ltd. may, during the period from October 28, 2004 up to November 18, 2004, purchase ordinary shares of the Company in the market up to a ceiling of the number of shares for Offering by Over-allotment for the purpose of returning shares borrowed from a shareholder of the Company for Offering by Over-allotment above (hereinafter referred to as "Syndicate-covering Transaction"). Nomura Securities Co., Ltd. does not intend, upon conducting successful Syndicate-covering Transaction, to accept the allocation of shares in equivalent number of shares obtained by the Syndicate-covering Transaction above, in the Third-party Allotment procedure. In this case, shares to be issued by the Third-party Allotment will not be, in whole or in part, subscribed so that the number of shares to be issued through Third-party Allotment may decrease due to forfeiture, and the entire issue may be aborted. Further, even during the period of the Syndicate-covering Transaction, the Syndicate-covering Transaction may, at the sole discretion of Nomura Securities Co., Ltd., for not be conducted at all, or be terminated with the procedure for purchasing shares not having reached the ceiling.

(Note 3) Procedures to be taken for pre-listing secondary offering etc. are regulated by the Regulations for Pre-listing Offering etc.

(Note 4) In case where the issue of shares described in "I. TERMS AND CONDITIONS OF PRIMARY OFFERING" is aborted, the Offering by Over-allotment shall also be aborted.

(Note 5) The Aggregate Amount of Offering Price is the estimated amount assuming the Offer Price shall be the average of the tentative set offer price range (JPY 137,000 – JPY 197,000) which is JPY 167,000 per share.

(Note 6) Every application and payment by investors shall be made in accordance with the foreign securities trading account agreement applicable to the foreign securities trading account opened by each applicant for shares at one of the securities companies described in "Underwriting of Shares" above. Each investor that has not opened such a foreign securities trading account needs to open such an account.

4. Conditions of Secondary Offering (Offering by Over-allotment)

<Before Amendment>

snip

(Note 6) Sales policy of the Underwriter is the same as that described in (Note 7) of "II. TERMS AND CONDITIONS OF SECONDARY OFFERING, 2. Conditions of Secondary Offering (secondary offering through purchasing and underwriting of shares by the Underwriter)".

<After Amendment>

snip

(Note 6) Sales policy of the Underwriter is the same as that described in (Note 6) of "II. TERMS AND CONDITIONS OF SECONDARY OFFERING, 2. Conditions of Secondary Offering (secondary offering through purchasing and underwriting of shares by the Underwriter)".

PART II CORPORATE INFORMATION

VIII. SUMMARY OF SHARE HANDLING, ETC. IN JAPAN

1. Summary of Share Handling, etc. in Japan

(1) Places for Accepting Applications for Transfer of shares and Transfer Agent in Japan

<Before Amendment>
snip

In principle, transactions on the Exchange in shares of the Company will be settled by transfer between the respective foreign securities transactions accounts of the buyer and seller, if they are clients of the same trading participant or between the accounts of the respective securities companies with JSSC, if the buyer and seller are clients of different securities companies. In these cases the number of shares held by the custodian in Hong Kong will not change. The Exchange and JSSC plan to revise this system to allow settlement of transaction be made by buyer and seller opening their account for transfer of shares in the custodian and by transferring between the account of custodian opened in the JSSC and the account of the trading participant by October 2004.

A summary of the matters concerning shareholding, including the right of Beneficial Shareholders to receive dividends and exercise voting rights indirectly through JSSC is stated below, based, among other things, upon a Custody Agreement and Memorandum Concerning Custody Agreement both between JSSC and the local custodian, a Service Agreement among JSSC, the shareholder service agent and the Company, a Paying Agreement among JSSC, the dividend paying banks and the Company, and a Foreign Securities Transactions Account Agreement among the securities company which is a general trading participant and the respective Beneficial Shareholders, which are either executed or scheduled to be executed.

<After Amendment>
snip

In principle, transactions on the Exchange in shares of the Company will be settled by transfer between the respective foreign securities transactions accounts of the buyer and seller, if they are clients of the same trading participant or between the accounts of the respective securities companies with JSSC, if the buyer and seller are clients of different securities companies. In these cases the number of shares held by the custodian in Hong Kong will not change. The Exchange and JSSC revised this system to allow settlement of transaction be made by buyer and seller opening their account for transfer of shares in the custodian and by transferring between the account of custodian opened in the JSSC and the account of the trading participant as of October 1, 2004.

A summary of the matters concerning shareholding, including the right of Beneficial Shareholders to receive dividends and exercise voting rights indirectly through JSSC is stated below, based, among other things, upon a Custody Agreement and Memorandum Concerning Custody Agreement both between JSSC and the local custodian, a Service Agreement among JSSC, the shareholder service agent and the Company, a Paying Agreement among JSSC, the dividend paying banks and the Company, and a Foreign Securities Transactions Account Agreement among the securities company which is a general trading participant and the respective Beneficial Shareholders, which are either executed or scheduled to be executed, and bylaws pertaining to the foreign share exchange clearing system.

(4) Other Matters Concerning the Handling of shares

(f) Charges Respecting Share Certificate:

<Before Amendment>

The Beneficial Shareholders are required to pay the annual charge for opening and maintaining a Foreign Securities Transactions Account at a securities company in Japan as well as fees for the execution of specific transactions, pursuant to the Foreign Securities Transaction Account Agreement. In the Cayman Islands, upon an allotment of shares, shareholders need to pay reasonable out-of-pocket expenses as the board from time to time determines in order to receive the second certificates on as mentioned above. A shareholder wishing to transfer part of his shares included in the share certificate shall pay fees to have the new share

certificate for the remaining shares issued. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued upon payment of such fee as the board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the board may think fit.

<After Amendment>

The Beneficial Shareholders are required to pay the annual charge for opening and maintaining a Foreign Securities Transactions Account at a securities company in Japan as well as fees for the execution of specific transactions, pursuant to the Foreign Securities Transaction Account Agreement. In the Cayman Islands, upon an allotment of shares, shareholders need to pay reasonable out-of-pocket expenses as the board from time to time determines in order to receive the second certificates on as mentioned above. A shareholder wishing to transfer part of his shares included in the share certificate shall pay fees to have the new share certificate for the remaining shares issued. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued upon payment of such fee as the board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the board may think fit.

(g) Newspaper in which Public Notice shall be made:

<Before Amendment>

The Company will publish notices regarding specific matters such as the notice to shareholders concerning shareholders' meetings in a major daily newspaper published in Japan.

<After Amendment>

The Company will publish notices regarding specific matters including such as the suspension of the change of shareholder s' record in a major daily newspaper published in Japan.

2. Exercise of Rights of Beneficial Shareholders in Japan, etc.

(2) Distribution of Dividends, etc.

<Before Amendment>

Upon receipt from the Company of the notice of a dividend payment, the shareholder service agent will inform the Beneficial Shareholders accordingly.

The Company will pay the required sum to the local custodian on behalf of JSSC, which will transfer it to the dividend paying bank, which will, in turn, distribute the same through post offices or through bank accounts directly to Beneficial Shareholders or indirectly via other paying banks. The Beneficial Shareholders are those shown upon the list of Beneficial Shareholders, prepared by the shareholder service agent.

<After Amendment>

The shareholder service agent will inform the Beneficial Shareholders of their share dividends to be delivered.

The Company will pay the required sum to the local custodian on behalf of JSSC, which will transfer it to the dividend paying bank, which will, in turn, distribute the same through post offices or through bank accounts directly to Beneficial Shareholders or indirectly via other paying banks. The Beneficial Shareholders are those shown upon the list of Beneficial Shareholders, prepared by the shareholder service agent.

Filing Document:	Amendment to Securities Registration Statement
Addressee of the Filing:	The Director of Kanto Local Finance Bureau
Filing Date of Amendment of SRS:	October 13, 2004
Name of the Issuer:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Principal Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-5223-7777
Name of Liaison Contact:	Toru Ishiguro Satoshi Nakamura Kensuke Ambe Mikiko Toeda Masakazu Masujima Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-6212-8323
Kind of the Securities Making Public Offering or Sale:	Ordinary shares of Xinhua Finance Limited
Aggregate Amount of Securities to be offered:	Amount of the Primary Offering (Primary Offering through Book-Building Formula) ¥3,340,000,000 Amount of the Secondary Offering (Secondary Offering through Purchasing and Underwriting of Shares by Underwriter): ¥1,248,826,000 (Offering by Over-allotment) ¥688,207,000

Note: Amount of the Primary Offering is the amount expected at the time of filing of the Amendment to the Securities Registration Statement (aggregate amount of issue value) and Amount of the Secondary Offering is the amount expected at the time of filing of the Amendment to the Securities Registration Statement.


Matters concerning

Stabilization Operation:


Not Applicable.

Places where a copy of this Securities Registration Statement is available for Public Inspection:

Tokyo Stock Exchange, Inc.
2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

[Reason for Filing this Amendment to the Securities Registration Statement]

Since there are some points in Securities Registration Statement dated September 16, 2004 (revised by the amendment to Securities Registration Statement dated October 5, 2004 and October 7, 2004) which should be amended, we hereby file this Amendment to the Securities Registration Statement to amend the relevant descriptions.

PART I INFORMATION CONCERNING THE SECURITIES

I TERMS AND CONDITIONS OF PRIMARY OFFERING

1. PRIMARY OFFERING OF SHARES

(2) TERMS AND CONDITIONS OF PRIMARY OFFERING

B. Conditions of the Primary Offering

<Before Amendment>

snip

(Note 4) The application shall be submitted during the Offer Period (see table above) to the Place of Offer (see "C. Place of Offer below"), together with offer deposit.

<The rest of the section is omitted>

<After Amendment>

snip

(Note 4) The application shall be submitted during the Offer Period set out above to the Place of Offer (see "C. Place of Offer below"), and the offer deposit shall be deposited by October 26, 2004. In case the offer deposit is not deposited by this deadline, the application deems repealed.

<The rest of the section is omitted>

II TERMS AND CONDITIONS OF SECONDARY OFFERING

2. Conditions of Secondary Offering (secondary offering through purchasing and underwriting of shares by the Underwriter)

<Before Amendment>

snip

(Note 4) The application shall be submitted during the Offer Period to the Place of Offering above, together with Offer Deposit set out above.

<The rest of the section is omitted>

<After Amendment>

snip

(Note 4) The application shall be submitted during the Offer Period to the Place of Offering above, and the offer deposit shall be deposited by October 26, 2004. In case the offer deposit is not deposited by this deadline, the application deems repealed.

<The rest of the section is omitted>

4. Conditions of Secondary Offering (Offering by Over-allotment)

<Before Amendment>
snip

(Note 5) The application shall be submitted during the Offer Period to the Place of Offering above, together with Offer Deposit set out above.

<The rest of the section is omitted>

<After Amendment>
snip

(Note 5) The application shall be submitted during the Offer Period to the Place of Offering above, and the offer deposit shall be deposited by October 26, 2004. In case the offer deposit is not deposited by this deadline, the application deems repealed.

<The rest of the section is omitted>

Filing Document:	Amendment to Securities Registration Statement
Addressee of the Filing:	The Director of Kanto Local Finance Bureau
Filing Date of Amendment of SRS:	October 19, 2004
Name of the Issuer:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Principal Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-5223-7777
Name of Liaison Contact:	Toru Ishiguro Satoshi Nakamura Kensuke Ambe Mikiko Toeda Masakazu Masujima Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-6212-8323
Kind of the Securities Making Public Offering or Sale:	Ordinary shares of Xinhua Finance Limited
Aggregate Amount of Securities to be offered:	Amount of the Primary Offering (Primary Offering through Book-Building Formula) ¥3,500,000,000 Amount of the Secondary Offering (Secondary Offering through Purchasing and Underwriting of Shares by Underwriter): ¥1,308,650,000 (Offering by Over-allotment) ¥721,175,000
Matters concerning Stabilization Operation:	Not Applicable.
Places where a copy of this Securities Registration Statement is available for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo


SEC MAIL PROCESSING
APR 12 2005
WASH. D.C.

[Reason for Filing this Amendment to the Securities Registration Statement]

Since (i) there are some points in Securities Registration Statement dated September 16, 2004 (revised by the amendment to Securities Registration Statement dated October 5, 2004, October 7, 2004 and October 13, 2004) which should be amended pursuant to the determination made on October 18, 2004 regarding terms and conditions of the primary offering, secondary offering through purchasing and underwriting of shares by the Underwriter and secondary offering by over-allotment, and other necessary terms in connection with the issuance of the new shares and offering of the shares; and (ii) the underwriting agreements have been executed by and between the Company and the securities companies, we hereby file this Amendment to the Securities Registration Statement to amend the relevant descriptions and to attach copies of the underwriting agreements.

PART I INFORMATION CONCERNING THE SECURITIES

I TERMS AND CONDITIONS OF PRIMARY OFFERING

1. PRIMARY OFFERING OF SHARES

(2) TERMS AND CONDITIONS OF PRIMARY OFFERING

A. Outline of the Primary Offering

<Before Amendment>

The securities company described in "(3) Underwriting of Shares", which is expected to enter into an underwriting agreement with the Company at the underwriting price to be determined on October 18, 2004 (hereinafter referred to as the "Underwriter" in "I TERMS AND CONDITIONS OF PRIMARY OFFERING"), is purchasing and underwriting the shares, and is offering the shares (hereinafter referred to as the "Primary Offering") at the price (offer price) different from such underwriting price. The Underwriter shall pay the aggregate amount of the underwriting price to the Company no later than the Payment Date (See table under "B. Conditions of the Primary Offering"), and the Underwriter shall retain the difference between such amount and the total amount of offer price for the Primary Offering.

The Primary Offering shall be conducted at the price determined according to a book-building formula specified in Article 3 of the Regulations of the Exchange (hereinafter referred to as the "Regulations for Pre-listing Offering etc.") regarding the Public Offering or Secondary Offering, etc. Before Listing, the Underwriter first proposes to investors the tentative set range of the offer price upon solicitation for subscription of the shares to assess the demand for the shares from investors, and then determines the offer price, etc.

Offering Pattern	Number of Shares to be Issued	Aggregate Amount of the Issue Price	Aggregate Amount to be Credited to Share Capital
Primary Offering of Shares (Book-building Formula)	20,000 shares	JPY 3,340,000,000	JPY 5,516,000

(Note 1) All Shares are offered by purchase and underwrite by the Underwriter.

(Note 2) Procedures to be taken for pre-listing public offering are regulated by the Regulations for Pre-listing Offering etc. legislated by the Exchange.

(Note 3) Aggregate Amount of the Issue Price above is the estimated amount assuming the offer price shall be the average of the tentative set offer price range (JPY 137,000 – JPY 197,000), which is JPY 167,000 per share. The definitive offer price and the aggregate issue price for the Primary Offering shall be determined on the pricing date considering the outcome of the book-building.

(Note 4) Under Companies Law, a company should, upon issuing shares, credit up to the par value of the aggregate amount received from the issue to its Share Capital account, and the rest, if any, should be credited to its Share Premium Account.

(Note 5) In calculating the Aggregate Amount to be Credited to Share Capital, the conversion of Hong Kong dollars into Japanese yen is calculated by the selling and buying currency exchange rate (middle rate) by telegraphic transfer on December 30, 2003 by The Bank of Tokyo-Mitsubishi, Ltd., which is HKD1.00 = ¥13.97.

(Note 6) Upon conducting the Primary Offering and the Secondary Offering (hereinafter referred to as "Secondary Offering Through Purchasing and Underwriting by the Underwriter") described in "1 Securities to be Offered for Sale (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)" and "2 Conditions of Secondary Offering (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)"of "II TERMS AND CONDITIONS OF SECONDARY OFFERING", an additional secondary offering of shares which are borrowed by Nomura Securities Co., Ltd from a shareholder of the Company may be conducted (hereinafter referred to as the "Offering by Over-allotment"), considering the demand for shares and up to a ceiling of 4,121 shares in addition to the Primary Offering.

(Note 7) In relation to this Primary Offering and Secondary Offering Through Purchasing and Underwriting by the Underwriter, an arrangement regarding a lock-up has been made. For details of such lock-up arrangement, please refer to "III. Special Description as to the Offering."

<After Amendment>

The securities company described in "(3) Underwriting of Shares", which has entered into an underwriting agreement with the Company at the underwriting price (JPY 162,750) determined on October 18, 2004 (hereinafter referred to as the "Underwriter" in "I TERMS AND CONDITIONS OF PRIMARY OFFERING"), is purchasing and underwriting the shares, and is offering the shares (hereinafter referred to as the "Primary Offering") at the price (offer price of JPY 175,000) different from such underwriting price. The Underwriter shall pay the aggregate amount of the underwriting price to the Company no later than the Payment Date (See table under "B. Conditions of the Primary Offering"), and the Underwriter shall retain the difference between such amount and the total amount of offer price for the Primary Offering.

The Primary Offering shall be conducted at the price determined according to a book-building formula specified in Article 3 of the Regulations of the Exchange (hereinafter referred to as the "Regulations for Pre-listing Offering etc.") regarding the Public Offering or Secondary Offering, etc. Before Listing, the Underwriter first proposes to investors the tentative set range of the offer price upon solicitation for subscription of the shares to assess the demand for the shares from investors, and then determines the offer price, etc.

Offering Pattern	Number of Shares to be Issued	Aggregate Amount of the Issue Price	Aggregate Amount to be Credited to Share Capital
Primary Offering of Shares (Book-building Formula)	20,000 shares	JPY 3,500,000,000	JPY 5,516,000

(Note 1) All Shares are offered by purchase and underwrite by the Underwriter.
(Note 2) Procedures to be taken for pre-listing public offering are regulated by the Regulations for Pre-listing Offering etc. legislated by the Exchange.
(Note 3) Under Companies Law, a company should, upon issuing shares, credit up to the par value of the aggregate amount received from the issue to its Share Capital account, and the rest, if any, should be credited to its Share Premium Account.
(Note 4) In calculating the Aggregate Amount to be Credited to Share Capital, the conversion of Hong Kong dollars into Japanese yen is calculated by the selling and buying currency exchange rate (middle rate) by telegraphic transfer on December 30, 2003 by The Bank of Tokyo-Mitsubishi, Ltd., which is HKD1.00 = ¥13.97.
(Note 5) Upon conducting the Primary Offering and the Secondary Offering (hereinafter referred to as "Secondary Offering Through Purchasing and Underwriting by the Underwriter") described in "1 Securities to be Offered for Sale (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)" and "2 Conditions of Secondary Offering (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)"of "II TERMS AND CONDITIONS OF SECONDARY OFFERING", an additional secondary offering of shares which are borrowed by Nomura Securities Co., Ltd from shareholders of the Company, NVCC NO.1 Investment Enterprise Partnership and NVCC Kansai NO.1 Investment Enterprise Partnership, will be conducted (hereinafter referred to as the "Offering by Over-allotment"), considering the demand for shares and up to a ceiling of 4,121 shares in addition to the Primary Offering.
(Note 6) In relation to this Primary Offering and Secondary Offering Through Purchasing and Underwriting by the Underwriter, an arrangement regarding a lock-up has been made. For details of such lock-up arrangement, please refer to "III. Special Description as to the Offering."

B. Conditions of the Primary Offering

<Before Amendment>

Par Value/ Non-Par Value	Offer Price (JPY)	Amount to be Credited to Share Capital (JPY)	Minimum Size of Unit to be Offered (Share)	Offer Period	Offer Deposit	Payment Date
Par value	TBD	TBD	1	From October	TBD	October 28,

HK$20.00	(Note 1)	(Note 1)		20, 2004 To October 25, 2004	(Note 2)	2004
Subscription Warrant	N/A					

(Note 1) The offer price shall be determined according to the book-building formula.
The range of the tentative set offer price shall be JPY137,000-JPY197,000 and, with reference to factors such as the demand for shares based on such tentative offer price and risks of price fluctuation, etc., the offer price shall be determined on October 18, 2004 simultaneously with the underwriting price.
The Underwriters will, in the course of receiving the applications for subscription, encourage mainly institutional investors to notify their intention to subscribe for the shares, to ensure that the Shares are being fairly appreciated in the market.
The amount to be credited to share capital shall be determined simultaneously with the determination of offer price.
The following is what we have obtained from the interviews to institutional investors, etc. upon determining the tentative set price range:

(i) The Group has already established the competitive advantage in China related market where rapid growth is expected.
(ii) The Group has a unique business model bearing no resemblance to any other companies and has achieved the initial public offering in the first time in Japan solely.
(iii) The Group has recorded a loss due partly to the amortization of the consolidation goodwill regarding the Mergers and Acquisitions (on the Japanese GAAP basis).

In addition, considering about various other factors including the comparison with other listing corporations having similar business operations, current market conditions, recognition in the market of the corporations recently made an initial public offering and price fluctuation risk before the listing date, the range from JPY 137,000 to JPY 197,000 is determined to be proper and reasonable as the tentative set price range.

(Note 2) Amount of offer deposit ("Offer Deposit") shall be equivalent to offer price and shall not accrue any interest. Of such deposited amount, the amount equivalent to the underwriting price shall be credited to the payment for new shares on the payment date.

(Note 3) The delivery date of share certificates is scheduled on October 28, 2004 (hereinafter referred to as "Listing Date" or "Trade Commencement Date"). Share certificates shall be deposited in an aggregated manner with Japan Securities Settlement & Custody, Inc. so that shares can be traded on and after the Listing Date.

(Note 4) The application shall be submitted during the Offer Period set out above to the Place of Offer (see "C Place of Offer below"), and the offer deposit shall be deposited by October 26, 2004. In case the offer deposit is not deposited by this deadline, the application deems repealed.

(Note 5) The investors may notify their intention to subscribe for the shares to the Underwriter with reference to the tentative set price in advance of the application, during the period from October 8, 2004 to October 15, 2004. Such notification can be altered or repealed. Shares may also be allotted to investors who have not so notified, taking into consideration a number of criteria including the number of shareholders as specified in the criteria for listing examination of the Exchange, the maintenance of liquidity of shares after listing, and otherwise.
The Underwriter will determine to whom the shares will be sold, among the investors who have made such notification at such price equivalent to or greater than the offer price, subject to internal share-trading rule of the Underwriter and taking into consideration in principle the investor's positive attitude for the notification of intention, the investor's experience and knowledge of securities investment, investment policy, trading record with the Underwriter and otherwise.

(Note 6) Every application and payment by investors shall be made in accordance with foreign securities trading account agreement applicable to the foreign securities trading account opened by each applicant for shares at one of the securities companies described in "Underwriting of Shares" below. Each investor that has not opened such a foreign securities account needs to open such an account.

<After Amendment>

Par Value/ Non-Par Value	Offer Price (JPY)	Amount to be Credited to Share Capital (JPY)	Minimum Size of Unit to be	Offer Period	Offer Deposit	Payment Date

			Offered (Share)			
Par value HK$20.00	JPY 175,000 (Note 1)	JPY 275.8 (Note 1)	1	From October 20, 2004 To October 25, 2004	JPY 175,000 (Note 2)	October 28, 2004
Subscription Warrant	N/A					

(Note 1) The Company has conducted the book-building based on the tentative price range of JPY 137,000 – JPY 197,000.
In conducting the book-building,
a) The demand exceeded the number of shares to be offered.
b) There were quite a large number of applicants for shares.
The Company and the Lead Manager in wanting to price the Company fairly, and based upon international practice, took careful consideration of various factors including current equity market environment, fair market value of the shares at IPO, and the requirements of the secondary market investors, and decided the offering price to be set at JPY 175,000. On this basis, we expect more demand for shares than the number of shares to be offered.
The underwriting price should be JPY 162,750.

(Note 2) Amount of offer deposit ("Offer Deposit") shall not accrue any interest. Of such deposited amount, the amount equivalent to the underwriting price (JPY 162,750 per share) shall be credited to the payment for new shares on the payment date.

(Note 3) The delivery date of share certificates is scheduled on October 28, 2004 (hereinafter referred to as "Listing Date" or "Trade Commencement Date"). Share certificates shall be deposited in an aggregated manner with Japan Securities Settlement & Custody, Inc. so that shares can be traded on and after the Listing Date.

(Note 4) The application shall be submitted during the Offer Period set out above to the Place of Offer (see "C Place of Offer below"), and the offer deposit shall be deposited by October 26, 2004. In case the offer deposit is not deposited by this deadline, the application deems repealed.

(Note 5) Shares may also be allotted to investors who have not so notified, taking into consideration a number of criteria including the number of shareholders as specified in the criteria for listing examination of the Exchange, the maintenance of liquidity of shares after listing, and otherwise.
The Underwriter will determine to whom the shares will be sold, among the investors who have made such notification at such price equivalent to or greater than the offer price, subject to internal share-trading rule of the Underwriter and taking into consideration in principle the investor's positive attitude for the notification of intention, the investor's experience and knowledge of securities investment, investment policy, trading record with the Underwriter and otherwise.

(Note 6) Every application and payment by investors shall be made in accordance with foreign securities trading account agreement applicable to the foreign securities trading account opened by each applicant for shares at one of the securities companies described in "Underwriting of Shares" below. Each investor that has not opened such a foreign securities account needs to open such an account.

(3) UNDERWRITING OF SHARES

<Before Amendment>

Name of Underwriter	Address	SHARES TO BE UNDERWRITTEN	Conditions of Underwriting
Nomura Securities Co., Ltd	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo	10,389	1. Underwriting by purchasing shares 2. No underwriting charge will be paid, provided that the aggregate difference between issuing price and underwriting price shall be retained by the Underwriter
HSBC Securities (Japan) Limited	11-1, Nihombashi 3-chome, Chuo-ku, Tokyo	2,747	

Merrill Lynch Japan Securities Co., Ltd.	4-1, Nihonbashi 1-chome, Chuo-ku, Tokyo	2,747	
Toyo Securities Co., Ltd.	20-5, Nihonbashi 1-chome, Chuo-ku, Tokyo	1,923	
Cosmo Securities Co., Ltd.	8-12, Imabashi 1-chome, Chuo-ku, Osaka	549	
Naito Securities Co., Ltd.	5-9, Koraibashi 1-chome, Chuo-ku, Osaka	549	
Okasan Securities Co., Ltd.	17-6, Nihonbashi 1-chome, Chuo-ku, Tokyo	274	
ORIX Securities, Corporation	3-8, Ningyo-cyo 1-chome, Chuo-ku, Tokyo	274	
Shinko Securities Co., Ltd.	4-1, Yaesu 2-chome, Chuo-ku, Tokyo	274	
MONEX, Inc.	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo	274	
Total	--	20,000 shares	--

(Note 1) The underwriting agreement is to be entered into with the Underwriters above on the pricing date (October 18, 2004).

<After Amendment>

Name of Underwriter	Address	SHARES TO BE UNDERWRITTEN	Conditions of Underwriting
Nomura Securities Co., Ltd	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo	10,389	1. Underwriting by purchasing shares 2. No underwriting charge will be paid, provided that the aggregate difference between issuing price and underwriting price (JPY12,250 per share) shall be retained by the Underwriter
HSBC Securities (Japan) Limited	11-1, Nihombashi 3-chome, Chuo-ku, Tokyo	2,747	
Merrill Lynch Japan Securities Co., Ltd.	4-1, Nihonbashi 1-chome, Chuo-ku, Tokyo	2,747	
Toyo Securities Co., Ltd.	20-5, Nihonbashi 1-chome, Chuo-ku, Tokyo	1,923	
Cosmo Securities Co., Ltd.	8-12, Imabashi 1-chome, Chuo-ku, Osaka	549	
Naito Securities Co., Ltd.	5-9, Koraibashi 1-chome, Chuo-ku, Osaka	549	
Okasan Securities Co., Ltd.	17-6, Nihonbashi 1-chome, Chuo-ku, Tokyo	274	
ORIX Securities, Corporation	3-8, Ningyo-cyo 1-chome, Chuo-ku, Tokyo	274	

Shinko Securities Co., Ltd.	4-1, Yaesu 2-chome, Chuo-ku, Tokyo	274	
MONEX, Inc.	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo	274	
Total	--	20,000 shares	--

(Note) The underwriting agreement has been entered into with the Underwriters above on October 18, 2004.

8. Use of Proceeds from Issuing Shares

(1) THE AMOUNT OF PROCEEDS FROM ISSUING SHARES

<Before Amendment>

Aggregate amount of payment	Approximate amount of issue cost	Approximate amount of proceeds outstanding
JPY 3,106,200,000	JPY 230,000,000	JPY 2,876,200,000

(Note) The aggregate amount of payment is equivalent to the aggregate underwriting price, which is estimated on the basis of the average of the tentative set offer price range (JPY 137,000 – JPY 197,000), which is JPY 167,000 per share.

<After Amendment>

Aggregate amount of payment	Approximate amount of issue cost	Approximate amount of proceeds outstanding
JPY 3,255,000,000	JPY 230,000,000	JPY 3,025,000,000

II TERMS AND CONDITIONS OF SECONDARY OFFERING

1 Securities to be Offered for Sale (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)

(1) SHARES FOR SECONDARY OFFERING

<Before Amendment>

The securities company described in "2. Conditions of Secondary Offering (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)" which is expected to enter into an underwriting agreement with the Company at the underwriting price to be determined on October 18, 2004 (hereinafter referred to as the "Underwriter" in "II TERMS AND CONDITIONS OF SECONDARY OFFERING) is purchasing and underwriting the shares from the sellers described below, and is offering shares (hereinafter referred to as the "Secondary Offering") at the price (offer price which is equivalent to the offer price for the primary offering) different from the underwriting price (hereinafter referred to as the "secondary offering through purchasing and underwriting of shares by the Underwriter"). The Underwriter shall pay aggregate amount of the underwriting price to the sellers on the Share Certificate Delivery Date (see Note 5 under "2. Conditions of Secondary Offering" (secondary offering through purchasing and underwriting of shares by the Underwriter)), and the difference between such amount and total amount of offer price for the secondary offering through purchasing and underwriting of shares by the Underwriter shall be retained by the Underwriter. The sellers shall not pay underwriting fee to the Underwriter.

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Offered (Shares)	Aggregate Amount of Offering Price (JPY)	Name and Address of Owners of Shares to be Offered for Sale	
Registered with Par Value	7,478	1,248,826,000	Allen Parker Miner Ebisu Business Tower 13F, 1-19-19, Ebisu Shibuya-ku, Tokyo 150-0013, Japan	200 shares
			ARK II CLO 2001-1, Ltd. One World Financial Center New York, NY 10281-1003	1,101 shares
			Dennis L. Pelino Family Trust 1500 Ocean Drive Suite 1201, Miami Beach, Florida 33139	145 shares
			Fredy Bush Family Trust c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, 8th Floor, Wilmington, DE 19890, USA	1,583 shares
			Insight Associates Limited c/o Preston Gates & Ellis, 35th Floor, Two International Finance Centre, 8 Finance Street, Hong Kong	200 shares
			Jae Lie 1500 Huaihai Central Road, Tower 3, Room 15D, Shanghai, P.R. China	300 shares
			NVCC No. 4 Venture Capital Investment Limited Partnership Nippon Venture Capital Co Ltd: 7-1-16 Akasaka Minato-Ku, Tokyo, Japan	500 shares

			NVCC No.3 Venture Capital Investment Limited Partnership Nippon Venture Capital Co Ltd: 7-1-16 Akasaka Minato-Ku, Tokyo, Japan	500 shares
			Patriarch Partners II, LLC 40 Wall Street, 25th Floor, New York, NY 10005, USA	1,101 shares
			Patriarch Partners III, LLC c/o Patriarch Partners III, LLC, 40 Wall Street, 25th Floor, New York, NY 10005, USA	233 shares
			Xinhua Development Holdings Limited The Office of East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands	1,615 shares

(Note 1) Procedures to be taken for pre-listing secondary offering etc. are regulated by the Regulations for Pre-listing Offering etc.

(Note 2) In a case where the issue of shares described in "I. TERMS AND CONDITIONS OF PRIMARY OFFERING" is aborted, a secondary offering through purchasing and underwriting of shares by the Underwriter shall also be aborted.

(Note 3) The aggregate amount of offer price is the estimated amount assuming the offer price shall be the average of the tentative set offer price range (JPY 137,000 – JPY 197,000) which is JPY 167,000 per share.

(Note 4) While conducting the Primary Offering and the Secondary Offering through purchasing and underwriting of shares by the Underwriter, the Offering by Over-allotment may also be conducted considering the demand for the shares. See "3 Securities to be offered for sale (Offering by Over-allotment)" and "4 Conditions of Secondary Offering (Offering by Over-allotment)" for further information of the Offering by Over-allotment

(Note 5) In relation to the Secondary Offering Through Purchasing and Underwriting by the Underwriter, an arrangement regarding a lock-up has been made. For details of such lock-up arrangement, please refer to "III. Special Description as to the Offering".

<After Amendment>

The securities company described in "2. Conditions of Secondary Offering (Secondary Offering Through Purchasing and Underwriting of Shares by the Underwriter)" which has entered into an underwriting agreement with the Company at the underwriting price (JPY 162,750) determined on October 18, 2004 (hereinafter referred to as the "Underwriter" in "II TERMS AND CONDITIONS OF SECONDARY OFFERING) is purchasing and underwriting the shares from the sellers described below, and is offering shares (hereinafter referred to as the "Secondary Offering") at the price (offer price of JPY 175,000) different from the underwriting price (hereinafter referred to as the "secondary offering through purchasing and underwriting of shares by the Underwriter"). The Underwriter shall pay aggregate amount of the underwriting price to the sellers on the Share Certificate Delivery Date (see Note 5 under "2. Conditions of Secondary Offering" (secondary offering through purchasing and underwriting of shares by the Underwriter)), and the difference between such amount and total amount of offer price for the secondary offering through purchasing and underwriting of shares by the Underwriter shall be retained by the Underwriter. The sellers shall not pay underwriting fee to the Underwriter.

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Offered (Shares)	Aggregate Amount of Offering Price (JPY)	Name and Address of Owners of Shares to be Offered for Sale	
Registered with Par Value	7,478	1,308,650,000	Allen Parker Miner Ebisu Business Tower 13F, 1-19-19, Ebisu Shibuya-ku, Tokyo 150-0013, Japan	200 shares
			ARK II CLO 2001-1, Limited c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005 USA	1,101 shares

			Dennis L. Pelino Family Trust 1500 Ocean Drive Suite 1201, Miami Beach, Florida 33139	145 shares
			Fredy Bush Family Trust c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, 8th Floor, Wilmington, DE 19890, USA	1,583 shares
			Insight Associates Limited c/o Preston Gates & Ellis, 35th Floor, Two International Finance Centre, 8 Finance Street, Hong Kong	200 shares
			Jae Lie 1500 Huaihai Central Road, Tower 3, Room 15D, Shanghai, P.R. China	300 shares
			NVCC No. 4 Venture Capital Investment Limited Partnership Nippon Venture Capital Co Ltd: 7-1-16 Akasaka Minato-Ku, Tokyo, Japan	500 shares
			NVCC No.3 Venture Capital Investment Limited Partnership Nippon Venture Capital Co Ltd: 7-1-16 Akasaka Minato-Ku, Tokyo, Japan	500 shares
			Patriarch Partners II, LLC c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005, USA	1,101 shares
			Patriarch Partners III, LLC c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005, USA	233 shares
			Xinhua Development Holdings Limited The Office of East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands	1,615 shares

(Note 1) Procedures to be taken for pre-listing secondary offering etc. are regulated by the Regulations for Pre-listing Offering etc.

(Note 2) In a case where the issue of shares described in "I. TERMS AND CONDITIONS OF PRIMARY OFFERING" is aborted, a secondary offering through purchasing and underwriting of shares by the Underwriter shall also be aborted.

(Note 3) While conducting the Primary Offering and the Secondary Offering through purchasing and underwriting of shares by the Underwriter, the Offering by Over-allotment will also be conducted considering the demand for the shares. See "3 Securities to be offered for sale (Offering by Over-allotment)" and "4 Conditions of Secondary Offering (Offering by Over-allotment)" for further information of the Offering by Over-allotment

(Note 4) In relation to the Secondary Offering Through Purchasing and Underwriting by the Underwriter, an arrangement regarding a lock-up has been made. For details of such lock-up arrangement, please refer to "III. Special Description as to the Offering".

2. Conditions of Secondary Offering (secondary offering through purchasing and underwriting of shares by the Underwriter)

<Before Amendment>

Offer Price (JPY)	Offer Period	Unit of Offer (shares)	Offer Deposit	Place of Offer	Name and Address of the Person Undertaking the Offering	Terms and Conditions of the Undertaking Agreement for Offering
TBD (Note 1) (Note 2)	From October 20, 2004 To October 25, 2004	1	TBD (Note 2)	Main office, branch offices and business offices of the Underwriters	(Note 3)	(Note 3)

(Note 1) The manner for determining the offer price is same as described in (Note 1) of "I TERMS AND CONDITIONS OF PRIMARY OFFERING, 1. Primary Offering of Shares, (2) Terms and Conditions of Primary Offering, B. Conditions of Primary Offering"

(Note 2) The Offer Price and Offer Deposit for the Secondary Offering are equivalent to the Offer Price and Offer Deposit for the Primary Offering, respectively.

(Note 3) The Underwriter will enter into an underwriting agreement with the sellers on October 18, 2004 (the "Pricing Date for Secondary Offering"), and underwrite the shares by purchasing them at an underwriting price. Details of the underwriting agreement and conditions necessary for the offering shall be determined on the Pricing Date for Secondary Offering. No underwriting fee shall be payable under the underwriting agreement, provided that the difference between the aggregate amount of offer price and underwriting price shall be retained by the Underwriter. The name and address of the Underwriter is as follows:
9-1, Nihonbashi 1-Chome, Chuo-ku, Tokyo Nomura Securities Co., Ltd.

(Note 4) The application shall be submitted during the Offer Period to the Place of Offering above, and the offer deposit shall be deposited by October 26, 2004. in case the offer deposit is not deposited by this deadline, the application deems repealed.

(Note 5) The delivery date of share certificates is scheduled on the Listing Date or the Trade Commencement Date. Share certificates representing the shares under the Secondary Offering shall be deposited to JSSC, so that shareholders can trade shares on and after the Listing Date.

(Note 6) Sales policy of the Underwriter above is the same as that described in (Note 5) of "I TERMS AND CONDITIONS OF PRIMARY OFFERING, 1. Primary Offering of Shares, (2) Terms and Conditions of Primary Offering, B. Conditions of Primary Offering"

(Note 7) Every application and payment by investors shall be made in accordance with the foreign securities trading account agreement applicable to the foreign securities trading account opened by each applicant for shares at one of the securities companies described in "Underwriting of Shares" above. Each investor that has not opened such a foreign securities trading account needs to open such an account. In such case, a copy of foreign securities trading account agreement shall be delivered from such securities company to the investor.

<After Amendment>

Offer Price (JPY)	Offer Period	Unit of Offer (shares)	Offer Deposit	Place of Offer	Name and Address of the Person Undertaking the Offering	Terms and Conditions of the Undertaking Agreement for Offering
175,000 (Note 1) (Note 2)	From October 20, 2004 To October 25, 2004	1	175,000 (Note 2)	Main office, branch offices and business offices of the Underwriters	(Note 3)	(Note 3)

(Note 1) The manner for determining the offer price is same as described in (Note 1) of "I TERMS AND CONDITIONS OF PRIMARY OFFERING, 1. Primary Offering of Shares, (2) Terms and Conditions of Primary Offering, B. Conditions of Primary Offering"

(Note 2) The Offer Price and Offer Deposit for the Secondary Offering have been determined for the same reason as the Offer Price and Offer Deposit for the Primary Offering, respectively.

(Note 3) The Underwriter has executed an underwriting agreement on October 18, 2004. Pursuant to this agreement, the underwriter, Nomura Securities Co., Ltd. underwrites all the shares by purchasing them at underwriting price. No underwriting fee shall be payable under the underwriting agreement, provided that the difference between the aggregate amount of offer price and underwriting price (JPY12,250 per share) shall be retained by the Underwriter. The name and address of the Underwriter is as follows:
9-1, Nihonbashi 1-Chome, Chuo-ku, Tokyo Nomura Securities Co., Ltd.

(Note 4) The application shall be submitted during the Offer Period to the Place of Offering above, and the offer deposit shall be deposited by October 26, 2004. in case the offer deposit is not deposited by this deadline, the application deems repealed.

(Note 5) The delivery date of share certificates is scheduled on the Listing Date or the Trade Commencement Date. Share certificates representing the shares under the Secondary Offering shall be deposited to JSSC, so that shareholders can trade shares on and after the Listing Date.

(Note 6) Sales policy of the Underwriter above is the same as that described in (Note 5) of "I TERMS AND CONDITIONS OF PRIMARY OFFERING, 1. Primary Offering of Shares, (2) Terms and Conditions of Primary Offering, B. Conditions of Primary Offering"

(Note 7) Every application and payment by investors shall be made in accordance with the foreign securities trading account agreement applicable to the foreign securities trading account opened by each applicant for shares at one of the securities companies described in "Underwriting of Shares" above. Each investor that has not opened such a foreign securities trading account needs to open such an account. In such case, a copy of foreign securities trading account agreement shall be delivered from such securities company to the investor.

3. Securities to be Offered for Sale (Offering by Over-allotment)

(1) SHARES FOR SECONDARY OFFERING

<Before Amendment>

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Offered (Shares)	Aggregate Amount of Offering Price (JPY)	Name and Address of Owners of Shares to be Offered
Registered ordinary shares with par value	4,121 shares	688,207,000 (Note 5)	Nomura Securities Co., Ltd 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo: 4,121 Shares

(Note 1) This offering (hereinafter referred to as the "Offering by Over-allotment") is conducted by Nomura Securities Co., Ltd., having considering the demand of shares upon the Primary Offering. Therefore, the Number of shares to be offered with respect to the Offering by Over-allotment above indicates the ceiling, and the actual number may decrease due to the demand of shares and the Offering by Over-allotment may be cancelled.

(Note 2) Ordinary shares of the Company to be offered through the Offering by Over-allotment are the Shares borrowed by Nomura Securities Co., Ltd. from a shareholder of the Company.
In connection with this arrangement, the board of the Company approved by the resolution on September 16, 2004 to issue up to 4,297 ordinary shares to allocate to Nomura Securities Co., Ltd., the payment date of which is November 29, 2004 (the "Third-party Allotment"). In addition, Nomura Securities Co., Ltd. may, during the period from October 28, 2004 up to November 18, 2004, purchase ordinary shares of the Company in the market up to a ceiling of the number of shares for Offering by Over-allotment for the purpose of returning shares borrowed from a shareholder of the Company for Offering by Over-allotment above (hereinafter referred to as "Syndicate-covering Transaction"). Nomura Securities Co., Ltd. does not intend, upon conducting successful Syndicate-covering Transaction, to accept the allocation of shares in equivalent number of shares obtained by the Syndicate-covering Transaction above, in the Third-party Allotment procedure. In this case, shares to be issued by the Third-party Allotment will not be, in whole or in part, subscribed so that the number of shares to be issued through Third-party Allotment may decrease due to forfeiture, and the entire issue may be aborted. Further, even during the period of the Syndicate-covering Transaction, the Syndicate-covering Transaction may, at the sole discretion of Nomura Securities Co., Ltd., for not be conducted at all, or be terminated with the procedure for purchasing shares not having reached the ceiling.

(Note 3) Procedures to be taken for pre-listing secondary offering etc. are regulated by the Regulations for Pre-listing Offering etc.

(Note 4) In case where the issue of shares described in "I. TERMS AND CONDITIONS OF PRIMARY OFFERING" is aborted, the Offering by Over-allotment shall also be aborted.

(Note 5) The Aggregate Amount of Offering Price is the estimated amount assuming the Offer Price shall be the average of the tentative set offer price range (JPY 137,000 – JPY 197,000) which is JPY 167,000 per share.

(Note 6) Every application and payment by investors shall be made in accordance with the foreign securities trading account agreement applicable to the foreign securities trading account opened by each applicant for shares at one of the securities companies described in "Underwriting of Shares" above. Each investor that has not opened such a foreign securities trading account needs to open such an account.

<After Amendment>

Registered / Bearer; Par Value / Non-Par Value; Type of Shares	Number of Shares to be Offered (Shares)	Aggregate Amount of Offering Price (JPY)	Name and Address of Owners of Shares to be Offered
Registered ordinary shares with par value	4,121 shares	721,175,000	Nomura Securities Co., Ltd 9-1, Nihonbashi 1-chome, Chuo-ku,

			Tokyo: 4,121 Shares

(Note 1) This offering (hereinafter referred to as the "Offering by Over-allotment") is conducted by Nomura Securities Co., Ltd., having considering the demand of shares upon the Primary Offering.

(Note 2) Ordinary shares of the Company to be offered through the Offering by Over-allotment are the Shares borrowed by Nomura Securities Co., Ltd. from shareholders of the Company, NVCC NO.1 Investment Enterprise Partnership and NVCC Kansai NO.1 Investment Enterprise Partnership.
In connection with this arrangement, the board of the Company approved by the resolution on September 16, 2004 to issue up to 4,297 ordinary shares to allocate to Nomura Securities Co., Ltd., the payment date of which is November 29, 2004 (the "Third-party Allotment"). In addition, Nomura Securities Co., Ltd. may, during the period from October 28, 2004 up to November 18, 2004, purchase ordinary shares of the Company in the market up to a ceiling of the number of shares for Offering by Over-allotment for the purpose of returning shares borrowed from shareholders of the Company, NVCC NO.1 Investment Enterprise Partnership and NVCC Kansai NO.1 Investment Enterprise Partnership for Offering by Over-allotment above (hereinafter referred to as "Syndicate-covering Transaction"). Nomura Securities Co., Ltd. does not intend, upon conducting successful Syndicate-covering Transaction, to accept the allocation of shares in equivalent number of shares obtained by the Syndicate-covering Transaction above, in the Third-party Allotment procedure. In this case, shares to be issued by the Third-party Allotment will not be, in whole or in part, subscribed so that the number of shares to be issued through Third-party Allotment may decrease due to forfeiture, and the entire issue may be aborted. Further, even during the period of the Syndicate-covering Transaction, the Syndicate-covering Transaction may, at the sole discretion of Nomura Securities Co., Ltd., for not be conducted at all, or be terminated with the procedure for purchasing shares not having reached the ceiling.

(Note 3) Procedures to be taken for pre-listing secondary offering etc. are regulated by the Regulations for Pre-listing Offering etc.

(Note 4) In case where the issue of shares described in "I. TERMS AND CONDITIONS OF PRIMARY OFFERING" is aborted, the Offering by Over-allotment shall also be aborted.

(Note 5) Every application and payment by investors shall be made in accordance with the foreign securities trading account agreement applicable to the foreign securities trading account opened by each applicant for shares at one of the securities companies described in "Underwriting of Shares" above. Each investor that has not opened such a foreign securities trading account needs to open such an account.

4. Conditions of Secondary Offering (Offering by Over-allotment)

<Before Amendment>

Offer Price (JPY)	Offer Period	Unit of Offer (shares)	Offer Deposit	Place of Offer	Name and Address of the Person Undertaking the Offering	Terms and Conditions of the Undertaking Agreement for Offering
TBD (Note 1) (Note 2)	From October 20, 2004 To October 25, 2004	1	TBD (Note 1)	Main office, branch offices and business offices of the Underwriter	(Note 3)	(Note 3)

(Note 1) The Offer Price and Offer Deposit are equivalent to the Offer Price and Offer Deposit for the Secondary Offering through purchasing and underwriting of shares by the Underwriter respectively. The Offer Deposit accrues no interest.

(Note 2) Conditions necessary for offering shall be determined on October 18, 2004, the pricing date for offering.

(Note 3) The Offering by Over-allotment shall be conducted by Nomura Securities Co., Ltd pursuant to which Nomura Securities Co., Ltd offers ordinary shares of the Company borrowed from a shareholder of the Company, and the shares for sale are not underwritten.

(Note 4) The delivery date of share certificates is scheduled on the Listing Date on which the share-trading commences, which is the same date as the delivery date of share certificates for the Secondary Offering through purchasing and underwriting of shares by the Underwriter. Share certificates shall be deposited in an aggregate manner to JSSC, so that shareholders can trade shares on and after the Listing Date.

(Note 5) The application shall be submitted during the Offer Period to the Place of Offering above, and the offer deposit shall be deposited by October 26, 2004. In case the offer deposit is not deposited by this deadline, the application deems repealed.

(Note 6) Sales policy of the Underwriter is the same as that described in (Note 6) of "II. TERMS AND CONDITIONS OF SECONDARY OFFERING, 2. Conditions of Secondary Offering (secondary offering through purchasing and underwriting of shares by the Underwriter)".

<After Amendment>

Offer Price (JPY)	Offer Period	Unit of Offer (shares)	Offer Deposit	Place of Offer	Name and Address of the Person Undertaking the Offering	Terms and Conditions of the Undertaking Agreement for Offering
175,000 (Note 1) (Note 2)	From October 20, 2004 To October 25, 2004	1	175,000 (Note 1)	Main office, branch offices and business offices of the Underwriter	(Note 3)	(Note 3)

(Note 1) The Offer Price and Offer Deposit has been determined for the same reason as the Offer Price and Offer Deposit for the Secondary Offering through purchasing and underwriting of shares by the Underwriter respectively. The Offer Deposit accrues no interest.

(Note 2) Conditions necessary for offering has been determined on October 18, 2004.

(Note 3) The Offering by Over-allotment shall be conducted by Nomura Securities Co., Ltd pursuant to which Nomura Securities Co., Ltd offers ordinary shares of the Company borrowed from shareholders of the Company, NVCC NO.1 Investment Enterprise Partnership and NVCC Kansai NO.1 Investment Enterprise Partnership, and the shares for sale are not underwritten.

(Note 4) The delivery date of share certificates is scheduled on the Listing Date on which the share-trading commences, which is the same date as the delivery date of share certificates for the Secondary Offering through purchasing and underwriting of shares by the Underwriter. Share certificates shall be deposited in an aggregate manner to JSSC, so that shareholders can trade shares on and after the Listing Date.

(Note 5) The application shall be submitted during the Offer Period to the Place of Offering above, and the offer deposit shall be deposited by October 26, 2004. In case the offer deposit is not deposited by this deadline, the application deems repealed.

(Note 6) Sales policy of the Underwriter is the same as that described in (Note 6) of "II. TERMS AND CONDITIONS OF SECONDARY OFFERING, 2. Conditions of Secondary Offering (secondary offering through purchasing and underwriting of shares by the Underwriter)".

UNDERWRITING AGREEMENT

THIS UNDERWRITING AGREEMENT (this "Agreement"), made and entered into by and among Xinhua Finance Limited, having its registered office at Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies (the "Company") and Nomura Securities Co., Ltd., having its registered office at 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8011 Japan (the "Lead Manager"), HSBC Securities (Japan) Limited having its registered office at 11-1, Nihonbashi 3-chome, Chuo-ku, Tokyo and Merrill Lynch Japan Securities Co., Ltd. having its registered office at 4-1, Nihonbashi 1-chome, Chuo-ku, Tokyo (together, the "Managers") with respect to the subscription for and the offering (the "Offering") of 20,000 shares of newly issued ordinary shares of the Company (the "New Shares") at the time of the listing of the Company's ordinary shares on Tokyo Stock Exchange, Inc. (the "Exchange") on October 28, 2004.

WHEREAS:

In accordance with the agreement for the underwriting of the Company's secondary distribution shares, executed by and among some shareholders of the Company, that is, Allen Parker Miner, ARK II CLO 2001-1, Limited., Dennis L. Pelino Family Trust, Fredy Bush Family Trust, Insight Associates Limited, Jae Lie, NVCC No.3 Venture Capital Investment Limited Partnership, NVCC No.4 Venture Capital Investment Limited Partnership, Patriarch Partners II, LLC, Patriarch Partners III, LLC, and Xinhua Development Holdings Limited (collectively the "Sellers"), the Company and the Lead Manager on the same date as this Agreement, the secondary distribution ("*uridashi*") of 7,478 shares of the Company's ordinary shares owned by the Sellers (the "Distribution Shares") will be conducted by the Lead Manager by way of firm commitment underwriting ("*kaitori-hikiuke*") (the "Secondary Distribution") at the same time as the Offering.

Together with the Offering, depending on the demand with respect to the Offering, secondary distribution ("*uridashi*") of 4,121 shares of Company ordinary shares borrowed by the Lead Manager from the Company's shareholder NVCC No.1 Investment Enterprise Partnership and NVCC Kansai No.1 Investment Enterprise Partnership. (the "Lender") (the "Borrowed Shares", and, together with the New Shares and the Distribution Shares, the "Shares") will be conducted with the Lead Manager as the distributor (the "Over-Allotment Distribution", and, together with the Offering and the Secondary Distribution, the "Offering, etc.").

In relation to the Over-Allotment Distribution, on September 16, 2004, the board of directors of the Company passed resolutions to issue up to 4,297 shares of the Company's ordinary shares by way of third party allotment to the Lead Manager with November 29, 2004 as the payment date (the "Third

Party Allotment"). Additionally, the Lead Manager may purchase up to the same number of ordinary shares of the Company (the "Syndicate Covering Transaction") on the Exchange during a period from October 28 to November 18, 2004 (the "Syndicate Covering Transaction Period"), as actually offered in the Over-Allotment Distribution for returning the Borrowed Shares. The Lead Manager has predetermined that it will not subscribe for the shares allotted by the Third Party Allotment to the extent of the number of shares to be purchased in Syndicate Covering Transaction, and therefore the number of the shares to be issued regarding the Third Party Allotment may lessen or the issuance pursuant to the Third Party Allotment would not take place. The Lead Manager may decide at its sole discretion not to conduct the Syndicate Covering Transaction or terminate the Syndicate Covering Transaction Period even when the number of the shares purchased is less than the cap for the number of the Over-Allotment Distribution.

NOW, THEREFORE, IT IS HEREBY AGREED as follows:

Article 1. Formation of the Underwriting Syndicate

(1) The Managers shall form an underwriting syndicate with the following securities company (the participants of this underwriting syndicate shall be called "Underwriters"):

Toyo Securities Co., Ltd.;
Cosmo Securities Co., Ltd.;
Naito Securities, Co., Ltd.;
Okasan Securities Co., Ltd.;
ORIX Securities Corporation;
Shinko Securities Co., Ltd.; and
Monex, Inc.

(2) The Lead Manager shall be the representative of the Managers in regards to the matters regarding this Agreement.

(3) The Managers (excluding the Lead Manager) shall delegate to the Lead Manager the right to sign this Agreement. In relation to the delegation, the Managers (excluding the Lead Manager) shall submit to the Lead Manager a power of attorney. The original power of attorney shall be held by the Lead Manager and a copy of it shall be held by the Company and the Managers (excluding the Lead Managers) together with this Agreement.

Article 2. Subscription of the New Shares

(1) The Underwriters jointly and severally agree to subscribe and pay for, the New Shares at a price of JP¥162,750 per New Share (the "Issue Price").

(2) The number of the New Shares for each Underwriter responsible to underwrite and sell shall, together with other matters, be agreed upon and stipulated in the Underwriting Syndicate Agreement for New Shares of Xinhua Finance Limited to be separately executed by and among the Underwriters on the same date as this Agreement.

Article 3. Offering of the New Shares

Subject to the taking effect of the registration concerning the Offering contemplated hereby pursuant to the Securities and Exchange Law of Japan (Law No.25 of 1948) (the "Securities and Exchange Law"), the Managers together with the other Underwriters will offer the New Shares to the public in Japan at JP¥175,000(the "Offer Price") during the period from October 20 to October 25, 2004 (both days inclusive) in conformity with applicable laws and regulations of Japan.

Article 4. Payment for the New Shares and Expenses

(1) Not later than 8:00 AM, Japan time (7:00 AM, Hong Kong time), on October 28, 2004 (the "Closing Date"), the Lead Manager on behalf of the Managers will pay to the Company the amount equal to the total amount of the Issue Price for the total number of the New Shares (the "Net Subscription Moneys"). The Company shall make New Shares effective at 8:00 AM, Japan time (7:00 AM, Hong Kong time) on the Closing Date on the condition that the Net Subscription Moneys are paid to the Company by then. The amount equal to the difference between the Offer Price and the Issue Price shall belong to the Underwriters.

(2) Following the New Shares being effective, the Company shall deposit 106 certificates which represent all the New Shares and are registered in the name of Horsford Nominees Limited, a nominee in Hong Kong for Japan Securities Settlement & Custody, Inc. ("JSSC") with the account of JSSC at Standard Chartered Bank (Hong Kong) Limited by 8:10 AM, Japan time (7:10 AM, Hong Kong time) on the Closing Date for the purpose of JSSC entering the New Shares to the credit at the Underwriters' shares accounts in JSSC in accordance with the instruction of the Lead Manager.

(3) (A) The Company shall pay stamp duties and other taxes and duties payable in Japan, Cayman Islands or Hong Kong upon or in connection with the issue, subscription and initial delivery of the New Shares and the certificates therefor and shall also pay all expenses incurred by the Company in connection with the performance of its obligations hereunder, including, without limitation, (a) expenses in connection with the printing and filing of the securities report filed by the Company with the Exchange for the listing of its ordinary shares on such stock exchange, the Securities Registration Statement, the Prospectus, this Agreement and all other agreements relating to the public offering of the New Shares, (b) fees and disbursements of the legal advisers and auditors to the Company in connection with such listing on the Exchange and the issue and public offering of the New Shares and (c) expenses in connection with advertisement relating to such listing on the Exchange and the public offering of the New Shares as may be agreed between the Company and the Lead Manager in writing.

(B) In addition, the Company agrees that, on the date separately agreed upon between the Company and the Lead Manager, it will pay to the Lead Manager an amount separately agreed upon between the Company and the Lead Manager towards partial reimbursement of the Managers' reasonable out-of-pocket expenses, including traveling, telex, cable, facsimile, telephone postage and other communication expenses and the fees and disbursements of the legal advisers to the Managers, properly incurred in connection with the provision of assistance for the listing of the ordinary shares of the Company on the Exchange and the preparation and management of the subscription and offering of the New Shares.

Article 5. Representations and Warranties of the Company

(1) The Company hereby represents and warrants to and for the benefit of the Underwriters that:

(a) the Securities Registration Statement with respect to the Offering, etc., the amended registration statements, the prospectus and the supplement thereto (i) are in all material respects in conformity with the requirements of the Securities and Exchange Law and the cabinet orders and ministerial ordinances and other rules and regulations thereunder (the "Rules and Regulations") and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and the "Risks Related to Business etc." stated in the Securities Registration Statement contains every statement which might have a material effect on the risks of the investment in the Shares or the investors decision on the investment in the Shares;

(b) the Company has prepared a prospectus with respect to the public offering of the Shares contemplated hereby and intends to prepare a supplement thereto (such prospectus and supplement being hereinafter collectively referred to as the "Prospectus"); and as at the date on which the registration made through the Securities Registration Statement becomes effective (the "Effective Date") and the Closing Date, the Prospectus, as supplemented up to the Effective Date, or as the case may be, the Closing Date, (i) will conform in all material respects to the requirements of the Securities and Exchange Law and the Rules and Regulations and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the "Risks Related to Business etc." stated in the Prospectus contains every statement which might have material effect on the risks of the investment in the Shares or the investors decision on the investment in the Shares;

(c) since the respective dates as of which information is given in the Securities Registration Statement and the Prospectus, except as disclosed in the Securities Registration Statement and the Prospectus, (i) there has been no material adverse change in the financial condition, earnings, business affairs or business prospects of the Company and its subsidiaries, taken as a whole (the "Group"), and (ii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock;

(d) each member of the Group has been duly incorporated and is validly existing as a company limited by shares under the laws of the respective country in which each of the member has been established, with full power and authority to own its assets and to conduct its business as described in the Securities Registration Statement and the Prospectus;

(e) the New Shares are not subject to any pre-emptive right and, when the Net Subscription Moneys are paid in full, will be duly and validly issued, fully paid and not subject to any call for further payment, free of any pledge or other encumbrance, and will rank *pari passu* in all respects with all fully paid ordinary shares of the Company currently in issue;

(f) the issue and public offering of the Shares in the manner contemplated hereby have been duly authorized by the Company according to the applicable law; and the issue and public offering of the Shares in the manner contemplated hereby and the performance or compliance by the Company of or with the provisions of this Agreement will not conflict with or result in any breach of any of the provisions of, or constitute a default under, any trust deed, loan agreement, contract or other agreement or instrument to which the Company is a party to or by which any of its assets is bound, nor will any such action result in any violation of the provisions of the Memorandum and Articles of Association of the Company, any statute or any order, rule or regulation applicable to the Company of any court or any regulatory authority or other governmental body having jurisdiction over the Company, and no consent, approval, authorization or other order of, or filling with, any such court or regulatory authority or other governmental body (other than those described herein as having been or to have been obtained, filed or otherwise complied with as contemplated herein) is required to be obtained or made by the Company for the execution, delivery and performance of this Agreement or the issue and public offering of the Shares contemplated hereby;

(g) the execution, delivery and performance of this Agreement have been duly authorized by the Company, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other laws of general application affecting or relating to the enforcement of creditors' rights or by good faith or public policy;

(h) there is no litigation or governmental proceeding pending or, to the best of the Company's knowledge, threatened against the Company or any of its subsidiaries that could have a material adverse effect upon the Group; and

(i) (i) the Company has no relationship directly or indirectly with the antisocial forces such as violent groups with regards to capital or funds, (ii) the company does not supply any funds to antisocial forces such as violent groups in any respect and it does not have any plan to do so in the future, (iii) the Company has not appointed any person who belongs to the antisocial forces such as violent groups or who is intimate with antisocial forces such as violent groups as the executive etc. of the Company and (iv) antisocial forces such as violent groups does not directly or

indirectly engage in the management of the Company.

(2) In the event any of the representations and warranties by the Company in paragraph (1) of this Article are untrue the Company shall indemnify the Underwriter for the cost and loss incurred by the Underwriter as a result of the Underwriter's reliance on such untrue representations and warranties.

(3) The Company shall promptly inform the Lead Manager in case there shall be any change which have material effect on any of the representations and warranties in paragraph 1 of Article 5 and take such measures reasonably requested by the Lead Manager. The Company shall reimburse the Lead Manager for any expenses incurred by the Lead Manager in taking such measures.

(4) The said representations and warranties shall remain in full force and effect notwithstanding the completion of the issue and public offering of the New Shares contemplated hereby.

Article 6. Covenants of the Company

(1) The Company agrees with the Managers that it will;

(a) diligently proceed with the application filed by the Company for the listing of its ordinary shares (including the New Shares) on the Exchange; use all reasonable endeavours to cause such listing to be made and to maintain such listing until the ordinary shares of the Company no longer qualify for the listing;

(b) comply with all the provisions, applicable to the Company and the New Shares, of the Securities and Exchange Law and the Rules and Regulations and all orders and guidance of the Prime Minister of Japan issued thereunder and all applicable regulations and guidance of the Exchange on which the ordinary shares of the Company will be for the time being listed, including, without limitation, the filing with the Prime Minister of Japan of securities reports, semi-annual reports and (if necessary) extraordinary reports as required by the Securities and Exchange Law and the Rules and Regulations; and, during the period of three years after the Closing Date (but only if the ordinary shares of the Company are then listed on the Exchange), as soon as practicable furnish to the Lead Manager copies of any and all documents which it may file with the Prime Minister of Japan or the Exchange with

respect to the ordinary shares of the Company; and

(c) prior to making public announcement during the period between the date of this Agreement and the date of the listing of the Company's ordinary shares on the Exchange, shall notify and consult with the Lead Manager on the manner, timing, and content of the announcement prior to making public announcement and obtain approval of the Lead Manager.

(2) If any material adverse change affecting any of the representations or warranties contained in paragraph (1) of Article 5 shall come to its knowledge at any time prior to the making of the payment by the Lead Manager pursuant to paragraph (1) of Article 4, the Company shall as soon as practicable notify the Lead Manager of such change and take such steps as may be reasonably requested by the Lead Manager to remedy or publicise the same (including the filing of an amendment or amendments to the Securities Registration Statement) and shall reimburse the Lead Manager for the reasonable costs and expenses of any action taken by it in that connection.

Article 7. Conditions Precedent to the Managers' Obligations

The Managers' obligations to subscribe and pay for the New Shares under this Agreement shall be subject to all of the following conditions precedent; provided, however, that the Lead Manager may waive compliance with any of such conditions (other than the condition set out in sub-paragraph (d) below):

(a) all the representations and warranties set out in paragraph (1) of Article 5 shall be true and correct in all material respects on the Closing Date, as if such representations and warranties were made or given on the Closing Date, and there shall have been no material breach of this Agreement by the Company;

(b) the registration made through the Securities Registration Statement shall have become effective pursuant to the Securities and Exchange Law on or prior to the business day in Japan immediately following the date of this Agreement (or such later date as the Company and the Lead Manager may agree upon) and shall remain effective on the Closing Date; and no notice of a hearing, from which an order suspending the effectiveness of the registration may result, shall have been given on or prior to the Closing Date;

(c) during the period from the signing of this Agreement to and including the Closing Date, there shall have been no material adverse change in the financial condition or results of operations of the Group;

(d) the listing of the Company to the Exchange has been approved by the Exchange and such approval has not been cancelled;

(e) on the Closing Date, the Lead Manager shall have been furnished with the following legal opinions each dated the Closing Date and in form and substance previously agreed by the Lead Manager;

   (i) a legal opinion of Conyers Dill & Pearman, legal advisers to the Company in Cayman Islands;

   (ii) a legal opinion of Mori Hamada & Matsumoto, legal advisers to the Company in Japan;

   (iii) a legal opinion of Preston Gates Ellis, legal advisers to the important subsidiary of the Company in Hong Kong;

   (iv) a legal opinion of Preston Gates Ellis, legal advisers to the important subsidiary of the Company in the United States; and

   (v) a legal opinion of TMI Associates, legal advisers to the Managers.

(f) on September 15, 2004 and October 27, 2004, the Lead Manager shall have been furnished with letters of Tohmatsu & Co., independent certified public accountants and auditors to the Company, each such letter to be dated the date of delivery thereof and in form and substance previously agreed by the Lead Manager;

(g) on the Closing Date, the Lead Manager shall have been furnished with a certificate executed by a duly authorized officer of the Company dated the Closing Date and to the following effect;

   (i) all the representations and warranties set out in paragraph (1) of Article 5

are true and correct in all material respects on the Closing Date, as if such representations and warranties were made or given on the Closing Date, and there has been no material breach of this Agreement by the Company; and

(ii) the statements contained in sub-paragraphs (b) and (c) of this Article are true and correct on the Closing Date.

(h) prior to the Closing Date the Lead Manager shall have been furnished with such documents as the Lead Manager may reasonably request for the purpose of verification of the statements contained in sub-paragraphs (a) through (c) of this Article.

Article 8. Termination of this Agreement

(1) If any of the following events occurs after the date of this Agreement and is continuing, the Lead Manager on behalf of the Managers may, after consultation with the Company to the extent practicable in the reasonable opinion of the Lead Manager, terminate this Agreement by notice to the Company given at any time before the effectiveness of the New Shares under paragraph (1) of Article 4:

(a) after the signing of this Agreement there shall have occurred an important change in the political, economic, fiscal or financial conditions or the foreign currency exchange market in Japan, Cayman Islands, Hong Kong or elsewhere which, in the reasonable opinion of the Lead Manager, would materially and adversely affect the success of the public offering of the New Shares contemplated hereby; or

(b) any of the conditions set out in Article 7 shall not have been satisfied and shall not have been waived by the Lead Manager.

(2) In case this Agreement is terminated in accordance with Section 1 of Article 8 after the Lead Manager has paid the Company the Net Subscription Moneys but prior to the effectiveness of the New Shares, the Company shall promptly pay back the Lead Manager the Net Subscription Moneys.

Article 9. Indemnification

The Company shall indemnify and hold harmless the Managers and the Underwriters and their directors, officers, operating officers, employees and agents from and against any and all liabilities, damages, losses and expenses which any of them may incur as a result of or in defending or investigating any legal action or claim brought or made against any of them, based on any alleged untrue statement of a material fact in the Securities Registration Statement or the Prospectus or any alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, provided, however, that the foregoing provisions in this paragraph shall not apply with regard to each Manager if such liabilities, damages, losses or expenses have been incurred in reliance upon and in conformity with written information that the Lead Manager designates in writing provided by said Manager to the Company for the express purpose to be used in the Securities Registration Statement or the Prospectus. If any such legal action or claim is brought against any Manager or Underwriter or any of their directors, officers, employees or agents, the relevant Manager, Underwriter, director, officer, employee or agent (as the case may be) shall promptly inform the Company thereof in writing.

Each Manager shall indemnify and hold harmless the Company and their directors, mangers, officers, operating officer, employees and agents from and against any and all liabilities, damages, losses and expenses which any of them may incur as a result of or in defending or investigating any legal action or claim brought or made against any of them, based on any alleged untrue statement of a material fact in the Securities Registration Statement or the Prospectus or any alleged omission to state a material fact required to be stated therein or necessary to not make the statements therein misleading but in each case only to the extent based on and in conformity with written information that the Lead Manager designates in writing provided by said Manager to the Company for the express purpose to be used in the Securities Registration Statement or the Prospectus.

Article 10. Notices

All notices hereunder shall be transmitted by airmail, by facsimile or by email (all such facsimile notices and email notices shall be immediately confirmed in writing by airmail letter), addressed as follows:

if to the Company, to:

Xinhua Finance Limited
Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central
HONG KONG
Facsimile: 852-2541-8266

email:gordon.lau@xfn.com
for the attention of Gordon Lau, the Chief Financial Officer

if to the Lead Manager, to:

Nomura Securities Co., Ltd.
Urbannet Otemachi Building
2-2, Otemachi 2-chome
Chiyoda-ku, Tokyo 100-8130
JAPAN
Facsimile: 81-3-3273-7660
email: takahashi-05sw@jp.nomura.com
for the attention of Masayoshi Takahashi, the managing director of the IPO Department

All such notices transmitted by airmail shall be deemed to have been received five business days (at the address of the recipient) after being put in the post. All such notices transmitted by facsimile or email shall be deemed to have been received on the business day (at the address of the recipient) immediately following the date of dispatch, provided that the receipt of the relevant notice is confirmed by the answerback report of the recipient.

Each of the Company and the Lead Manager may change its address, facsimile number or email address specified above by written notice given to the other.

Article 11. Governing Law

This Agreement and all the rights and obligations of the parties hereto arising under or relating to this Agreement shall be governed by, and construed in accordance with, the laws of Japan.

Article 12. Jurisdiction and Agent for Service of Process

(1) In the event that a litigation or legal action arises regarding or in connection with this Agreement, the Tokyo District Court shall have the exclusive competent jurisdiction for the first instance.

(2) The Company hereby designates Xinhua Finance Japan Limited, having its registered office at 2F 6-4, Toranomon 2-chome, Minato-ku, Tokyo 105-0001, Japan as the address solely for the purpose of accepting service of process and other judicial documents in Japan in connection with any such action instituted in Japan and appoints Xinhua Finance Japan Limited as the authorized agent to accept such service of process and other judicial documents. The Company may change such address and agent, provided that a notice to that effect shall be promptly given to the Lead Manager. So long as the Company's ordinary shares are listed on the Exchange, the Company shall take any and all action that may be necessary to effectuate and continue such designation and appointment in full force and effect.

Article 13. Language

This Agreement is executed in four (4) counterparts in the Japanese language, to each of which an English translation thereof is attached, and each of which shall be deemed an original. In the event of a difference in meaning, the Japanese version shall prevail.

IN WITENESS WHEREOF, the Company and the Managers have caused their duly authorized representatives to execute this Agreement.

October 18, 2004

XINHUA FINANCE LIMITED

By:

Title:

THE NOMURA SECURITIES CO., LTD.

By:

for and on behalf of each of the Managers set out above

By:

UNDERWRITING AGREEMENT

THIS UNDERWRITING AGREEMENT (this "Agreement") is made and entered into by and among Allen Parker Miner, ARK II CLO 2001-1, Limited, Dennis L. Pelino Family Trust, Fredy Bush Family Trust, Insight Associates Limited, Jae Lie, NVCC No.3 Venture Capital Investment Limited Partnership, NVCC No.4 Venture Capital Investment Limited Partnership, Patriarch Partners II, LLC, Patriarch Partners III, LLC and Xinhua Development Holdings Limited (each a "Seller" and together, the "Sellers"), Xinhua Finance Limited, having its registered office at Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies (the "Company"); and Nomura Securities Co., Ltd., having its registered office at 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8011, Japan (the "Underwriter"), with respect to the subscription for and the secondary distribution ("*uridashi*") (the "Secondary Distribution") of 7,478 shares of the Company's ordinary shares owned by the Sellers (the "Distribution Shares"), in accordance with the resolutions made by the board of directors of the Company on September 16, 2004 at the time of the listing of the Company's ordinary shares on Tokyo Stock Exchange, Inc. (the "Exchange") on October 28, 2004.

WHEREAS:

In accordance with the agreement for the underwriting of the Company's new shares, executed between the Company and the Underwriter, (the "New Shares Underwriting Agreement") on the same date as this Agreement, the public offering of 20,000 shares of the Company's ordinary shares (the "Offering Shares") will be conducted (the "Offering") at the same time as the Secondary Distribution, in accordance with the resolutions made by the Company's board of directors of the Company on September 16, 2004.

Together with the Offering and the Secondary Distribution, depending on the Offering's and the Secondary Distribution's demand, secondary distribution of 4,121 shares of the Company's ordinary shares borrowed by the Underwriter from the Company's shareholder NVCC No.1 Investment Enterprise Partnership and NVCC Kansai No.1 Investment Enterprise Partnership (the "Borrowed Shares", and, together with the Distribution Shares and the Offering Shares, the "Shares") will be conducted with the Underwriter as the seller (the "Over-Allotment Distribution", and, together with the Offering and the Secondary Distribution, the "Secondary Distribution, etc.").

In relation to the Over-Allotment Distribution, on September 16, 2004, the board of directors of the Company passed resolutions to issue up to 4,297 shares of the Company's ordinary shares by way of third party allotment to the Underwriter with November 29, 2004 as the payment date (the "Third Party Allotment"). Additionally, the Underwriter may purchase up to the same number of ordinary shares of the Company (the "Syndicate Covering Transaction") on the Exchange during the period from October 28 to November 18 (the "Syndicate Covering Transaction Period") as actually offered in the Over-Allotment Distribution for returning the Borrowed Shares. The Underwriter has predetermined that it will not subscribe for the shares allotted by the Third Party Allotment to the extent of the number of shares to be purchased in the Syndicate Covering Transaction, and therefore the number of shares to be issued regarding the Third Party Allotment may be reduced or the issuance pursuant to the Third Party Allotment may not take place. The Underwriter may decide at its sole discretion to not conduct the Syndicate Covering Transaction or to terminate the Syndicate Covering Transaction Period even if the number of shares purchased is less than the cap for the number of the Over-Allotment Distribution.

NOW, THEREFORE, IT IS HEREBY AGREED as follows:

Article 1. Method of Underwriting

(1) The Underwriter shall subscribe and pay for the number of Distribution Shares

stated in paragraph (2) of this Article, at a price of JPY 162,750 per Share (the "Issue Price").

(2) The number of shares to be sold by each Seller shall be as follows:

Allen Parker Miner	200shares
ARK II CLO 2001-1, Limited	1,101shares
Dennis L. Pelino Family Trust	145shares
Fredy Bush Family Trust	1,583shares
Insight Associates Limited	200shares
Jae Lie	300shares
NVCC No.3 Venture Capital Investment Limited Partnership	500shares
NVCC No.4 Venture Capital Investment Limited Partnership	500shares
Patriarch Partners II, LLC	1,101shares
Patriarch Partners III, LLC	233shares
Xinhua Development Holdings Limited	1,615shares

Article 2. Secondary Distribution of the Distribution Shares

Subject to the taking effect of the registration concerning the secondary distribution of the Distribution Shares contemplated hereby pursuant to the Securities and Exchange Law of Japan (Law No.25 of 1948) (the "Securities and Exchange Law"), the Underwriter will conduct the secondary distribution of the Distribution Shares in Japan at JPY175,000 (the "Offer Price") during the period from October 20 to October 25, 2004 (both days inclusive) in conformity with applicable laws and regulations of Japan.

Article 3. Method of Delivery

(1) The Underwriter shall pay each Seller the Issue Price multiplied by the number of shares to be sold by such Seller (the sum of such payments for all Sellers, the "Total Issue Price"), on October 28, 2004 (the "Share Certificate Delivery Date").

(2) Each Seller represents and warrants that it has sent its existing share certificates representing the Distribution Shares and the Transfer Deed to Tricor Services Limited ("Tricor") before October 11, 2004. The Company shall ensure that Tricor, after receiving those certificates, shall make them scripless, that Tricor shall issue new certificates representing the Distribution Shares in the name of Horsford Nominees Limited, a nominee in Hong Kong for Japan Securities Settlement & Custody, Inc. ("JSSC"), and that Tricor shall deposit, no later than October 19, 2004, such certificate with the account of JSSC at Standard Chartered Bank (Hong Kong) Limited. In exchange for the payment set forth in paragraph 1 of this Article, on the Share Certificate Delivery Date the Underwriter shall receive the Distribution Shares from the Sellers by way of JSSC entering the Distribution Shares to the credit at the Underwriter's share account in JSSC.

(3) Each Seller shall open an account at any of the following in advance: Nomura Securities Co., Ltd. (located in Japan), Nomura Securities International, Inc. (located in the U. S. A.), or Nomura International (Hong Kong) Limited.

(4) The payment to each Seller in paragraph 1 of this Article shall be made by transfer to the bank account of each Seller designated by such Seller. Each Seller shall inform the Company of Seller's name; the number of shares to be sold by that Seller; and the name of the bank to receive the payment for such Seller's sales proceeds, its branch name, and the type and number of its account; and the Company shall inform the Underwriter of all the above information by October 19, 2004. Each Seller shall provide the Underwriter with the necessary documents to enable the Underwriter to perform its obligations set forth in the Law regarding the Identification of the Client, etc., by Financial

Institutions, etc. The payment shall be made in Japanese Yen, unless other currency is designated by each Seller. The Underwriter may use such foreign exchange rate as it thinks adequate in case of payment in currencies designated by the Sellers other than Japanese Yen.

(5) The expenses required for the deposit of the Distribution Shares by each of the Sellers set forth in paragraph 2 of this Article shall be borne by each of the Sellers respectively.

Article 4. Payment for Expenses

(1) The Company shall pay stamp duties and other taxes and duties payable in Japan, Cayman Islands or Hong Kong upon or in connection with the Secondary Distribution, etc., and shall also pay all expenses incurred by the Company in connection with the performance of its obligations hereunder, including, without limitation, (a) expenses in connection with the printing and filing of the Securities Report filed by the Company with the Exchange for the listing of its ordinary shares on the Exchange, the Securities Registration Statement, the Prospectus, this Agreement and all other agreements relating to the Secondary Distribution, etc., and (b) fees and disbursements of the legal advisers and auditors to the Company in connection with such listing on the Exchange and the Secondary Distribution, etc.

(2) In addition, the Company agrees that, on a date separately agreed between the Company and the Underwriter, it will pay to the Underwriter an amount separately agreed between the Company and the Underwriter towards partial reimbursement of the Underwriter's reasonable out-of-pocket expenses, including traveling, telex, cable, facsimile, telephone, postage and other communication expenses, and the fees and disbursements of the legal advisers to the Underwriter, properly incurred in connection with the provision of assistance for the listing of the ordinary shares of the Company on the Exchange and the preparation and management of the Secondary Distribution, etc.

Article 5. Representations and Warranties of the Company

(1) The Company hereby represents and warrants to and for the benefit of the Underwriter and each Seller that:

(a) the Securities Registration Statement with respect to the Secondary Distribution, etc., the amendments to the Securities Registration Statement, the prospectus and the supplement thereto (i) are in all material respects in conformity with the requirements of the Securities and Exchange Law and the cabinet orders and ministerial ordinances and other rules and regulations thereunder (the "Rules and Regulations"), and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to not make the statements therein misleading, and the "Risks Related to Business, etc." stated in the Securities Registration Statement contains every statement which, might have a material effect on the risks of investment in the Shares or the investor's decision, on investment in the Shares;

(b) the Company has prepared a prospectus with respect to the Secondary Distribution, etc., contemplated hereby and intends to prepare a supplement thereto (such prospectus and supplement being hereinafter collectively referred to as the "Prospectus"); and as at the date on which the registration made through the Securities Registration Statement becomes effective (the "Effective Date") and the Share Certificate Delivery Date, the Prospectus, as supplemented up to the Effective Date, or as the case may be, the Share Certificate Delivery Date, (i) will conform in

all material respects to the requirements of the Securities and Exchange Law and the Rules and Regulations, and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to not make the statements therein misleading, and the "Risks Related to Business, etc." stated in the Prospectus contains every statement which might have a material effect on the risks of investment in the Shares or the investor's decision on investment in the Shares;

(c) since the respective dates as of which information is given in the Securities Registration Statement and the Prospectus, except as disclosed in the Securities Registration Statement and the Prospectus, (i) there has been no material adverse change in the financial condition, earnings, business affairs or business prospects of the Company and its subsidiaries, taken as a whole (the "Group"), and (ii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock;

(d) each member of the Group has been duly incorporated and is validly existing as a company limited by shares under the laws of the respective country in which each member has been established, with full power and authority to own its assets and to conduct its business as described in the Securities Registration Statement and the Prospectus;

(e) the Distribution Shares are fully paid, free of any pledge or other encumbrance, and will rank *pari passu* in all respects with all fully paid ordinary shares of the Company in issue;

(f) the Secondary Distribution, etc. in the manner contemplated hereby has been duly authorized by the Company according to applicable law; and the Secondary Distribution, etc. in the manner contemplated hereby and the Company's performance of or compliance with the provisions of this Agreement will not conflict with or result in any breach of any of the provisions of, or constitute a default under, any trust deed, loan agreement, contract or other agreement or instrument to which the Company is a party to or by which any of its assets is bound, nor will any such action result in any violation of the provisions of the Memorandum and Articles of Association of the Company, any statute or any order, rule or regulation applicable to the Company of any court or any regulatory authority or other governmental body having jurisdiction over the Company; and no consent, approval, authorization or other order of, or filing with, any such court or regulatory authority or other governmental body (other than those described herein as having been or to have been obtained, filed or otherwise complied with as contemplated herein) is required to be obtained or made by the Company for the execution, delivery and performance of this Agreement or the Secondary Distribution, etc. contemplated hereby;

(g) the execution, delivery and performance of this Agreement have been duly authorized by the Company, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other laws of general application affecting or relating to the enforcement of creditors' rights or by good faith or public policy;

(h) there is no litigation or governmental proceeding pending or, to the best of the Company's knowledge, threatened against the Company or any of its subsidiaries that could have a material adverse effect upon the Group; and

(i) (i) the Company has no relationship directly or indirectly with antisocial forces, such as violent groups, with regards to capital or funds, (ii) the Company does not in any respect supply any funds to antisocial forces such as violent groups and it does not have any plan to do so in the future, (iii) the Company has not appointed as an executive, etc., of the Company any person who belongs to an antisocial force such as a violent group or who is intimate with an antisocial force such as a violent group, and (iv) no antisocial force such as a violent group directly or indirectly engages in the management of the Company.

(2) In the event any of the representations and warranties by the Company in paragraph (1) of this Article are untrue, the Company shall indemnify the Underwriter for any expense and loss incurred by the Underwriter as a result of the Underwriter's reliance on such untrue representation or warranty.

(3) The Company shall promptly inform the Underwriter of any change that will have a material effect on any of the representations and warranties in paragraph 1 of Article 5, and take such measures as are reasonably requested by the Underwriter. The Company shall reimburse the Underwriter for any reasonable expenses incurred by the Underwriter in taking such measures subject to the demand by the Underwriter.

(4) The said representations and warranties shall remain in full force and effect notwithstanding the completion of the Secondary Distribution, etc. contemplated hereby.

Article 6. Covenants of the Company

(1) The Company agrees with the Underwriter that it will:

(a) diligently proceed with the application filed by the Company for the listing of its ordinary shares (including the Distribution Shares) on the Exchange, and use all reasonable endeavours to cause such listing to be made and to maintain such listing until the ordinary shares of the Company no longer qualify for listing;

(b) comply with all the provisions, applicable to the Company and the Distribution Shares, of the Securities and Exchange Law and the Rules and Regulations and all orders and guidance of the Prime Minister of Japan issued thereunder, and all applicable regulations and guidance of the Exchange on which the ordinary shares of the Company will be for the time being listed, including, without limitation, the filing with the Prime Minister of Japan of Securities Reports, semi-annual reports and (if necessary) extraordinary reports as required by the Securities and Exchange Law and the Rules and Regulations; and, for three years after the Share Certificate Delivery Date (but only if the ordinary shares of the Company are then listed on the Exchange), as soon as practicable furnish to the Underwriter copies of any and all documents that it may file with the Prime Minister of Japan or the Exchange with respect to the ordinary shares of the Company; and

(c) prior to making a public announcement between the date of this Agreement and the date of the listing of the Company's ordinary shares on the Exchange, shall notify and consult with the Underwriter on the manner, timing, and contents of the announcement and obtain the approval of the Underwriter.

(2) If any material adverse change affecting any of the representations or warranties contained in paragraph (1) of Article 5 shall come to its knowledge at any time prior to the making of the payment by the Underwriter pursuant to paragraph (1) of Article 4, the Company shall as soon as

practicable notify the Underwriter of such change and take such steps as may be reasonably requested by the Underwriter to remedy or publicise the same (including the filing of an amendment or amendments to the Securities Registration Statement) and shall reimburse the Underwriter for the reasonable costs and expenses of any action taken by it in that connection.

Article 7. Representations and Warranties of the Sellers

(1) Each Seller, severally (as to itself only) and not jointly, hereby represents and warrants to and for the benefit of the Underwriter that the following matters are true and correct as of the date of execution of this Agreement:

(a) The Seller has the necessary power and authority to execute this Agreement, and to dispose of the Distribution Shares in accordance with each of the terms of this Agreement.

(b) All information submitted in writing by the Seller for the express purpose to be included in the disclosure documents is true, correct, and complete as of each date, and does not contain any untrue statement on material facts in relation to the Secondary Distribution, and does not omit to state any material matters required to be stated therein or any material facts necessary to not make the statements therein misleading.

(c) (i) Each of Dennis L. Pelino Family Trust, Fredy Bush Family Trust, Insight Associates Limited, Jae Lie and Xinhua Development Holdings Limited has no knowledge of any fact or situation, or the cause thereof, that has not been disclosed in the disclosed documents and that may materially affect the Company's share price after its listing if it is disclosed (including material facts set forth in Article 166 Section 2 of the Securities and Exchange Law).
(ii) Each of Allen Parker Miner, Ark II CLO 2001-1, Limited, NVCC No.3 Venture Capital Investment Limited Partnership, NVCC No.4 Venture Capital Investment Limited Partnership, Patriarch Partners II, LLC, and Patriarch Partners, III, LLC (together the "Investor Sellers") is not a director or officer of the Company and within the last 60 days has not received any information from the Company of any material fact not disclosed in the draft Prospectus dated September 16, 2004 (as sent by the Company to Seller) which, in Investor Seller's judgment, if disclosed would materially affect the Company's share price after its listing.

(d) Except for the cases set forth in this Agreement, the Distribution Shares of Seller are not subject to any security interest such as a lien, pledge, subscription right, or purchase right, and the Seller beneficially owns the Distribution Shares. When the relevant shares to be distributed are delivered to the Underwriter in accordance with this Agreement, beneficiary shareholders of the relevant shares to be distributed may fully own the rights and interests that are owned by shareholders on the shareholder's register for the Company's ordinary shares (excluding those rights and interests for which the record date is fixed prior to the Share Certificate Delivery Date).

(e) The Seller's (excluding natural person in this sub-paragraph) execution of this Agreement and performance of the obligations hereunder, and the Secondary Distribution, has been duly approved based on the necessary internal procedures of the Seller, and will not conflict with any provision of the Articles of Association or the internal regulations of the Seller, or any other agreement that has already been executed by the Seller.

(f) (i) the Seller has no relationship directly or indirectly with antisocial forces, such as violent groups, with regards to capital or funds,
(ii) the Seller does not in any respect supply any funds to antisocial forces such as violent groups and it does not have any plan to do so in the future,
(iii) the Seller (excluding natural person in this clause) has not appointed as an executive, etc., of the Seller any person who belongs to an antisocial force such as a violent group or who is intimate with an antisocial force such as a violent group, and
(iv) no antisocial force such as a violent group directly or indirectly engages in the management of the Seller (excluding natural person in this clause).

(2) In the event any of the representations or warranties by the Seller in paragraph (1) of Article 7 is untrue, such Seller shall indemnify the Underwriter for any expense and loss incurred by the Underwriter as a result of the Underwriter's reliance on such untrue representation or warranty but only up to: (x) the aggregate proceeds received by such Seller from the sale of its shares in the Secondary Distribution less (y) the amount paid by such Seller if any under Article 11 hereof.

(3) The Seller shall promptly inform the Underwriter if, before the preceding day of the Share Certificate Delivery Date, there is any change or modification that will have a material effect on any of the representations and warranties of such Seller in paragraph (1) of Article 7, and such Seller shall take such measures as are reasonably demanded by the Underwriter. The Seller shall reimburse the Underwriter for any reasonable costs and expenses incurred by the Underwriter in taking such measures.

(4) The provisions of paragraph (1) and (2) of Articles 7 shall remain in full force and effect notwithstanding the completion of the Secondary Distribution, etc.

Article 8. Public Announcement

During the period between the date of this Agreement and the Share Certificate Delivery Date, if the Sellers wish to make a public announcement on any matter that may influence the investor's decision, the Sellers shall notify and consult with the Underwriter on the manner, timing, and contents of the announcement and obtain the prior approval of the Underwriter.

Article 9. Conditions Precedent to the Underwriter's Obligations

The Underwriter's obligations to subscribe and pay for the total amount of the Issue Price to the Sellers under this Agreement shall be subject to all of the following conditions precedent; provided, however, that the Underwriter may waive compliance with any of such conditions (other than the condition set out in sub-paragraph (d) below):

(a) all the representations and warranties set out in paragraph (1) of Article 5 shall be true and correct in all material respects on the Share Certificate Delivery Date, as if such representations and warranties were made or given on the Share Certificate Delivery Date, and there shall have been no material breach of this Agreement by the Company;

(b) all the representations and warranties set out in paragraph (1) of Article 7 are true and correct on the day before the Share Certificate Delivery Date, as if such representations and warranties were made or given on the day before the Share Certificate Delivery Date;

(c) the registration made through the Securities Registration Statement shall have become effective pursuant to the Securities and Exchange Law on or prior to the business day in Japan immediately following the date of this Agreement (or such later date as the Company and the Underwriter may agree upon) and shall remain effective on the Share Certificate Delivery Date; and no notice of a hearing, from which an order suspending the effectiveness of the registration may result, shall have been given on or prior to the Share Certificate Delivery Date;

(d) during the period from the signing of this Agreement to and including the Share Certificate Delivery Date, there shall have been no material adverse change in the financial condition or results of operations of the Group;

(e) the listing of the Company to the Exchange has been approved by the Exchange and such approval has not been cancelled;

(f) on the Share Certificate Delivery Date, the Underwriter shall have been furnished with the following legal opinions each dated as of the Share Certificate Delivery Date and in a form and substance previously agreed by the Underwriter;

  (i) a legal opinion of Conyers Dill & Pearman, legal advisers to the Company in Cayman Islands;

  (ii) a legal opinion of Mori Hamada & Matsumoto, legal advisers to the Company in Japan;

  (iii) a legal opinion of Preston Gates Ellis, legal advisers to an important subsidiary of the Company in Hong Kong;

  (iv) a legal opinion of Preston Gates Ellis, legal advisers to an important subsidiary of the Company in the United States; and

  (v) a legal opinion of TMI Associates, legal advisers to the Underwriter;

(g) on September 15, 2004 and October 27, 2004, the Underwriter shall have been furnished with letters of Tohmatsu & Co., independent certified public accountants and auditors to the Company, each such letter to be dated as of its date of delivery and in a form and substance previously agreed by the Underwriter;

(h) on the Share Certificate Delivery Date, the Underwriter shall have been furnished with a certificate executed by a duly authorized officer of the Company dated as of the Share Certificate Delivery Date and to the following effect;

  (i) the representations and warranties set out in paragraph (1) of Article 5 are true and correct in all material respects on the Share Certificate Delivery Date, as if such representations and warranties were made or given on the Share Certificate Delivery Date, and there has been no material breach of this Agreement by the Company; and

  (ii) the statements contained in sub-paragraphs (b) and (c) of this Article are true and correct on the Share Certificate Delivery Date; and

(i) the Sellers shall submit to the Underwriter the following document in the format and date requested by the Underwriter, at the Underwriter's designated time prior to the

day before the Share Certificate Delivery Date:
a certificate prepared by each Seller or by the representative director or an authorized representative of each Seller stating that all the representations and warranties set out in paragraph (1) of Article 7 are true and correct on the day before the Share Certificate Delivery Date, as if such representations and warranties were made or given on the day before the Share Certificate Delivery Date.

Article 10. Termination of this Agreement

If any of the following events occurs after the date of this Agreement and is continuing, the Underwriter may, after consultation with the Sellers and the Company to the extent practicable in the reasonable opinion of the Underwriter, terminate this Agreement by notice to the Sellers and the Company given at any time before payment of the sales proceeds on the Share Certificate Delivery Date under Article 3:

(a) after the signing of this Agreement there shall have occurred an important change in the political, economic, fiscal or financial conditions or the foreign currency exchange market in Japan, Cayman Islands, Hong Kong or elsewhere that, in the reasonable opinion of the Underwriter, would materially and adversely affect the success of the Secondary Distribution, etc. of the Distribution Shares contemplated hereby; or

(b) any of the conditions set out in Article 9 shall not have been satisfied and shall not have been waived by the Underwriter.

Article 11. Indemnification

The Company shall indemnify and hold harmless the Underwriter, each Seller, and their directors, managers, officers, operating officers, employees and agents from and against any and all liabilities, damages, losses and expenses which any of them may incur as a result of or in defending or investigating any legal action or claim brought or made against any of them, based on any alleged untrue statement of a material fact in the Securities Registration Statement or the Prospectus or any alleged omission to state a material fact required to be stated therein or necessary to not make the statements therein misleading; provided, however, that the foregoing provisions in this paragraph shall not apply if such liabilities, damages, losses or expenses have been incurred in reliance upon and in conformity with information on Underwriter furnished in writing to the Company by the Underwriter expressly for use therein. If any such legal action or claim is brought against the Underwriter or any of its directors, officers, employees or agents, the relevant Underwriter, director, officer, employee or agent (as the case may be) shall promptly inform the Company and the Underwriter thereof in writing. If any lawsuit is brought or any claim for damages is made against the Underwriter, measures reasonably required by the Underwriter to remedy the matter shall be immediately taken, and any necessary cooperation to defend the Underwriter, such as provision of evidentiary materials, etc., shall be made.

Each Seller shall indemnify and hold harmless the Underwriter and their directors, officers, operating officer, employees and agents from and against any and all liabilities, damages, losses and expenses which any of them may incur as a result of or in defending or investigating any legal action or claim brought or made against any of them, based on any alleged untrue statement of a material fact in the Securities Registration Statement or the Prospectus or any alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading but in each case only to the extent based on and in conformity with written information provided by such Seller to the Company for the express purpose to be used in the Securities Registration Statement or

the Prospectus; provided, however, that the foregoing indemnity in this paragraph shall not apply if such liabilities, damages, losses or expenses have been incurred due to default, bad faith or negligence on the part of the Underwriter. The foregoing indemnity of each Seller shall be limited to: (x) the aggregate proceeds received by such Seller from the sale of its shares in the Secondary Distribution less (y) the amount paid by such Seller if any under clause (2) of Article 7 hereof.

The Underwriter shall indemnify and hold harmless the Company and each Seller and their directors, managers, officers, operating officer, employees and agents from and against any and all liabilities, damages, losses and expenses which any of them may incur as a result of or in defending or investigating any legal action or claim brought or made against any of them, based on any alleged untrue statement of a material fact in the Securities Registration Statement or the Prospectus or any alleged omission to state a material fact required to be stated therein or necessary to not make the statements therein misleading but in each case only to the extent based on and in conformity with written information on Underwriter provided by such underwriter to the Company for the express purpose to be used in the Securities Registration Statement or the Prospectus.

Article 12. Notices

All notices hereunder shall be transmitted by airmail, by facsimile or by email (all such facsimile notices and email notices shall be immediately confirmed in writing by airmail letter), addressed as follows:

if to the Company, to:

Xinhua Finance Limited
Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central
Hong Kong
Facsimile: 852-2541-8266
email: gordon.lau@xfn.com
to the attention of Gordon Lau, Chief Financial Officer

if to the Underwriter, to:

Nomura Securities Co., Ltd.
Urbannet Otemachi Building
2-2, Otemachi 2-chome
Chiyoda-ku, Tokyo 100-8130
Japan
Facsimile: 81-3-3273-7660
email: takahashi-05sw@jp.nomura.com
to the attention of Masayoshi Takahashi, Managing Director of the IPO Department

if to the Seller, to:

Allen Parker Miner
Ebisu Business Tower 13F
1-19-19, Ebisu Shibuya-ku, Tokyo 150-0013
Japan

Facsimile: 81-3-4360-4001
email: allen@sunbridge.com, horiguchi@sunbridge.com
to the attention of Allen Parker Miner and Sachiko Horiguchi

ARK II CLO 2001-1, Limited
c/o Patriarch Partners LLC

40 Wall Street, 25th Floor, New York, NY 10005
USA
Facsimile: 1-917-344-8860
email: jkibbe@rsko.com
to the attention of Jon Kibbe of Richards Spears Kibbe & Orbe LLP

Dennis L. Pelino Family Trust
1500 Ocean Drive Suite 1201
Miami Beach, Florida 33139
USA
Facsimile: 1-305-672-0590
email: dennispelino@stonepath.com
to the attention of Dennis Pelino

Fredy Bush Family Trust
c/o Wilmington Trust Company
Rodney Square North, 1100 North Market Street, 8th Floor,
Wilmington, DE 19890,
USA
Facsimile: 1-302-427-4656
email: eweaver@wilmingtontrust.com
to the attention of Earl Weaver of Wilmington Trust Co.

Insight Associates Limited
c/o Preston Gates & Ellis
35th Floor, Two International Finance Centre, 8 Finance Street
Hong Kong
Facsimile: 852-2541-8266
email: gordon.lau@xinhuafinance.com
to the attention of Gordon Lau

Jae Lie
1500 Huaihai Central Road
Tower 3, Room 15D, Shanghai,
P.R. China
Facsimile: 852-2541-8266
email: jae.lie@xinhuafinance.com
to the attention of Jae Lie

NVCC No.3 Venture Capital Investment Limited Partnership
c/o Nippon Venture Capital Co Ltd.
7-1-16 Akasaka Minato-Ku, Tokyo
Japan
Facsimile: 81-3-5413-2689
email: mkaneko@nvcc.co.jp
to the attention of Masashi Kaneko

NVCC No. 4 Venture Capital Investment Limited Partnership
c/o Nippon Venture Capital Co Ltd.
7-1-16 Akasaka Minato-Ku, Tokyo

Japan
Facsimile: 81-3-5413-2689
email: mkaneko@nvcc.co.jp
to the attention of Masashi Kaneko

Patriarch Partners II, LLC
c/o Patriarch Partners LLC
40 Wall Street, 25th Floor, New York, NY 10005
USA
Facsimile: 1-917-344-8860
email: jkibbe@rsko.com
to the attention of Jon Kibbe of Richards Spears Kibbe & Orbe LLP

Patriarch Partners III, LLC
c/o Patriarch Partners, LLC
40 Wall Street, 25th Floor, New York, NY 10005
USA
Facsimile: 1-917-344-8860
email: jkibbe@rsko.com
to the attention of Jon Kibbe of Richards Spears Kibbe & Orbe LLP

Xinhua Development Holdings Limited
The Office of East Asia Chambers
P.O. Box 901, Road Town, Tortola
British Virgin Islands
Facsimile: 86-755-8209-1261
email: billionw@yahoo.com.cn
to the attention of Wang Bin

All such notices transmitted by airmail shall be deemed to have been received five business days (at the address of the recipient) after being put in the post. All such notices transmitted by facsimile or email shall be deemed to have been received on the business day (at the address of the recipient) immediately following the date of dispatch, provided that the receipt of the relevant notice is confirmed by the recipient's reply.

Each of the Company, the Underwriter and the Seller may change its address, facsimile number or email address specified above by written notice given to the other parties to this Agreement.

Article 13. Governing Law

This Agreement and all the rights and obligations of the parties hereto arising under or relating to this Agreement shall be governed by, and construed in accordance with, the law of Japan.

Article 14. Jurisdiction and Agent for Service of Process

(1) In the event that a litigation or legal action arises regarding or in connection with this Agreement, the Tokyo District Court shall have exclusive competent jurisdiction in the first instance.

(2) The Company hereby designates Xinhua Finance Japan Limited, having its

registered office at 2F 6-4, Toranomon 2-chome, Minato-ku, Tokyo 105-0001, Japan as the address solely for the purpose of accepting service of process and other judicial documents in Japan in connection with any such action instituted in Japan and appoints Xinhua Finance Japan Limited as the authorized agent to accept such service of process and other judicial documents. The Company may change such address and agent, provided that a notice to that effect shall be promptly given to the Underwriter. So long as the Company's ordinary shares are listed on the Exchange, the Company shall take any and all action that may be necessary to effectuate and continue such designation and appointment in full force and effect.

Article 15. Language

This Agreement is executed in 13 counterparts in the Japanese language, to each of which an English translation thereof is attached, and each of which shall be deemed an original. In the event of a difference in meaning, the Japanese version shall prevail.

Article 16. Several

The obligations of Sellers under this agreement are several (as to such Seller only) and not joint.

IN WITNESS WHEREOF, the Company and the Underwriter have caused their duly authorized representatives to execute this Agreement.

October 18, 2004

Seller
Allen Parker Miner
Ebisu Business Tower 13F, 1-19-19, Ebisu Shibuya-ku, Tokyo 150-0013, Japan

____
By:

Title:

Seller
ARK II CLO 2001-1, Limited
c/o Patriarch Partners LLC,
40 Wall Street, 25th Floor, New York, NY 10005, USA

____
By: Lynn Tilton

Title: Manager

Seller
Dennis L. Pelino Family Trust
1500 Ocean Drive Suite 1201, Miami Beach, Florida 33139

____

By:

Title:

Seller
Fredy Bush Family Trust
c/o Wilmington Trust Company,
Rodney Square North, 1100 North Market Street, 8th Floor, Wilmington, DE 19890, USA

____
By:

Title:

Seller
Insight Associates Limited
c/o Preston Gates & Ellis,
35th Floor, Two International Finance Centre, 8 Finance Street, Hong Kong

____
By:

Title:

Seller
Jae Lie
1500 Huaihai Central Road, Tower 3, Room 15D, Shanghai, P.R. China

____
By:

Title:

Seller
NVCC No. 3 Venture Capital Investment Limited Partnership
c/o Nippon Venture Capital Co Ltd
7-1-16 Akasaka Minato-Ku, Tokyo, Japan

____
By:

Title:

Seller
NVCC No.4 Venture Capital Investment Limited Partnership
c/o Nippon Venture Capital Co Ltd
7-1-16 Akasaka Minato-Ku, Tokyo, Japan

____
By:

Title:

Seller
Patriarch Partners II, LLC
c/o Patriarch Partners LLC
40 Wall Street, 25th Floor, New York, NY 10005, USA

By: Lynn Tilton

Title: Manager

Seller
Patriarch Partners III, LLC
c/o Patriarch Partners, LLC
40 Wall Street, 25th Floor, New York, NY 10005, USA

____
By: Lynn Tilton

Title: Manager

Seller
Xinhua Development Holdings Limited
The Office of East Asia Chambers, P.O. Box 901, Road Town, Tortola,
British Virgin Islands

____
By:

Title:

Company
Xinhua Finance Limited
Suite 2003-4 Vicwood Plaza 199 Des Voeux Road Central Hong Kong

____
By: Fredy Bush

Title: CEO

Underwriter
Nomura Securities Co., Ltd.
Urbannet Otemachi Building
2-2, Otemachi 2-chome
Chiyoda-ku, Tokyo 100-8130
Japan

By: ______________________

Title:

Filing Document:	Extraordinary Report
Addressee of the Filing:	The Director of Kanto Local Finance Bureau
Filing Date:	December 13, 2004
Name of the Issuer:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Principal Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Name and Title of Registration Agent:	Kensuke Ambe Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-5223-7777
Name of Liaison Contact:	Masakazu Masujima Aya Ogawa Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-5220-1812
Places where a copy of this Securities Registration Statement is available for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

1. [Reason for Filing this Extraordinary Report]

- Since Mr. Graham Anton Earnshaw, the Managing Director of Financial News Division, has retired from the members of board of directors, on the date of December 3, 2004, we hereby file this Extraordinary Report, pursuant to the Article 4, Paragraph 24-5 of Securities and Exchange Law and to Article 19, Paragraph 1 and Article 19, Paragraph 2 Subparagraph 9 of the Ordinance Concerning Securities Company.

2. [what to report]
move in the members of the board of directors

a. the name, position, and the date of birth of the member to retire from the member of the board of directors.
- name: Graham Anton Earnshaw
- position: Managing Director of Financial News Division
- date of birth: 12/29/1952
notes: Mr. Earnshaw will continue to work as the Managing Director of Financial News Division.

b. effective date
- 12/3/2004

c. the number of shares held by the director on the effective date
- 750 shares

1 【Reason of Filing】

We hereby file this report in accordance with Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 1 and 2 of Ordinance Concerning Securities Company, in respect to the resolution of Compensation Committee to issue ordinary shares. The ordinary shares, the majority of which were committed to be issued prior to the Company's initial public offering, are being issued to employees and executives as part of employee compensation for past performance.

2 【Nature of Report】

Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
3,043.833

(2) Issue Price
HK 20 per share

(3) Amount to be capitalized per share
HKD20 per share.
*The amount consists of the amount credited to share capital and share premium.

(4) Total amount of issue price
USD7,804.70 (HKD60,876.66)

(5) Total amount to be capitalized
USD7,804.70 (HKD60,876.66)

c. Names of Underwriters
Not applicable.

d. Amount of Proceeds and Use of them

(1) Amount of Proceeds from the Issuance
USD7,804.70 (HKD60,876.66)

(2) Use of Proceeds from the Issuance

General operations.

e. Date of Issue
   January 2005

f. Name of Exchange on which the shares will be listed
   Tokyo Stock Exchange, Inc.

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	March 2, 2005
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive P. O. Box 2681GT, George Town, Grand Cayman, British West Indies
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5223-7777
【Name of Contacts】	Attorney-in-law, Masakazu Masujima; Aya Ogawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5220-1812
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason for the Filing】

We hereby file this Extraordinary Report pursuant to the Article 24-5, Paragraph 4 of the Securities and Exchange Law of Japan and the Article 19, Paragraph 2 Subparagraph 1 of the Ordinance Concerning Securities Company because Xinhua Finance Limited (the "Company"), as the Issuer of the securities, has commenced the offering of the securities in the places other than Japan.

2 【Report】

1 Series and Description of Securities

The stock options (hereinafter referred to as the "Stock Option") to obtain Par-value Common Shares of the Company (with par-value at HK$ 20.00 per share) (hereinafter referred to as the "Common Shares")

Note: The offering is conducted based on the "Xinhua Finance Limited Amended Share Option Plan"(hereinafter referred to as the "Plan"). This Plan constitutes an amendment and restatement of the Share Option Plan adopted by the shareholders of Xinhua Financial Network Limited (hereinafter referred to as "XFN") at its 2003 annual general meeting, and by the directors of the Company as successor company to XFN on 1 April 2004, and by the Compensation Committee of the Company on February 9, 2005.

2 Description of the Stock Option

(1) Number of Options Issued

5,000 at a maximum

(2) Issue Price

Issued for free

(3) Aggregate Price for Issuance

To be determined based on actual number of options issued and strike price.

(4) Series and Number of Shares to be Issued by Exercising the Stock Option

(a) Series

Common Share of the Company

(b) Number

1 Share per 1 Stock Option

(5) Price to be paid in Exercising the Stock Option

To be determined based on the average closing price of Shares for the 90 days ending December 31, 2004.

(6) Vesting Period of the Stock Option

The Stock Options vest 1/3 at the end of 2005, 1/3 at the end of 2006 and 1/3 at the end of 2007. and will expire 10 years after the issuance.

(7) Exercise of the Stock Option

The Stock Option is exercisable at such times under such conditions as determined by the Board and as permissible under the terms of the Plan. The Stock Option is deemed to be exercised when written notice of such exercise has been given to the Company and the Company has received full payment of the Stock Options with respect to which the Option is exercised.

(8) Amount to be Capitalized in case where Shares are issued by exercising the Stock Options

Same as the strike price.

Note: The payment amount which exceeds the par value of HK$20.00 is recorded as the Share Premium Account.

(9) Transferability

The Stock Option is non-transferable.

3 Issuance Manner

Offering to the executives of the Company and its subsidiaries

4 Name of the Underwriter

N/A

5 Offering Area

September 16, 2004

Dear Sirs,

Name of the Company: Xinhua Finance Limited
Representative: Chief Executive Officer
Fredy Bush
(Code Number : 9399)
Inquiries to: Chief Financial Officer,
Gordon Lau
(TEL: Hong Kong 852-3102-3939)
Inquiries to: Managing Director,
Corporate Communication
Satoshi Takenaka
(TEL: Tokyo 03-3500-5328)

Financial Projection for Fiscal Year Ending December 2004

Due to our global presence, we have prepared our consolidated financial statements and projections in accordance with Japan GAAP and IFRS to meet the needs of our Japanese and international investors.

There are significant differences between Japan GAAP and IFRS as applied to us, including those relating to amortization of goodwill and share issuance costs. These differences result in a material deviation between the net loss projected under Japan GAAP and the net loss projected under IFRS.

- *Consolidated Goodwill*

- Japan GAAP requires consolidated goodwill to be amortized within 20 years. The consolidated goodwill of the Company has been and projected to be amortized by the straight-line method over a period of 20 years. Under IAS 36, our consolidated goodwill in connection with subsidiaries acquired on or after March 31, 2004 is not amortized but is assessed for impairment at least annually.

- *Share Issuance Costs*

- Our share issuance costs under Japan GAAP are charged to income when incurred. Under IFRS, external costs directly attributable to the issue of new shares are shown as a deduction, net of tax, in equity from the proceeds.

EBITDA is presented in the projections because we believe it is an important measure of our financial performance. Due to the nature of our industry and extent of our acquisition activities, a large portion of our assets consists of purchased goodwill (or consolidated goodwill). Purchased goodwill represents the excess of the aggregate purchase price over the fair value of the net assets of the business acquired and is required to be amortized under Japan GAAP. Since amortization expense is a non-cash expense, we view EBITDA as an important measure of our cash flow and overall financial performance.

The financial outlook for fiscal year ending December 2004 is as follows:

Consolidated financial highlights based on Japan GAAP

(Unit: Yen thousand except for Net Loss per Share, which is in Yen)

Fiscal Year / Item	Year Ending December 2004 (projection)			Half Year Ended June 2004 (actual)	Year Ended December 2003 (consolidated actual performance of XFN*1)	
		Composition Ratio (%)				Composition Ratio (%)
Sales Amount	6,072,000	100.0		1,916,071	1,729,909	100.0
EBITDA *2	370,996	6.1		21,133	△99,725	△5.8
Ordinary Loss	904,344	△14.9		419,627	467,808	△27.0
Net Loss	1,116,864	△18.4		460,181	466,375	△27.0
Net Loss per Share*3	Yen 5,548.93			Yen 5,206.34	Yen 11,716.72	

For reference only (Unit: USD million except for Net Loss per Share, which is in USD)

Fiscal Year / Item	Year Ending December 2004 (projection)			Half Year Ended June 2004 (actual)	Year Ended December 2003 (consolidated actual performance of XFN*1)	
		Composition Ratio (%)				Composition Ratio (%)
Sales Amount	55.2	100.0		17.9	16.1	100.0
EBITDA *2	3.4	6.1		0.2	△0.9	△5.8
Ordinary Loss	8.2	△14.9		3.9	4.4	△27.0
Net Loss	10.2	△18.4		4.3	4.4	△27.0
Net Loss per Share*3	USD 50.44			USD 48.60	USD 109.37	

XFN and the Company have not paid any dividends since incorporation, and no dividends are expected to be paid in FY2004.

*1 Xinhua Financial Network Limited ("XFN"), the operating company of and predecessor to the Company, was incorporated and registered in Hong Kong on November 17, 1999. XFN was founded to become the comprehensive and definitive source of market indices, ratings, financial news and analysis necessary for making investment decisions in China's financial markets.

The Company was incorporated in January 2004 under the Companies Law in Cayman to be the holding company of XFN. Through a share exchange transaction completed in March 2004, all of the shares of XFN were transferred to the Company and in return the Company issued to the shareholders of XFN an equivalent number of the Company's shares. As a result, the Company became the sole shareholder of XFN and the previous shareholders of XFN became the shareholders of the Company.

*2 EBITDA is defined as operating income or loss plus depreciation, amortization and amortization of goodwill.

*3 In August 2004, the Company announced a reverse share split. As such the above net loss per share for fiscal year ended 2003 and for the half year ended June 2004 were retroactively adjusted assuming such reverse share split was made at the beginning of the year for the respective periods. In addition, preferred shares previously issued by the Company will automatically convert into ordinary shares upon an initial public offering ("IPO") of the Company's shares and such conversion is also retroactively applied from the beginning of the year for the respective periods above. The net loss per share for the year ended December 2004 is calculated by using 201,275.358 shares, the expected number of shares to be listed at the timing of the IPO, which includes 20,000 shares to be issued for the IPO.

*4 Revenue for FY2004 is projected to be 6,072 million Yen. Projected growth in 2004 is mainly driven by:

- *Additional business developments in 2004* - generated from demand for China focused financial information, product line extensions with existing clients, and introducing and bringing new products from acquired subsidiaries and strategic partners into the China market.

- *New revenue streams from acquired subsidiaries in 2004 with significant impact in the second half of this year due to financial consolidation of subsidiaries purchased in June and July 2004.*

As a result of projected higher revenue streams, EBITDA for FY2004 is projected to be 371 million Yen. The change from EBITDA of 371 million Yen to Ordinary Loss of 904 million Yen is mainly due to:

Attention: This document is a statement of facts for public announcement, and is not intended to induce investment. The ordinary shares of the Company have not been and will not be registered under the securities regulation of any jurisdiction other than Japan, including, but not limited to, the United States. Accordingly, they are not being offered, sold or delivered within the United States or to U.S. persons or otherwise outside of Japan.

- non-cash depreciation and amortization expense that arises mainly from strategic acquisitions that add depth and breath to our existing product lines; and
- share issuance costs in relation to fund raising activities including the upcoming Tokyo listing.

The change from Ordinary Loss of 904 million Yen to Net Loss of 1,117 million Yen is mainly due to taxes and minority interests.

*5 As related to consolidated financial highlights in USD provided for reference only, conversion rate from USD to Yen is 1:110 whereas conversion rate for historical results is 1:107.13.

<Reference>

Consolidated financial highlights based on IFRS (Unit: Yen thousand)

Fiscal Year / Item	Year Ending December 2004 (projection)	Composition Ratio (%)		Half Year Ended June 2004 (actual)	Year Ended December 2003 (consolidated actual performance of XFN)	Composition Ratio (%)
Sales Amount	6,072,000	100.0		1,916,071	1,614,449	100.0
EBITDA *1	370,996	6.1		27,318	△94,060	△5.8
Net Loss	393,910	△6.5		145,054	168,837	△10.5

For reference only (Unit: USD million)

Fiscal Year / Item	Year Ending December 2004 (projection)	Composition Ratio (%)		Half Year Ended June 2004 (actual)	Year Ended December 2003 (consolidated actual performance of XFN)	Composition Ratio (%)
Sales Amount	55.2	100.0		17.9	15.1	100.0
EBITDA *1	3.4	6.1		0.3	△0.9	△5.8
Net Loss	3.6	△6.5		1.4	1.6	△10.5

*1 EBITDA is EBITDA is defined as operating income or loss plus depreciation, amortization and amortization of goodwill.

*2 As related to financial projections, conversion rate from USD to Yen is 1:110 whereas conversion rate for historical results is 1:107.13.

*3 Net loss under IFRS for FY2004 is projected to be 393 million Yen compared to net loss under Japan GAAP of 1,117 million Yen. The difference between net loss under Japan GAAP and net loss under IFRS is mainly due to non-cash depreciation and amortization expense and share issuance costs.

Note: The Company is a Cayman registered holding company, and does not intend to generate any revenue. We do not make projections for the Company on a standalone basis because we believe it is inappropriate to estimate costs and expenses incurred at the holding company level in advance, since they will be calculated at the end of the accounting period.

End

SEMI ANNUAL REPORT FOR THE PURPOSE OF APPLICATION FOR LISTING


SEC MAIL PROCESSING
RECEIVED
APR 12 2005
WASH, D.C.
185
SECTION

Xinhua Finance Limited

[Cover Page]

Filing Document:	Semi Annual Report for the Purpose of Application for Listing
Addressee of the Filing:	Takuo Tsurushima, President and CEO of Tokyo Stock Exchange, Inc.
Filing Date:	September 30, 2004
Name of the Issuer:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Principal Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-5223-7777
Name of Liaison Contact:	Toru Ishiguro Satoshi Nakamura Kensuke Ambe Mikiko Toeda Masakazu Masujima Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-6212-8323

PART I CORPORATE INFORMATION

I. OUTLINE OF LEGAL AND OTHER SYSTEMS IN THE HOME COUNTRY

1. Outline of Corporate System, etc.

(1) Corporate System of the Country and State in which the Issuer is Incorporated

There have been no changes in the corporate system of the country and state in which the Issuer is incorporated during the 6 months ended June 30, 2004.

(2) Corporate System as Provided for in the Memorandum of Association and Articles of Association of the Issuer

The Company was incorporated in the Cayman Islands on January 5, 2004 as an exempted company with limited liability under the Companies Law. As an exempted company, its operations must be conducted primarily outside the Cayman Islands.

Memorandum and Articles of Association

Meetings

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing and any other extraordinary general meeting shall be called by not less than 14 days' notice in writing. Notice of every general meeting shall be given to all our members other than those who under the provisions of our Articles of Association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our auditors for the time being.

No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the commencement of business.

Two of our members present in person or by proxy holding shares shall be a quorum provided that shares representing not less than one-third of the total voting rights of all members having the right to vote at the meeting shall be a quorum where a special resolution is to be considered.

A corporation being a member shall be deemed for the purpose of our Articles of Association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our members. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual member.

The quorum for a separate general meeting of the holders of a separate class of our shares is described in "Modification of Rights" below.

Special resolution - supermajority required

Pursuant to our Articles of Association, a special resolution must be passed by a majority of not less than two-thirds of the votes cast by such members as, being entitled so to do, vote in person or, in the case of such members as are corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which not less than 21 clear days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given. Provided that if it is so agreed by all the members having a right to attend and vote at such meeting, a resolution may be proposed and passed as a special resolution at a meeting of which less than 21 clear days' notice has been given. A copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

An ordinary resolution is defined in our Articles to mean a resolution passed by a simple majority of the votes of such members as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with our Articles.

Voting rights attaching to the ordinary shares

Subject to any special rights or restrictions as to voting for the time being attached to any ordinary shares, at any general meeting every member who is present in person or by proxy (or, in the case of a member being a corporation, by its duly authorized representative) shall have one vote, and on a poll every member present in person or by proxy (or, in the case of a member being a corporation, by its duly appointed representative) shall have one vote for each share which such member is the holder.

No member shall be entitled to vote or be recognized in a quorum in respect of any share unless such member is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such member to us have been paid.

If a recognized clearing house (or its nominee(s)) is our member it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of members provided that, if more than one person is so authorized, the authorization shall specify the number and class of ordinary shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our ordinary shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

There are no restrictions imposed by Cayman law or our Articles on the rights of our members to hold or vote their shares by reason of where they reside. Our Articles, however, provide that we are not obliged, when making or granting any allotment of, offer of, option over or disposal of shares or issuing shares in satisfaction wholly or in part of a dividend declared, to make or make available, any such allotment, offer, option or shares to our members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in our opinion, be unlawful or impracticable.

Protection of minorities

The Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of our ordinary shares in issue, appoint an inspector to examine into our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our members must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as members as established by our Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption rights

There are no pre-emption rights applicable to the issue of new ordinary shares under either Cayman Islands law or our Memorandum and Articles of Association.

Liquidation rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of ordinary shares (i) if we are wound up and the assets available for distribution among our members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed *pari passu* amongst those members in proportion to the amount paid up at the commencement of the winding up on the ordinary shares held by them, respectively and (ii) if we are wound up and the assets available for distribution among the members as such shall be insufficient to repay the

whole of the paid-up capital, these assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the ordinary shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our members in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our Memorandum and Articles of Association may only be made by special resolution.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our Articles of Association relating to general meetings shall apply *mutatis mutandis* to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll. At an adjourned meeting of such holders, two holders present in person or by proxy (whatever the number of ordinary shares held by them) shall be a quorum.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further ordinary shares ranking pari passu therewith.

Alteration of capital

We may from time to time by ordinary resolution:

(a) increase our capital by such sum, to be divided into such class of shares of such amounts, as the resolution shall prescribe;

(b) consolidate and divide all or any of our share capital into such class of shares of larger amount than our existing shares of such class;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

(d) sub-divide our shares or any of them into shares of smaller amount than is fixed by our Memorandum and Articles of Association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

(e) divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by the directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of shares

Subject to such of the restrictions of our Articles of Association as may be applicable, any of our members may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in or such other form prescribed by a stock exchange on which our shares are listed or in any other form which the directors may approve.

Our directors may decline to register any transfer of any share unless:

(a) the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share;

(c) the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

(e) a fee of such maximum sum as stock exchange on which our shares are listed may determine to be payable (or such lesser sum as the directors may from time to time require) is paid to us in respect thereof.

If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share repurchase

We are empowered by the Companies Law and our Articles of Association to purchase our own shares subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our Memorandum and Articles of Association and to any applicable requirements imposed from time to time by the Exchange or by other recognized stock exchange.

Dividends

Subject to the Companies Law, in a general meeting we may declare dividends in any currency but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. With the sanction of a special resolution, dividends may also be declared out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to or the terms of issue of any share otherwise provides (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share; and (ii) all dividends shall be apportioned and paid *pro rata* according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend which is payable on any ordinary shares half yearly or on any other dates, whenever our position, in the opinion of the directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to us on account of calls, installments or otherwise.

No dividend or other monies payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that: (i) such dividend be satisfied wholly or in part in the form of an allotment of ordinary shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment; or (ii) that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the directors may think fit. The directors may also, with the sanction of our members in general meeting, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of ordinary shares credited as fully paid up without offering any right of members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such ordinary shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board and, if so forfeited, shall revert to us.

Whenever our directors or the members in general meeting have resolved that a dividend be paid or declared, the directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company, and where any difficulty arises with regard to such distribution, the directors may settle it as they think expedient, and in particular may issue fractional certificates or authorize any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any of our members upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Untraceable shareholders

We are entitled to sell any share of a member who is untraceable, provided that:

(a) all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

(b) we have not during that time or before the expiry of the three-month period referred to paragraph (d) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law;

Compensation

The ordinary remuneration of the directors is determined by our board. Such sum (unless otherwise directed by the resolution by which it is voted) shall be divided amongst the directors in such proportions and in such manner as our board may agree or, failing agreement, equally, except that any director holding office for part only of the period in respect of which the remuneration is payable shall only rank in such division in proportion to the time during such period for which he held office. The directors shall also be entitled to be prepaid or repaid all traveling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any board meetings, committee meetings or general meetings or separate meetings of any class of our shares or of our debentures or otherwise in connection with the discharge of their duties as directors. Any director who, by request, goes or resides abroad for our purpose or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a director.

The board may establish or concur or join with other companies (being our subsidiary companies or companies with which it is associated in business) in establishing and making contributions out of our monies to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any director or ex-director who may hold or have held any executive office or any office of profit with us or any of our subsidiaries) and ex-employees of ours and their dependents or any class or classes of such persons.

The board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependents, or to any of such persons, including pensions or benefits in addition to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or benefit may, as the board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

Conflicts of Interests

A director shall not vote (nor be counted in the quorum) on any resolution of the board approving any contract or arrangement or other proposal in which he or any of his associates is materially interested, unless his ability to vote is approved by a resolution of our board (or a duly authorized committee thereof) at a meeting at which the director does not form part of the quorum or vote.

2. Foreign Exchange Control System

There have been no changes in the foreign exchange control system in the Cayman Islands during the 6 months ended June 30, 2004.

3. Tax Treatment

There have been no changes in the tax tratment in the Cayman Islands during the 6 months ended June 30, 2004.

II. OUTLINE OF THE GROUP

1. Trends in Key Financial Data

(1) Consolidated key financial data

Term		First half of th e 1st fiscal year
Fiscal year		June 2004(Interi m)
Turnover	US$'000	17,885
	JP¥'000	(1,916,071)
Ordinary loss	US$'000	3,917
	JP¥'000	(419,627)
Net loss	US$'000	4,296
	JP¥'000	(460,181)
Net assets	US$'000	120,312
	JP¥'000	(12,889,077)
Total assets	US$'000	177,438
	JP¥'000	(19,008,930)
Net assets per share	US$	0.19
	JP¥	(20.19)
Net loss per share	US$	0.05
	JP¥	(5.47)
Diluted EPS	US$	—
	JP¥	—
Capital adequacy ratio	(%)	67.8
Cashflow from operating activities	US$'000	2,840
	JP¥'000	(304,284)
Cashflow from investing activities	US$'000	△25,893
	JP¥'000	(△2,773,882)
Cashflow from financing activities	US$'000	48,076
	JP¥'000	(5,150,421)
Cash and cash equivalents, end of the year	US$'000	43,159
	JP¥'000	(4,623,649)
Number of employees		551
EBITDA	US$'000	197
	JP¥'000	(21,133)

Note 1. Consumption tax is not included in turnover.

2. Since the Company was established in January 2004, it has not reached its first fiscal year end. Therefore, the Company has no relevant information for the first half of the fiscal year 2002 and 2003 and for the fiscal year 2002 and 2003, and nothing is stated.

3. Regarding information on diluted net profits per share, even if the Company has shares with dilution effect, the Company is in the net loss position, and the Company's share is not listed so that the average share price of the Company cannot be identified. Thus such information is not stated.

4. The interim consolidated financial statements of the Group are stated in U.S. dollars. In accordance with Article 66 of the First Half Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥107.13, from the Tokyo Foreign Exchange Market as of December 30, 2003. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

5. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill. EBITDA is presented because we believe that it is an important measure of our financial performance. EBITDA is not a Japanese GAAP measurement and should not be considered in isolation or as a substitute for income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles. It should be understood that items excluded in calculating EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's performance.

6. The disclosure documents of the Group included in this document have been prepared in accordance with disclosure rules in Japan and in conformity with generally accepted accounting principles in Japan (Japanese GAAP). Additionally, financial statements in accordance with International Financial Reporting Standards (IFRS) have been prepared for global investors in accordance with the Company's past practice.

7. Upon resolution of the extraordinary shareholders meeting, the Company's outstanding shares were reversely split at ratio of 2,000 to 1 on August 24, 2004. According to a notice from TSE to underwriters ("Notice relating to preparation of SRLA", August 16, 2004, TSE listing examination 460), taking this reverse stock split into consideration and adjusting this effect retroactively for reference, the per share information would be as follows;

Term		Half year of the 1st fiscal year
Fiscal year		June 2004 (Interim)
Net assets per share	US$ JP¥	376.86 (40,372.74)
Net loss per share	US$ JP¥	102.11 (10,938.54)

(2)Key financial data of the Company

Term		First falf year of the 1st fiscal year
Fiscal year		June 2004 (Interim)
Turnover	US$'000 JP¥'000	
Ordinary loss	US$'000 JP¥'000	3,265 (349,750)
Net loss	US$'000 JP¥'000	3,265 (349,750)
Share capital	US$'000 JP¥'000	423 (45,294)
Number of shares issued	'000	329,781
Net assets	US$'000 JP¥'000	120,800 (12,941,294)
Total assets	US$'000 JP¥'000	146,132 (15,655,149)
Capital adequacy ratio	(%)	82.7
Number of employees		0

Note 1. Since the Company was established in January 2004, it has not reached its first fiscal year end. Therefore, the Company has no relevant information for the first half of the fiscal year 2002 and 2003 and for the fiscal year 2002 and 2003, and nothing is stated.

2. Key financial data such as "Net assets per share", "Net loss per share" and "Diluted EPS" are omited since the interim consolidated financial statements are prepared.
3. The interim financial statements of the Company are stated in U.S. dollars. In accordance with Article 66 of the First Half Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥107.13, from the Tokyo Foreign Excahnge Market as of December 30, 2003. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanes yen amounts are stated only for the pupose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.
4. The disclosure documents of the Company included in this document have been preprared in accordance with disclosure rules in Japan and in conformity with generally accepted accounting principles in Japan (Japanese GAAP).
5. Upon resolution of the extraordinary shareholders meeting, the Company's outstanding shares were reversely split at ratio of 2,000 to 1 on August 24, 2004.

2. Nature of Business

Overview

We are a provider of financial information products focused on China's financial markets. We are an integrated provider of market indices, ratings, financial news and analysis and investor relations for China. We believe that we are uniquely positioned in the market because we provide all four complementary services under one company. To our knowledge, a company with such a comprehensive service portfolio has never been seen in the market before. As a company providing all of these services to China's financial markets, we have established the infrastructure for making investment decisions in China.

Our group provides one or more services through which investors can make more well-informed investment decisions on China's financial markets. For example, through our market indices and financial news and analysis, an investor can track the overall performance of the equity and debt markets, follow the events that affect these markets, and be informed of recent developments of individual companies. Simultaneously, an investor can assess the creditworthiness and performance of individual companies that make up such market indices with our ratings. Also, through our investor relations services, investors can learn what companies are saying about themselves in their corporate announcements and public relations activities.

We offer the following four principal services:

- *Market Indices.* We provide equity indices and bond indices measuring the performance of China's stock and bond markets. As of July 31, 2004, we follow the China markets with more than 100 equity indices covering domestic and international China-related stocks, 12 bond indices, and four style indices (equity indices customized to track more specific investment criteria). These indices are all developed according to methodology generally used in international markets. Also, we provide a customized U.S. index, the Dividends Achiever Index, that tracks dividend-paying equities in the U.S. that have increased their payout every year for the past ten consecutive years.

- *Ratings.* We issue public information ratings (ratings on companies based on publicly available information). Our ratings are developed according to methodology generally used in international markets. We also offer a comprehensive global portfolio of company, securities and financial information, along with research and analytic tools that enable investors to conduct in-depth company evaluation.

- *Financial News and Analysis.* We provide financial news mainly covering China's financial markets. We also offer a comprehensive range of analytic reports and products for China and the international markets covering economic developments, fixed-income and foreign exchange, currency and interest rate movements, government policies and central bank activities.

- *Investor Relations.* We offer corporate announcement services that allow companies inside and outside of China to communicate their news and events. Via our extensive network of more than 2,000 media outlets in China, we currently distribute 75 such company announcements per week. We also offer investor and public relations services, encouraging corporate governance and disclosure practices for companies in China.

We are a global organization with our headquarters in Hong Kong and offices across Asia, Australia, North America and Europe. Our office locations include Hong Kong, Beijing, Shanghai, Shenzhen, Taipei, Tokyo, Seoul, Singapore, Melbourne, New York, Washington, D.C., Chicago, Charlotte, Princeton, San Diego, Toronto, London, Berlin, Paris, Rome, and Mexico City. Our regional news bureaus are located in Hong Kong, Beijing, Shanghai, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Jakarta, Manila, Sydney, New York, Washington, D.C., London, Frankfurt, Brussels, Paris, Berlin and Rome. As at August 31, 2004 we had 575 employees worldwide.

The following flowchart provides an overview of our business:


XINHUA FINANCE
SERVICE CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
Use of indices licenses
MARKET INDICES
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Web hosting
• Print media
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions
• Business and professional associations
• Educational organizations
• Data vendors, information redistributors
• Internet portals
• Media
SERVICE CLIENTS:
• China corporations
Provide rating assessments and reports
RATINGS
Indirect distribution
• Strategic partners
• Data vendors & information re-distributors
• Global media network
FINANCIAL NEWS & ANALYSIS
SERVICE CLIENTS:
• Corporations
• Government organizations
• Public institutions
• Business and professional associations
• Stock exchanges
• Educational organizations
Provide IR/PR solutions
INVESTOR RELATIONS
Corporate announcement distribution only*

(Note) Corporate announcements/press release articles are distributed to over 2,000 China and over 20,000 international media companies and organizations through our proprietary network. The information is provided without any charge to the media companies in order to promote wider distribution of the corporate announcements/press releases.

History

Prior to March 2004, we operated through XFN and its subsidiaries. XFN was founded in anticipation of the growing need for transparent and reliable financial information and data flow into and out of China. We have grown rapidly since our inception. In our initial stage of development from 1999 to 2003 our growth strategy was based largely upon strategic partnerships with domestic and international market leaders in our business areas. Since then, we have pursued an aggressive acquisition strategy based on acquiring domestic and international market leaders in their respective fields. These acquisitions allow us to:

- Bring proven expertise into China for the development of similar products;
- Provide international information and data for China investors to evaluate international markets;
- Add depth and breadth to existing service lines;
- Expand our international selling networks; and
- Keep 100% of revenue rather than sharing revenue in a partnership arrangement.

Most recently in 2004, we acquired MNI, a US/Europe based news agency dedicated to the global fixed income and foreign exchange markets; Mergent, successor to the original Moody's Investors Service division, the origins of which date back to 1900, which provides global business and financial information on publicly traded equity and debt; SMRA, which provides global fixed income and economic research and statistical analysis; and G7 Group, which provides economic and policy analysis on currency and interest rate movements, monetary and fiscal policy and international and U.S. legislation. As a result of these acquisitions, our corporate structure and businesses have enlarged significantly since December 31, 2003.

Our Strengths

We believe that we have the following key strengths:

- *Strategic focus on China's financial markets.* Because of China's rapid economic growth, investors lack financial information developed according to methodologies generally used in international markets. We have maintained our focus on providing financial information relevant to investors interested in participating in China's fast-growing financial markets. Our focus on China's markets and our local capabilities differentiate our services offerings, allowing us to provide actionable information and data on China as it continues to play a pivotal role in the global economy.

- *Position in China's financial information market.* Our unique service portfolio offers an investment infrastructure that was previously unavailable to Chinese and global investors.

- *Comprehensive range of product and service offerings.* We have developed a unique mix of services, comprising integral components that have become the investment infrastructure for China's financial markets. This comprehensive range of services (market indices, ratings, financial news and analysis and investor relations) helps the business professional and international investor understand and analyze China's markets. We provide transparency to end-users who value reliability and accuracy by basing our services on proven technologies and methodologies generally used in international markets. Our service portfolio also extends to international markets, offering coverage, information and analysis on a global level.

- *Strong management team with international expertise.* Our management team includes some of the most experienced managers in the financial information industry in China. Ms. Fredy Bush, our Vice Chairman, Chief Executive Officer and founder, has extensive experience building businesses in Asia and, together with the rest of our international senior management team, is focused on formulating innovative business initiatives, capturing attractive business opportunities, and drawing on expertise in diverse areas. We believe that our management team will be able to develop and execute our business strategy effectively, while responding to changes in our business environment.

Market Environment and Opportunity

China's Role in the World Economy

In the past decade, China's economy has experienced rapid growth, with average real annual GDP growth from 1994 to 2003 of 8.9%, versus 3.3% growth in the United States and 3.6% for the world during the same period. This growth has continued in the recent past, with China's GDP experiencing 9.1% growth from 2002 to 2003, reaching US$1,409.9 billion. In order to promote sustainable growth, the Chinese government has taken steps aimed at preventing the economy from becoming over-heated.


China's GDP and GDP Growth 1999-2003
US$ in billions
1,600
1,400
1,200
1,000
800
600
400
200
-
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1999
2000
2001
2002
2003
GDP
Growth

Source: International Monetary Fund's World Economic Outlook Database, April 2004.

China has become an increasingly significant player in the global economy due to its continued economic growth. According to the World Trade Organization, as world exports grew in 2003 by 5%, China's exports grew by 35% while U.S. exports declined by 5%. Furthermore, in 2003 China ranked third for the world's leading merchandise importers after growth of 40%, rising three positions. China became the United States' third largest trading partner in 2003, with total trade between China and the United States reaching $170 billion.

China in recent years has become a leading manufacturer of goods used worldwide. For example, China is the top producer of castings worldwide by volume. Also, 30% of the world's active cranes are currently in China. Chinese demand for steel to support its industrial boom caused the price of steel to rise 20% in early 2004. Furthermore, 50% of the world's mobile-phone batteries are made by one manufacturer based in Shenzhen alone, supplying to major international mobile phone manufacturers such as Motorola.

Many foreign companies including multinational corporations have established manufacturing facilities in China, increasing worldwide interdependence. With the extent of manufacturing outsourced to China and other developing regions by developed countries such as the U.S., consumers are increasingly aware that many of the products they buy are coming from China's manufacturing facilities.

International Interest in Investing in China

As foreign investors seek to capitalize on the potential of China's economy, foreign direct investment in China continues to grow rapidly. According to the Statistical Communique of the People's Republic of China on the National Economic and Social Development of 2003, approval was granted for the establishment of 41,081 foreign direct invested enterprises in 2003, up by 20.2% from 2002. Total contracted foreign capital, indicating future investment flows, was US$115.1 billion, up 39.0% from 2002, and is already at US$34.4 billion for the first quarter of 2004. Actual utilized foreign capital in 2003 was US$53.5 billion, surpassing the United States (US$29.8 billion) for the first time, and is already at US$14.1 billion for the first quarter of 2004.


Foreign Direct Investment in China
US$ in billions
120
100
80
60
40
20
0
62.4
40.8
69.2
46.8
82.8
52.7
115.1
53.5
34.3
14.1
2000
2001
2002
2003
2004 Q1
Total Contracted Value
Foreign Investment Utilization
Source: China's National Bureau of Statistics.

Capital Markets Growth and Development in China

China's economic growth has prompted rapid development of its capital markets as they become an increasingly critical source for domestic and international investors to participate in this growth. The Shanghai Stock Exchange and Shenzhen Stock Exchange were established in 1990 and began trading in 1991. Over the past decade of growth, combined market capitalization for the exchanges reached US$512 billion at the end of 2003. This represents year on year growth of 11% from 2002 and average growth over five years of 21%. The total number of listed companies on Shanghai Stock Exchange and Shenzhen Stock Exchange was 1,285 at the end of 2003, up 5% from 2002 and averaging 9% growth over five years.


Shanghai and Shenzhen Stock Exchanges
US$ in billions
600
500
400
300
200
100
-
1,400
1,200
1,000
800
600
400
200
-
# of Listed Companies
1999
2000
2001
2002
2003
Market Capitalization
Listed Companies
Source: Shanghai Stock Exchange and Shenzhen Stock Exchange, 2003.

Compared with other major regions, such as the United States, the United Kingdom and Japan, China's total market capitalization over GDP is 38%, compared to 113% in Japan and 137% in the U.K., as illustrated in the chart below. This indicates significant potential for growth of China's capital markets as they continue to mature.


Comparison of Market Capitalization and GDP by Region
Market Capitalization Over GDP %
200%
150%
100%
50%
0%
U.K.
Japan
U.S.
China A + B Shares
0
2,000
4,000
6,000
8,000
10,000
12,000
GDP (US$ in billions)
Sources: World Federation of Exchanges 2003 and World Bank July 2004.
Note: Size of bubble represents relative Market Capitalization.

Easing of Capital Markets Regulations for Foreign and Domestic Investors

Historically, China's capital markets have been heavily regulated, with limited access to both foreign and domestic investors. Shares traded on China's stock exchanges are categorized as A and B shares. A shares are traditionally held by China residents only and are traded in RMB. B shares are traditionally held by foreign investors only. However, since the B share market comprises only a modest portion of the total tradable shares issued by China-based companies, foreign investors have limited access to China stocks.


A Shares and B Shares Market Capitalization
(1999 versus 2002)
US$ in billions
500
450
400
350
300
250
200
150
100
50
0
1999
2002
A Shares
B Shares
Source: Shanghai Stock Exchange and Shenzhen Stock Exchange, 2003.

Over the past few years, China's regulations have become increasingly less restrictive to foreign investors to support domestic capital markets growth. In December 2002, the Chinese government issued new regulations that allow qualified foreign institutional investors (QFII) to invest in the A share markets, opening the previously inaccessible A share market to the international investment community. With these new regulations, foreign investors are no longer limited to the B share market. As of July 2004, the State Administration of Foreign Exchange has approved a total quota of US$1.9 billion for investment in China for 14 of the 18 recognized QFIIs, including UBS, Nomura Securities, Morgan Stanley, Citigroup, Goldman Sachs, Deutsche Bank, HSBC and Credit Suisse First Boston (CSFB).


QFII Quota Allocation - US$1.9 billion
US$ in millions
700
600
500
400
300
200
100
-
UBS
Morgan Stanley
Deutsche Bank
Citigroup
HSBC
Merrill Lynch
Standard Chartered Bank
Nomura Securities
Nikko Asset Management
JP Morgan Chase
ING Bank
Hang Seng Bank
Goldman Sachs
CSFB
Source: State Administration of Foreign Exchange, July 2004

Restrictions on domestic investors are also becoming less and less stringent. In February 2001, China opened the domestic B share market to domestic investors to encourage growth. Recently, the Chinese government reiterated its intention to allow overseas investments by qualified domestic institutional investors (QDIIs). After the regulations are implemented, QDIIs will also have access to the international capital markets. As a first step towards a QDII scheme, the National Council of Social Security Fund, managing approximately US$16.9 billion of strategic social security reserve funds, obtained State Council approval to invest in overseas capital markets in February 2004, with an initial overseas investment quota of US$500 million.

Many investors are also anticipating the opening of China's debt capital markets. As shown in the following table, China's debt securities as a percent of GDP (33.3%) versus its bank loans as a percent of GDP (139.9%) for 2002 illustrate an underdeveloped debt securities market, compared with the United States' debt securities as a percent of GDP (155.8%) versus its bank loans as a percent of GDP (78.1%) in the same period.

Simplified Internal Sources of Finance

Year ending		2002	
Outstanding share of GDP (%)	**Debt securities**	**Bank loans**	**Equity capitalization**
China	33.3%	139.9%	13.3%
Hong Kong	27.4%	148.7%	246.8%
India	33.4%	16.8%	17.1%
Indonesia	18.1%	23.2%	13.9%
Korea	82.5%	115.5%	43.0%
Malaysia	86.9%	105.9%	98.3%
Philippines	28.4%	31.8%	20.6%
Singapore	63.9%	108.1%	102.4%
Taiwan	50.2%	149.7%	67.3%
Thailand	37.4%	80.5%	25.9%
Australia	52.0%	n.a.	90.6%
Germany	87.6%	n.a.	16.3%
Japan	169.0%	107.9%	52.1%
United States	155.8%	78.1%	87.8%

Source: HK Institute for Monetary Research, October 2003.

In late 2003, CSRC issued regulations allowing 126 securities companies to raise a combined RMB 45.4 billion (US$5.5 billion) in bond issuances. In June 2004, People's Bank of China and China Banking Regulatory Commission issued a regulation to allow commercial banks to issue subordinated bonds. Subsequently, CSFB has expressed its plans to apply for a derivatives trading license to offer clients interest rate, foreign exchange and credit derivative products. These recent developments illustrate steps towards much anticipated development of China's debt capital structure.

Opportunity for Xinhua Finance

Demand for information on China has risen as a result of the significant role that it plays in the world economy. Developments in China's economy have a global impact due to the level of worldwide interdependence. For example, investors in an international company could be affected by an interest rate hike or major policy change in China if the company has a large portion of its manufacturing facilities, supplier base, or customer base in China. Hence, not only investors, but individuals and companies around the world that do business with China either directly or indirectly need reliable information to understand the implications of changes in China's economic, regulatory and fiscal policy.

Thus, an increasingly strong two-way demand for transparent and reliable financial information and data flow into and out of China has developed. Currently, only a very limited amount of information of high standards is available on China's financial markets, regulatory and economic developments, and public and private sectors, as compared to more mature markets. International investors and businessmen who are aware of the impact of China on the international markets and global economy expect the same high quality information, data, and analytic tools that they are used to in more mature markets. Similarly, the domestic Chinese business and investment communities increasingly require information on international markets.

XFN was founded in 1999 in anticipation of this need for financial markets and corporate information and analysis in China. Our products and services have brought and continue to bring well-established methodologies generally used in international markets into China, forming a reliable infrastructure for making investment decisions in China. Through our acquisitions, we have also brought in-house proven technologies and methodologies that support international capital markets and expand our global footprint. Know-how brought from these acquisitions allows us to develop similar products and services in China to bolster the investment infrastructure that we have created.

We combine our China focus and global distribution capabilities to continually bring new standards and integral products and services for China's financial markets. Our ongoing approach is to:

- Provide information and data products developed according to methodologies generally used in international markets for China's financial markets;
- Enable Chinese companies to reach out to and satisfy the demands of an international investor base; and
- Localize international information products to meet the needs of Chinese investors interested in the international markets.

<u>Our Services</u>

(1) Market Indices

We produce equity, bond and style indices (equity indices customized to track more specific investment criteria) based mainly on the China markets. Xinhua FTSE Index ("XFI"), the brand name for indices provided by our Xinhua FTSE Index joint venture with FTSE, provides a series of equity indices to measure China's stock markets, based on methodologies generally used in international markets. We provide a unique series that covers China stocks in both domestic and global markets using international methodologies of index calculation. Our Xinhua Lehman China Bond Index Series, indices established by our partnership with Lehman Brothers, provides a comprehensive series of China bond indices across exchanges and inter-bank markets. These China indices are used as performance benchmarks and as a basis for other applications such as the trading of derivatives, index tracking funds and exchange traded funds. Based on the extensive historical database of our wholly-owned subsidiary, Mergent, we also offer a specialized index, the Dividend Achievers Index, to track U.S. equities that have paid an increasing amount of dividends for ten consecutive years or more, and historical pricing data.

Our clients include investment professionals, commercial and investment banks, fund and asset management firms, securities companies, insurance companies, corporations, data vendors, information redistributors and Internet portals. Our indices data is marketed and licensed to these customers for applications such as performance benchmarks, derivative trading instruments, futures products, over-the-counter products (products that are not traded on an exchange), and index tracking products. We also sell our constituent data to individual end-users such as derivatives professionals, fund managers and professional investors.

The following shows the business flowchart for our market indices:


XINHUA FINANCE
SERVICE CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
Use of indices licenses
MARKET INDICES
PROCESS:
• Gather constituent data
• Analyze constituents
• Calculate indices
• Index Committee approval
• Launch indices
• Update and maintain indices and related data
PRODUCTS:
Xinhua FTSE Index
Xinhua Lehman China Bond Index
Dividend Achievers Index
Xinhua Finance direct distribution
•Leased lines
•Satellite
•Internet
•Website
Indirect distribution
•Strategic partners
•Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Data vendors, information redistributors
• Internet portals

Note 1: Our China indices (Xinhua FTSE Index and Xinhua Lehman China Bond Index) target a China-focused customer base consisting of domestic and overseas entities, while our Dividend Achievers Index provides a specialized benchmark for tracking the U.S. equities market.

Note 2: Our indices data is marketed and licensed to customers for applications such as performance benchmarks, derivative trading instruments, futures products, over-the-counter (OTC) products, and index tracking products. Our real-time index values are marketed to global redistributors and international data vendors for distribution. Also, we sell our constituent data to investment professionals such as derivatives professionals and fund managers.

Note 3: Our fee structure includes single use, basket, or annual license fees charged for derivative and OTC index-linked products. Either fixed annual fees or fees based on net asset value of the fund are charged to fund managers for data to create index-linked mutual funds, while fixed license fees per trade are charged to index futures contracts. Fixed annual fees are charged to redistributors, data end-users, and benchmark index values subscribers.

Note 4: Our indices clients include 12 out of the 18 approved qualified foreign institutional investors (QFIIs) in China. Our product specialists work with customers to create new products linked to our indices and to understand the different kinds of indices products of interest to our customers.

Note 5: Xinhua FTSE Index, a joint alliance between FTSE and Xinhua Finance, is currently outsourcing its calculation to FTSE.

Note 6: Xinhua Lehman Index, a joint alliance between Lehman Brothers and Xinhua Finance, is currently outsourcing its calculation to Lehman Brothers.

Xinhua FTSE Indices

We established our Xinhua FTSE Index joint alliance in December 2000 to provide real-time indices for measuring China's equity markets. XFI leverages FTSE's proven track record of over forty years in developing equity market indices. First introduced in April 2001, our XFI equities indices offer unique coverage of China equities, combining domestic A and B shares with China stocks listed overseas, such as H shares and red chips on the Hong Kong Stock Exchange. XFI's A Share Series, B Share Series and the International Series provide diverse tradable and benchmark indices based upon market capitalization, broad-based benchmarks (reflecting the movement of the entire market) and

various sector and regional indices. Tradable indices typically track a basket of companies, which represents a certain segment of the market. Fund managers and other users can create products based on these indices because the number of companies to track is more manageable. Tradable indices may be used as a basis for index tracking products, derivative trading instruments, and over-the-counter (OTC) products. Benchmark indices typically cover a more comprehensive number of companies than tradable indices to better represent the total market. Benchmark indices are typically used as a standard against which the performance of investment funds can be measured. XFI's index range also includes bond and composite indices in order to provide investors with an across-the-board view of China's capital markets. Total assets tracking XFI indices in China's domestic market alone are at RMB13.8 billion (approximately US$1.7 billion; approximately ￥180 billion) as of July 2004.

The Xinhua FTSE Index family currently consists of the following primary market indices:


Xinhua FTSE Index Family
Bond Index
Composite Index
Equity Index
Xinhua/FTSE China Government Bond Index
Xinhua/FTSE China A 200 Composite Index
Xinhua/FTSE China A All Share Index
Xinhua/FTSE China B All Share Index
International Index
Xinhua/FTSE China A 50 Index
Xinhua/FTSE China A 200 Index
Xinhua/FTSE China A 400 Index
Xinhua/FTSE China A 600 Index
Xinhua/FTSE China A Small Cap Index
Xinhua/FTSE China B 35 Index
Xinhua/FTSE China 25 Index
Xinhua/FTSE China A 200 Style Indices
Xinhua/FTSE China A 600 Style Indices
Xinhua/FTSE China A 600 Sector Indices
Benchmark Indices
Tradable Indices

All of our XFI indices have been designed using internationally proven index methodology to ensure transparency and consistency. We employ free-float measurement, a methodology pioneered by FTSE and utilized by international fund managers. Also, an independent Index Committee manages the XFI indices based upon transparent rules. This Index Committee comprises a group of approximately 20 domestic and international fund managers, exchange regulators, market practitioners and independent index providers who act as a control for fair inclusion or removal of index constituents. Committee members as of July 31, 2004 include the Deputy Executive Officer of the Shanghai Futures Exchange, Executive Vice President at Boshi Fund Management, CEO of FTSE, Chairman and CEO of the American Stock Exchange, Director and General Manager of Hang Seng Investment Management, and Regional Director of North Asia Barclays Global Investors.

XFI indices are classified using the FTSE Global Classification System, a global classification system for market indices used worldwide. Reliable classification allows customers to create specialized products based on our indices, such as by industry sector or market capitalization. XFI indices are used as performance benchmarks by mutual funds, including tracking funds that have been approved by CSRC.

Xinhua Lehman China Bond Index Series

We launched the Xinhua Lehman China Bond Index series in February 2004 in alliance with Lehman Brothers, an international investment bank with 30 years of experience providing bond indices. This comprehensive series covers China corporate and government bonds, with a total of 136 securities at a total market value of RMB1.8 billion (US$217 million; ￥23.2 billion) as of February 2004.

As illustrated in the following table, the China Aggregate Index series tracks China corporate and government bonds across exchanges and inter-bank markets and includes government bonds (treasury bonds and bonds issued by government agencies) and corporate bonds. Corporate bonds are further categorized by sector, including industrial, utility and financial sectors. All securities must be fixed-rate instruments denominated in RMB with at least one year to maturity.

Xinhua Lehman China Bond Index Series


China Aggregate Index
Government Bond Index
Corporate Bond Index
Treasuries Index
Agencies Index
Industrial Index
Utility Index
Financial Index

Dividend Achievers Index
The Dividend Achievers Index is a specialized index that tracks U.S. equities that have paid an increasing amount of dividends for ten or more consecutive years. The Dividend Achievers Index was launched by Mergent in 2003 as an objective composite of companies with a history of dividend performance. The Dividend Achievers concept was developed 25 years ago by Mergent's predecessor, Moody's Investors Service, to track companies that have increased their regular cash dividends every year for at least the last ten consecutive years. Mergent maintains surveillance on over 10,000 equities to uncover income-producing companies that meet the requirements. The total number of Dividend Achievers typically ranges from 275-350 companies and currently stands at 303 constituents, spanning 50 industries and five major sectors, including financial, industrial, consumer goods and services, utilities, and real estate investment trusts. Capitalization sub-indices divide the pool into large-cap, mid-cap and small-cap, while measurement sub-indices track fastest growing dividend, payout performers, earnings growth achievers, and revenue growth achievers.

Competition
Competition for our market indices products is principally based on qualitative factors such as transparency, independence, how representative the index is of the market, and how easy it is for a fund manager to replicate the index in its portfolio. Our primary competitors in the China market for indices consist of local and international providers of market indices. Our Dividend Achievers Index faces competition from other customized indices by major index providers worldwide.

(2) Ratings

Outline

We provide a range of ratings assessments, ratings opinions and corporate data that allows our customers to better determine the credit and investment worthiness of individual companies. Our independent, objective and forward-looking ratings opinions are produced under the brand name of Xinhua Far East. Established in 2001, Xinhua Far East is a strategic alliance formed with SFE, a leading local ratings provider, to target the relatively under-developed ratings market in China. Xinhua Far East publishes ratings opinions on listed companies in China developed according to methodology generally used in international markets. We also provide bond credit research reports evaluating specific bond issues. Our corporate data products provide a wealth of information on companies in China, as well as on public and private companies around the world, bringing transparency to our ratings products.

Our ratings assessments are provided to China corporations seeking debt facilities. Our ratings opinions are provided to banks that investigate the quality of loans, issuers of bonds or commercial paper, or other financial and government institutions interested in the creditworthiness of issuers and borrowers, companies and investors.

We charge our customers fees for ratings assessments and access to ratings reports, sector research and investment commentaries.

Our corporate data and analysis customers include commercial banks, investment banks, asset management firms, fund management firms, securities firms, insurance companies, corporations, investment professionals, stock exchanges, government organizations and public institutions, business and professional associations, educational organizations, data vendors, information redistributors and Internet portals. Corporate data and analysis products are offered and charged on a subscription, pre-packaged, or one-off basis.

The following shows the business flow chart for our ratings and corporate data and analysis services:



XINHUA FINANCE
RATINGS
SERVICE CLIENTS:
• China corporations
Provide rating assessments
PROCESS:
• Gather corporate/industry data
• Analyze data
• Assessment
• Rating Committee approval
• Publish ratings/research
• Update and maintain ratings/research
PRODUCTS:
Xinhua Far East Ratings
Corporate Data & Analysis
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Print media
• CDROM
Indirect distribution
• Strategic partners
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions
• Business and professional associations
• Educational organizations
• Data vendors, information redistributors
• Internet portals

Note 1: Xinhua Far East provides independent ratings and research developed according to methodologies generally used in international markets to enable our customers to determine the creditworthiness of issuers and borrowers and add value to their investment decisions. Our corporate data and analysis products are offered to complement our ratings services. Our corporate data and analysis products are also provided by Mergent.

Note 2: Our ratings assessments are marketed to Chinese issuers of debt facilities. Our ratings reports are marketed to major institutional investors. Our corporate data and analytic products are marketed and sold to major institutional investors as well as investment professionals around the world.

Note 3: Our fee structure includes fees charged for ratings assessments and access to ratings reports, sector research and investment commentaries. Corporate data and analysis products are offered on a subscription, pre-packaged, or one-off basis.

Note 4: Our ratings opinions customers comprise financial institutions, companies and investors. Our corporate data customers include financial, business and legal professionals, information specialists and individual investors. We also offer a broad range of business and financial resources, whether in print, CD-ROM, microfiche or online, to libraries, educational institutions and investors.

Ratings Opinions

Xinhua Far East is a strategic alliance formed with Shanghai Far East Credit Rating Co. ("SFE"), a leading local ratings provider, to target the relatively under-developed ratings market in China. SFE has rated over 4,000 enterprises for loan certificates in Shanghai and Ningbo and 1,030 issues of corporate bonds and commercial paper. Loan certificate ratings are adopted by People's Bank of China as an independent means of checking the quality of bank loans. In December 2003 SFE became the first member from Mainland China to be admitted in the Association of Credit Rating Agencies in Asia, an 18-member association supported by the Asian Development Bank aimed to enhance quality and comparability of ratings and best practices in the region.

Xinhua Far East has established methodologies and practices that serve as the foundation in rating creditworthiness in China, which is a relatively nascent market. Xinhua Far East's ratings analysts research and analyze company information and data to form a rating opinion based on methodologies generally used in international markets. The opinion is then passed to our rating committee for endorsement. After endorsement, the rating opinion can be published. Our rating scale is provided below:

Rating Scale

Long Term Rating	Credit Strength
AAA	Excellent
AA	Very Good
A	Above Average
BBB	Average
BB	Below Average
B	Weak
CCC	Very Weak
CC	Extremely Weak
C	Default

As of July 2004, Xinhua Far East has provided public information ratings on 175 listed Chinese companies in key industries and listed on major stock exchanges such as the Shanghai and Shenzhen stock exchanges in China, the Hong Kong Stock Exchange, the New York Stock Exchange and the Singapore Stock Exchange. Xinhua Far East's ratings evaluate over-all probability of default of Chinese corporations and enable investors to benchmark the creditworthiness of the rated corporations against all publicly traded Chinese corporations. As of July 2004, our rating results have reflected a normal distribution: most companies were rated with an average rating of BBB and only three companies were rated AAA which is the highest grade in our scale. Recent results are illustrated in the following chart:

Xinhua Far East Rating Results (as of July 2004)



Number of rated companies (total 175)
0
10
20
30
40
50
60
AAA
AA
A
BBB
BB
B
CCC
CC
C
Uncertain

Our ratings opinions comprise ratings outlooks and ratings alerts. Ratings outlooks reflect the potential development of a long-term credit rating based on on-going or expected impact of events upon the credit-worthiness of borrowers. We continuously follow the developments of companies that we rate. If a company experiences a significant and impactful event, such as a merger or acquisition, we may publish a ratings alert to upgrade or downgrade the company. Our ratings results are disseminated via press releases to the public through a variety of print and electronic media, including the Internet and real-time information systems widely used by securities traders and investors. Xinhua Far East ratings opinions have been quoted in financial newspapers and regional newspapers such as the Wall Street Journal and the South China Morning Post, as well as the China Securities News, Shanghai Securities News and Securities Times, three of the most influential financial newspapers in China.

On 31 October, 2003, XFN entered into an agreement with the shareholders of SFE (the "Sellers") for the purchase of 40% of the equity capital of SFE for a purchase price of 15 million RMB (the "SFE Agreement"). The transaction is pending approvals from the relevant PRC regulators, and either XFN or the Sellers has the ability to terminate the Agreement without penalty by giving notice to the other parties. Pursuant to the SFE Agreement, XFN has placed the above purchase price as a deposit in an escrow account, which will be returned to XFN if the Agreement is terminated.

XFN is currently in discussions with the shareholders of SFE to increase its investment to 50% of the equity of SFE.

Corporate Data and Analysis
Our corporate data and analysis products provide in-depth understanding of a company's current performance metrics, historical performance trends, corporate actions and events as well as detailed coverage of equities and fixed income securities. Our comprehensive China corporate database covers more than 1,300 Chinese listed companies with information such as company background, shareholding structure, current and historical audited financial results, and key financial ratios. Our international corporate databases and analytic tools date back to 1900 through the services of Mergent and are used by over 200,000 professional and individual clients worldwide.

Formerly the financial information services arm of Moody's supporting its ratings business, Mergent has been in the business of providing reliable corporate data and analytics for more than a century. Mergent offers key financial, fundamental and descriptive data for over 10,000 U.S. public companies, 20,000 non-U.S. public companies from over 100 countries, and 20,000 U.S. municipal entities, as well as extensive company analysis and research, corporate bond, unit investment trust, corporate actions, mutual fund and dividend information. Mergent's databases have over 175,000 annual reports, unit investment trust statistics, corporate action data on all North American listed securities, dividend information on 12,000 stocks and 20,000 mutual funds, and extensive bond information on more than 50,000 corporate and 1.1 million municipal issues.

Mergent also publishes industry reports providing in-depth analysis of key industries covering North America and Asia/Pacific by country and region. Other data services include historical ratings information on 10,000 U.S. companies, institutional holdings information, and insider trading information. Mergent also offers powerful analytic tools that allow data manipulation within Mergent's extensive financial information databases and presentation building for financial modeling and comparative analysis reporting. Mergent's information and research tools are available in print, microfiche, CD-ROM, via data feeds and online.

Competition
There is limited competition for our ratings business from other credit ratings agencies since we are currently uniquely positioned as a provider of credit ratings in China developed according to methodologies generally used in international markets. Competition from international ratings agencies is also limited as they only assign ratings on a handful of companies in China that have issued bonds in international markets. Comparatively, our ratings universe of over 175 corporations in China is very comprehensive, covering companies across sectors including oil and gas, utilities, automobile, metal and mining, technology and food and beverage. In the future we may face competition if there are changes in regulations that allow international agencies to enter China's domestic ratings market. Nevertheless, we believe that we will compete effectively with those international rating agencies due to our understanding and in-depth knowledge of the China market. Perceived quality of our ratings by the investment community and media is key to the sustainable success of our independent ratings. Our prominent clients also increase our market recognition and reputation. We have built a unique competitive position as a rating agency applying methodologies generally used in international markets. Our corporate data and analysis products face competition, however, we maintain a competitive edge with Mergent's over 100 year history in aggregating data and producing analysis and the transparency of our information.

(3) Financial News and Analysis

Our financial news and analysis products enable investors to better understand financial markets in China and around the world. Our up-to-the-minute newsfeeds are complemented by our analytic reports, covering topics such as foreign exchange and fixed income analysis, policy review and currency and interest rate movements. These analytic reports provide additional insight from experts with proprietary understanding of the markets they cover. We distribute our financial news and analytic reports products directly through leased line, Internet and satellite technology and indirectly through major news and information re-distributors. Our financial news and analysis customers include commercial and investment banks, asset and fund management firms, securities firms, insurance companies, corporations, investment professionals, stock exchanges, government organizations and public institutions (including central banks and policy-making institutions), data vendors, information redistributors, Internet portals and media organizations (including newspapers and news providers).

The following shows the business flowchart for our financial news and analysis services:


XINHUA FINANCE
FINANCIAL NEWS & ANALYSIS
PROCESS:
• Gather information (i.e. interviews)
• Fact checking
• Analyze information
• Write articles/reports
• Editorial approval
• Publish articles/reports
• Update coverage of companies/ markets
PRODUCTS:
News
• China
• Asia
• International
Analytic Reports
• Fixed Income/Forex
• Economic Statistical Analysis
• Government/Fiscal Policy
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Web hosting
Indirect distribution
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions (including central banks and policy-making institutions)
• Data vendors, information redistributors
• Internet portals
• Media (including newspapers and news providers)

Note 1: Our financial news and analysis products enable investors to better understand financial markets in China and around the world. Xinhua Finance News and MNI provide up-to-the-minute news feeds on the China and international markets, and are complemented by our analytic reports, covering topics such as foreign exchange, fixed income and economic analysis from MNI, SMRA, and government and fiscal policy analysis from the G7 Group.

Note 2: Our financial news products are marketed by our local and international sales persons to data vendors and information redistributors and directly to end-users, such as financial services institutions, financial newspapers, news providers and vendors, central banks and policy-making institutions.

Note 3: We charge subscription fees for our financial news and analytic reports.

Brief description of services

News
We provide our customers with real-time financial news products under our brand name "Xinhua Finance News". These news products are developed according to methodologies used for financial reporting by financial news agencies around the world. Our primary financial news products cover China, the Asia region and international markets.

China and Asia. Our independent teams of editors, journalists and analysts provide our customers with comprehensive, real-time news feeds on developments in China's financial markets using material generated internally and from major local news providers, including CEIS, Shanghai Securities News, China Securities News and real-time market quotations from all five of China's equity and commodity exchanges. Our China news feeds are available in various languages, including simplified and traditional Chinese, English and Japanese. On average, in Chinese, we issue 220 news items a day from our Beijing and Hong Kong bureaus. In English, we issue an average of 150 items a day from China and approximately 300 items a day from other parts of Asia. In Japanese, we issue an average of 120 items a day from China.

We also provide real-time coverage of the Asian equity markets and macro-economic news. We produce locally-sourced financial news emanating from our 11 news bureaus in key financial centers across Asia and Australasia. Our Asia news services comprise an English language news service covering the entire Asia-Pacific Region, a Chinese language news service covering Hong Kong, Taiwan, Malaysia and Singapore, and a Japanese language news service covering China and Hong Kong. Our Asia news services provide news in the following principal areas:

- *Corporate/Equities News.* Daily, in-depth reports and breaking stories on China and Asia's stock markets, listed companies, and companies expected to undertake public offerings in the future.

- *Debt/Foreign Exchange News.* Coverage of government bonds, corporate bonds, inter-bank markets, the banking sector, foreign exchange and derivative markets.

- *Economic/General News.* Coverage of China and Asia's macro-economy and key economic sectors, new and proposed government regulations affecting the financial markets, monetary and fiscal policies, and other events and economic indicators affecting the market environment.

- *Market Analysis.* Real-time analysis of China and Asia's equity and debt markets, listed companies and equity sectors, treasury and corporate bond markets, and foreign exchange and derivative markets.

International. In addition to our China and Asia financial news coverage, we also provide our customers with international financial news and information through our wholly-owned subsidiary, MNI. MNI offers a real-time electronic newswire on global capital markets, with special focus on the global fixed income and foreign exchange markets. MNI provides accurate, real-time worldwide news on monetary and fiscal policy, budget and tax legislation, economic indicators and forecasts, and financial market activities that impact the fixed income and foreign exchange markets.

MNI is a fully accredited news agency whose press credentials are accepted by major international government departments and supranational organizations, including the White House, both houses of the U.S. Congress, the World Bank and the International Monetary Fund.

MNI's products are developed for traders, brokers, salespeople, money managers, economists and analysts who rely on fast-breaking headlines, vital supporting stories, perspectives on longer term trends and comprehensive economic data to establish and maintain an advantage in the capital markets. Its focused, in-depth reporting reaches a worldwide client base of foreign exchange and treasury trading operations of the major U.S., European and Japanese commercial banks, primary dealers of U.S. government securities, various central banks, and government agencies in G7 countries.

Analytic Reports
Our in-depth analytic reports help investors better understand how movements in the fixed income and foreign markets, global economy, and government policy and legislation affect investment decisions and the global financial markets. Our reports are produced by fixed income and foreign exchange experts, economic analysts and policy analysts around the world.

Fixed Income and Foreign Exchange. We cover the global fixed-income and foreign exchange markets through our wholly-owned subsidiaries MNI and SMRA. MNI provides focused reports that complement its news services and offer additional insight and intelligence related to the global fixed-income and foreign exchange markets.

In correlation with MNI, SMRA tracks events influencing regional markets, providing current economic analysis of selected countries and regions as well as fixed income research. SMRA is known for its analysis on economic indicators such as labor statistics, unemployment figures and GDP trends. SMRA's strategic research is provided through its specialized staff of economists and analysts worldwide and addresses spread relationships between markets and between market sectors such as U.S. corporates, mortgages, money markets and agencies. Through intraday, daily, and weekly commentaries, SMRA provides current analysis on economic, market, and policy issues, as well as market snapshots, market summaries, event calendars, and economic data libraries.

Government and Fiscal Policy. Through our wholly-owned subsidiary, G7 Group, we provide concise, in-depth analysis on key government policies to enable investors to better understand the effects of such policies on the global economy and financial markets. G7 Group is a research and advisory firm that analyzes the effects of currency and interest rate movements, monetary and fiscal policy, and foreign and U.S. legislation. G7 Group has a team of Washington D.C.-based policy and economic analysts and a network of advisors made up of former high-level policymakers from G7 nations and certain emerging market nations. They provide crucial information about policy changes at institutions such as the U.S. Federal Reserve, U.S. Treasury Department, U.S. Congress, U.S. White House, the European Central Bank, the Bank of Japan and other policy-making bodies.

G7 Group produces the G7 Daily Briefing each business day. G7 Group provides its clients direct interaction with its analysts and network of advisors. G7 Group clients can also gain exposure to global policy-makers through its series of policy maker conference calls and private meetings.

Competition

Competition for our financial news products is principally based on compliance with international standard of journalism, depth of coverage, local perspective and language capability. Another competitive factor is the speed with which key stories are delivered to the market. Our primary competitors in this business include both international and local news providers covering the same regions and topics. Competition for our analytic products is based on access to proprietary information and niche expertise in areas covered. Primary competitors include other analysis vendors who publish reports.

(4) Investor Relations

Our investor relations services assist companies in and out of China in reaching their target audiences and connecting with potential and existing customers. We distribute corporate announcements and assist our customers in tailoring their investor/public relations strategies. Our corporate announcement service is provided by Xinhua PR Newswire, which has established a media network of over 2,000 outlets and continually promotes corporate governance and disclosure to China's business communities. We also offer our professional investor/public relations services primarily through Fortune China. Through our professional investor and public relations services, we have established contacts for our clients throughout China and increased our customers' abilities to communicate the value of their businesses in China and internationally. Our corporate announcement customers span various industries and include companies interested in distributing their corporate announcements in China and worldwide. We charge fees for providing production, translation, and distribution of press releases.

Our professional services customers include China-based and international companies seeking increased visibility and additional client contacts. We charge monthly retainer fees for our advice, per-project fees and fees for successful customer introductions.

The following shows the business flowchart for our investor relations services:


XINHUA FINANCE
SERVICE CLIENTS:
• Corporations
• Government organizations
• Public institutions
• Business and professional associations
• Stock exchanges
• Educational organizations
Provide IR/PR solutions
INVESTOR RELATIONS
PROCESS
• Receive client requests
• Analyze request
• Prepare press release, event, project, etc.
• Approval by editor/manager
• Fulfill request through media/ business network
• Consulting
• Training
PRODUCTS
Corporate Announcements
Professional Services
Corporate announcement distribution only
Global media/business network:
•Media outlets (access 2,000 in China, over 20,000 international)
•News agencies, newswires, and websites
•Broadcast media (TV/radio)
•News and information officers and journalist network

Note 1: Our corporate announcement services enable customers to distribute their corporate announcements in China and internationally. Our investor/public relations professional services assist China-based and international companies seeking increased visibility and additional client contacts through on-going investor relations advice, media strategy, press monitoring and similar activities, and events organization, such as for investor and shareholder meetings.

Note 2 Corporate announcements/press release articles are distributed to over 2,000 China and over 20,000 international media companies and organizations through our proprietary network. The information is provided without any charge to the media companies in order to promote wider distribution of the corporate announcements/press releases.

Note 3: Xinhua PR Newswire's services are marketed to corporations and investor/public relations firms. Xinhua PR Newswire also provides training seminars to educate the market on the importance of investor relations and encourage subsequent use of its services. Our investor/public relations services are marketed to companies and businesses that require increased and ongoing visibility in their markets and the business and investment community in China and overseas.

Note 4: For our corporate announcement services, our China-based customers are charged on a monthly, quarterly, annual or per announcement basis and our other customers are charged on a per announcement basis. For our investor/public relations services, we charge monthly retainer fees and per-project fees. We also charge fees for successful customer introductions.

Note 5: Xinhua PR Newswire is a joint alliance between Xinhua Finance and PR Newswire. Xinhua PR Newswire has a network of over 2,000 media outlets in China and accesses the international market through PR Newswire's global network of over 20,000 media outlets.

Brief description of services

Corporate Announcements. Our corporate announcement services are provided through Xinhua PR Newswire, which is a joint alliance between Xinhua Finance and PR Newswire. Xinhua PR Newswire delivers company news and event announcements for organizations and companies in China and throughout Asia. These announcements are disseminated to individual and institutional investors, journalists and the general public. Xinhua PR Newswire assists executives of Chinese companies to provide financial disclosure and transparency according to the methodologies generally used in international markets.

Xinhua PR Newswire has a network of more than 2,000 media outlets in China. Xinhua PR Newswire is also able to post information on China's top online media sites, allowing site visitors to easily access the full text of our customers' press releases and announcements. Our media relations program targets not only a broad range of publications but also media for specific market segments when distributing our customers' news and announcements. In addition to China, Xinhua PR Newswire's distribution services reach the global financial media community through an extensive network of over 20,000 media outlets in approximately 135 countries. This is made possible through Xinhua Finance's relationship with PR Newswire, as well as co-operation with national and commercial news agencies worldwide.

Our corporate announcement services provide the following:

- translation services
- news release production services
- user tracking reports
- monitored reporting on press releases/announcements and print media/online mentions, and
- networking services between news and information officers and public relations professionals

We offer tailored services for journalists, such as customized emails, photo archives, access to our exclusive information website, and networking services between news and information officers and journalists.

Professional Services. Our professional investor/public relations services are offered primarily through Fortune China. Fortune China tailors investor and public relations strategies for customers penetrating or expanding in the China market. Among other services, Fortune China provides our customers with on-going investor and public relations advice and press monitoring. They also assist in organizing events such as investor and shareholder meetings, product launches, and press conferences.

We assist clients in forming relationships with potential business partners and customers in China. China's business community relies on the appropriate contacts, relationships and networks that may be difficult to establish for companies outside of China or companies just entering the China market. Our extensive network within the business and financial communities are a valuable resource for our clients to increase their own visibility.

Competition

Xinhua PR Newswire competes principally on the basis of the quality and reach of its distribution network, local partnerships in China and media placement capabilities. There is limited competition for our corporate announcement services since we are uniquely positioned with our network of more than 2,000 media outlets in China. Our professional services compete principally on the basis of quality of service, media relations, investor/public relations expertise and an established client base. Primary competitors in this business consist of other investor relations and public relations firms operating in the China market.

3. Related Companies (as of August 31, 2004)

(1) Parent Company

The Company has no parent company.

(2) Subsidiaries and Affiliates

The following table sets forth certain information on the Company's direct or indirect subsidiaries and affiliates (except dormant companies) as of August 31, 2004.

Company Name	Address	Principal Activities*	% Shares / Equity Held	Total Share Capital	Relationship with Company
AFX-Asia Pte Limited	10 Hoe Chiang Road, #07-04 Keppel Towers, Singapore 089315	Provision of financial news and analysis	100% (100%)	S$25,700,000.00	Providing news and analysis; 2 common directors
China Financial Network Limited	8th Floor, No. 117 Min Sheng East Road, Section 3, Taipei, Taiwan	Provision of financial information products	100% (100%)	NTD1,000,000.00	Providing financial information products
China Financial News Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Investment holding	100% (100%)	US$1.00	Holding company of China Financial Network Limited
Ford Investor Services, Inc.	11722 Sorrento Valley Road, Suite I, San Diego, California 92121 USA	Provision of equity research	100% (100%)	US$30,000	Providing corporate data products; 1 common director
Fortune China Public Relations Limited	Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central Hong Kong	Investor and public relations firm	100% (100%)	HK$1,000,000.00	Providing investor relation services; 1 common director
FTSE/Xinhua Index Limited	Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central Hong Kong	Provision of index related products and services	50% (50%)	HK$10,000.00	Providing Chinese stock indices; 1 common director
G-7 Group, Inc.	444 Madison Avenue, Suite 704, New York, NY 10022, USA	Provision of economic and policy analysis	100%	US$1.00	Provision of analytic reports; 1 common director
Market News International Inc.	40 Fulton Street Floor 5 New York, New York, 10038, USA	Provision of financial news and analysis	100%	US$97,276.50	Providing news and analysis; 1 common

					director
Market News Service (International) Inc.	CSC Services of Nevada, Inc., 502 East John Street, Carson City, NV 89706, USA	Provision of financial news and analysis	100% (100%)	US$100.00	Provides news and analysis
Mergent, Inc.	5250 77 Center Drive, Suite 150, Charlotte, North Carolina 28217, U.S.A.	Provision of corporate and financial information and data	100%	US$1.00	Providing corporate data products; 1 common director
Mergent Japan K.K.	Shinjuku Park Tower 30F, 3-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-1030, Japan	Provision of corporate and financial information and data	100% (100%)	JPY20,000,000.00	Marketing and sales office for corporate data products in Japan; 1 common director
Shanghai NetChina Limited	Room 303, Building 3, 5635 Shang Chun Highroad, Pudong, Shanghai	Provision of China financial information and services	100% (100%)	JPY50,000,000.00	Marketing and sales office for our products in Shanghai
SMRA International, Inc.	518 Business Park Drive, Suite 210, Bldg. 101, Skillman, NJ 08558, USA	Operating company for international branch offices of SMRA	100% (100%)	US$1.00	Provision of analytic reports; 1 common director
Stone & McCarthy Research Associates, Inc.	101 Business Park Drive, Princeton, NJ 08558, USA	Provision of economic and fixed income research and analysis	100%	US$181.82	Provision of analytic reports; 1 common director
Xinhua Finance Japan Limited	2/F, 6-4, Toranomon 2-chome, Minato-ku, Tokyo, Japan	Provision of financial information products	100% (100%)	JPY119,000,000.00	Marketing and sales office for our products in Japan; 2 common directors
Xinhua Financial Network Limited	Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central Hong Kong	Provision of financial information products	100%	HK$1,464,766.66	Head office function of the Group; 2 common directors
Xinhua Financial Network (Beijing) Limited	12/F East Ocean Center, No.24A Jianguomenwei Avenue, District, Beijing, China 100004	Provision of financial information products	100% (100%)	US$150,000.00	Marketing and sales office for our products in Beijing
Xinhua Financial Network Korea Limited	5/F, 51, 1-Ga, Phil-Dong, Jung-Gu, Seoul, 100-728, Korea	Provision of financial information products	100% (100%)	KRW300,000,000.00	Marketing and sales office for our products in Korea
Xinhua Financial Network (Shanghai) Limited	Room 367, No. 627, Wei Fang Liu Cun, Pudong New District, Shanghai	Provision of financial information products	100% (100%)	US$350,000.00	Marketing and sales office for our products in Shanghai; 2 common

					directors
Xinhua Investment Group Hong Kong Limited	1006, 10/F., World Wide House, 19 Des Voeux Road Central, Hong Kong	Provision of financial and analysis	100% (100%)	HK$3,000,000.00	Providing investment advisory services; 1 common director

Note: (1) The Company has six other subsidiaries in addition to those listed above that have been omitted because they are dormant.
(2) Numbers in brackets indicate percentage of equity held indirectly by the Company.
(3) In September, 2004, Xinhua Mergent Holdings Limited was formed as a wholly owned subsidiary of the Company.

(3) Condition of Equity Method Affiliates

Not applicable.

(4) Other Condition of Affiliates

Not applicable.

4. Employees

(1) The Group:

As of August 31, 2004 the Group employed 575 persons. The number of employees by geographical region, average salary by location, and average age by location is shown in the table below:

Country	Number	Average Monthly Salary (US$ per person)	Average Age
China	140	1,391	31
Hong Kong	59	3,805	34
Taiwan	9	2,147	31
Japan	13	4,044	38
Korea	18	2,319	31
Rest of Asia	15	2,401	35
U.S.	289	4,866	37
U.K.	26	5,969	36
Germany	5	6,469	42
Rest of Europ	1	7,793	49
Total	**575**	**3,775**	**35**

(2) The Company:

Number of employees	None
Average	n. a.
Average age	n. a.
Average years at service in the Company	n. a.

(3) Labor Union etc.

There are no union agreements or collective bargaining agreements with employees of the Group, and there are no material disputes, complaints, investigations and proceedings on matters relating to employment.

III. CONDITION OF BUSINESS OF THE GROUP

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. Unless otherwise indicated, our financial statements and discussion and analysis provided below have been prepared in accordance with Japanese GAAP. This discussion and analysis contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors.

Our subsidiary, XFN, was incorporated under the laws of Hong Kong in November 1999. We were incorporated in January 2004 under the Companies Law to become the holding company for XFN and our other operating subsidiaries. Through a share exchange transaction completed in March 2004, all of the shares of XFN were transferred to us in return for an equivalent number of our shares. As a result, we became the sole shareholder of XFN and the previous shareholders of XFN became our shareholders. Because we were incorporated in January 2004, the audited consolidated financial statements included in this document for the fiscal years ended December 31, 2003 are the financial statements of XFN and the discussion of our financial results for the period is based upon the financial results of XFN. Financial information as at and for the six months ended June 30, 2004 are the consolidated financial results of XFL and the discussion of our financial results for that period is based upon the consolidated financial results of XFL. Because XFN and XFL are different entities incorporated in different jurisdictions and for other reasons discussed elsewhere in this document, the historical results of XFN may not be indicative of our future results.

1. Summary of Results of Operations, etc.

Results of Operation for Six Months Ended June 30, 2004

Turnover

Turnover was US$17,885 thousand (¥1,916,071 thousand) for the six months ended June 30, 2004, higher than the US$16,148 thousand (¥1,729,909 thousand) for the 12 months ended December 31, 2003. Higher turnover in 2004 is primarily due to:

- ***New revenue streams from acquired subsidiaries in 2004*** – including Mergent and MNI.
- ***Additional business developments in 2004*** - generated from demand for China focused financial information, product line extensions with existing clients and introducing and bringing new strategic partners' products into the China market.

Cost of sales

Cost of sales was US$8,511 thousand (¥911,811 thousand) for the six months ended June 30, 2004, higher than the US$8,221 thousand (¥880,695 thousand) for the 12 months ended December 31, 2003. Higher cost of sales in 2004 is mainly due to of the inclusion of cost of sales of Mergent and MNI, which we acquired during the first half of 2004, content/data subscription costs, and events management costs. Cost of sales represented 48% and 51% of turnover for the six months ended June 30, 2004 and 12 months ended December 31, 2003, respectively.

Gross Margin

Gross margin rose to 52% for the six months ended June 30, 2004 from 49% for the 12 months ended December 31, 2003 mainly due to higher margin we derived from our various products and services lines.

Selling, general and administrative expenses

Selling, general and administrative expenses were US$10,546 thousand (¥1,129,832 thousand) for the six months ended June 30, 2004, higher than the US$9,380 thousand (¥1,004,862 thousand) for the 12 months ended December 31, 2003. Higher selling, general and administrative expenses in 2004 are mainly due to higher amortization of purchase goodwill (consolidation adjustment) and the inclusion of selling, general and administrative expenses from Mergent and MNI which encompassed additional offices, staff and other operating expenses.

Operating loss

As a result of the above, operating loss was US$1,172 thousand (¥125,572 thousand) for the 6 months ended June 30, 2004.

Ordinary loss

Ordinary loss was US$3,917 thousand (¥419,627 thousand) for the six months ended June 30, 2004. The change from operating loss to ordinary loss was mainly due to US$2,709 thousand (¥290,226 thousand) of share issuance costs and related expenses incurred by the Company during the period.

Net loss for the period

As a result of the above, net loss for the six months ended June 30, 2004 was US$4,296 thousand (¥460,181 thousand).

EBITDA

EBITDA was US$197 thousand (¥21,133 thousand) in the six months ended June 30, 2004 and (US$932 thousand) (negative ¥99,725 thousand) for the 12 months ended December 31, 2003. EBITDA is calculated by taking operating earnings or loss and adding back the following items in selling, general and administrative expenses: (1) depreciation; (2) amortization; and (3) amortization of goodwill.

Turnover by Geography

Certain information regarding the geographic breakdown of our turnover, determined on the basis of the billing addresses of our customers, is set forth below.

	XFL		
	Six Months Ended June 30, 2004		
	(thousands)		*(% of total)*
Asia	US$5,515	¥590,821	30.8
North America	8,088	866,512	45.2
Europe	3,224	345,434	18.0
Japan	1,033	110,681	5.8
Others	24	2,623	0.2
Total	US$17,885	¥1,916,071	100.0%

Cashflow Analysis for Six Months Ended June 30, 2004

Operating activities

Net cash from operating activities amounted to US$2,840 thousand (¥304,284 thousand) for the six months ended June 30, 2004. Positive operating cashflow for the six months ended June 30, 2004 was a result of net loss being offset by cash generated from working capital changes. These changes were caused by a higher amount of deferred revenue (representing pre-payment from subscribers) from an acquired subsidiary and accrual for professional fees relating to financing and acquisitions.

Investing activities

Net cash used in investing activities amounted to US$25,893 thousand (¥2,773,882 thousand) for the six months ended June 30, 2004. Net cash used in investing activities was mainly composed of capital expenditures and cash used for strategic acquisitions. Total capital expenditures were US$313 thousand (¥33,552 thousand) for the six months ended June 30, 2004. US$25,517 thousand (¥2,733,668 thousand) cash was applied to payment terms for strategic acquisitions such as MNI, Mergent and SMRA. This amount is in addition to non-cash consideration in promissory notes and stock.

Financing Activities

Cashflow from financing activities amounted to US$48,076 thousand (¥5,150,421 thousand) for the six months ended June 30, 2004. Our primary sources of liquidity in the first half of 2004 have continued to be proceeds from our placements of shares to strategic and financial investors worldwide. In the first six months of 2004, from private placements of shares, we raised approximately US$48,622 thousand (¥5,208,894 thousand) in net proceeds after expenses, versus US$22,683 thousand (¥2,430,001 thousand) raised in the year ended December 31, 2003.

Cash Balance

Ending cash balance was US$43,159 thousand (¥4,623,649 thousand) as at June 30, 2004 and US$18,142 thousand (¥1,943,565 thousand) as at December 31, 2003, representing an increase of US$25,017 thousand (¥2,680,085 thousand) arising mainly from the activities described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

Our growth strategy contemplates the making of investments, in the form of acquisitions or equity investments. We believe that our existing cash and cash equivalents and cash flow from operations will be sufficient to meet our each needs through at least the next 12 months, although we cannot assure you that this will be the case. If our cash flow from operations are less than we expect, we may need to incur additional debt, pursue other sources of liquidity, or modify our investment plans. Additional funds may not be available on terms favorable to us or at all.

Loan Facility

In September 2004, our wholly owned subsidiary (the "Borrowing Special Purpose Vehicle") entered into a secured three year term loan facility agreement with ABN Amro Bank N.V. (the "Loan Agreement"), pursuant to which the Borrowing Special Purpose Vehicle has the option, but not the obligation, to borrow a maximum of US$12 million. All amounts borrowed under this facility must be repaid within three years from the date of the initial advance. Interest on any borrowed amount is payable semi-annually at 4.75% above six-month LIBOR. The obligations under this facility are secured by a pledge of all of the shares of Mergent and are guaranteed by XFN, the Company and Mergent.

The Loan Agreement contains provisions which, among other things, require Mergent and its subsidiaries to maintain certain financial ratios and restrict their ability to dispose of assets, grant security interests over assets, pay dividends, make investments and enter into mergers.

2. Condition of Production, Order Acceptance and Sales

Condition of Production and Order Acceptance:

As we are a services company, this is not applicable.

Condition of Sales:

Please refer to "1. Summary of Results of Operations, etc."

3. Issues To Be Resolved

We continue to take steps to resolve the following issues relating to our business:

Growing competition. As China's financial industry continues to be deregulated, more players are likely to participate in the China markets and the competition is expected to intensify.

Mitigating factors:

- *Continue to launch services that bring new standards in the China market.* In order to maintain and increase our competitive edge, we will continue to bring new standards (such as standards of index calculation methodology, ratings calculation methodology, disclosure, and corporate governance) for China's financial markets by adding depth and breadth to our service lines and applying proven technologies and methodologies for the China market.

- *Continue to pursue strategic acquisitions to expand and broaden our service offerings and acquire proven expertise.* We intend to continue pursuing strategic acquisitions that provide us with additional products to bring into China, extend our global distribution capabilities, and gain additional revenue streams from acquired service lines.

Acquisition selection and integration. With acquisition being a key part of our growth strategy, proper selection of appropriate acquisition targets and effective subsequent integration of acquired companies are critical to our success.

Mitigating factors:

- *Careful selection of targets.* We screen potential acquisition targets that fit into our business strategy and conduct due diligence on short-listed candidates to assess the quality of their management.

- *Structure transactions to minimize commercial risks.* In our purchase agreement negotiations, when and where appropriate, we structure transactions in ways that protect the interests of the Company, such as including "earn out" provisions linking the purchase price of the acquired company to its financial performance after the acquisition has occurred.

- *Retain key management members of acquired companies.* In addition to selecting well-managed operations, we further ensure that our acquired companies continue to operate efficiently and effectively by retaining key management members. This method allows us to increase staff stability and client retention, minimize integration risks and ensure management and administrative control.

- *Maintain and develop in-house acquisition and integration efficiency.* Prior to joining the Company, members of our management team have worked with organizations that have conducted acquisitions and have gained relevant experience that is applied to our acquisition strategy.

A strong and stable management team. We require a strong and stable management team for our operations due to the rapidly developing business environment in China and our aggressive growth strategy in China and overseas.

Mitigating factors:

- *Retain and attract a solid management team with international experience.* Our international senior management team includes experienced managers with extensive experience in building businesses in China, Asia and overseas. It is a high priority within the Company to continue to employ skilled and proficient managers.

- *Align interests of our management team and shareholders through a share compensation program.* Under this program, our management team has equity ownership, incentivizing them to perform for the long-term success of the Company.

- *Sign executive contracts with key managers to protect the Company.* Existing key managers and managers from acquired companies are required to sign employment contracts with non-compete, non-disclosure and confidentiality provisions. We will continue to sign such contracts with key managers in the future.

4. Material Contracts Relating to Business

Note: References in this section to numbers of the Company's shares issued as consideration for acquisitions have not been adjusted to give effect to the 1-for-2000 reverse share split approved by the Company's shareholders on August 24, 2004.

MNI

The Company entered into an Agreement and Plan of Reorganization (the "MNI Merger Agreement") as of February 17, 2004 with MNI Acquisition Corporation (the "Sub"), a wholly-owned subsidiary of the Company, and Market News International, Inc. ("MNI"). In accordance with the MNI Merger Agreement, MNI merged with the Sub on March 5, 2004 thereby effecting the acquisition of MNI by the Company. The merger consideration is targeted at a minimum of US$12,000,000 and may exceed US$15,000,000 if certain financial performance milestones are met by MNI over 2004 and 2005. The consideration consists of part cash and part shares in the Company and will be paid to the former shareholders of MNI based on MNI's financial results in 2004 and 2005 with the final payment scheduled for March 31, 2006. A portion of the consideration has been paid into an escrow account with a third party escrow agent who will hold the consideration until the parties determine the final amounts to be paid by the Company to the former shareholders of MNI, in accordance with the terms of the MNI Merger Agreement.

MERGENT

The Company entered into a merger agreement dated June 14, 2004 (the "Mergent Agreement"), with Mergent, the shareholders of Mergent (the "Mergent Shareholders") and MRT Acquisition Corp. ("MRT Sub"), a wholly owned subsidiary of the Company (the "Mergent Agreement"). Pursuant to the Mergent Agreement, the MRT Sub merged with and into Mergent with Mergent as the surviving entity. The Mergent Shareholders and employees of Mergent with restricted stock awards (the "Sellers") received a total of 57,312,576 shares of the Company (the "Consideration Shares"). The Mergent Agreement provides that if there is an initial public offering of the Company, and the value of the Consideration Shares (based on the average of (i) the price per share at which the Company sells shares to the public, and (ii) the closing price per share on April 25, 2005, being the first day after the expiry of the lockup agreement entered into by certain of the Mergent Shareholders) is less than US$66,000,000, the Company will pay the difference to the Sellers in cash. In addition, the Company purchased the secured debt of Mergent from certain of the Mergent Shareholders for a cash payment of US$12,000,000 and notes issued by the Company totaling US$12,000,000.

SMRA

The Company entered into a Stock Purchase Agreement with Raymond W. Stone and Francis W. McCarthy, Jr. (the "SMRA Selling Shareholders") dated June 30, 2004 pursuant to which the Company purchased all of the outstanding stock of SMRA with an initial consideration of US$5,000,000 in cash. Subsequent consideration consisting of part cash and part shares in the Company will be paid to the SMRA Selling Shareholders based on SMRA's financial performance in 2004 and 2005 (the "SMRA Subsequent Consideration"). The SMRA Subsequent Consideration will be payable by the Company at the latest October 2006, and shall in no event exceed US$4,000,000.

G7 Group

The Company entered into an Agreement and Plan of Merger dated June 30, 2004, with G7 Group, the shareholders of G7 Group, (the "G7 Selling Shareholders"), and XFN Acquisition Corp. ("XFN Sub"), a wholly owned subsidiary of the Company (the "G7 Group Agreement"). Pursuant to the G7 Group Agreement, the XFN Sub merged with and into G7 Group with G7 Group as the surviving entity. The G7 Selling Shareholders received, as initial consideration, US$3,825,227 in cash and 6,091,126 shares in the Company. A subsequent payment will be made in 2005, in cash and shares, in amounts to be determined depending on G7 Group's ability to meet certain financial performance milestones in 2004 (the "G7 Subsequent Consideration"). A portion of the G7 Subsequent Consideration has been placed into an escrow account with a third party escrow-agent who will hold the consideration until the parties determine the final amount to be paid to the G7 Selling Shareholders, in accordance with the terms of the G7 Group Agreement.

OTHER

XFL and the shareholders of XFN entered into an agreement for the sale and purchase of the entire issued share capital of Xinhua Financial Network Limited on March 4, 2004, pursuant to which all of the shares of XFN were transferred to the Company and in return the Company issued to the shareholders of XFN an equivalent number of the Company's shares on March 4, 2004. The purpose of the share exchange carried out pursuant to this agreement was to establish a holding company for XFN in preparation for listing.

5. Research and Development

In the financial services and media industry, research and development efforts are focused on new products development, enhancements to existing products and services, and improvement in distribution mechanisms. We have invested in these areas since the inception of XFN. In our on-going business activities, we have spent substantial resources in research and development efforts and costs associated with such efforts are expensed in the income statement.

In new product developments, we have recently created the Xinhua Lehman bond indices in cooperation with Lehman Brothers to address the growing demand for the domestic bond market in the PRC. Our Xinhua FTSE joint venture has developed and rolled out new equity indices. Our ratings business has developed PI (public information) ratings, applying methodologies used in international markets to the local business realities and practices in China.

For product/service enhancements, our indices business has continued to refine and improve on its existing indices. These customized indices allow our clients to create different index–linked products. Moreover, our index committee has commissioned many initiatives to continue improving our index calculation methodology. Our ratings business has also taken active steps to significantly improve its training programs for existing and potential clients.

For improvements in distribution, we have created an extensive media distribution network for our Xinhua PR Newswire alliance, which contains more than 2,000 media distribution points in the PRC. We have also developed a delivery platform in which real-time financial news are transmitted to mobile phones users.

The costs and expenses associated with the above research and development activities are expensed in the income statement as operating expenses as incurred and are not capitalized.

IV. CONDITION OF FACILITIES

1. Condition of Major Facilities

(1) The Company

Location: Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies

Note: As the Company is an exempted company and holding company, operations are conducted mainly outside the Cayman Islands and business headquarters is in Hong Kong.

Business headquarters in Hong Kong (XFL and XFN)

Location: Suite 2003-5 Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong.
Purpose: Headquarters of the Business / Management of the Group
Area: 543.2 m^2 (leased, which expires in 16 Jan 2006)
Employees working therein: 56 staff
Rent for 2003: US$85,385

(2) Subsidiaries in Japan

Regional office in Tokyo (Xinhua Finance Japan Limited)

Location: 2/F 6-4, Toranomon 2-chome, Minato-ku, Tokyo, 105-0001, Japan.
Purpose: Regional Office
Area: 39m^2 (leased, which expires in 15 Nov 2005)
Employees working therein: 5 staff
Rent for 2003: US$46,022

(3) Subsidiaries in foreign countries

Regional office in Beijing (Xinhua Financial Network (Beijing) Limited)

Location: 12/F East Ocean Center, 24 A Jianguomenwai Street, Chaoyang District, Beijing, PRC 100004.
Purpose: Regional Office
Area: 1,097.38 m^2 (leased, which expires in 31 Aug 2005)
Employees working therein: 93 staff
Rent for 2003: US$232,770

Regional office in Shanghai (Xinhua Financial Network (Shanghai) Limited)

Location: 21A Qi Hua Tower, 1375 Huai Hai Road Middle Shanghai 200031 PRC.
Purpose: Regional Office
Area: 350 m^2 (leased, which expires in 30 Apr 2005)
Employees working therein: 32 staff
Rent for 2003: US$57,600

Regional office in New York (MNI)

Location: 40 Fulton Street, Floor 5, New York, New York 10038, United States
Purpose: Regional Office
Area: 1,137.97 m^2 (leased, which expires in 30 June 2010)
Employees working therein: 27 staff
Rent for 2003: US$395,007

Regional office in Charlotte, North Carolina (Mergent)

Location: 5250 77 Center Drive, Suite 150, Charlotte, North Carolina 28217, United States
Purpose: Regional Office
Area: 4,184.36 m^2 (leased, which expires in August 31, 2007)
Employees working therein: 170 staff
Rent for 2003: US$791,616

2. Plans for Installation, Removal, etc. of Facilities

None.

V. CONDITION OF THE REPORTING COMPANY

1. Condition of Shares, etc.

(1) Total number of shares, etc. (As of September 16, 2004)

Number of Authorized Shares:	2,500,000
Total Number of Shares Outstanding:	
Ordinary:	101,803.678
Series A Preferred:	10,430.364
Series B Preferred:	35,540.635
Series C Preferred:	33,500.681
Total:	**181,275.358**
Number of Shares Unissued:	2,318,724.642
Shares Committed to be Issued*:	209.506
Warrants and Options to Subscribe For the Equivalent Number of Ordinary Shares**:	8,393.197
Ordinary Shares to be Issued In Respect of Acquisitions Subject to Certain Conditions***:	2,413.19
Ordinary Shares to be Issued Pursuant To an Employee Stock Compensation Plan Subject to Certain Conditions****:	1,643.797
FULLY DILUTED SHARES:	**193,935.048**

* These shares will be issued upon payment of par-value amount.

**The following table sets forth certain information regarding grants of options and warrants to acquire our shares:

Date of Grant	# of warrants/options	Class	# of shares	Amount to be paid	Amount to Share Capital if exercise	Exercise Period	Transferable	Other material terms
5-Jan-04	Options to subscribe for 50 ordinary shares	Ordinary	50	US$ 0.73 or as determined by Compensation Committee	US$ 0.73 or as determined by Compensation Committee	5 January 2004 to 31 December 2005	Option shall not be assignable	10 shares vested on 5 January 2004. 20 shares will vest on 31 December 2004 and 31 December 2005, respectively
16-Jul-04	Warrant to subscribe for 1,300.4805 ordinary shares	Ordinary	1,300.4805	$792 per share	$1,029,981	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company without the prior written consent of the Company or underwriters.
16-Jul-04	Warrant to subscribe for 6,944.444 ordinary shares	Ordinary	6,944.444	$720 per share	$5,000,000	1 October 2004 to six months after the last day of any lock-up period imposed by the lead manager or underwriters of the Company on any shareholder	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company during the lock-up period imposed by the lead manager or underwriters of the Company on any shareholder.
12-Aug-04	Warrant to subscribe for 98.2725 ordinary shares	Ordinary	98.2725	$792 per share	$77,832	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company without the prior written consent of the Company or underwriters.

*** Pursuant to the agreement for acquisition of Fortune China, the Company committed to issue and allot to the vendors of the shares of Fortune China 24.655 ordinary shares credited as fully paid at par by the end of 2005 if the Company will be listed by the end of 2005. Pursuant to the agreement for acquisition of SMRA, the Company committed to issue and allot to the vendors of the shares of SMRA 2,388.535 ordinary shares should certain milestones (such as reaching the pre-determined revenue target) are met. These shares will be issued with no additional payment.

**** The Company has established an employee stock compensation plan, which is administered by the compensation committee. It provides for coverage to include employees, directors, consultants and/or advisors and any others as determined by the board. The share price is determined by the Committee but may not be below par value, and the option price may not be below fair market value of the shares at the date the option is granted. The share pool is subject to adjustment but may not exceed 20% of the Enlarged Share Capital of the Company. Enlarged Share Capital is defined as the fully-diluted total outstanding share capital of the Company.

Details of Shares Outstanding

Registered / bearer shares And Par value or no-par-value	Registered shares with par value of HK$20.00 per share
Number of shares outstanding:	
Ordinary	101,803.678
Series A Preferred	10,430.364
Series B Preferred	35,540.635
Series C Preferred	33,500.681
Total	181,275.358
Name of securities exchange or securities association in which shares are listed or registered	n.a.

Note 1. When and as declared by the directors, the holders of Series A Preferred Shares shall be entitled to receive, out of any funds legally available therefor, dividends prior and in preference to any declaration of payment of any dividend on the ordinary shares. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares, the amount equivalent of the price at which the Preferred Shares were actually subscribed for by holders per share then held by them plus all declared but unpaid dividends on each such share. The holders of Series A Preferred Shares shall be entitled to vote together with the holders of the ordinary shares as a single class in a shareholders' meeting. Each Series A Preferred Share shall be convertible, at the option of the Series A Preferred Shareholder, at any time after the date of issuance of such Series A Preferred Share, into such number of ordinary shares as is determined by dividing the price at which the Preferred Shares were actually subscribed for by holders by the Conversion Price applicable to such Series A Preferred Share. Each Series A Preferred Share shall automatically be converted into ordinary shares at the Conversion Price at the time in effect upon the closing of an initial public offering or upon the election of holders of at least 75% of the Series A Preferred Shares then outstanding.

2. When and as declared by the directors, the holders of Series B Preferred Shares shall be entitled to receive, out of any funds legally available therefor, dividends prior and in preference to any declaration of payment of any dividend on the ordinary shares. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series B Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares, the amount equivalent of the price at which the Preferred Shares were actually subscribed for by holders per share then held by them plus all declared but unpaid dividends on each such share. The holders of Series B Preferred Shares shall be entitled to vote together with the holders of the ordinary shares as a single class in a shareholders' meeting. Each Series B Preferred Share shall be convertible, at the option of the Series B Preferred Shareholder, at any time after the date of issuance of such Series B Preferred Share, into such number of ordinary shares as is determined by dividing the price at which the Preferred Shares were actually subscribed for by holders by the Conversion Price applicable to such Series B Preferred Share. Each Series B Preferred Share shall automatically be converted into ordinary shares at the Conversion Price at the time in effect upon the closing of an initial public offering or upon the election of holders of at least 75% of the Series B Preferred Shares then outstanding.

3. When and as declared by the directors, the holders of Series C Preferred Shares shall be entitled to receive, out of any funds legally available therefore, dividends prior and in preference to any declaration of payment of any dividend on the ordinary shares. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series C Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares, the amount equivalent of the price at which the Preferred Shares were actually subscribed for by holders per share then held by them plus all declared but unpaid dividends on each such share. The holders of Series C Preferred Shares shall be entitled to vote together with the holders of the ordinary shares as a single class in a shareholders' meeting. Each Series C Preferred Share shall be convertible, at the option of the Series C

Preferred Shareholder, at any time after the date of issuance of such Series C Preferred Share, into such number of ordinary shares as is determined by dividing the price at which the Preferred Shares were actually subscribed for by holders by the Conversion Price applicable to such Series C Preferred Share. Each Series C Preferred Share shall automatically be converted into ordinary shares at the Conversion Price at the time in effect upon the closing of an initial public offering or upon the election of holders of at least 75% of the Series C Preferred Shares then outstanding.

4. On the closing of our IPO, Series A Preferred Shares, Series B Preferred Shares, and Series C Preferred Shares will all be converted to Ordinary Shares on a 1:1 basis.

(2) Total number of shares issued and changes in capital stock (As of September 16, 2004)

Note: Information presented in the following table prior to August 24, 2004 does not reflect the 1-for-2000 reverse stock split approved by the Company's shareholders on August 24, 2004.

Date	Remarks	Number of Shares Issued	Cumulative Number of Shares Issued*	Increase in Total Capital US$	Cumulative Total Capital US$
05-Jan-04	Incorporation share	1	1	0.00128	0.00128
4-Mar-04	Ordinary shares, Series A and Series B exchanged from XFN to XFL	146,476,666	146,476,667	23,842,551	23,842,551
4-Mar-04	Issuance of Series B Pref Shares	8,483,325	154,959,992	3,053,997	26,896,548
5-Mar-04	Share issuance related to MNI acquisition	12,500,030	167,460,022	4,500,011	31,396,559
6-Apr-04	Share issuance related to employee compensation	12,162,569	179,622,591	15,593	31,412,152
25-May-04	Share issuance related to XIG acquisition	8,888,888	188,511,479	2,168,889	33,581,041
1-Jun-04	Share issuance related to Netchina acquisition	2,530,440	191,041,919	1,743,726	35,324,767
14-Jun-04	Share issuance related to Mergent acquisition	57,312,577	248,354,496	31,235,354	66,560,121
17-Jun-04	Share issuance related to employee compensation	100,000	248,454,496	128	66,560,249
21-Jun-04	Share issuance related to employee compensation	2,666,666	251,121,162	3,419	66,563,668
21-Jun-04	Issuance of Series C Pref Shares	66,106,387	317,227,549	48,257,663	114,821,331
22-Jun-04	Share issuance related to employee compensation	100,000	317,327,549	128	114,821,459
30-Jun-04	Share issuance related to employee compensation	271,666	317,599,215	348	114,821,807
30-Jun-04	Share issuance related to G7 Group acquisition	12,182,251	329,781,466	6,639,327	121,461,134
11-Jul-04	Share issuance related to employee compensation	31,723,335	361,504,801	40,671	121,501,805
19-Jul-04	Share issuance related to employee compensation	33,333	361,538,134	43	121,501,848
30-Jul-04	Issuance of Series C Pref Shares	894,975	362,433,109	653,332	122,155,180
16-Aug-04	Share Issuance related to employee compensation	97,607	362,530,716	125	122,155,305
20-Aug-04	Share Issuance related to employee compensation	20,000	362,550,716	26	122,155,331
24-Aug-04	1-for-2000 reverse stock split	n.a.	181,275.358	n.a.	122,155,331

Note: "Total Capital" includes share capital and share premium.

(3) Major Shareholders

(As of August 31, 2004)

Number	Name of Shareholder	Address	Number of Shares	Shareholding %
1	Xinhua Finance Holdings Limited	Office Chambers, PO Box 217 Apia, Samoa	13,999.95	7.7%
2	Patriarch Partners II, LLC	40 Wall Street, 25th Floor, New York, NY 10005, USA	11,010.6395	6.1%
3	ARK II CLO 2001-1, Ltd.	One World Financial Center New York, NY 10281-1003	11,010.639	6.1%
4	Fredy Bush Family Trust	1911 Sacramento Street, San Francisco, CA 94109	8,205.833	4.5%
5	Nissin Co., Ltd.	Shinjuku Eru-Tower 25F, 6-1, Nishi-Shinjuku, 1-chome, Shinjuku-ku, Tokyo 163-1555, Japan	7,041.015	3.9%
6	Jae Lie	1500 Huaihai Central Road, Tower 3, Room 15D, Shanghai, People's Republic of China	5,600	3.1%
7	Kung Yuen-Kao, Billy	11/F, No. 136 Roosevelt Road, Section 2, Taipei, Taiwan	5,058.333	2.8%
8	Insight Associates Limited	c/o 35th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	3,700	2.0%
9	XFN Investors, L.L.C.	Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE, 19808, USA	3,472.222	1.9%
10	CSK Finance Co., Ltd.	5th Floor, Riviera Minami Aoyama Building, 3-3-3 Minami-Aoyama, Minato-ku, Tokyo, 107-0062, Japan	3,400	1.9%

Notes: On September 6, 2004, Xinhua Finance Holdings Limited transferred all shares owned in the Company to Xinhua Development Holdings Limited whose address is The Office of East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands.

2. Trend in Share Prices

Not applicable.

3. Director and Officers

(1) Personal history and Number of Shares Owned – Directors and Officers

Members of the Board of Directors(as of September 16,2004)

Position	Name	Date of birth	Personal history	Number of shares owned
Chairman	WU Ji Guang	7/16/1951	Mr. Wu has been a director and our Chairman since April 2004 and held the same positions at XFN from May 2003 to April 2004. Mr. Wu is also President of China Media Development Shenzhen Incorporation, a company wholly-owned by XNA.	—
Vice Chairman, Chief Executive Officer and member of the Executive Commitee	Fredy BUSH	9/25/1958	Ms. Bush, our founder, has been a director and our Chief Executive Officer since February 2004 and was a director, Vice Chairman and Chief Executive Officer of XFN since January 2001 and June 2001, respectively. Prior to founding our company, Ms. Bush, an entrepreneur, established a successful consulting business in Asia where she assisted clients in building business alliances particularly between the United States and Asia and in the financial sector.	—
President, Asia and member of the Executive Committee	Jae LIE	2/19/1961	Mr. Lie has been a director and our President, Asia since April 2004 and was a director and a senior executive at XFN from November 2001 to April 2004. Prior to that, Mr. Lie was the Senior Director of Sales and Marketing for Fritz Companies, Inc. Mr. Lie holds a Bachelor Degree in Economics from University of California, Berkeley, USA. Mr. Lie speaks Mandarin, Japanese, Korean, and English.	5,600
Editor-in-Chief, Xinhua Finance News	Graham Anton EARNSHAW	12/29/1952	Mr. Earnshaw has been a director and our Editor-in-Chief of Xinhua Finance News, since August 2004. He was a director at XFN from February 2002 to April 2004, and was Managing Director, Financial News from February 2002 to August 2004. Prior to that, Mr. Earnshaw was the Beijing Bureau Chief for Reuters from 1985 to 1987, Reuters' Editor for Asia from 1990 to 1995 and the Beijing Bureau Chief for the London Daily Telegraph from 1980 to 1984. Mr. Earnshaw possesses many years of experience as a journalist and a manager in China and other parts of Asia. Mr. Earnshaw has also written a number of books about Asia and is fluent in Mandarin, Cantonese and English.	750

Vice President	WANG Bin	1/17/1965	Dr. Wang has been a director since July 2004. Dr. Wang possesses over 11 years of experience in China's capital markets. He is now Assistant to Mr. Wu, the President of China Media Development Shenzhen Incorporation and Chairman of the Company, and is in charge of mergers and acquisitions, venture capital investment and securities investments for China Media Development Shenzhen Incorporation. Dr. Wang graduated from Nankai University in Tianjin and studied statistics, finance and economics. Dr. Wang holds a PhD in Economics specializing in index and investment theory.	—
Independent Director and member of the Audit and Compensation Committees	Dennis Lindsay PELINO	9/23/1947	Mr. Pelino has been a director since February 2004 and a director of XFN since September 2001. Mr. Pelino is also the Chairman and Chief Executive Officer of Stonepath Group, a logistics company. Prior to that, Mr. Pelino was President and Chief Operating Officer of Fritz Companies, Inc., a global logistics company.	—
Independent Director and member of the Audit and Compensation Committees	John MacLeod WILLIAMS	6/22/1945	Mr. Williams has been a director since April 2004 and was a director of XFN from July 2002 to April 2004. Mr. Williams is also the Executive Vice-President — Asia of PR Newswire. Mr. Williams holds a Bachelor of Arts degree in English and Journalism from Syracuse University.	—
Independent Director and member of the Audit and Compensation Committees	Shelly SINGHAL	8/21/1967	Mr. Singhal has been a director of the Company since July 2004. Mr. Singhal is Managing Director and Executive Vice President of SBI-USA, an advisory firm specializing in growth companies. Prior to joining SBI-USA, Mr. Singhal was managing director of corporate finance at Roth Capital Partners Bridge Fund, Foothill Capital, Inc., and Heller Financial. Mr. Singhal earned his Bachelor of Science at Seaver College at Pepperdine University.	—
			Total	**6,350**

Notes:

(1) Fredy Bush indirectly owns 8,205.833 shares in the Company through beneficial shareholdings.

(2) Dennis Pelino indirectly owns 1,458.3335 shares in the Company through beneficial shareholdings.

Executive Officers(as of September 16, 2004)

Position	Name	Date of birth	Personal history	Number of shares owned
Chief Financial Officer and member of the Executive Committee	LAU Tin Chung, Gordon	4/28/1964	Mr. Lau has been our Chief Financial Officer since April 2004 and was the Chief Financial Officer of XFN from September 2002 to April 2004. Prior to that, Mr. Lau worked with SG Cowen/SG Securities, Nomura Securities, the Ontario Securities Commission and KPMG Peat Marwick. Mr. Lau is a qualified Canadian Chartered Accountant and holds a Masters degree in Business Administration (with distinction) from the University of Western Ontario.	—
Legal Counsel	John McLEAN	3/16/1967	Mr. McLean joined the Company in May 2004 and heads the Company's legal team. Prior to that, Mr. McLean worked for six years in Asia with a leading international law firm and four years in New York and Toronto with Canadian firm Stikeman Elliott. He is qualified to practice in Hong Kong, the United Kingdom and Canada, and speaks Mandarin Chinese. Mr. McLean holds a degree in law from Queen's University and a BA (with distinction) from University College, University of Toronto.	67
Chief Executive Officer, MNI, and member of the Executive Committee	Michael CONNOR	3/6/1958	Mr. Connor joined MNI in 1989 as CFO and was appointed to the position of CEO in March 1993. Prior to joining MNI, Mr. Connor was the Manager of Planning and Development for the Corporate Bond Department of Moody's Investor Service. Before joining Moody's, Mr. Connor worked at Merrill Lynch Capital Markets. Mr. Connor has a BS in Business and Economics from Lehigh University.	157.159
Chief Executive Officer, Mergent and member of the Executive Committee	Jonathan WORRALL	3/16/1957	Mr. Worrall joined Mergent in early 2000 as Managing Director, International Operations prior to assuming his current position in June 2002. Before joining Mergent, Mr. Worrall was the Managing Director, Investment Data Products for the Asia Pacific region for BARRA Inc. He has also held executive management positions at FAME, Randall & Helms, Credit Suisse and Helix Technology Group. He attended Henley Management College.	2,150.82
Chief Executive Officer, the G7 Group and member of the Executive Committee	Jane HARTLEY	4/18/1950	Ms. Hartley is the Chief Executive Officer of the G7 Group. Before joining the G7 Group, Ms. Hartley held executive positions with WWOR-TV, an independent television station owned by MCA (Universal Studios) and Westinghouse Broadcasting. Prior to that, she worked at the White House as a Deputy Assistant to the President in the Carter Administration, and was the Director of Congressional Relations at the Department of Housing and Urban Development. Ms. Hartley is also a member of the Council on Foreign Relations. Ms. Hartley graduated from Boston College (Newton College) with a B.A. in Political Science and Economics.	2,177.0475
			Total	**4,552.0265**

Note: Gordon Lau Tin Chung indirectly owns 3,700 shares in the Company through beneficial shareholdings.

VI. FINANCIAL CONDITION

[*To be provided by Tohmatsu.*]

VII. TREND IN THE FOREIGN EXCHANGE RATE

Omitted because the exchange rate between the U.S. dollar and Japanese yen for the latest five fiscal years are reported by more than two Japanese daily newspapers.

VIII. REFERENCE INFORMATION

Not Applicable.

PART II. INFORMATION ON THE GUARANTOR, ETC.

I. INFORMATION ON THE GUARANTOR

Not Applicable.

II. INFORMATION ON COMPANIES OTHER THAN THE GUARANTOR

Not Applicable.

III. INFORMATION ON INDEX, ETC.

Not Applicable.

Xinhua Finance Limited
12g3-2(b) Exemption Letter
Exhibit A, Item 12



XINHUA FINANCE

What's New | Fact Sheet | Careers

About Xinhua Finance | Products & Services | Investor Resources | Media Resources | Partnership



Media Resources
- **Press Releases**
- Media Mentions
- Image Library

Media Resources > **Press Releases**

Press Releases

◂ Back to Press Releases Index Page ▸ Next Press Release

Xinhua Finance Reports Positive Financial Results for First Half 2004

HONG KONG, October 13, 2004 – Xinhua Finance reports positive financial performance for first half of 2004 ended June 30, 2004. The Company achieved positive earnings before interest, taxes, depreciation and amortization (EBITDA) of US$0.2 million under Japan GAAP and US$0.3 million under International Financial Reporting Standards. Japan GAAP is the Generally Accepted Accounting Principles in Japan.

EBITDA is a key benchmark for financial information and services companies such as Xinhua Finance because it provides investors with an approximate measure of cash flow.

On September 16, 2004, Xinhua Finance announced that it would undertake an initial public offering of its ordinary shares and seek a public listing on the MOTHERS board of the Tokyo Stock Exchange (TSE). The shares are expected to begin trading on October 28, 2004.

Fredy Bush, CEO of Xinhua Finance, commented, "We are proud of achieving positive EBITDA for the first half of 2004. Xinhua Finance is a high-growth company that has made significant progress in the past year through organic growth and strategic acquisitions, and our financial performance reflects our achievements."

Gordon Lau, CFO of Xinhua Finance, said, "For a company that only started selling its products in 2002, Xinhua Finance's ability to achieve positive EBITDA in two and a half years demonstrates its exceptional business model and the strong interest in China's financial markets from international and domestic investors."

Attention: This document is a statement of facts for public announcement, and is not intended to induce investment. The ordinary shares of the Company have not been and will not be registered under the securities regulation of any jurisdiction other than Japan, including, but not limited to, the United States. Accordingly, they are not being offered, sold or delivered within the United States or to U.S. persons or otherwise outside of Japan.

For more information, please contact:
Xinhua Finance in Japan
Satoshi Takenaka, Managing Director, Corporate Communications
+81-3-3500-5328, takenaka@xinhuafinance.com
Xinhua Finance in Hong Kong
Joy Tsang, Corporate & Investor Communications Manager
+852-3196-3983, +852-948-64364, joy.tsang@xinhuafinance.com

Golin/Harris Forrest in Hong Kong
CT Hew, +852 2501 7963, ct.hew@golinharris.com
The Ruth Group in New York
Gregory Tiberend: +1-646-536-7005, gtiberend@theruthgroup.com; or
Jason Rando: +1-646-536-7025, jrando@theruthgroup.com

About Xinhua Finance Limited

Xinhua Finance is an independent financial information and media company providing financial news and information, as well as a broad array of financial products and services unique to the China markets. Xinhua Finance provides real time coverage of Chinese and Asian equity markets, delivering an integrated platform of China-specific indices, financial news feeds, credit ratings, and investor relations services to global financial institutions and re-distributors via leased line, Internet, and satellite technology.

Founded in 1999, Xinhua Finance is owned by a group of international shareholders. The company is headquartered in Hong Kong and has offices in Beijing, Shanghai, Shenzhen, Taipei, Tokyo, Seoul, Singapore, New York, Washington D.C., Chicago, London and more. For more information, see www.xinhuafinance.com.

PDF Version of this announcement (Download Acrobat Reader)

Xinhua Finance Limited
12g3-2(b) Exemption Letter
Exhibit A, Item 13





Press Releases

◂ Back to Press Releases Index Page ▸ Next Press Release

Xinhua Finance Begins Trading on the Tokyo Stock Exchange Mothers Market

TOKYO, October 28, 2004-- Xinhua Finance Limited (TSE 9399), China's premier financial services and media company, announced that its debut trading of ordinary shares began today on the Tokyo Stock Exchange (TSE) Mothers market. The Company priced its initial public offering of 31,599 shares at ¢ D175,000 a share on Monday, October 18, 2004. The total number of shares sold in the offering included 20,000 newly issued shares, 7,478 existing shares and 4,121 shares from the exercise of the green shoe option. The net proceeds from the offering were approximately 3.5 billion yen.

"We are delighted by the strong interest and demand from Japanese and international investors in our listing, which is a landmark transaction for both the Company and the Japan market," said Fredy Bush, CEO of Xinhua Finance. "We are proud to be the first China IPO in Japan, the first non-Japanese equity to list on the Mothers Board, the first non-Japanese company to choose Japan as its primary market, and for the first time, a foreign stock trading in Japan through an international settlement arrangement, which gives stock liquidity and allows investors globally to invest in the Company.

"This offering provides Xinhua Finance with the financial flexibility and strength to continue to grow the Company and to further develop our core businesses," Ms Bush added. "Xinhua Finance is an EBITDA-positive, high-growth company, and its remarkable progress parallels China's phenomenal development over the past five years. Investing in our company is investing in the future of China."

Nomura Securities acted as lead manager of the offering. The co-managing underwriters of the offering were HSBC Securities, Merrill Lynch, Toyo Securities, Cosmo Securities, Naito Securities, Okasan Securities, ORIX Securities, Shinko Securities and MONEX, Inc.

Attention: This document is a statement of facts for public announcement, and is not intended to induce investment. The ordinary shares of the Company have not been and will not be registered under the securities regulation of any jurisdiction other than Japan, including, but not limited to, the United States. Accordingly, they were not offered, sold or delivered within the United States or to U.S. persons or otherwise outside of Japan.

For more information, please contact:
Japan
Satoshi Takenaka, Managing Director, Corporate Communications, Xinhua Finance +81-3-3500-5328, takenaka@xinhuafinance.com

Hong Kong
Joy Tsang, Corporate & Investor Communications Manager, Xinhua Finance
+852-3196-3983, +852-948-64364, joy.tsang@xinhuafinance.com
Golin/Harris Forrest
Wade Lundin, +852 2501 7915, wade.lundin@golinharris.com
CT Hew, +852 2501 7963, ct.hew@golinharris.com

New York
The Ruth Group
Media:
Gregory Tiberend: +1-646-536-7005, gtiberend@theruthgroup.com; or
Jason Rando: +1-646-536-7025, jrando@theruthgroup.com
Investors:
David Pasquale: +1-646-536-7006, dpasquale@theruthgroup.com; or
Denise Roche: +1-646-536-7008, droche@theruthgroup.com

PDF Version of this announcement (Download Acrobat Reader)

Amending Notification Concerning Securities Applied for Listing
(Foreign Stock; Mothers)

To: Tokyo Stock Exchange, Inc.
President and CEO

October 29, 2004

Name of Company: Xinhua Finance Limited

Title and Name of Representative: Fredy Bush, Chief Executive Officer

Signature of Representative:

We hereby notify that some details of the securities applied for listing on August 31, 2004 has been changed as follows.

DESCRIPTION

1. Shares (except for shares mentioned in 3 below)

	Name of Securities	Registered or not registered	Kinds	With or Without Par Value and Par Value Amount	Amount to be Capitalized	Number of Shares (Number of Paid-up Shares)
Before Amendment (As of the date of application for listing)	Ordinary shares of Xinhua Finance Limited	Registered	Ordinary shares	With Par Value of HKD 20.00	[TBD]	206,275.358 (181,275.358)
After Amendment (As of the date of listing)	Ordinary shares of Xinhua Finance Limited	Registered	Ordinary shares	With Par Value of HKD 20.00	USD 29,786,243	201,275.358 (201,275.358)

2. Shares of Stock Applied for Listing But Still Unissued at the Date of Application

	Categories	Kinds of Issue	Date of Board's or Shareholders' Resolution	Date of Allocation (Substantive)	Ratio of Split (Allocation)
Before Amendment	(A)	NA	NA	NA	NA
	(B)	Public offering	Board's Resolution on September 16, 2004	October 28, 2004	NA
After Amendment	(A)	Public offering	Board's Resolution on September 16, 2004	October 28, 2004	NA
	(B)	NA	NA	NA	NA

	Offering Period	Date of Payment	Date of Issuance	Planned Date of Delivery of New Shares	Initial Date for Calculation of Dividends	Number of Shares
Before Amendment	NA	NA	NA	NA	NA	NA
	From October 20, 2004 to October 25, 2004	October 28, 2004	October 28, 2004	October 28, 2004	October 28, 2004	25,000
After Amendment	From October 20, 2004 to October 25, 2004	October 28, 2004	October 28, 2004	October 28, 2004	NA	25,000
	NA	NA	NA	NA	NA	NA

(A) = Shares in respect of the issuance of which a board's or shareholders' resolution has been made

(B) = Shares in respect of the issuance of which a board's or shareholders' resolution has not been made.

3. Residual Shares to be potentially issued by conversion of convertible bonds, etc.

	Kinds of Residual Shares	Number of Shares to be

		Issued
Before Amendment (As of the date of application for listing)	Stock acquisition rights which have not been exercised	Option to subscribe for 50 Shares
	Stock acquisition rights which have not been exercised	Warrants to subscribe for 1,300 Shares
	Stock acquisition rights which have not been exercised	Warrants to subscribe for 6,944 Shares
	Stock acquisition rights which have not been exercised	Warrants to subscribe for 98 Shares
	Stock acquisition rights which have not been exercised	Commitment to issue 24 Shares to the vendors of an acquired company subject to condition
	Stock acquisition rights which have not been exercised	Commitment to issue 2,388 Shares to the vendors of an acquired company subject to condition
	Stock acquisition rights which have not been exercised	Commitment to issue 1,814 Shares to staff subject to vesting and condition
After Amendment (As of the date of listing)	Stock acquisition rights which have not been exercised	Option to subscribe for 50 Shares
	Stock acquisition rights which have not been exercised	Warrants to subscribe for 1,300 Shares
	Stock acquisition rights which have not been exercised	Warrants to subscribe for 6,944 Shares
	Stock acquisition rights which have not been exercised	Warrants to subscribe for 98 Shares
	Stock acquisition rights which have not been exercised	Commitment to issue 24 Shares to the vendors of an acquired company subject to condition
	Stock acquisition rights which have not been exercised	Commitment to issue 2,388 Shares to the vendors of an acquired company subject to condition

	Stock acquisition rights which have not been exercised	Commitment to issue 1,814 Shares to staff subject to vesting and condition

4. Securities Other than those Applied for Listing

(Shares)

No change (Not applicable).

(Bonds/Notes)

No change (Not applicable).

5. Shelf Registration of Offering or Sale of Securities

No change (Not applicable).

6. Public Offering or Offer for Sale of Shares Applied for Listing

	Primary offering ("P.O.")/ secondary offering ("S.O.")	Number of Shares Offered	
Before Amendment	TBD	P.O. TBD	S.O. TBD
After Amendment	P.O. and S.O. (S.O. through purchasing and underwriting of shares by underwriter and S.O. by over-allotment)	P.O. 20,000 shares	S.O. through purchasing and underwriting of shares by underwriter: 7,478 shares
			S.O. by over-allotment: 4,121 shares

7. Reason for the Amendment

Since the items which were not determined as of August 31, 2004, those including terms and conditions of the Primary Offering and Secondary Offering, have been defined, we hereby notify these changes.

Xinhua Finance Limited
12g3-2(b) Exemption Letter
Exhibit A, Item 15



XINHUA FINANCE



What's New | Fact Sheet | Careers
About Xinhua Finance | Products & Services | Investor Resources | Media Resources | Partnership

Media Resources
- Press Releases
- Media Mentions
- Image Library

Media Resources > **Press Releases**

Press Releases

◂ Back to Press Releases Index Page ▸ Next Press Release

Xinhua Finance announces 9-month results Turnover doubles from first six months of 2004 EBITDA grows to 5.7% from 1.1%

HONG KONG, November 15, 2004— Xinhua Finance Limited (TSE: 9399), China's premier financial services and media company, today announced its financial results for nine months ending September 30, 2004. For the review period under Japan GAAP1, turnover was ¥4,143,869 thousand (US$38,681 thousand), which is more than double the turnover of ¥1,916,071 thousand (US$17,885 thousand) for the first six months ended June 30, 2004. EBITDA as % of turnover improved to 5.7% for the nine months from 1.1% for the six months ended June 30, 2004.

Earnings before interest, taxes, depreciation and amortization (EBITDA2) under Japan GAAP, was ?236,175 thousand (US$2,204 thousand) for the nine months ended September 30, 2004, compared to ¥21,133 thousand (US$197 thousand) for the six months ended June 30, 2004. Net loss for the period was ?754,804 thousand (US$7,046 thousand) under Japan GAAP. Net loss was materially better under International Financial Reporting Standards (IFRS), with a difference of ?545,043 thousand (US$5,088 thousand). This material difference was due to different treatment under Japan GAAP and IFRS of items including non-recurrent listing expenses, share issuance costs, and goodwill amortization.

Fredy Bush, CEO of Xinhua Finance, said, "We are very pleased that we are tracking the business plan well and seeing our revenue increase continuously. The benefits from successful integration and cross-selling opportunities among acquired subsidiaries are being realized."

"The continuous rise in demand for China focused financial information and services provides us plenty of room for further growth. The market's interest in such products was again demonstrated recently when the first China-only ETF on NYSE, iShares FTSE/Xinhua China 25 ETF, grew to almost US$200 million from its initial launch on Oct 8," Bush added.

Chief Financial Officer Gordon Lau comments, "We have shown great momentum over the past nine months, with many achievements to be proud of. Our revenue and EBITDA continue to grow quarter-on-quarter, while our bottom line continues to improve." He continues, "We are delighted to announce that this strong financial performance has led us to revise upward our 2004 full year projections."

PDF Version of this announcement (Download Acrobat Reader)

November 15, 2004

Dear Sirs,

(Consolidated) Business Results for the period ending September 30, 2004

Name of the Company	Xinhua Finance Limited
Representative	Chief Executive Officer Fredy Bush (Code Number : 9399)
Inquiries to:	Chief Financial Officer, Gordon Lau (TEL: Hong Kong 852-3102-3939)
Inquiries to:	Managing Director, Corporate Communications Satoshi Takenaka (TEL: Tokyo 03-3500-5328)

1. Business Results

Business Results for nine months year-to-date ending September 30, 2004 provided below (nine months year-to-date ending September 30, 2003 not available for reference, six months ended June 30, 2004 provided for reference).

Financial statements in accordance with Japan GAAP and International Financial Reporting Standards (IFRS) have been prepared for our investors in Japan and elsewhere in accordance with the Company's past practice. Significant differences between Japanese GAAP and IFRS as applied to us include those relating to non-recurrent listing related expenses, share issuance costs and amortization of goodwill. Please refer to section "*2 Outline of Business Results Difference in net results under IFRS and Japan GAAP*" below for detailed explanation. These items reduce our net results substantially under Japan GAAP. .

Business Results under Japan GAAP

(Units: USD thousand (Yen thousand))

	Sep, 2003 (Year to date)	Sep, 2004 (Year to date)	Variance (%)	Jun, 2004 (1st Half)
Sales	-- --	38,681 (4,143,869)	--	17,885 (1,916,071)
Operating Loss	-- --	2,312 (247,728)	--	1,172 (125,572)
Ordinary Loss	-- --	6,283 (673,132)	--	3,917 (419,627)
Net Loss	-- --	7,046 (754,804)	--	4,296 (460,181)
EBITDA	-- --	2,204 (236,175)	--	197 (21,133)
Total Assets	-- --	168,439 (18,044,853)	--	177,438 (19,008,930)
Shareholders' Equity	-- --	118,203 (12,663,137)	--	120,312 (12,889,077)

(Note)

1. The amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥107.13, from the Tokyo Foreign Exchange Market as of December 30, 2003.

2. The Company's consolidated financial statements for the nine months year-to-date ending September 30, 2004 are reviewed by Tohmatsu & Co. with the procedures performed by an independent auditor in accordance with "Rule for quarterly disclosure" in "Disclosure of Corporate Information after Listing" required by Tokyo Stock Exchange.
3. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.

Business Results under IFRS

	Sep, 2003 (Year to date)	Sep, 2004 (Year to date)	Variance (%)	Jun, 2004 (1st Half)
Sales	--	38,681	--	17,885
	--	(4,143,896)		(1,916,071)
EBITDA	--	2,314	--	255
	--	(247,899)		(27,318)
Net	--	1,958	--	1,354
Loss	--	(209,761)		(145,054)

(Note)

1. The amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥107.13, from the Tokyo Foreign Exchange Market as of December 30, 2003.
2. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.

2. Outline of Business Results (from January 1, 2004 to September 30, 2004)

Turnover

Turnover was US$38,681 thousand (¥4,143,869 thousand) for the nine months ended September 30, 2004, compared to US$17,885 thousand (¥1,916,071 thousand) for the six months ended June 30, 2004. Turnover in nine months 2004 is more than double the turnover from six months 2004 due to:

- New revenue streams contributed during the 3rd quarter from acquired subsidiaries – including - SMRA and G7.
- Additional business developments in 3rd quarter – increasing demand for China focused financial information, product line extensions with existing clients and cross-selling.
- Full quarter contribution from existing subsidiary that joined the group during 2nd quarter

Cost of sales

Cost of sales was US$18,658 thousand (¥1,998,779 thousand) for the nine months ended September 30, 2004, compared to US$8,511 thousand (¥911,811 thousand) for the six months ended June 30, 2004. Higher cost of sales is mainly due to the inclusion of cost of sales for newly acquired subsidiaries, including SMRA and G7, and full quarter contribution from existing subsidiary that joined the group during 2nd quarter. Cost of sales represented 48% of turnover for the nine months ended September 30, 2004 and six months ended June 30, 2004.

Gross Margin

Margin of 52% for the nine months ended September 30, 2004 and six months ended June 30, 2004.

Selling, general and administrative expenses

Selling, general and administrative expenses were US$22,336 thousand (¥2,392,819 thousand) for the nine months ended September 30, 2004, compared to US$10,546 thousand (¥1,129,832 thousand) for the six months ended June 30, 2004. Higher selling, general and administrative expenses in 2004 are mainly due to:

- Enlarged operations and global distribution network related to new subsidiaries mentioned above
- Auditing and other fees related to becoming a public company and group expansion
- Full quarter contribution from existing subsidiary that joined the group during 2nd quarter
- Higher amortization of purchase goodwill (a consolidation adjustment which is a non-cash expense)
- Higher amortization of amortization expense for intangibles (a non-cash expense)

Operating loss

As a result of the above, operating loss was US$2,312 thousand (¥247,728 thousand) for the nine months ended September 30, 2004.

Ordinary loss

Ordinary loss was US$6,283 thousand (¥673,132 thousand) for the nine months ended September 30, 2004. The change from operating loss to ordinary loss was mainly due to US$3,704 thousand (¥396,880 thousand) of share issuance related expenses and non-recurrent listing related expenses incurred by the Company during the period.

Net loss for the period

As a result of the above, net loss for the nine months ended September 30, 2004 was US$7,046 thousand (¥754,804 thousand).

EBITDA

EBITDA was US$2,204 thousand (¥236,175 thousand) for the nine months ended September 30, 2004 and US$197 thousand (¥21,133 thousand) for the six months ended June 30, 2004. EBITDA is calculated by taking operating earnings or loss and adding back the following items in selling, general and administrative expenses: (1) depreciation; (2) amortization; and (3) amortization of goodwill. EBITDA as % of turnover improved to 5.7% for the nine months ended September 30, 2004 from 1.1% for the six months ended June 30, 2004.

Difference in net results under IFRS and Japan GAAP Net results under IFRS for the nine months ended September 30, 2004 were better than under Japan GAAP. This material difference of US$5,088 thousand (¥545,043 thousand) is due to different treatment of the following items:

- Non-recurrent listing related expenses
- Share issuance expenses
- Goodwill amortization (a consolidation adjustment which is a non-cash expense)

Please refer to "3 Financial Projection" for an explanation of the treatment of these items.

Cashflow Analysis

Operating activities

Net cash used in operating activities amounted to US$2,481 thousand (¥265,832 thousand) for the nine months ended September 30, 2004. This was due to an increase in working capital needs from the rapid expansion of our business.

Investing activities

Net cash used in investing activities amounted to US$41,772 thousand (¥4,475,004 thousand) for the nine months ended September 30, 2004. Net cash used in investing activities was mainly composed of capital expenditures and cash used for strategic acquisitions. Total capital expenditures were US$835 thousand (¥89,427 thousand) for the nine months ended September 30, 2004. US$36,500 thousand (¥3,910,199 thousand) cash was applied to payment terms for strategic acquisitions such as Mergent, MNI, SMRA and G7. This amount is in addition to non-cash consideration in promissory notes and stock.

Financing Activities

Cashflow from financing activities amounted to US$49,665 thousand (¥5,320,598 thousand) for the nine months ended September 30, 2004. Our primary sources of liquidity in the first nine months of 2004 have continued to be proceeds from our placements of shares to strategic and financial investors worldwide. In the first nine months of 2004, from private placements of shares, we raised approximately US$49,285 thousand (¥5,279,904 thousand) in net proceeds after expenses.

Cash and Cash Equivalents

Ending cash balance was US$23,559 thousand (¥2,523,897 thousand) as at September 30, 2004 and US$43,159 thousand (¥4,623,649 thousand) as at June 30, 2004, representing an decrease of US$19,600 thousand (¥2,099,752 thousand) arising mainly from the activities described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

3. Financial Projection (from January 1, 2004 to December 31, 2004)

Given our performance for the nine months, we have revised upward our projections to better reflect our expected business performance. Our projections, have been prepared in accordance with Japan GAAP and IFRS to meet the needs of our Japanese and international investors.

There are significant differences between Japan GAAP and IFRS as applied to us, including those relating to amortization of goodwill, listing related expenses, and share issuance expenses. These differences result in a material deviation between the net results projected under Japan GAAP and the net results projected under IFRS.

- *Goodwill on Consolidation*

- Japan GAAP requires consolidated goodwill to be amortized within 20 years. The goodwill on consolidation of the Company has been and projected to be amortized by the straight-line method over a period of 20 years. Under IAS 36, our goodwill on consolidation in connection with subsidiaries acquired on or after March 31, 2004 is not amortized but is assessed for impairment at least annually.

- *Share Issuance Related Expenses*

- Our share issuance costs under Japan GAAP are charged to income when incurred. Under IFRS, external costs directly attributable to the issue of new shares are shown as a deduction, net of tax, in equity from the proceeds.

- *Non-recurrent Listing Related Expenses*

- Under IFRS, non-recurrent listing related expenses are capitalized as a deduction, net of tax, rather than charged to income as under Japan GAAP.

EBITDA is presented in the projections because we believe it is an important measure of our financial performance. Due to the nature of our industry and extent of our acquisition activities, a large portion of our assets consists of purchased goodwill (or goodwill on consolidation). Purchased goodwill represents the excess of the aggregate purchase price over the fair value of the net assets of the business acquired and is required to be amortized under Japan GAAP. Since amortization expense is a non-cash expense, we view EBITDA as an important measure of our cash flow and overall financial performance.

The financial outlook for fiscal year ending December 2004 has been revised upward as follows:

Consolidated financial highlights based on Japan GAAP

(Unit: thousand of Yen except for Net Loss per Share, which is in Yen)

Fiscal Year / Item	Year Ending December 2004 (revised projections) (projection)	Composition Ratio (%)	Year Ending December 2004 (previous projections) (projection)	Variance with current projections (%)	9 months ended September 2004 (actual)	Year Ended December 2003 (consolidated actual performance of XFN*1)	Composition Ratio (%)
Sales Amount	6,259,000	100.0	6,072,000	3.1	4,143,869	1,729,909	100.0
EBITDA *2	418,000	6.7	370,996	12.7	236,175	△99,725	△5.8
Ordinary Loss	858,000	△13.7	904,344	△5.1	673,132	467,808	△27.0
Net Loss	1,034,000	△16.5	1,116,864	△7.4	754,804	466,375	△27.0
Net Loss per Share*3	Yen 5,137.24		Yen 5,548.93		[Yen 12,265 98]	Yen 11,716.72	

For reference only (Unit: USD million except for Net Loss per Share, which is in USD)

Fiscal Year / Item	Year Ending December 2004 (revised projections) (projection)	Composition Ratio (%)	Year Ending December 2004 (previous projections) (projection)	Variance with current projections (%)	9 months ended September 2004 (actual)	Year Ended December 2003 (consolidated actual performance of XFN*1)	Composition Ratio (%)
Sales Amount	56.9	100.0	55.2	3.1	38.7	16.1	100
EBITDA *2	3.8	6.7	3.4	12.7	2.2	△0.9	△5.8
Ordinary Loss	7.8	△ 13.7	8.2	△5.1	6.3	4.4	△27.0
Net Loss	9.4	△16.5	10.2	△7.4	7.0	4.4	△27.0
Net Loss per Share*3	USD 46.70		USD 50.44		[USD 114.50]	USD 109.37	

XFN and the Company have not paid any dividends since incorporation, and no dividends are expected to be paid in FY2004.

*1 Xinhua Financial Network Limited ("XFN"), the operating company of and predecessor to the Company, was incorporated and registered in Hong Kong on November 17, 1999. XFN was founded to become the comprehensive and definitive source of market indices, ratings, financial news and analysis necessary for making investment decisions in China's financial markets.

The Company was incorporated in January 2004 under the Companies Law in Cayman to be the holding company of XFN. Through a share exchange transaction completed in March 2004, all of the shares of XFN were transferred to the Company and in return the Company issued to

the shareholders of XFN an equivalent number of the Company's shares. As a result, the Company became the sole shareholder of XFN and the previous shareholders of XFN became the shareholders of the Company.

*2 EBITDA is defined as operating income or loss plus depreciation, amortization and amortization of goodwill.

*3 In August 2004, the Company announced a reverse share split. As such the above net loss per share for fiscal year ended 2003 and for the nine months ended September 2004 were retroactively adjusted assuming such reverse share split was made at the beginning of the year for the respective periods. In addition, preferred shares previously issued by the Company were automatically converted into ordinary shares on October 28, 2004 at the initial public offering ("IPO") of the Company's shares and such conversion is also retroactively applied from the beginning of the year for the respective periods above. The net loss per share for the year ended December 2004 is calculated by using 201,275.358 shares, the number of shares issued at the timing of the IPO, which includes 20,000 shares issued for the IPO.

*4 Revenue for FY2004 is projected to be 6,259 million Yen. Projected growth in 2004 is mainly driven by:

- Additional business developments in 2004 generated from demand for China focused financial information, product line extensions with existing clients, and introducing and bringing new products from acquired subsidiaries and strategic partners into the China market.

- New revenue streams from acquired subsidiaries in 2004 with significant impact in the second half of this year due to financial consolidation of subsidiaries purchased in June and July 2004.

As a result of projected higher revenue streams, EBITDA for FY2004 is projected to be 418 million Yen. The change from EBITDA of 418 million Yen to Ordinary Loss of 858 million Yen is mainly due to:

- non-cash depreciation and amortization expense that arises mainly from strategic acquisitions that add depth and breath to our existing product lines; and

- share issuance costs in relation to fund raising activities including the Tokyo listing.

The change from Ordinary Loss of 858 million Yen to Net Loss of 1,034 million Yen is mainly due to taxes and minority interests.

*5 As related to consolidated financial highlights in USD provided for reference only, conversion rate from USD to Yen is 1:110 whereas conversion rate for historical results is 1:107.13.

<Reference>

Consolidated financial highlights based on IFRS

(Unit: thousand of Yen)

Fiscal Year / Item	Year Ending December 2004 (revised projections)		Year Ending December 2004 (previous projections)		9 months ended September 2004	Year Ended December 2003 (consolidated actual performance of XFN*1)	
	(projection)	Composition Ratio (%)	(projection)	Variance with current projections (%)	(actual)		Composition Ratio (%)
Sales Amount	6,259,000	100.0	6,072,000	3.1	4,143,869	1,614,449	100.0
EBITDA *2	418,000	6.7	370,996	12.7	247,899	△94,060	△5.8
Net Loss	352,000	5.6	393,910	△10.6	209,761	168,837	△10.5

For reference only (Unit: USD million)

Fiscal Year / Item	Year Ending December 2004 (revised projections)		Year Ending December 2004 (previous projections)		9 months ended September 2004	Year Ended December 2003 (consolidated actual performance of XFN*1)	
	(projection)	Composition Ratio (%)	(projection)	Variance with current projections (%)	(actual)		Composition Ratio (%)
Sales Amount	56.9	100.0	55.2	3.1	38.7	15.1	100
EBITDA *2	3.8	6.7	3.4	12.7	2.3	△0.9	△5.8
Net Loss	3.2	5.6	3.6	△10.6	2.0	1.6	△10.5

*1 EBITDA is defined as operating income or loss plus depreciation, amortization and amortization of goodwill.

*2 As related to financial projections, conversion rate from USD to Yen is 1:110 whereas conversion rate for historical results is 1:107.13.

*3 Net loss under IFRS for FY2004 is projected to be 352 million Yen compared to net loss under Japan GAAP of 1,034 million Yen. The difference between net loss under Japan GAAP and net loss under IFRS is mainly due to non-cash depreciation and amortization expense and share issuance costs.

4. Third Quarter Balance Sheets & Income Statements and Notes

1 【THIRD QUARTER CONSOLIDATED FINANCIAL INFORMATION】

(1) 【Third Quarter Consolidated Financial Statements】

::Third Quarter Consolidated Balance Sheet

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		Third quarter-current year (As of September 30, 2004)		
Item	Note	Amount		(%)
(Assets)				
I Current assets				
Cash and bank balances	※4		23,919 (2,562,464)	
Trade Receivable	※4		9,505 (1,018,231)	
Other receivable			686 (73,461)	
Deferred tax assets			287 (30,770)	
Other (current assets)	※4		3,162 (338,727)	
Total current assets			37,559 (4,023,653)	22.3
II Non-current assets				
1 Property, plant and equipment				
Buildings and structures		526 (56,367)		
Less: accumulated depreciation		△ 223 (△ 23,859)	303 (32,508)	
Equipments	※4	4,371 (468,221)		
Less: accumulated depreciation	※4	△ 1,129 (△ 120,958)	3,242 (347,263)	
Total property, plant and equipment			3,545 (379,771)	2.1
2 Intangible assets				
Goodwill			12,181 (1,304,993)	
Goodwill on consolidation	※5		100,019 (10,715,044)	
Trade mark, brand name and distribution rights	※3		3,557 (381,033)	
Total intangible assets			115,757 (12,401,070)	68..7
3 Investments and other assets				
Securities assets			9,561 (1,024,372)	
Investment in securities	※4		25 (2,667)	
Investment in progress	※2		1,858 (199,093)	
Deferred tax assets			133 (14,227)	
Total investments and other assets			11,578 (1,240,359)	6.9
Total non-current assets			130,880 (14,021,200)	77..7
Total assets			168,439 (18,044,853)	100.0

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Third quarter -current year (As of September 30, 2004) Amount		(%)
(Liabilities)				
I Current liabilities				
Trade payable			3,274 (350,693)	
Short-term loans			134 (14,321)	
Bank borrowing - due within one year			29 (3,110)	
Taxation payable			1,168 (125,076)	
Other payable	※5		8,605 (921,820)	
Accrued expenses			3,340 (357,791)	
Deferred revenue			15,360 (1,645,524)	
Promissory note (non-operating)	※4, 6		13,728 (1,470,673)	
Lease obligations	※4		42 (4,536)	
Total current liabilities			45,679 (4,893,544)	27.1
II Non-current liabilities				
Bank borrowing - due after one year			51 (5,442)	
Long-term lease obligations	※4		36 (3,825)	
Long-term other payable			3,192 (341,924)	
Long-term promissory note (non-operating)	※4, 6		1,250 (133,913)	
Deferred tax liability			58 (6,235)	
Other			170 (18,187)	
Total non-current liabilities			4,756 (509,526)	2.8
Total liabilities			50,435 (5,403,069)	29.9
(Minority interests)				
Minority Interest	※1		△ 199 (△ 21,354)	△ 0.1
(Capital and reserves)				
Share capital			465 (49,795)	
Share Premium			148,209 (15,877,659)	
Retained earnings			△ 30,410 (△ 3,257,877)	
Translation adjustment			△ 60 (△ 6,440)	
Total shareholders' equity			118,203 (12,663,137)	70.2
Total liabilities, minority interests and shareholders' equity			168,439 (18,044,853)	100.0

(1)Third Quarter consolidated income statement

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Third quarter -current year (From January 1, 2004 to September 30, 2004) Amount		(%)
I Turnover			38,681 (4,143,869)	100.0
II Cost of sales			18,658 (1,998,779)	48.2
Gross profit			20,023 (2,145,090)	51.8
III Selling, general and administrative expenses				
Directors' emoluments		855 (91,557)		
Salary		6,919 (741,236)		
Marketing and promotion expense		1,555 (166,615)		
Depreciation		715 (76,621)		
Amortization		1,965 (210,555)		
Amortization of goodwill		1,836 (196,727)		
Other		8,490 (909,507)	22,336 (2,392,819)	57.8
Operating loss			2,312 (247,728)	△ 6.0
IV Non-operating income				
Interest income		11 (1,215)		
Gain on foreign exchange		45 (4,867)		
Consumption tax refund		12 (1,329)		
Franchise commission income		12 (1,296)		
Other		1 (93)	82 (8,799)	0.3
V Non-operating expenses				
Interest expense		348 (37,323)		
Share issuance related expenses	※1	2,740 (293,585)		
Listing related expenses		964 (103,295)	4,053 (434,203)	10.5
Ordinary loss			6,283 (673,132)	△ 16.2

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Third quarter -current year (From January 1, 2004 to September 30, 2004) Amount		(%)
VI Extraordinary gains				
Gain on relief of debt		4 (477)	4 (477)	0.0
VII Extraordinary losses				
Loss on disposal of fixed assets	※2	2 (179)	2 (179)	0.0
Loss before tax, minority interest and distribution of profits (allocation of losses) from joint alliance			6,281 (672,835)	△ 16.2
VIII Distribution of profits (allocation of losses) from joint allianc e			△ 150 (△ 16,018)	△ 0.3
Loss before tax and minority interest			6,430 (688,853)	△ 16.6
Income taxes (current)		615 (65,848)		
Income taxes (deferred)		△100 (△ 10,713)	515 (55,135)	1.3
Minority interests			101 (10,815)	△ 0.4
Net loss for the period			7,046 (754,804)	△ 18.2

Third Quarter consolidated surplus statement

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		Third quarter -current year (From January 1, 2004 to September 30, 2004)	
Item	Note	Amount	
(Share premium)			
I Share premium – January 1, 2004			51,174 (5,482,312)
II Increases of share premium			
1. Stock issuance		51,868 (5,556,642)	
2. Share premium increased upon share exchange	※2	46,168 (4,945,929)	
3. Suspense account of share exchange	※1	2,604 (278,913)	100,639 (10,781,484)
III Decrease of share premium			
1. Suspense account of share exchange	※2	3,604 (386,137)	3,604 (386,137)
IV Share premium - September 30, 2004			148,209 (15,877,659)
(Retained earnings)			
I Retained earnings - January 1, 2004			△ 23,365 (△ 2,503,073)
II Decreases of retained earnings			
1. Net loss for the period		7,046 (754,804)	7,046 (754,804)
III Retained losses - September 30, 2004			△30,410 (△ 3,257,877)

Third Quarter consolidated Cashflow Statement

(Unit: Thousands of US dollars (Thousands of Japanese Yen))

		Third quarter -current year (From January 1, 2004 to September 30, 2004)
Item	Note	Amount
I Operating activities		
Loss before tax and minority interest		△6,430 (△ 688,853)
Depreciation		715 (76,621)
Amortization		1,965 (210,555)
Amortization of goodwill		1,836 (196,727)
Interest income		△11 (△1,215)
Interest expense		348 (37,323)
Share issuance related expenses		2,740 (293,585)
Listing related expenses		964 (103,295)
Foreign exchange gain(loss) (△ : gain)		△51 (△5,437)
Loss on disposal of fixed assets		2 (179)
Gain on relief of debts		△4 (△477)
Distribution of profits (allocation of losses) from joint alliance		150 (16,018)
Assets received for services		△5,337 (△571,737)
Increase (decrease) in accounts receivable (△ : increase)		△6,271 (△671,817)
Increase (decrease) in accounts payable(△ : decrease)		△2,428 (△260,059)
Increase (decrease) in other current assets (△ : increase)		2,412 (258,440)
Increase (decrease) in other current liabilities(△ : decrease)		7,173 (768,488)
Subtotal		△2,225 (△238,363)
Taxes paid		△256 (△27,469)
Net cash from (used in) operating activities		△2,481 (△265,832)

(Unit: Thousands of US dollars (Thousands of Japanese Yen))

		Third quarter -current year (From January 1, 2004 to September 30, 2004)
Item	Note	Amount
II Investing activities		
Interests and dividends received		11 (1,215)
Deposit for security		△360 (△38,567)
Purchase of property, plant and equipment		△835 (△89,427)
Sale of property, plant and equipment		33 (3,522)
Payment for assets transfer		△4,012 (△429,849)
Payment for investment in progress		△44 (△4,735)
Payment to acquire shares of subsidiary		△65 (△6,963)
Payment to acquire shares of subsidiary resulting a change in scope of consolidation		△36,508 (△3,910,199)
Net cash used in investing activities		△41,772 (△4,475,004)
III Financing activities		
Interest paid		△348 (△37,323)
Increase (decrease) in short-term loans –net (△: decrease)		△700 (△75,009)
Long-term loans raised		1,468 (157,301)
Proceeds from issuance of shares		49,285 (5,279,904)
Repayments of lease obligation		△40 (△4,274)
Net cash from (used in) financing activities		49,665 (5,320,598)
IV Foreign currency translation adjustments on cash and cash equivalents		5 (570)
V Net increase in cash and cash equivalents		5,417 (580,332)
VI Cash and cash equivalents, beginning of year		18,142 (1,943,565)
VII Cash and cash equivalents, end of the period	※1	23,559 (2,523,897)

Basis of presenting Third quarter consolidated financial statements

Item	Third quarter -current year (From January 1, 2004 to September 30, 2004)
1 Scope of consolidation	(1) The number of consolidated subsidiary: 22 The name of consolidated subsidiaries are followings: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network (Korea) Ltd. China Financial Network Ltd. (Taiwan) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd.(formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc. (2) Name of unconsolidated subsidiaries and relative information Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status to be unconsolidated) Because all of the unconsolidated subsidiaries do not have significant influence on the Group' s consolidated financial statements due to its small magnitude taking into account the total as sets, revenue, net income and retained earnings as well as the aggregated amounts of all unc onsolidated subsidiaries.
2 Adoption of equity method	(1) There is no group company accounted by the equity method. (2) Unconsolidated subsidiaries not accounted by the equity method Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status not to be accounted by the equity method) Because the adoption of equity method for all of the subsidiaries would not have any significant influence on the Group's consolidated financial statements due to its small magnitude taking into account the net income and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.
3 Reconciliation of closing date for consolidation	There is no consolidated subsidiary whose closing date is different from that of the Company.

Item	Third quarter -current year (From January 1, 2004 to September 30, 2004)
4 Method of business combination	All of the shareholders of XFN exchanged their shares in XFN for equivalent shares in XFL with the result that XFL became the 100% parent company of XFN. In terms of the business combination, accounting treatment in accordance with pooling of interest method is applied based on "Guidance for business combination for formation of an ultimate parent company through share exchange or share transfer" (Research Report #6 announced by Accounting Standard Committee in Japanese Institute of Certified Public Accountants)
5 Significant accounting policies (1) Valuation basis and method for assets	Securities Available-for sale securities -With no fair value Cost method based on moving-average method is applied
(2) Depreciation or amortization method	(a) Property, plant and equipment Depreciation of property, plant and equipment of the Company and its consolidated non-Japanese subsidiaries is computed substantially by the straight-line method, while the declining-balance method is applied to the property, plant and equipment of consolidated Japanese subsidiaries. Estimated useful lives are the followings: Buildings and structures: 3 to 7 years Equipments: 1 to 10 years (b) Intangible assets Intangible assets are amortized by the straight-line method. Estimated useful lives are as follows: Trade mark, brand name and distribution rights: 5 to 11 years Goodwill : 4 to 5 years
(3) Allowance, reserve and provision	Allowance for Doubtful Accounts For the Company and its non-Japanese subsidiaries, the allowance has been determined by reference to past default experience. For the Japanese subsidiaries, the allowance for doubtful accounts is stated in amounts considered to be appropriate based on the past credit loss experience and an evaluation of respective potential losses in the receivables outstanding.
(4)Conversion of significant items in foreign currencies	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. Dollars at the exchange rates at the balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate of the period. The foreign exchange gains and losses from translation are recognized in the income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates at the balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate applicable for the period. Differences arising from such translation are shown as "Translation adjustments" in a separate component of shareholders' equity.
(5) Leases	For finance leases deemed NOT to transfer ownership of the leased property to the lessee, leased property are capitalized.
(6) Other significant items for the preparation of the consolidated financial statements	Accounting policy of the consumption tax Tax-excluding method is applied.
6 Cash and cash equivalents in consolidated cashflow statement	Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents are what mature or become due within three months of the date of acquisition.

Footnote information

(Third Quarter Consolidated Balance sheet)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen)

Third quarter -current year
(As of September 30, 2004)

※1 The reason for the negative balance of "minority interests" is that the Company accounts for the subsidiary's deficit on "minority interests" based on a contract with FTSE, a co-investor of FTSE/Xinhua Index Limited which is a subsidiary of the Company in Hong Kong, whereas the Company and FTSE are jointly liable for the deficit of the subsidiary.

※2 The amount represents deposit paid for acquisition of an existing equity shares of a credit rating agency in the People's Republic of China (the "PRC").

※3 The brand name and distribution rights are combined together in one set of contracts and are therefore accounted for in a single account. Another intangible asset that relates to a separate brand name license right and a trademark are included in this account as well.

※4 Assets collateralized and corresponding liabilities

Assets collateralized	
Bank deposit	423 (45,364)
Trade receivables	511 (54,734)
Other (current assets)	751 (80,496)
Equipments	93 (9,946)
Investment in securities	25 (2,667)
Correspondent obligation	
Promissory note (non-operating)	
Short-term	900 (96,417)
Long-term	1,250 (133,913)
Lease obligation (including obligations for operating lease)	
Short-term	760 (81,383)
Long-term	2,395 (256,568)

※5 The consideration for acquisition of shares of Stone & McCarthy Research Associates, Inc. can fluctuate since determination is based on the operating results of the respective company in the future.

※6 This promissory note was issued as part of the consideration mainly for acquisition of shares of Mergent, Inc. and Ford Investor Services Inc., which became consolidated subsidiaries of the Company during the period.

7 Assets are presented after deduction of allowance for doubtful accounts.

Amounts deducted from current assets	683 (73,245)

(Third Quarter Consolidated income statement)

Third quarter -current year (From January 1, 2004 to September 30, 2004)
※1 Expenses directly relating to share issuance are presented as "share issuance related expenses", which includes "share issuance cost".
※2 Components of Loss on disposal of fixed assets are as follows:
Buildings and structures 0
(19)
Equipments
2
(160)

(Third Quarter Consolidated Surplus statement)

Third quarter -current year (From January 1, 2004 to September 30, 2004)
※1 The Company acquired shares of Stone & McCarthy Research Associates, Inc. through a share exchange contract with the result that it became the Company's subsidiary. However, the Company's shares to be transferred have not been issued, accordingly, acquisition costs of subsidiaries are included in share premium.
※2 This represents transfer of suspense account of share exchange into share capital and share premium due to issuance of shares previously unissued at the time of share exchange with Xinhua Investment Group Hong Kong Ltd. and Xinhua Finance Japan Limited (formerly known as Xinhua Netchina Ltd.).

(Third Quarter Consolidated Cashflow Statement)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Third quarter -current year (From January 1, 2004 to September 30, 2004)	
1 Reconciliation between ending balances of cash and cash equivalents in consolidated cashflow statement and balance in consolidated balance sheet	
Cash and bank balances	23,919 (2,562,464)
Deposit pledged as collateral	△360 (△38,567)
Cash and cash equivalents	**23,559** (2,523,897)

(Lease transaction)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Third quarter -current year (From January 1, 2004 to September 30, 2004)	
Operating leases;	
Unearned lease expenses	
Within one year	2,965 (317,647)
After one year	5,822 (623,728)
Total	8,787 (941,375)

(Securities)

1 Securities not stated at fair value

Thousands of U.S. Dollars (Thousands of Japanese Yen)

Category	Third quarter -current year (As of September 30, 2004)
	Amounts on the consolidated balance sheet
Other investments (1)Options and warrants	9,561 (1,024,372)
Total	9,561 (1,024,372)

(Note1) Other investments are the Securities assets on the Consolidated Balance Sheet.
(Note2) The Securities assets are stated at appraised value determined by a qualified appraiser at the time of transaction.

(Derivative transactions)

Third quarter -current year (From January 1, 2004 to September 30, 2004)

The Group does not enter into any derivative contracts.

(Segment information)

【Business Segment】

The Group is engaged solely in financial information business which includes distribution of financial indices, financial news, credit rating, and investor relation services, public relations services for investors and relevant services. Thus, information of business segmentation is omitted.

【Regional Segmental Information】

Third quarter -current year (From January 1, 2004 to September 30, 2004)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Japan	Asia	North America	Other location	Total	Eliminated or unallocated	Consolidated
Sales and operating income/loss Sales (1) Outside customer	2,064 (221,124)	14,564 (1,560,294)	21,492 (2,302,470)	560 (59,982)	38,681 (4,143,869)	- (-)	38,681 (4,143,869)
(2) Inter segment or transfer	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)
Total	2,064 (221,124)	14,564 (1,560,294)	21,492 (2,302,470)	560 (59,982)	38,681 (4,143,869)	- (-)	38,681 (4,143,869)
Operating expenses	2,131 (228,247)	16,096 (1,724,373)	21,018 (2,251,684)	2,071 (221,830)	41,316 (4,426,134)	△ 322 (△34,536)	40,993 (4,391,598)
Operating income (loss)	△ 66 (△7,123)	△ 1,532 (△164,079)	474 (50,786)	△ 1,511 (△161,848)	△ 2,635 (△282,265)	322 (34,536)	△ 2,312 (△247,728)

Note

1 Location segments are based on the geographical closeness.

2 Main countries or locations which do not belong to Japan.

(1) Asia ...... Hong Kong, China, Singapore and so on.

(2) North America......U.S.A.

(3) Other area ...... U.K.

[Oversea sales]

Third quarter -current year (From January 1, 2004 to September 30, 2004)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Overseas Sale	7,696 (824,492)	21,288 (2,280,586)	6,627 (709,984)	63 (6,696)	35,674 (3,821,759)
Ⅱ Consolidated Sale	- (-)	- (-)	- (-)	- (-)	38,681 (4,143,869)
Ⅲ Ratio of overseas sale which accounts for consolidated sale (%)	19.9%	55.0%	17.1%	0.2%	92.2%

Note

1 Location segments are based on the geographical closeness.

2 Main countries or locations which do not belong to Japan.

(1)Asia ...... Hong Kong, China, Singapore and so on

(2)North America ......U.S.A. and Canada

(3)Europe......U.K., Germany and France and so on

(4)Other......Australia, South America and so on

3 Overseas sales are sales of the Company and consolidated subsidiaries in undomesticated countries or locations.

(Per share information)

(Unit: U.S. Dollars (Japanese Yen))

Item	Third quarter -current year (From January 1, 2004 to September 30, 2004)
Net assets per share	784.49 (84,042.26) Suspense account of share exchange included in retained earnings is excluded from the process of calculation of net asset per share.
Net loss per share	114.50 (12,265.98) For diluted net profits per share, even if the Company has shares with dilution effect, the Company is in a loss position, and the average share price of the Company cannot be identified since the Company is not a listed company, thus, such information is not stated.

(Note) Basis of calculation for the net profit (loss) per share

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Third quarter -current year (From January 1, 2004 to September 30, 2004)
Net loss on the income statement	7,046 (754,804)
Net loss NOT attributed to ordinary shares	— (—)
Net loss attributed to ordinary shares	7,046 (754,804)
Average number of ordinary shares during the period	61,536.37

(Subsequent events)

Third quarter –current year (From January 1, 2004 to September 30, 2004)
1 Public offering The Company was listed on the MOTHERS of Tokyo Stock Exchange on October 28, 2004. Pursuant to the unanimous written resolution of the Board of Directors passed on September 16, 2004, the Company issued new shares through the public offering (book-building formula), the payment date of which is October 28, 2004. Terms of share issuance are summarized in the following table; (1)Issued shares: 20,000 ordinary shares (2)Issue price: ¥175,000 (3)Underwriting price: ¥162,750 (4)Aggregated amount to be credited to Share Capital: $51 thousand (5)Aggregated amount to be paid: ¥3,255,000 thousand (6)Use of proceeds: Out of the above aggregated amount of net proceeds, approximately ¥1,749,000 thousands will be used to make payments in connection with the acquisition of shares of Mergent, SMRA and Ford as well as assets of Iverson, and the remainder will be used for capital expenditures, general working capital and future acquisition purposes. The Company will invest the proceeds in safe and secure financial products until they are used for said purposes. As a result of this transaction, the amount of Share Capital became $516 thousands (¥55,289 thousands) and the number of issued shares became 201, 275.358.

Third quarter –current year (From January 1, 2004 to September 30, 2004)
2 New Share Issuance by the Third-party Allotment in relation to the Secondary Offering through Over-allotment The Company resolved to issue new shares by the Third-party Allotment in relation to the secondary offering through Over-allotment (Secondary Offering of 4,297 ordinary shares, which Nomura Securities Co., Ltd. borrowed from a shareholder of the Company), which was approved by the unanimous written resolution of the Board of Directors on September 16, 2004. However, Nomura Securities Co., Ltd. may conduct Syndicate-covering Transaction, in which case shares to be issued by the Third-party Allotment will not be, in whole or in part, subscribed so that the number of shares to be issued through the Third-party Allotment may decrease due to forfeiture, and the entire issue may be aborted. Terms of share issuance are summarized in the following table; (1)Shares to be issued: 4,297 ordinary shares (2)Allotment price: ¥175,000 (3)Issue price: ¥162,750 (4)Aggregated amount to be credited to Share Capital: $11 thousand (5)Allottee: Nomura Securities Co., Ltd. (6)Use of proceeds: The above amount of net proceeds will be used for capital expenditures, general working capital and future acquisition purposes. The Company will invest the proceeds in safe and secure financial products until they are used for said purposes.

Third quarter –current year (From January 1, 2004 to September 30, 2004)
3 *Preferred share conversion upon listing* Preferred shares shall automatically be converted into ordinary shares at listing. If the conversion have been exercised at the beginning of the period, "Per share information" would be as follows: Net assets per share914.83 (98,055.27) Net loss per share 59.24 (6,346.12) For diluted net profits per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated.

16
Xinhua Finance Limited
12g3-2(b) Exemption Letter
Exhibit A, Item 16


XINHUA FINANCE



Media Resources
- **Press Releases**
- Media Mentions
- Image Library

Media Resources > **Press Releases**

Press Releases

◂ Back to Press Releases Index Page ▸ Next Press Release

Xinhua Finance completes purchase of subsidiary Mergent Inc, announces first Mergent China product

HONG KONG, February 4, 2005 - Xinhua Finance (TSE Mothers: 9399), China's premier financial services and media company, announced today the completion of its purchase of Mergent Inc., the leading provider of credit ratings related products and services, and also the launch of the first Mergent China financial product.

Mergent, a spinoff from the Moody's ratings service, was acquired by Xinhua Finance in June 2004 and all financial considerations with regard to the acquisition were completed in January 2005.

Both companies have since been building products based on the synergies between Mergent's credit rating products and the China information and access available to Xinhua Finance's credit ratings division.

Xinhua Finance CEO Fredy Bush said the Mergent acquisition has proved to be advantageous to both companies, providing enhanced sales opportunities and higher revenues for both.

"The combination of the Xinhua Finance credit ratings products with Mergent's strengths allows us to provide our ratings clients with a much more in-depth list of services, including the first such products for the China market," Ms Bush said.

"Xinhua Finance has the best China credit ratings service in the market, and Mergent provides all the services that are required to complement a ratings service. We are now creating the products needed to support our China ratings."

The first product is a Mergent database of China listed companies, with full data on top China firms traded on the Shanghai and Shenzhen stock exchanges. The product will make use of Mergent's sophisticated technology which allows for searches and comparisons between companies in different markets using a wide range of search criteria.

"What this means is that Chinese listed companies will be fully integrated in a global corporate database for this first time," said Ms Bush. "This is in effect the beginning of true integration of Chinese companies into the global company landscape."

Ms Bush said the acquisition of Mergent has enhanced Xinhua Finance's position in the Chinese credit ratings market.

"We were the first to apply international standards in the China credit ratings market, and these new products make our market position even stronger," she said.

Mergent's CEO Jonathan Worrall said that joining the Xinhua Finance group has provided Mergent with unique access to China's financial markets.

"It is essential that Mergent can offer our clients China elements in our products and services. Our initial view that Xinhua Finance would provide us with the opportunity to do that has proved to be correct," Mr. Worrall added. "In fact the synergies and opportunities created by the merger have far exceeded our expectations."

Mergent, Inc., successor to the original Moody's Investors Service division, is headquartered in New York, NY, and Charlotte, NC, and operates sales offices in key North American cities as well as London, Tokyo and Sydney.

PDF Version of this announcement (Download Acrobat Reader)

Xinhua Finance Limited
12g3-2(b) Exemption Letter
Exhibit A, Item 18



XINHUA FINANCE

Press Releases

◂ Back to Press Releases Index Page ▸ Next Press Release

Xinhua Finance forecasts net profit in fiscal year 2005

HONG KONG, February 16, 2005 - Xinhua Finance (TSE Mothers: 9399), China's premier financial services and media company, today forecast it will record a net profit in 2005 following an above-forecast improvement in its results for 2004.

Sales for 2005 are projected to be US$94.4 million based on existing business units, representing year-on-year growth of 58%. Sales for the high-growth company hit US$59.7 million in 2004, 270% up from 2003 sales of US$16.1 million.

Xinhua Finance CEO Fredy Bush said the company's continued fast organic growth would be achieved by leveraging China's economic boom and Xinhua Finance's increasingly integrated global platform.

"We are seeing continually rising demand for China-related financial information," Ms Bush said. "Cross-selling of all our products on a global level will result in strong growth with existing business units."

Xinhua Finance, founded in 1999, was listed on the Tokyo Stock Exchange in October last year. Its products and services, including stock indices, credit ratings and financial news, form a bridge between China's markets and the world.

Xinhua Finance CFO Gordon Lau said the company would see improved results from existing business in 2005 due to cross-selling and the cost synergies of successful integration of overseas acquisitions.

"We are forecasting improving margins with EBITDA for 2005 projected to be US$13.5 million, representing year-on-year growth of 219% from US$4.2 million in 2004 (under Japan GAAP, Generally Accepted Accounting Principles in Japan) as our global distribution network expands," Mr Lau said.

EBITDA is an abbreviation for "Earnings Before Interest, Taxes, Depreciation and Amortization" an important international measure of high growth companies such as Xinhua Finance.

Net income for 2005 under International Financial Reporting Standards (IFRS) is forecast at US$5.4 million, while net income under Japan GAAP is forecast to be US$0.2 million. The key difference between Japan GAPP and IFRS is the treatment of non-recurrent listing-related expenses, share issuance costs from fundraising exercises, and non-cash goodwill amortization expenses.

Xinhua Finance Limited
12g3-2(b) Exemption Letter
Exhibit A, Item 19


XINHUA FINANCE


What's New
About Xinhua Finance
Products & Services
Investor Resources
Media Resources

Media Resources
- **Press Releases**
- Media Mentions
- Image Library

Media Resources > **Press Releases**

Press Releases

◂ Back to Press Releases Index Page ▸ Next Press Release

Xinhua Finance awarded better terms on loan facility due to improved results

HONG KONG, March 3, 2005 - Xinhua Finance (TSE Mothers: 9399), China's premier financial services and media company, today announced that it has been granted improved terms on its loan facility with ABN Amro Bank due to the company's continued strong development.

The line of credit was set up in September 2004 at US$12 million, before the company's successful listing in Tokyo, and has now been expanded to US$24 million at a reduced rate of interest in an expression of confidence by ABN Amro in Xinhua Finance's business, CFO Gordon Lau said.

Richard Orders, Vice Chairman of ABN AMRO Wholesale Clients, said: "We are pleased to be able to contribute to the rapid development of Xinhua Finance through this US$24m credit facility."

Sander Hamersma, Head of Media for ABN AMRO in Asia, said: "We have a lot of confidence in the business development plans of Xinhua Finance and management's ability to continue to execute successfully."

Xinhua Finance CFO Gordon Lau said ABN Amro contacted the company with the aim of establishing a banking relationship with Xinhua Finance due to its potential. The improved terms follow the successful listing of Xinhua Finance on the Tokyo Stock Exchange's Mothers board and a demonstrated ability of the company to execute on its business plan.

"Since Xinhua Finance was listed in Tokyo last October, the credit profile of the company has improved, which led to ABN Amro offering us a larger loan facility at a reduced rate," Mr Lau said.

Mr Lau said Xinhua Finance has not drawn any funds from the loan facility and has no immediate plans to do so. However, the facility is available if the company decides it wishes to use it for potential acquisitions.

Xinhua Finance Managing Director of Corporate Finance Andrew Chang said the agreement reflects the wider interest being shown in Xinhua Finance by the investment and banking community.

"This loan facility from ABN Amro gives Xinhua Finance more financial flexibility for our cooporate development," Mr Chang said.

Xinhua Finance released its 2004 results last month, showing 2004 sales of

US$59.7 million, outperforming the original forecast by 5%. Sales for the high-growth company were 270% up from fiscal 2003 sales of US$16.1 million.

PDF Version of this announcement (Download Acrobat Reader)

Declaration for Timely Disclosure

March 21, 2005

Mr. Takuo Tsurushima
President & CEO
Tokyo Stock Exchange, Inc.

Xinhua Finance Limited hereby fully acknowledges that timely and appropriate disclosure of corporate information to investors constitutes a basis for a sound securities market, and pledges to provide corporate information diligently to investors in a timely and appropriate manner, including working to enhance company structure and procedures described in the attached document in order to conduct appropriately prompt, accurate, and fair disclosure of corporate information at all times considering the standpoint of investors.

Fredy Bush
Representative Director & CEO
Xinhua Finance Limited
Suite 2003-5 Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

Re : Our company structure for timely disclosure of Company Information

(An appendix for declaration regarding timely disclosure)

March 21, 2005

Name of the Company : Xinhua Finance Limited

(Code No. 9399 Tokyo Stock Exchange, Mothers Board)

1. **Responsible Person for Handling of Information**

(1) As a part of Xinhua Finance Limited's (the "**Company**") commitment to providing timely and appropriate disclosure, the Company has established a policy for information disclosure under which the authority and responsibility for handling of the Company's various information are clarified. The Company has made the Managing Director of Corporate Communications ("**Chief Communications Officer**") responsible for handling of information to be disclosed or reported to stock exchanges.

(2) The head of each division within the Company, as a responsible person for information management, collects and manages the information relevant to such division, including the information regarding group companies overseen by such division.

(3) The Corporate & Investor Communications Division, which is directly supervised by the Chief Communications Officer, is responsible for planning and implementing policies concerning information disclosure as well as communicating with persons responsible for divisional information disclosure.

(4) The Chief Communications Officer is responsible for updating the head of each division on the timely disclosure standard and amendments thereto, and receives reports on Company's information from the head of each division.

2. **Decision Making for Disclosure Policy / Timely Disclosure**

(1) The head of each division collects and manages information relevant to such division, and further obtains necessary information from group companies overseen by such division, as well as consolidates and manages such information in integrated fashion as divisional information.

(2) Information received by a division head is passed on immediately to the Chief Communications Officer, who in turn will pass on such information to the General Counsel to assess whether the information meets the threshold for disclosure in the Timely Disclosure Rules enacted by the Tokyo Stock Exchange. The General Counsel discusses timely disclosure issues with the Chief Financial Officer and Chief Operating Officer, and will also consult the Chief Executive Officer to that the content of announcements is accurate. In certain instances, the Chief Executive Officer will consult independent members of the Board of Directors for their advice.

(3) After it has been resolved that information should be disclosed, the Chief Communications Officer will arrange for the disclosure of the same in timely manner in accordance with the disclosure policy as resolved.

3. Internal Control

(1) The Board of Directors makes decisions on matters prescribed by the Company's Articles of Association, as well as on other matters of importance to the Company. The Board receives reports on the state of the business and supervises executive management. The Board consists of seven directors, of whom three are independent, non-executive directors.

(2) The Board of Directors has established an Audit Committee, comprised of the three independent non executive directors, which is mandated to assist the board by reviewing (i) quarterly, interim and annual financial information of the Company; (ii) external and internal audit reports; and (iii) systems of corporate governance and control which management and the board have established.

(3) The Company has established an Executive Committee, made up senior management of the Company and its subsidiaries, which considers various strategic issues affecting the Group as a whole. The Executive Committee is chaired by, and reports to, the Chief Executive Officer.

(4) The General Counsel provides his opinion at board meetings and Executive Committee meetings if necessary. The Legal Department supports each division regarding timely disclosure based on its expertise.

4. Accounting Auditors / Attorneys' Involvement

(1) The Company is audited by accounting auditors pursuant to "Securities and Exchange Law". The Company obtain necessary advice and instructions from its auditors regarding timely disclosure of financial results.

(2) The Company obtains advice and suggestions from different law firms regarding timely disclosure.


RECEIVED
XINHUA FINANCE
APR 14 A 9:53


What's New
Fact Sheet
Careers
About Xinhua Finance
Products & Services
Investor Resources
Media Resources
Partnership

Media Resources
- **Press Releases**
- Media Mentions
- Image Library

Media Resources > **Press Releases**

Press Releases

◂ Back to Press Releases Index Page ▸ Next Press Release


SEC MAIL RECEIVED PROCESSING
APR 12 2005
WASH. D.C. 185 SECTION

Xinhua Finance outperforms forecasts for fiscal year 2004

HONG KONG, February 15, 2005 - Xinhua Finance (TSE Mothers: 9399), China's premier financial services and media company, today announced 2004 results that outperformed its forecast in all key areas.

The company reported 2004 sales of US$59.7 million, outperforming the original forecast by 5%. Sales for the high-growth company were 270% up from fiscal 2003 sales of US$16.1 million.

Xinhua Finance, founded in 1999, was listed on the Tokyo Stock Exchange in October last year. Its products and services, including stock indices, credit ratings and financial news, form a bridge between China's markets and the world.

The company's net result for 2004 under International Financial Reporting Standards (IFRS) was a US$1.4 million net loss, improved 56% from the original forecasted loss of US$3.2 million. The net results under Japan GAAP (Generally Accepted Accounting Principles in Japan) was US$9.3 million net loss, improved 1% from the original forecasted loss of US$9.4 million.

Xinhua Finance CEO Fredy Bush said the results point to the continuing fast and healthy growth of the company's business.

"This has been a year of very strong growth for the company, which has helped us to produce results ahead of forecast," Ms Bush said. "Overall strategic growth has propelled the company's topline growth."

She said the company continues to see large demand for all China related products. "We expect to see that trend continue as China continues to encourage foreign investment into its financial markets," Ms Bush added.

Under Japan GAAP, EBITDA for 2004 was US$4.2 million, outperforming the original forecast of US$3.8 million by 11%. It was a growth of 554% from 2003 EBITDA of minus US$0.9 million. EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is an important international measure of high growth companies such as Xinhua Finance.

Xinhua Finance CFO Gordon Lau said the 2004 results reflected the company's strong focus throughout the year on improving margins.

"We are seeing high growth in all areas of our business and the 2004 results show we are ahead of target," Mr Lau said. "The results also reflect the success we have had in integrating acquisitions into the business."

2004 Year 12 Month Financial Summary (Consolidated) **2005 Year 02 Month 15 Date**

Listed Company Name : Xinhua Finance Limited **Listed Section : Mothers**
Code No. : 9399 **Head Office Location : Grand Cayman**
(URL http://www.xinhuafinance.com)
Representative- Title : Chief Executive Officer ; Name : Fredy Bush
Inquiry- Title : Chief Financial Officer ; Name : Gordon Lau ; Tel : Hong Kong (852) 3196-3939
Title : Managing Director of Investor Relations ; Name : Sun Jiong ; Tel : Tokyo (03) 3500-5328
Directors' meeting on Financial results : Year 2005 Month 02 Date 12
Applied the US GAAP? No

Since the Company was established in January 2004, it has no relevant information for December 2003. The financial data for December 2003 is for Xinhua Financial Network Limited, which has become a wholly subsidiary of the Company following a share swap transaction on March 4, 2004.

1. **Consolidated Results for the period ending December 2004 (1 January 2004 to 31 December 2004) under Japan GAAP**

(1) Consolidated Operating Results

	Sales		EBITDA		Operating Income		Ordinary Income	
	US$ Thousand (JPY Thousand)	%	US$ Thousand (JPY Thousand)	%	US$ Thousand (JPY Thousand)	%	US$ Thousand (JPY Thousand)	%
Dec, 2004	59,689 (6,220,187)	269.6	4,230 (440,798)	-	Δ4,134 (Δ430,815)	-	Δ9,100 (Δ948,311)	-
Dec, 2003	16,148 (1,682,783)	-	Δ931 (Δ97,006)	-	Δ1,453 (Δ151,406)	-	Δ4,367 (Δ455,057)	-

	Net Income		Earnings per share	Diluted Earnings per Share	% of Net income/ shareholders' equity	% of Ordinary income / total assets	% of Ordinary income / Sales
	US$ Thousand (JPY Thousand)	%	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places	%	%	%
Dec, 2004	Δ9,305 (Δ969,712)	-	Δ103.94 (Δ10,831.09)	N/A N/A	Δ10.5	Δ7.7	Δ15.2
Dec, 2003	Δ4,353 (Δ453,663)	-	Δ109.37 (Δ11,397.37)	N/A N/A	Δ28.0	Δ21.6	Δ27.0

(Note) 1. P/L from applying Equity Method : December, 2004 : N/A JPY Mil; December, 2003: N/A JPY Mil
2. Average no. of shares during the period : December, 2004 : 89,530.42 shares ; December, 2003 : 39,804.19 shares
(For 2003, it is assumed that both the share conversion, where the Company's preferred shares were converted into ordinary shares upon IPO (October 28, 2004), and the reverse share split, where the Company's outstanding shares were consolidated on one for two thousand basis on August 24, 2004, had been effective from the beginning of the year.)
3. Change in Accounting Method : No
4. % of Sales, Operating Income, Ordinary Income and Net Income represent increase or decrease in comparison to the prior year.
5. Exchange rate used USD1 = ¥104.21
6. EBITDA is defined as operating income or loss plus depreciation, amortization and amortization of goodwill.

(2)Consolidated Financial Status

	Total Assets	Shareholders' Equity	% of Shareholders' Equity / Total Assets	Net Assets per Share
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	%	US$ (JPY) 2 decimal places
Dec, 2004	201,927 (21,042,858)	149,102 (15,537,948)	73.9	719.66 (74,996.24)
Dec, 2003	33,750 (3,517,117)	27,997 (2,917,605)	83.0	333.06 (34,708.49)

(Note) Total issued shares at end of period (consolidated) : Dec, 2004 : 203,565.36 shares ; Dec, 2003 : 73,238.33 shares
(For 2003, it is assumed that both the share conversion, where the Company's preferred shares were converted into ordinary shares upon IPO (October 28, 2004), and the reverse share split, where the Company's outstanding shares were consolidated on one for two thousand basis on August 24, 2004, had been effective from the beginning of the year.)

(3)Consolidated Cashflow result

	Cash flow from Operating Activities	Cash flow from Investing Activities	Cash flow from Financing Activities	Cash and Cash Equivalent at the year end
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
Dec, 2004	△1,915 (△199,535)	△54,595 (△5,689,378)	78,387 (8,168,757)	40,089 (4,177,648)
Dec, 2003	△5,300 (△552,266)	△1,945 (△202,648)	22,352 (2,329,318)	18,142 (1,890,577)

(4) Details regarding the application of consolidated scope and Equity Method

Number of consolidated entities : 22; Number of non-consolidated entities using the Equity Method : 0;
Number of related firms using the Equity Method: 0

(5) Changes in conditions on the applicability of the consolidated scope and Equity Method

Consolidated : (New) N/A, (Excluded) N/A; Equity Method : (New) N/A, (Excluded) N/A

2. Forecast on Consolidated Results for the period ending December 2005 (1 January 2005 to 31 December 2005) under Japan GAAP

	Sales	EBITDA	Operating Income	Ordinary Income	Net Income
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
For 6 months	45,216 (4,295,520)	5,129 (487,255)	△611 (△58,045)	△695 (△66,025)	△1,491 (△141,645)
For a year	94,409 (8,968,855)	13,482 (1,280,790)	1,949 (185,155)	1,789 (169,955)	198 (18,810)

(Reference) Forecasted net income per share (for the period) : 92.40 JPY (2 decimal places)
1. Exchange rate used USD1 = ¥95

*Performance estimates are determined based on information currently available. Due to various unforeseen facters, actual performance may differ from estimates.

<For Reference Only (IFRS)>

1. **Consolidated Results for the period ending December 2004 (1 January 2004 to 31 December 2004) under IFRS**

(1) Consolidated Operating Results

	Sales	EBITDA	Net Income	Earnings per share	Diluted Earnings per Share
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places
Dec, 2004	59,690 (6,220,187)	4,577 (476,969)	△1,420 (△147,958)	△15.86 (△1,652.77)	N/A N/A
Dec, 2003	15,070 (1,570,445)	△878 (△91,496)	△1,576 (△ 164,235)	△56.31 (△ 5,868.07)	N/A N/A

(Note) 1. P/L from applying Equity Method : Dec, 2004 : N/A JPY Mil; Dec, 2003: N/A JPY Mil
2. Average no. of shares during the period : Dec, 2004 : 89,530.42 shares ; Dec, 2003 : 39,804.19 shares
3. Change in Accounting Method : No
4. Exchange rate used USD1 = ¥104.21

(2) Details regarding the application of consolidated scope and Equity Method

Number of consolidated entities : 22; Number of non-consolidated entities using the Equity Method : 0;
Number of related firms using the Equity Method: 0

(3) Changes in conditions on the applicability of the consolidated scope and Equity Method

Consolidated : (New) N/A, (Excluded) N/A; Equity Method : (New) N/A, (Excluded) N/A

2. **Forecast on Consolidated Results for the period ending December 2005 (1 January 2005 to 31 December 2005) under IFRS**

	Sales	EBITDA	Net Income
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
For 6 months	45,216 (4,295,520)	5,129 (487,255)	1,037 (98,515)
For a year	94,409 (8,968,855)	13,482 (1,280,790)	5,378 (510,910)

(Reference) Forecasted net income per share (for the period) : 2,509.81 JPY (2 decimal places)
1. Exchange rate used USD1 = ¥95

*Performance estimates are determined based on information currently available. Due to various unforeseen facters, actual performance may differ from estimates.

(1) Conditions of Group

We are a provider of financial information products focused on China's financial markets. We are an integrated provider of market indices, ratings, financial news and analysis and investor relations for China. We believe that we are uniquely positioned in the market because we provide all four complementary services under one company. To our knowledge, a company with such a comprehensive service portfolio has never been seen in the market before. As a company providing all of these services to China's financial markets, we have established the infrastructure for making investment decisions in China.

Our group provides one or more services through which investors can make more well-informed investment decisions on China's financial markets. For example, through our market indices and financial news and analysis, an investor can track the overall performance of the equity and debt markets, follow the events that affect these markets, and be informed of recent developments of individual companies. Simultaneously, an investor can assess the creditworthiness and performance of individual companies that make up such market indices with our ratings. Also, through our investor relations services, investors can learn what companies are saying about themselves in their corporate announcements and public relations activities.

We offer the following four principal services:

- **Market Indices.** We provide equity indices and bond indices measuring the performance of China's stock and bond markets. As of December 31, 2004, we follow the China markets with more than 100 equity indices covering domestic and international China-related stocks, 12 bond indices, and four style indices (equity indices customized to track more specific investment criteria). These indices are all developed according to methodology generally used in international markets. Also, we provide a customized U.S. index, the Dividends Achiever Index, that tracks dividend-paying equities in the U.S. that have increased their payout every year for the past ten consecutive years.

- **Ratings.** We issue public information ratings (ratings on companies based on publicly available information). Our ratings are developed according to methodology generally used in international markets. We also offer a comprehensive global portfolio of company, securities and financial information, along with research and analytic tools that enable investors to conduct in-depth company evaluation.

- **Financial News and Analysis.** We provide financial news mainly covering China's financial markets. We also offer a comprehensive range of analytic reports and products for China and the international markets covering economic developments, fixed-income and foreign exchange, currency and interest rate movements, government policies and central bank activities.

- **Investor Relations.** We offer corporate announcement services that allow companies inside and outside of China to communicate their news and events. Via our extensive network of more than 4,000 media outlets in China, we currently distribute 75+ such company announcements per week. We also offer investor and public relations services, encouraging corporate governance and disclosure practices for companies in China.

We are a global organization with our headquarters in Hong Kong and offices across Asia, Australia, North America and Europe. Our office locations include Hong Kong, Beijing, Shanghai, Shenzhen, Taipei, Tokyo, Seoul, Singapore,

Melbourne, New York, Washington, D.C., Chicago, Charlotte, Princeton, San Diego, Toronto, London, Berlin, Paris, Rome, and Mexico City. Our regional news bureaus are located in Hong Kong, Beijing, Shanghai, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Jakarta, Manila, Sydney, New York, Washington, D.C., London, Frankfurt, Brussels, Paris, Berlin and Rome. As at December 31, 2004 we had approximately 580 employees worldwide.

(2) Management policy, operating results and financial conditions

Sales

Sales was US$59,689 thousand (¥6,220,187 thousand) for the twelve months ended December 31, 2004, compared to US$16,148 thousand (¥1,682,783 thousand) for the twelve months ended December 31, 2003. Sales for the twelve months ended 2004 is more than tripled the sales from twelve months in 2003 due to:

- New revenue streams from acquired subsidiaries in 2004 – including MNI, Mergent, SMRA and G7.
- Additional business developments in 2004 – increasing demand for China focused financial information, product line extensions with existing clients and cross-selling efforts.

Cost of sales

Cost of sales was US$29,283 thousand (¥3,051,625 thousand) for the twelve months ended December 31, 2004, compared to US$8,221 thousand (¥856,710 thousand) for the twelve months ended December 31, 2003. Higher cost of sales was mainly due to the inclusion of cost of sales for newly acquired subsidiaries, including MNI, Mergent, SMRA and G7. Cost of sales represented 49% of sales for the twelve months ended December 31, 2004 and 51% of sales for the twelve months ended December 31, 2003.

Gross Margin

Gross margins were 51% for the twelve months ended December 31, 2004 and 49% for the twelve months ended December 31, 2003.

Selling, general and administrative expenses

Selling, general and administrative expenses were US$34,540 thousand (¥3,599,378 thousand) for the twelve months ended December 31, 2004, compared to US$9,380 thousand (¥977,490 thousand) for the twelve months ended December 31, 2003. Higher selling, general and administrative expenses in 2004 are mainly due to:

- Enlarged operations and global distribution network given the inclusion of new subsidiaries, including MNI, Mergent, SMRA and G7
- Professional (such as auditing, legal and investor relations) and other fees related expanded operations and becoming a public company
- Non-cash items related to strategic acquisitions to extend distribution network and enhance global capabilities:
    - Higher amortization of goodwill on consolidation
    - Higher amortization expense for intangible assets

Operating loss

As a result of the above, operating loss was US$4,134 thousand (¥430,815 thousand) for the twelve months ended December 31, 2004, as compared to US$1,453 thousand (¥151,406 thousand) for the twelve months ended December 31,

2003.

Ordinary loss

Ordinary loss was US$9,100 thousand (¥948,311 thousand) for the twelve months ended December 31, 2004, as compared to US$4,367 thousand(¥455,057 thousand) for the twelve months ended December 31, 2003. The change from operating loss to ordinary loss was mainly due to US$4,778 thousand (¥497,915 thousand) of share issuance costs and non-recurrent listing related expenses incurred by the Company during the period.

Net loss for the period

As a result of the above, net loss for the twelve months ended December 31, 2004 was US$9,305 thousand (¥969,712 thousand), as compared to US$4,353 thousand(¥453,663 thousand) for the twelve months ended December 31, 2003.

EBITDA

EBITDA was US$4,230 thousand (¥440,798 thousand) for the twelve months ended December 31, 2004, compared to EBITDA loss of US$931 thousand (¥97,006 thousand) for the twelve months ended December 31, 2003. EBITDA is calculated by taking operating earnings or loss and adding back the following items in selling, general and administrative expenses: (1) depreciation; (2) amortization; and (3) amortization of goodwill. EBITDA as % of sales improved to 7.1% for the twelve months ended December 31, 2004 from negative 5.8% for the twelve months ended December 31, 2003.

Difference in net results under IFRS and Japan GAAP

Net results achieved under IFRS for the twelve months ended December 31, 2004 was net loss of US$1,420 thousand (¥147,958 thousand) rather than a net loss of US$9,305 thousand (¥969,712 thousand) under Japan GAAP. This material difference of US$7,885 thousand (¥821,754 thousand) is mainly due to different treatment of the following items:

- Non-recurrent listing related costs resulting from the IPO
  Under IFRS, IPO related expenses are deducted against equity rather than charged to income under Japan GAAP.
- Share issuance costs for fundraising exercises (including IPO and private equity fundraising)
  Our share issuance costs under Japan GAAP are charged to income when incurred. Under IFRS, external costs directly attributable to the issue of new shares are shown as a deduction, net of tax, in equity from the proceeds.
- Amortization of goodwill on consolidation (a consolidation adjustment which is a non-cash expense) arising from strategic acquisitions
  Japan GAAP requires consolidated goodwill to be amortized within 20 years. The goodwill on consolidation of the Company has been and is projected to be amortized by the straight-line method over a period of 20 years. Under IAS 36, our goodwill on consolidation in connection with subsidiaries acquired on or after March 31, 2004 is not amortized but is assessed for impariment at least annually.

Cashflow Analysis

Operating activities

Net cash used in operating activities amounted to US$1,915 thousand (¥199,535 thousand) for the twelve months ended December 31, 2004. This was due to an increase in working capital needs from the rapid expansion of our business.

Investing activities

Net cash used in investing activities amounted to US$54,595 thousand (¥5,689,378 thousand) for the twelve months ended December 31, 2004. Net cash used in investing activities mainly consisted of capital expenditures and cash used for strategic acquisitions. Total capital expenditures were US$1,353 thousand (¥141,000 thousand) for the twelve months ended December 31, 2004. US$49,222 thousand (¥5,129,430 thousand) cash was applied to payment terms for strategic acquisitions such as Mergent, MNI, SMRA and G7. This amount is in addition to non-cash consideration in promissory notes and stock.

Financing Activities

Cashflow from financing activities amounted to US$78,387 thousand (¥8,168,757 thousand) for the twelve months ended December 31, 2004. Our primary sources of liquidity for the twelve months of 2004 have continued to be proceeds from our fundraising exercises, including private placements of shares to strategic and financial investors worldwide, which raised approximately US$48,627 thousand (¥5,067,424 thousand) in net proceeds after expenses, and our initial public offering in the Tokyo Stock Exchange, which raised approximately US$ 31,217 thousand (¥3,253,144 thousand) in net proceeds after expenses.

Cash Balance

Ending cash balance was US$40,089 thousand (¥4,177,648 thousand) at December 31, 2004 as a result of the above.

(3) Consolidated financial statements etc

(4) Summary of each individual financial statement (for details, please refer to Each Individual Financial Statement's Summary)

(5) Others

For the purpose of press conferences, meetings on financial results (should be done 1 to 2 days after release of financials), if preparing materials in addition to the Financial Summary and (1) to (5) above, these materials should be attached with the materials used for making financial announcement. Or, it should be disclosed as Additional materials for financial announcement (for meeting on financial results).

2004 Year 12 Month Individual Financial Statement Summary **2005 Year 02 Month 15 Date**

Listed Company Name : Xinhua Finance Limited **Listed Section : Mothers**
Code No. : 9399 **Head Office Location : Grand Cayman**
(URL http://www.xinhuafinance.com)
Representative- Title : Chief Executive Officer ; Name : Fredy Bush
Inquiry- Title : Chief Financial Officer ; Name : Gordon Lau ; Tel : Hong Kong (852) 3196-3939
Title : Managing Director of Investor Relations ; Name : Sun Jiong ; Tel : Tokyo (03) 3500-5328
Directors' meeting on Financial results : Year 2005 Month 02 Date 12 ; Dividend Policy at mid-period : No
Fixed Shareholders' Meeting : Year 2005 Month 05 Date 27

Since the Company was established in January 2004, it has no relevant information for December 2003

1. Results for the period ending December 2004 (5 January 2004 to 31 December 2004)

(1) Operating Results under Japan GAAP

	Sales	EBITDA	Operating Income	Ordinary Income
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
Dec, 2004	5,355 (558,021)	△1,215 (△126,666)	△1,215 (△126,666)	△6,285 (△654,965)

	Net Income	Earnings per share	Diluted Earnings per Share	% of Net income/ shareholders' equity	% of Ordinary income / total assets	% of Ordinary income / Sales
	US$ Thousand (JPY Thousand)	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places	%	%	%
Dec, 2004	△6,285 (△654,965)	△70.20 (△7,315.56)	N/A	△4.1	△3.7	△117.4

(Note) 1. Average no. of shares during the period : December, 2004 : 89,530.42 shares ; December, 2003 : N/A shares
2. Change in Accounting Method : No
3. Exchange rate used USD1 = ¥104.21
4. EBITDA is defined as operating income or loss plus depreciation, amortization and amortization of goodwill.

(2) Condition of Payment of Dividends

	Dividend per Share			Total amount of Dividend (for the year)	% of Dividend per share / Net income per share	% of Dividend /Shareholders Equity
		For 6 months	For a year			
	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places	Mil US JPY	%	%
Dec, 2004	N/A	N/A	N/A	N/A	N/A	N/A

(3) Financial Condition

	Total Assets	Shareholders' Equity	% of Shareholders' Equity / Total Assets	Net Assets per Share
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	%	US$ (JPY) 2 decimal places
Dec, 2004	172,059 (17,930,228)	151,865 (15,825,867)	88.3	733.24 (76,410.62)

(Note) 1.No. of shares issued at end of period : December, 2004 : 203,565.36 shares ; December, 2003 : N/A shares
2.No. of Treasury shares at end of period : December, 2004 : N/A shares ; December, 2003 : N/A shares

2. **Forecast on Results for the period ending December 2004 (1 January 2004 to 31 December 2004)**

	Sales	Ordinary Income	Net Income	Dividend per Share	
				For 6 months	For a year
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places
For 6 months	3,108 (295,213)	△820 (△77,900)	△820 (△77,900)	N/A	N/A
For a year	6,215 (590,545)	△1,670 (△158,650)	△1,670 (△158,650)	N/A	N/A

(Reference) Forecasted net income per share (for the period) : △779.36 JPY (2 decimal places)
Exchange rate used USD1 = ¥95

*Performance estimates are determined based on information currently available. Due to various unforeseen facters, actual performance may differ from estimates.

(1) Individual Financial Statement etc

(2) Change of directors (Differentiate between representative and directors, For companies submitting the Financial Summary, must also submit details on change in directors (including expected date of resignation). Must indicate "not applicable" if this is the case.

(3) Others
For the purpose of press conferences, meetings on financial results (should be done 1 to 2 days after release of financials), if preparing materials in addition to the Financial Summary and (1) to (5) above, these materials should be attached with the materials used for making financial announcement. Or, it should be disclosed as Additional materials for financial announcement (for meeting on financial results).